
82-3109

SAMSUNG ELECTRONICS CO., LTD.

Interim Financial Statements

March 31, 2005 and 2004

SUPPL

SAMIL PRICEWATERHOUSECOOPERS

PRICEWATERHOUSECOOPERS

SAMSUNG ELECTRONICS CO., LTD.

Interim Financial Statements

March 31, 2005 and 2004

SAMIL PRICEWATERHOUSECOOPERS

Samsung Electronics Co., Ltd.
Index
March 31, 2005 and 2004 and December 31, 2004

SAMIL PRICEWATERHOUSECOOPERS

Samil Pricewaterhouse Coopers
Kukje Center Building
191 Hankangro 2 ga, Yongsanku
Seoul 140-702, KOREA
(Yongsan P.O.Box 266, 140-600)

- 1 -

Report of Independent Accountants

To the Board of Directors and Shareholders of
Samsung Electronics Co., Ltd.

We have reviewed the accompanying non-consolidated balance sheet of Samsung Electronics Co., Ltd. (the "Company") as of March 31, 2005, and the related non-consolidated statements of income and cash flows for the three-month periods ended March 31, 2005 and 2004, expressed in Korean won. These interim financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our reviews.

We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying non-consolidated financial statements are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

SAMIL PRICEWATERHOUSECOOPERS

We have audited the non-consolidated balance sheet of Samsung Electronics Co., Ltd. as of December 31, 2004, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those non-consolidated financial statements in our report dated January 28, 2005. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2004, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2004.

As discussed in Note 14 to the accompanying non-consolidated financial statements, the Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd., which were previously transferred to the Creditors in connection with the petition for court receivership of SMI by December 31, 2000. In the event that the sales proceeds fall short of ₩2,450,000 million, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means, including the participation in any equity offering or subordinated debentures issued by the Creditors. The amount of overdue interest due to the default of the agreement is to be reimbursed by the Company and the Affiliates. Any excess proceeds over ₩2,450,000 million are to be distributed to the Company and the Affiliates. As of the date of this report, the shares of Samsung Life Insurance Co., Ltd. have not yet been sold. As of the balance sheet date, the ultimate effect of these matters on the financial position of the Company cannot presently be determined.

As discussed in Note 22 to the accompanying non-consolidated financial statements, the Company had sales to, and purchases from, subsidiaries and affiliated companies within the Samsung Group amounting to ₩532,242 million and US$10,057,316 thousand, and ₩2,842,315 million and US$1,801,752 thousand, respectively, for the three-month period ended March 31, 2005, and the related accounts receivable and accounts payable as of March 31, 2005 amounted to ₩938,505 million and US$361,509 thousand and ₩2,043,968 million and US$642,929 thousand, respectively.

SAMIL PRICEWATERHOUSECOOPERS

The amounts expressed in U.S. dollars, provided solely for the convenience of the reader, have been translated on the basis set forth in Note 3 to the accompanying non-consolidated financial statements.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea.   In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Seoul, Korea
April 18, 2005

This report is effective as of April 18, 2005, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying non-consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
March 31, 2005 and December 31, 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Assets				
Current assets				
Cash and cash equivalents	₩ 679,516	₩ 957,819	$ 663,590	$ 935,370
Short-term financial instruments	3,577,930	4,186,706	3,494,072	4,088,580
Short-term available-for-sale securities (Note 4)	1,583,813	2,289,365	1,546,692	2,235,708
Trade accounts and notes receivable, net of allowance for doubtful accounts (Note 5)	1,470,776	1,331,587	1,436,305	1,300,378
Other accounts and notes receivable, net of allowance for doubtful accounts (Note 5)	481,437	937,658	470,153	915,682
Short-term deferred income tax assets (Note 20)	751,116	-	733,512	-
Inventories, net to valuation losses (Note 6)	2,891,119	3,154,318	2,823,358	3,080,389
Prepaid expenses and other current assets	1,099,525	1,101,038	1,073,756	1,075,232
Total current assets	12,535,232	13,958,491	12,241,438	13,631,339
Lease payment receivables under capital lease (Note 7)	313,817	312,034	306,462	304,721
Property, plant and equipment, including revalued portion, net of accumulated depreciation (Note 8)	21,743,780	19,727,807	21,234,160	19,265,437
Long-term available-for-sale securities (Note 9)	581,903	463,197	568,265	452,341
Equity-method investments (Note 10)	8,216,298	8,353,211	8,023,729	8,157,433
Intangible assets, net of accumulated amortization (Note 11)	419,945	399,376	410,103	390,016
Long-term deposits and other assets (Note 12)	813,080	602,427	794,022	588,306
Total assets	₩44,624,055	₩43,816,543	$ 43,578,179	$ 42,789,593

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
March 31, 2005 and December 31, 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Liabilities and				
Shareholders' Equity				
Current liabilities				
Trade accounts and notes payable	₩ 1,978,462	₩ 1,823,316	$ 1,932,092	$ 1,780,582
Other accounts and notes payable	2,601,862	2,595,557	2,540,881	2,534,724
Accrued expenses	1,612,947	2,359,751	1,575,144	2,304,444
Income taxes payable	1,177,458	1,378,429	1,149,861	1,346,122
Other current liabilities	359,570	563,850	351,142	550,635
Total current liabilities	7,730,299	8,720,903	7,549,120	8,516,507
Foreign currency notes and				
bonds (Note 13)	96,617	98,545	94,353	96,235
Long-term deferred income tax				
liabilities (Note 20)	807,184	19,983	788,266	19,515
Accrued severance benefits, net	480,745	397,084	469,478	387,777
Other long-term liabilities	313,018	139,619	305,681	136,347
Total liabilities	9,427,863	9,376,134	9,206,898	9,156,381

Samsung Electronics Co., Ltd.
Non-Consolidated Balance Sheets
March 31, 2005 and December 31, 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Commitments and contingencies (Note 14)				
Shareholders' equity				
Capital stock (Note 15)				
Common stock	₩ 778,047	₩ 778,047	$ 759,812	$ 759,812
Preferred stock	119,467	119,467	116,667	116,667
Capital surplus				
Paid-in capital in excess of par value	4,403,893	4,403,893	4,300,677	4,300,677
Other capital surplus	1,933,754	1,927,773	1,888,432	1,882,591
Retained earnings (Note 16)	31,300,743	30,575,041	30,567,132	29,858,438
Capital adjustments				
Treasury stock (Note 17)	(4,136,209)	(4,159,639)	(4,039,267)	(4,062,147)
Others (Note 18)	796,497	795,827	777,828	777,174
Total shareholders' equity	35,196,192	34,440,409	34,371,281	33,633,212
Total liabilities and shareholder's equity	₩44,624,055	₩43,816,543	$ 43,578,179	$ 42,789,593

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
Three-month periods ended March 31, 2005 and 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Sales (Note 22)	₩13,812,185	₩14,413,632	$ 13,488,462	$ 14,075,813
Cost of sales (Note 22)	9,675,896	8,717,353	9,449,117	8,513,041
Gross profit	4,136,289	5,696,279	4,039,345	5,562,772
Selling, general and administrative expenses	1,986,364	1,687,401	1,939,809	1,647,852
Operating profit	2,149,925	4,008,878	2,099,536	3,914,920
Non-operating income				
Interest and dividend income	76,305	81,957	74,517	80,036
Foreign exchange gains	18,947	84,970	18,503	82,979
Gain on foreign currency translation	122,593	51,304	119,720	50,102
Gain on valuation of investments using the equity method of accounting (Note 10)	420,186	-	410,338	-
Others	167,289	161,903	163,368	158,108
	805,320	380,134	786,446	371,225
Non-operating expenses				
Interest expense	9,311	20,538	9,093	20,057
Foreign exchange losses	34,684	59,081	33,871	57,696
Loss on foreign currency translation	46,053	26,964	44,974	26,332
Loss on valuation of investments using the equity method of accounting (Note 10)	839,272	93,608	819,602	91,414
Others	69,131	64,301	67,510	62,794
	998,451	264,492	975,050	258,293

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Income
Three-month periods ended March 31, 2005 and 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Net income before income taxes	₩ 1,956,794	₩ 4,124,520	$ 1,910,932	$ 4,027,852
Income tax expense (Note 20)	458,382	985,732	447,639	962,629
Net income	₩ 1,498,412	₩ 3,138,788	$ 1,463,293	$ 3,065,223
Basic earnings per share (Note 21) (in Korean won and U.S. dollars)	₩ 9,706	₩ 19,472	$ 9	$ 19
Diluted earnings per share (Note 21) (in Korean won and U.S. dollars)	₩ 9,544	₩ 19,513	$ 9	$ 19

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
Three-Month Periods ended March 31, 2005 and 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Cash flows from operating activities				
Net income	₩ 1,498,412	₩ 3,138,788	$ 1,463,293	$ 3,065,223
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation and amortization	1,182,377	1,064,198	1,154,665	1,039,256
Provision for severance benefits	119,721	98,711	116,915	96,397
Loss on foreign currency translation	46,053	26,964	44,974	26,332
Gain on foreign currency translation	(122,593)	(51,304)	(119,720)	(50,102)
Gain on valuation of investments using the equity method of accounting	(420,186)	-	(410,338)	-
Loss on valuation on investments using the equity method of accounting	839,272	93,608	819,602	91,414
Deferred income taxes	39,004	235,879	38,089	230,351
Others	70,951	69,702	69,288	68,068
	3,253,011	4,676,546	3,176,768	4,566,939
Changes in operating assets and liabilities				
Increase in trade accounts and notes receivable	(202,554)	(256,278)	(197,807)	(250,271)
Decrease in other accounts and notes receivable	454,844	345,012	444,184	336,926
Decrease (Increase) in inventories	227,421	(211,971)	222,091	(207,003)
Increase in trade accounts and notes payable	148,054	291,510	144,584	284,678
Increase in other accounts and notes payable	11,025	8,874	10,767	8,666
Decrease in accrued expenses	(672,245)	(444,811)	(656,489)	(434,386)
Increase (Decrease) in income taxes payable	(203,239)	347,964	(198,476)	339,809
Payment of severance benefits	(54,383)	(66,000)	(53,108)	(64,453)
Others	(171,201)	(159,667)	(167,188)	(155,925)
Net cash provided by operating activities	2,790,733	4,531,179	2,725,326	4,424,980

Samsung Electronics Co., Ltd.
Non-Consolidated Statements of Cash Flows
Three-Month Periods ended March 31, 2005 and 2004

(In millions of Korean won, in thousands of U.S. dollars (Note 3))

	2005	2004	2005	2004
Cash flows from investing activities				
Acquistion (Disposal) of short-term financial instruments	₩ 608,776	₩(1,143,742)	$ 594,508	$ (1,116,936)
Proceeds from disposal of short-term available-for-sale securities	1,064,804	1,032,022	1,039,848	1,007,834
Acquisition of short-term available-for-sale securities	(338,195)	(900,000)	(330,269)	(878,906)
Proceeds from disposal of property, plant and equipment	36,123	46,121	35,276	45,040
Acquisition of property, plant and equipment	(3,211,989)	(2,659,919)	(3,136,708)	(2,597,577)
Proceeds from disposal of long-term available-for-sale securities	2,585	12,221	2,524	11,935
Proceeds from disposal of investments	154,552	116,881	150,930	114,142
Acquisition of long-term available-for-sale securities	(6,903)	(1,540)	(6,741)	(1,504)
Acquisition of equity-method investments	(566,865)	(165,867)	(553,579)	(161,979)
Others	(59,374)	(4,480)	(57,982)	(4,375)
Net cash used in investing activities	(2,316,486)	(3,668,303)	(2,262,193)	(3,582,326)
Cash flows from financing activities				
Repayment of current portion of long-term debt	-	(954)	-	(932)
Payment of dividends	(772,711)	(805,143)	(754,601)	(786,272)
Acquisition of treasury stock	-	(49,555)	-	(48,394)
Exercise of stock options	20,161	32,803	19,688	32,034
Proceeds from short-term borrowings	-	391,835	-	382,651
Others	-	(14)	-	(14)
Net cash used in financing activities	(752,550)	(431,028)	(734,913)	(420,927)
Net increase (decrease) in cash and cash equivalents	(278,303)	431,848	(271,780)	421,727
Cash and cash equivalents				
Beginning of the year	957,819	1,268,209	935,370	1,238,485
End of the year	₩ 679,516	₩ 1,700,057	$ 663,590	$ 1,660,212

The accompanying notes are an integral part of these non-consolidated financial statements.

See Report of Independent Accountants

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

1. The Company

Samsung Electronics Co., Ltd. (the "Company") was incorporated under the laws of the Republic of Korea to manufacture and sell semiconductors, telecommunication products, home appliances and digital media products.

The Company's shares of stock are publicly traded and all issued and outstanding shares are listed on the Korea Stock Exchange.

As of March 31, 2005, the major shareholders of the Company, including preferred shareholders, and their respective shareholdings, are as follows:

Name of Shareholder	Number of Shares	Permuting of Ownership Ratio (%)
Lee Kun-Hee	2,819,659	1.66
Hong Ra-Hee	1,083,072	0.64
Lee Jai-Yong	961,573	0.57
Samsung Corporation and other affiliated companies	18,455,410	10.85
Samsung Welfare Foundation, and others	297,298	0.17

2. Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its interim non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with the accounting principles generally accepted in the Republic of Korea. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. Certain information attached to the Korean language non-consolidated financial statements, but not required for a fair presentation of the Company's financial position, results of operations or cash flows, is not presented in the accompanying non-consolidated financial statements.

Application of the Statements of Korean Financial Accounting Standards
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards ("SKFAS"), which will gradually replace the existing financial accounting standards established by the Korean Financial and Supervisory Board. SKFAS No. 12 and 13 became effective on January 1, 2004. And as SKFAS No. 15 through No. 17 became applicable to the Company in January 1, 2005, the Company adopted these statements in its financial statements as of and for the three-month period ended March 31, 2005.

Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from these estimates.

Cash and Cash Equivalents and Short-Term Financial Instruments
Cash and cash equivalents include cash on hand and in bank accounts, with original maturities of three months or less. Investments which are readily convertible into cash within four to twelve months of purchase are classified in the balance sheet as short-term financial instruments. The cost of these investments approximates fair value.

Marketable Securities
Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Trading securities are classified as current assets; while available-for-sale securities and held-to-maturity securities are classified as long-term investments, except that those securities that mature or are certain to be disposed of within one year are classified as part of current assets.

Cost is measured at the market value upon acquisition, including incidental costs, and is determined using the average cost method.

Available-for-sale securities are stated at fair value, while non-marketable equity securities are stated at cost. Unrealized holding gains and losses on available-for-sale securities are reported in a separate component of shareholders' equity (capital adjustments), which are to be included in current operations upon the disposal or impairment of the securities. In the case of available-for-sale debt securities, the difference between the acquisition cost after amortization using the effective interest rate method and the fair value is reported in capital adjustments.

Impairment resulting from the decline in realizable value below the acquisition cost (after amortization) are included in current operations.

Equity-Method Investments

Investments in business entities in which the Company has a control or the ability to exercise significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company's share in the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders' equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits resulting from intercompany transactions of inventories and property, plant and equipment are fully eliminated.

Differences between the investment account and corresponding capital account of the investee at the date of acquisition of the investment are recorded as part of investments and are amortized over five years using the straight-line method. However, differences which occur from additional investments made after the Company has control in its subsidiaries are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

Assets and liabilities of the Company's foreign investees are translated at current exchange rates, while income and expense are translated at average rates for the period. Adjustments resulting from the translation process are reported in a separate component of shareholders' equity, and are not included in the determination of the results of operations.

The equity-method investments are accounted for based on unreviewed financial statements of the equity-method investees since the review procedures for most of these entities are not yet completed as of the date of this review report.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts and notes receivable based on the aggregate estimated collectibility of the receivables.

Inventory Valuation

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average cost method, except for materials-in-transit which are stated at actual cost as determined using the specific identification method. Losses on valuation of inventories and losses on inventory obsolescence are recorded as part of cost of sales.

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

Property, Plant and Equipment and Related Depreciation

Property, plant and equipment are stated at cost, except for certain assets subject to upward revaluation in accordance with the Asset Revaluation Law of Korea. The revaluation presents production facilities and other buildings at their depreciated replacement cost, and land at the prevailing market price, as of the effective date of revaluation. The revaluation increment, net of revaluation tax, is first applied to offset accumulated deficit and deferred foreign exchange losses, if any. The remainder may be credited to other capital surplus or transferred to common stock. A new basis for calculating depreciation is established for revalued assets.

Depreciation is computed using the straight-line method over the following estimated useful lives:

	Estimated useful lives
Buildings and auxiliary facilities	15, 30 years
Structures	15 years
Machinery and equipment	5 years
Tools and fixtures	5 years
Vehicles	5 years

Maintenance and Repairs

Routine maintenance and repairs are charged to expense as incurred. Expenditures, which enhance the value or extend the useful life of the related assets, are capitalized.

Intangible Assets

Intangible assets are amortized on a straight-line basis over the following estimated useful lives:

	Estimated useful lives
Goodwill	5 years
Intellectual property rights	10 years
Other intangible assets	5 years

Lease Receivables

A lease which has substantially non-cancelable terms, and transfers the benefits and risks incidental to ownership from lessor to leasee is classified as a financing lease. All other leases are classified as operating leases.

Financing lease receivables are recorded as fair value. Accrued interest is recognized over the lease period using the effective interest rate method.

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

Discounts and Premiums on Debentures

The difference between the face amount and the proceeds upon the issuance of the debenture is treated as either a discount or premium of the debenture, which is amortized over the term of the debenture using the effective interest rate method. The discount or premium is reported in the balance sheet as a direct deduction from or addition to the face amount of the debenture. Amortization of the discount or premium is treated as part of interest expense.

Stock and Debenture Issuance Costs

Stock issuance costs are charged directly to paid-in capital in excess of par value. Debenture issuance costs are recorded as a reduction of the proceeds from the issuance of the debenture.

Government Grants

Government grants received for the development of certain technologies are recorded as accrued income, and offset against relevant development costs as they occur.

Accrued Severance Benefits

Employees and directors with at lease one year of service are entitled to receive a lump-sum payment upon termination of their employment with the Company, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

A portion of the accrued severance benefits of the Company are funded through a group severance insurance plan with Samsung Life Insurance Co., Ltd., and the amounts funded under this insurance plan are classified as a deduction from the accrued severance benefits liability. Subsequent accruals are to be funded at the discretion of the Company.

In accordance with the National Pension Act, a certain portion of the accrued severance benefits is deposited with the National Pension Fund and deducted from the accrued severance benefits liability.

Revenue Recognition

Sales of products and merchandise are recognized upon delivery.

Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated into Korean won at the rate of exchange in effect as of the balance sheet date. Gains and losses resulting from the translation are reflected in income for the period.

Foreign currency convertible debentures are translated at the exchange rate that will be used at the time of conversion as prescribed in the terms of such debentures.

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

Deferred income tax assets and liabilities

Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards.

Deferred income tax assets and liabilities are computed on such temporary differences by applying statutory tax rates applicable to the years when such differences are expected to be reversed. Tax assets related to tax credit and exemptions are recognized to the extent of the Company's certain taxable income.

The balance sheet distinguishes the deferred income tax assets and liabilities as current and non-current, with the distinction made above, the deferred income tax asset and liabilities have been offset.

Long-Term Receivables and Payables

Long-term receivables and payables that have no stated interest rate or whose interest rate is different from the market rate are recorded at their present values. The difference between the nominal value and present value of the long-term receivables and payables is amortized using the effective interest rate method with interest income or expense adjusted accordingly.

Stock-Based Compensation

The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued as a charge to expense over the vesting period, with a corresponding increase in a separate component of shareholders' equity as other capital adjustments.

Earnings Per Share

Basic earnings per share is calculated by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of common equivalent shares outstanding.

Product Warranties

The Company accrues the estimated cost of warranty coverage at the time sales are recorded.

Asset Impairment

When the book value of an asset is greater than its recoverable value due to obsolescence, physical damage or the abrupt decline in the market value of the asset, the decline in value, if material, is deducted from the book value and recognized as an asset impairment loss in the current period.

3. United States Dollar Amounts

The Company operates primarily in Korean won and its official accounting records are maintained in Korean won. The U.S. dollar amounts, provided herein, represent supplementary information solely for the convenience of the reader. All won amounts are expressed in U.S. dollars at the rate of ₩1,024 to US$1, the exchange rate in effect on March 31, 2005. Such presentation is not in accordance with generally accepted accounting principles in either the Republic of Korea or the United States, and should not be construed as a representation that the won amounts shown could be readily converted, realized or settled in U.S. dollars at this or at any other rate.

The 2004 U.S. dollar amounts, which were previously expressed at ₩1,043 and ₩1,153 to US$1, the rate in effect on December 31, 2004 and March 31, 2004, respectively, have been restated to reflect the exchange rate in effect on March 31, 2005.

4. Short-Term Available-For-Sale Securities

Short-term available-for-sale securities as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)		2005		2004	Maturity
Beneficiary certificates	₩	744,993	₩	1,463,199	Within 1 year
Financial institution bonds		647,450		644,655	Within 1 year
Fair-value investments [1]		191,370		181,511	
	₩	1,583,813	₩	2,289,365	

[1] The Company holds 3,190,000 shares of SK Corp. with a percentage of ownership of 2.45%.

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

5. Accounts and Notes Receivable

The Company's receivables, including trade accounts and notes receivable, as of March 31, 2005 and December 31, 2004, consist of the following:

	2005			
(in millions of Korean won)	Gross Amount	Allowance for Doubtful Accounts	Discounts on Present Value	Carrying Value
Trade accounts and notes receivable	₩ 1,487,817	₩ (17,041)	₩ -	₩ 1,470,776
Other accounts and notes receivable	486,809	(5,289)	(83)	481,437

	2004			
(in millions of Korean won)	Gross Amount	Allowance for Doubtful Accounts	Discounts on Present Value	Carrying Value
Trade accounts and notes receivable	₩ 1,345,860	₩ (14,273)	₩ -	₩ 1,331,587
Other accounts and notes receivable	943,125	(5,467)	-	937,658

The outstanding balance of trade accounts and notes receivable sold to financial institutions as of March 31, 2005 and December 31, 2004, are as follows.

(in millions of Korean won)	2005	2004
Export accounts and notes receivable with recourse	₩ 4,092,864	₩ 3,406,629
Export accounts and notes receivable without recourse	38,935	44,924
Trade notes receivable with recourse	2,749	3,130
Trade accounts receivable with recourse	2,989	67,157
Trade accounts receivable without recourse	21,517	17,216
	₩ 4,159,054	₩ 3,539,056

See Report of Independent Accountants

6. Inventories

Inventories, net of valuation losses, as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)		2005		2004
Finished goods and merchandise	₩	471,093	₩	546,552
Semi-finished goods and work-in-process		1,291,868		1,461,271
Raw materials and supplies		1,017,220		1,047,387
Materials-in-transit		110,938		99,108
	₩	2,891,119	₩	3,154,318

As of March 31, 2005, losses on valuation of inventories, where net realizable value is below cost, amounted to ₩88,517 million (December 31, 2004: ₩55,061 million).

7. Lease Receivables

Future lease receivables under the lease agreement as of March 31, 2005, are as follow:

(in millions of Korean won)

Period		
From April 1, 2005 to March 31, 2006	₩	91,792
From April 1, 2006 to March 31, 2007		87,036
From April 1, 2007 to March 31, 2008		81,079
From April 1, 2008 to March 31, 2009		75,122
From April 1, 2009 to March 31, 2010		69,726
		404,755
Less: Portion representing interest		(90,938)
	₩	313,817

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

8. Property, Plant and Equipment

Changes in property, plant and equipment for the three-month periods ended March 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	Land	Buildings and Structures	Machinery and equipment	Construction-in-progress	Others	Total
			2005			
Balance as of January 1, 2005	₩2,058,816	₩4,128,235	₩ 11,354,149	₩ 1,422,097	₩ 764,510	₩ 19,727,807
Acquisition	3,218	264	45,666	2,939,174	223,667	3,211,989
Depreciation	-	(66,542)	(1,040,492)	-	(50,116)	(1,157,150)
Disposal	(390)	(235)	(18,511)	-	(2,126)	(21,262)
Transfer	144,553	95,785	993,228	(1,272,264)	38,698	-
Others	-	(21)	32	(17,419)	(196)	(17,604)
Balance as of March 31, 2005	₩2,206,197	₩4,157,486	₩ 11,334,072	₩ 3,071,588	₩ 974,437	₩ 21,743,780

(in millions of Korean won)	Land	Buildings and Structures	Machinery and equipment	Construction-in-progress	Others	Total
			2004			
Balance as of January 1, 2004	₩1,942,063	₩3,554,787	₩ 9,677,538	₩ 1,335,104	₩ 679,712	₩ 17,189,204
Acquisition	148	9,977	81,096	2,379,993	188,705	2,659,919
Depreciation	-	(52,747)	(946,623)	-	(44,997)	(1,044,367)
Disposal	(158)	(9,539)	(27,927)	-	(873)	(38,497)
Transfer	512	16,758	952,684	(995,599)	25,645	-
Others	-	-	-	(13,015)	-	(13,015)
Balance as of March 31, 2004	₩1,942,565	₩ 3,519,236	₩ 9,736,768	₩ 2,706,483	₩ 848,192	₩ 18,753,244

9. Long-Term Available-For-Sale Securities

Long-term available-for-sale securities as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	Detail	2005 Acquisition Cost	2005 Market Value or Net Book Value	2005 Recorded Book Value	2004 Recorded Book Value
Fair-value investments	(1)	₩ 358,892	₩ 465,031	₩ 465,031	₩ 348,028
Cost-method investments	(2)	163,716	115,163	108,749	111,833
Government and public bonds		8,227	7,760	7,760	2,973
Funds		363	363	363	363
		₩ 531,198	₩ 588,317	₩ 581,903	₩ 463,197

(1) Fair-value investments

Fair-value investments as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005 Acquisition Cost	2005 Market Value	2005 Recorded Book Value	2004 Recorded Book Value
Samsung Heavy Industries Co., Ltd.	₩ 258,299	₩ 374,216	₩ 374,216	₩ 262,765
Samsung Fine Chemicals Co., Ltd.	45,678	44,815	44,815	38,536
The Shilla Hotels & Resorts	13,957	13,352	13,352	12,570
Cheil Communications Inc.	2,920	20,631	20,631	18,052
Dacom Corporation	-	-	-	1,816
Hanaro Telecom, Inc.	38,038	12,017	12,017	14,289
	₩ 358,892	₩ 465,031	₩ 465,031	₩ 348,028

The difference between the acquisition cost and fair value of the investments using the fair-value method is recorded in a separate component of shareholders' equity as other capital adjustments. As of March 31, 2005, the accumulated impairment losses, except for the amount of the investments disposed, amounted to ₩24,343 million.

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

(2) Cost-method investments

Cost-method investments as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005			2004
	Acquisition Cost	Net Book Value	Recorded Book Value	Recorded Book Value
Samsung Petrochemical Co., Ltd.	₩ 8,040	₩ 38,344	₩ 8,040	₩ 8,040
Samsung General Chemicals Co., Ltd.	19,143	27,822	19,143	19,143
Kihyup Technology Banking Corporation	5,000	5,708	5,000	5,000
Pusan Newport Co., Ltd.	5,676	5,315	5,676	5,676
Samsung Venture Investment Corporation	4,900	5,611	4,900	4,900
Bluebird Soft Inc.	10,199	2,815	2,441	2,441
iMarketKorea Inc.	1,900	4,377	1,900	1,900
Cyberbank, Co., Ltd.	8,000	153	777	777
SkyLife Broadcasting	3,344	728	3,344	3,344
TU Media Corp.	9,100	8,071	9,100	9,100
Samsung SDI Brasil Ltda.	3,110	473	97	97
Symbian Ltd.	31,839	190	31,839	31,839
Beijing T3G Technology Co., Ltd.	7,732	912	7,732	6,327
Samsung Semiconductor China R&D., Ltd.	1,794	691	1,794	1,794
Others	43,939	13,953	6,966	11,455
	₩ 163,716	₩ 115,163	₩ 108,749	₩ 111,833

As of March 31, 2005, the Company's investments in Pusan Newport Co., Ltd. were pledged as collateral in connection with the investee's debt.

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

10. Equity-Method Investments

Equity-method investments, as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won, except for the percentage of ownership)

	Percentage of Ownership (%)	Acquisition Cost	2005 Balance at Beginning of Year	Earnings from Equity -Method Investments	Other Increase (Decrease)	Balance at End of Period
Samsung Card Co., Ltd.	46.85	₩ 1,649,413	₩ 750,327	₩ (689,462)	₩ 518,358	₩ 579,223
Samsung SDI Co., Ltd.	19.68	423,722	824,324	26,548	(17,558)	833,314
Samsung Electro-Mechanics Co.,Ltd.	22.80	359,237	368,342	699	5,119	374,160
Samsung Kwangju Electronics Co., Ltd.	94.25	192,676	491,897	7,332	-	499,229
Samsung Corning Co., Ltd.	45.29	94,263	360,281	15,814	(32,498)	343,597
Samsung Electronics America, Inc.	100.00	752,109	407,747	73,746	(9,811)	471,682
Samsung Europe Plc	100.00	179,627	215,968	(1,222)	(11,284)	203,462
Samsung Techwin Co., Ltd	25.46	211,726	163,546	4,951	(5,189)	163,308
Samsung Corning Precision Glass Co.,Ltd	41.85	116,140	450,584	54,207	(92,077)	412,714
Samsung Japan Corp.	50.96	54,024	42,780	13,545	(6,774)	49,551
Samsung (China) Investment Co., Ltd.	100.00	61,023	159,968	9,122	(3,241)	165,849
Bluetek Co., Ltd.	100.00	29,993	98,907	735	7	99,649
Samsung Electronics Hungarian RT Co., Ltd.	100.00	48,397	183,281	6,143	(14,672)	174,752
Samsung Asia Private, Ltd.	70.00	20,454	184,863	(2,371)	5,630	188,122
Samsung Thales Co., Ltd.	50.00	135,000	88,578	(1,342)	-	87,236
Samsung Electronics Latin America Panama (Zona Libre), S.A.	100.00	43,842	68,842	2,991	(1,881)	69,952
Samsung SDS Co., Ltd.	21.27	12,753	50,260	4,801	(185)	54,876
TSST Japan Co., Ltd.	49.00	150,451	107,896	(20,201)	544	88,239
S-LCD Corp.	50.00	1,050,000	1,020,781	(17,612)	(13)	.1,003,156
Samsung Electronics Suzhou LCD Co., Ltd.	100.00	145,383	128,004	3,069	(2,462)	128,611
Others		1,634,034	2,186,035	89,421	(49,840)	2,225,616
		₩ 7,364,267	₩ 8,353,211	₩ (419,086)	₩ 282,173	₩ 8,216,298

See Report of Independent Accountants

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

(in millions of Korean won, except for the percentage of ownership)

	Percentage of Ownership (%)	Acquisition Cost	2004			
			Balance at Beginning of Year	Earnings from Equity-Method Investments	Other Increase (Decrease)	Balance at End of Period
Samsung Card Co., Ltd.	46.04	₩ 1,091,764	₩ 509,231	₩ (786,627)	₩ 1,027,723	₩ 750,327
Samsung SDI Co., Ltd.	19.68	423,722	746,303	166,603	(88,582)	824,324
Samsung Capital Co., Ltd.	-	-	450,220	-	(450,220)	-
Samsung Electro-Mechanics Co., Ltd.	22.80	359,237	382,937	17,971	(32,566)	368,342
Samsung Kwangju Electronics Co., Ltd.	94.25	192,676	480,188	11,709	-	491,897
Samsung Corning Co., Ltd.	45.29	94,263	338,039	44,289	(22,047)	360,281
Samsung Electronics America, Inc.	100.00	752,109	280,557	231,642	(104,452)	407,747
Samsung Europe Plc	100.00	179,627	197,389	38,232	(19,653)	215,968
Samsung Techwin Co., Ltd.	25.46	211,726	168,345	(6,675)	1,876	163,546
Samsung Corning Precision Glass Co., Ltd.	41.85	116,140	283,761	237,971	(71,148)	450,584
Samsung Japan Corp.	50.96	54,024	51,812	8,443	(17,475)	42,780
Samsung (China) Investment Co., Ltd.	100.00	61,023	118,319	57,407	(15,758)	159,968
Bluetek Co., Ltd.	100.00	29,993	103,811	25,161	(30,065)	98,907
Samsung Electronics Hungarian RT Co., Ltd.	100.00	48,397	142,042	41,360	(121)	183,281
Samsung Asia Private, Ltd.	70.00	20,454	174,809	30,839	(20,785)	184,863
Samsung Thales Co., Ltd.	50.00	135,000	60,274	28,304	-	88,578
Samsung Electronics Latin America Panama (Zona Libre), S.A.	100.00	43,842	66,613	6,150	(3,921)	68,842
Samsung SDS Co., Ltd.	21.27	12,753	38,423	14,626	(2,789)	50,260
TSST Japan Co., Ltd.	49.00	150,451	-	(41,766)	149,662	107,896
S-LCD Corp.	50.00	1,050,000	-	(29,219)	1,050,000	1,020,781
Samsung Electronics Suzhou LCD Co., Ltd.	100.00	145,383	74,350	7,729	45,925	128,004
Others		1,637,923	1,943,209	472,774	(229,948)	2,186,035
		₩ 6,810,507	₩ 6,610,632	₩ 576,923	₩ 1,165,656	₩ 8,353,211

Samsung Card Co., Ltd. and Samsung Capital Co., Ltd. were merged on February 1, 2004.

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

Financial information of significant investee companies, as of March 31, 2005 and December 31, 2004, consist of the following:

	2005			
(in millions of Korean won)	Assets	Liabilities	Sales	Net income (loss)
Samsung Card Co.,Ltd.	₩ 13,710,607	₩ 12,665,042	₩ 617,414	₩ (1,488,051)
Samsung SDI Co.,Ltd.	5,517,720	1,239,086	1,309,133	54,135
Samsung Electro-Mechanics Co., Ltd.	2,677,088	1,031,826	532,308	(19,029)
Samsung Kwangju Electronics Co., Ltd.	903,917	372,519	536,911	4,635
Samsung Corning Co., Ltd.	919,915	160,340	173,944	18,299
Samsung Electronics America, Inc.	1,113,627	657,371	969,865	177
Samsung Europe Plc	269,159	67,261	87,321	(335)
Samsung Techwin Co., Ltd.	1,703,553	1,055,746	429,455	15,994
Samsung Corning Precision Glass Co., Ltd.	1,674,668	665,816	324,466	151,113
Samsung Japan Corp.	1,790,424	1,560,530	2,293,675	11,378
Samsung (China) Investment Co., Ltd.	93,530	20,179	1,534	(2,415)
Bluetek Co., Ltd	167,655	58,639	52,574	1,657
Samsung Electronics Hungarian RT Co., Ltd.	265,043	100,076	159,713	1,212
Samsung Asia Private, Ltd.	916,310	684,894	1,088,343	42,119
Samsung Thales Co., Ltd.	365,850	177,920	130,042	5,479
Samsung Electronics Latin America Panama (Zona Libre), S.A.	132,654	82,498	66,205	68
Samsung SDS Co., Ltd.	707,456	348,578	403,743	26,880
TSST Japan Co., Ltd.	423,209	355,989	391,657	(33,462)
S-LCD Corp.	2,534,872	488,937	-	(28,537)
Samsung Electronics Suzhou LCD Co., Ltd.	137,478	6,799	12,194	1,014

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

(in millions of Korean won)	Assets	Liabilities	Sales	Net income (loss)
		2004		
Samsung Card Co., Ltd.	₩ 15,008,073	₩ 13,603,880	₩ 3,008,426	₩ (1,104,413)
Samsung SDI Co., Ltd.	5,659,444	1,352,299	6,121,777	743,891
Samsung Electro-Mechanics Co., Ltd.	2,588,966	971,431	2,687,444	68,872
Samsung Kwangju Electronics Co., Ltd.	776,176	249,413	1,397,754	15,491
Samsung Corning Co., Ltd.	1,032,307	218,220	-795,637	108,352
Samsung Electronics America, Inc.	1,063,422	589,511	4,841,796	58,732
Samsung Europe Plc	270,388	59,314	426,654	9
Samsung Techwin Co., Ltd.	1,767,111	1,120,363	1,730,653	20,380
Samsung Corning Precision Glass Co., Ltd	1,634,358	556,618	1,254,511	599,021
Samsung Japan Corp.	1,697,741	1,465,933	10,288,172	32,504
Samsung (China) Investment Co., Ltd.	91,807	14,530	8,990	15,838
Bluetek Co., Ltd.	169,539	62,201	251,459	28,358
Samsung Electronics Hungarian RT Co., Ltd.	454,233	276,726	904,718	26,368
Samsung Asia Private, Ltd.	966,440	771,969	5,041,219	78,165
Samsung Thales Co.,Ltd.	385,628	203,176	409,299	(5,164)
Samsung Electronics Latin America Panama (Zona Libre), S.A.	128,611	77,570	255,771	745
Samsung SDS Co., Ltd.	787,203	455,209	1,770,414	79,115
TSST Japan Co., Ltd.	521,823	421,689	1,259,872	(62,181)
S-LCD Corp.	2,702,630	628,132	-	(25,503)
Samsung Electronics Suzhou LCD Co., Ltd.	342,722	210,594	1,608,971	9,382

Market value information of listed investee companies, as of March 31, 2005 and December 31, 2004, is as follows:

(in millions of Korean won)	Market Value	Recorded Book Value	Market Value	Recorded Book Value
	2005		**2004**	
Samsung SDI Co., Ltd.	₩ 970,048	₩ 833,314	₩ 1,048,951	₩ 824,324
Samsung Electro-Mechanics Co., Ltd.	444,096	374,161	460,020	368,342
Samsung Techwin Co., Ltd.	181,143	163,308	157,618	163,546

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

11. Intangible Assets

For the three-month periods ended March 31, 2005 and 2004, changes in intangible assets consist of the following:

			2005					
(in millions of Korean won)		Goodwill		Intellectual Property Rights		Others		Total
Balance as of January 1, 2005	₩	3,673	₩	211,842	₩	183,861	₩	399,376
Acquisition [1]		-		23,836		22,165		46,001
Disposal		-		(44)		(161)		(205)
Amortization		(639)		(12,235)		(12,353)		(25,227)
Balance as of March 31, 2005	₩	3,034	₩	223,399	₩	193,512	₩	419,945

[1] The amount of acquisition includes the amount transferred from other accounts such as construction-in-progress.

			2004					
(in millions of Korean won)		Goodwill		Intellectual Property Rights		Others		Total
Balance as of January 1, 2004	₩	4,300	₩	208,789	₩	120,044	₩	333,133
Acquisition [1]		-		17,376		20,886		38,262
Disposal		-		(1)		-		(1)
Amortization		(550)		(12,217)		(7,065)		(19,832)
Balance as of March 31, 2004	₩	3,750	₩	213,947	₩	133,865	₩	351,562

[1] The amount of acquisition includes the amount transferred from other accounts such as construction-in-progress.

12. Long-Term Deposits and Other Assets

Long-term deposits and other assets as of March 31, 2005 and December 31, 2004 consist of the following:

(in millions of Korean won)		2005		2004
Long-term financial instruments	₩	56	₩	57
Long-term trade receivables, net		2,845		1,884
Long-term loans receivable, net		76,234		71,715
Long-term guarantee deposits		363,957		337,492
Long-term prepaid expenses		369,988		191,279
	₩	813,080	₩	602,427

13. Foreign Currency Notes and Bonds

Unsecured foreign currency notes and bonds as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	Due Date	2005	2004
US$ denominated straight bonds	October 1, 2027	₩ 102,430	₩ 104,380
Less: Discounts		(5,813)	(5,835)
		₩ 96,617	₩ 98,545

(A) US$ denominated straight bonds

On October 2, 1997, the Company issued straight bonds in the amount of US$100,000 thousand at 99.85% of face value. The bonds bear interest at 7.7% per annum and will mature on October 1, 2027, with repayment to be made annually for 20 years after a ten-year grace period which began on the date of issuance.

(B) Maturities of foreign currency notes and bonds, outstanding as of March 31, 2005, are as follows:

(in millions of Korean won) Period Ending March 31	Foreign Currency Notes and Bonds
2009	₩ 5,122
Thereafter	97,308
	₩ 102,430

14. Commitments and Contingencies

As of March 31, 2005, the Company is contingently liable for guarantees of indebtedness, principally for related parties, approximating ₩8,399 million and US$685,642 thousand.

As of March 31, 2005, the Company has a bank overdraft facility agreement with Hana Bank and six other banks with a maximum limit of ₩195,000 million.

As of March 31, 2005, the Company has an agreement to discount trade notes receivable with three Korean banks, including Korea First Bank, up to ₩150,000 million, and a credit sales facility agreement with five Korean banks, including Woori Bank, and a factoring agreement for accounts receivable with Korea Exchange Bank, up ₩150,000 million. In relation to the credit sales facility agreement with Woori and Kookmin Bank, the Company has recourse obligation on the receivables whose the due dates are extended. In addition, the Company also has collateral loan agreements on accounts receivable with four banks, including Woori Bank, up to ₩1,000,000 million.

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

The Company and 30 other Samsung Group affiliates (the "Affiliates") entered into an agreement with the institutional creditors (the "Creditors") of Samsung Motors Inc. ("SMI") in September 1999. In accordance with this agreement, the Company and the Affiliates agreed to sell 3,500,000 shares of Samsung Life Insurance Co., Ltd., which were previously transferred to the Creditors in connection with the petition for court receivership of SMI by December 31, 2000. In the event that the sales proceeds fall short of ₩2,450,000 million, the Company and the Affiliates have agreed to compensate the Creditors for the shortfall by other means, including the participation in any equity offering or subordinated debentures issued by the Creditors. The amount of overdue interest due to the default of the agreement is to be reimbursed by the Company and the Affiliates. Any excess proceeds over ₩2,450,000 million are to be distributed to the Company and the Affiliates. As of the date of this report, the shares in Samsung Life Insurance Co., Ltd. have not yet been sold. As of the balance sheet date, the ultimate effect of these matters on the financial position of the Company could not presently be determined.

As of March 31, 2005, the Company has been named as the defendant in eight legal actions filed by Matsushita Electric Industrial Co., Ltd., International Rectifier Corporation, Commissariat A L'Energie Atomique, Magnequench Inc., ITT Manufacturing Inc., 02 Micro International Limited, St. Clair Intellectual Property Consultants, Inc. and Extended Systems of Idaho, Inc. for patent infringements, and as a plaintiff in four legal actions against Quanta Computer, Compal Electronics, Inc., Inventec Corporation and Twinhead Corporation for alleged patent infringements, and two legal actions as the defendant against official committee of unsecured creditors of SONICblue Inc. and Getronics wang., LLC. for collection of payment, and others.

As of March 31, 2005, a derivative suit is pending against the Company's former and present executives relative to their decision to dispose of Samsung General Chemicals Co., Ltd. at a low price and for other allegations.

Considering the legal cases mentioned above and various other claims and proceedings pending as of March 31, 2005, the Company's management believes that, although the outcome of these matters are uncertain, the resolution of these matters will not have a material adverse effect on the operations or financial position of the Company.

The subsidiary company, Samsung Semiconductor Inc. (SSI) is being investigated by the Department of Justice in the U.S.A. regarding possible antitrust violations in the DRAM (Dynamic Random Access Memory) industry. Subsequent to the commencement of the investigation, a number of lawsuits were filed against the Company and SSI. For the year ended December 31, 2004, SSI had established provision amounting to US$100,000 thousand for any potential loss. The Company's management believes that, although the outcome of the investigation is uncertain and could differ from the current estimation, the resolution of the matters will not have a material adverse effect on the operations or financial position of the Company.

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

15. Capital Stock

Under its Articles of Incorporation, the Company is authorized to issue 500 million shares of capital stock with a par value of ₩5,000 per share, of which 100 million shares are cumulative, participating preferred stock and are non-voting and entitled to a minimum cash dividend at 9% of par value. In addition, the Company is authorized to issue to investors, other than current shareholders, convertible debentures and debentures with warrants with face values up to ₩4,000 billion and ₩2,000 billion, respectively. The convertible debentures amounting to ₩3,000 billion and ₩1,000 billion are assigned to common stock and preferred stock, respectively. The debentures with warrants amounting to ₩1,500 billion and ₩500 billion are assigned to common stock and preferred stock, respectively.

The Company is also authorized, subject to the Board of Directors' approval, to issue shares of common or preferred stock to investors other than current shareholders for issuance of depository receipts, general public subscription, urgent financing with financial institutions, and strategic alliance.

The Company is authorized, subject to the Board of Directors' approval, to retire treasury stock in accordance with applicable laws up to the maximum amount of certain undistributed earnings. The 5,210,000 shares of common stock and 590,000 shares of non-voting preferred stock were retired for the year ended December 31, 2004, with the board of Directors' approval.

The Company has issued global depositary receipts ("GDR"), representing certain shares of non-voting preferred stock and common stock, at overseas stock markets, as follows:

	Number of Shares of Stock	Number of Shares of GDR
Non-voting preferred stock	7,695,272	15,390,544
Common stock	4,251,338	8,502,678

In addition to the above issuances, there have been several conversions of foreign currency convertible bonds into GDRs and conversions of the issued GDRs into original shares of common stock or non-voting preferred stock.

As of March 31, 2005, outstanding global depositary receipts consist of 28,629,992 shares for common stock (common stock equivalent: 14,314,996 shares) and 9,165,664 shares for non-voting preferred stock (preferred stock equivalent: 4,582,832 shares).

As of March 31, 2005, exclusive of retired stocks, 147,299,337 shares of common stock and 22,833,427 shares of preferred stock have been issued. The preferred shares, which are non-cumulative and non-voting, were all issued on or before February 28, 1997, and are entitled to an additional cash dividend of 1% of par value over common stock.

The par value of capital stock differs from paid-in capital since the retirement of capital stock was recorded as a deduction from retained earnings.

See Report of Independent Accountants

16. Retained Earnings

Retained earnings as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)		2005		2004
Appropriated				
Legal reserve [1]	₩	450,789	₩	447,789
Reserve for business rationalization		6,512,101		5,512,101
Reserve for improvement of financial structure [2]		204,815		204,815
Reserve for overseas market development		510,750		510,750
Reserve for overseas investment losses		164,982		164,982
Reserve for research and human resource development		14,936,458		10,936,458
Reserve for export losses		167,749		167,749
Reserve for loss on disposal of treasury stock		1,350,000		800,000
Reserve for capital expenditure		5,504,657		4,859,891
		29,802,301		23,604,535
Unappropriated		1,498,442		6,970,506
	₩	31,300,743	₩	30,575,041

[1] The Commercial Code of the Republic of Korea requires the Company to appropriate as a legal reserve, an amount equal to a minimum of 10% of cash dividends paid until such reserve equals 50% of its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, with the ratification of the Company's majority shareholders.

[2] In accordance with the Regulation for Securities Issuance and Disclosure, the Company is required to appropriate, as a reserve for improvement of financial structure, an amount equal to at least 50% of the net extraordinary gain on disposal of property, plant and equipment and 10% of net earnings for each year, until the shareholders' equity equals 30% of total assets. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock or used to reduce accumulated deficit, if any.

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

---

17. Treasury Stock

As of March 31, 2005, the Company holds 13,838,239 shares of its own common stock and 1,879,693 shares of its own preferred stock. This treasury stock is recorded as a capital adjustment.

18. Other Capital Adjustments

Other capital adjustments as of March 31, 2005 and December 31, 2004, consist of the following:

(in millions of Korean won)	2005	2004
Gain on valuation of available-for-sale securities	₩ 103,744	₩ 30,134
Loss on valuation of available-for-sale securities	(10,699)	(26,514)
Gain on valuation of investments using the equity method	576,971	99,915
Loss on valuation of investments using the equity method	(571,886)	-
Stock option compensation	698,367	692,292
	₩ 796,497	₩ 795,827

19. Stock Option Plan

The Company has a stock option plan that provides for the granting of stock purchase options to employees or directors who have contributed or are expected to contribute to the management and technological innovation of the Company.

A summary of the terms of stock options granted is as follows:

	Date of the Grant						
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004
Quantity (after reflecting forfeitures and exercises)	1,224,301	2,314,754	872,292	107,358	344,983	575,364	10,000
Exercise price [1]	₩272,700	₩197,100	₩329,200	₩342,800	₩288,800	₩580,300	₩460,500
Exercise period from the date of the grant [2]	3~10years	3~10years	2~10years	2~10years	2~10years	2~10years	2~4years

[1] The exercise price can be adjusted in the case of the issuance of new shares, stock dividends, stock splits, or stock merger.

[2] The options can be fully vested after two years from the date of grant.

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

The fair value of each option grant was estimated using the Black-Scholes option-pricing model based on the date of the grant and the following assumptions:

	Date of the Grant						
	March 16, 2000	March 9, 2001	February 28, 2002	March 25, 2002	March 7, 2003	April 16, 2004	October 15, 2004
Risk-free interest rates	9.08%	6.04%	5.71%	6.44%	4.62%	4.60%	3.56%
Expected stock price volatility	69.48%	74.46%	64.97%	64.90%	60.08%	43.09%	42.46%
Expected life	4 years	4 years	3 years	3 years	3 years	3 years	3 years
Expected dividend yield	0.39%	0.89%	0.73%	0.74%	1.25%	0.73%	0.99%

The compensation expense related to stock options amounted to ₩17,593 million for the three-month period ended December 31, 2004, and is estimated to be ₩60,405 million for the periods thereafter.

20. Income Tax Expense

Income tax expenses for the three-month periods ended March 31, 2005 and 2004, consist of the following:

(in millions of Korean won)	2005	2004
Current income taxes	₩ 421,646	₩ 748,885
Deferred income taxes	39,004	243,241
Items charged directly to shareholders' equity	(2,268)	(6,394)
Income tax expense	₩ 458,382	₩ 985,732

The reconciliations from income before income taxes to taxable income for the three-month periods ended March 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005	2004
Income before income taxes	₩ 1,956,794	₩ 4,124,520
Increase due to permanent differences	92,078	28,669
Increase due to temporary differences	480,827	269,536
Taxable income	₩ 2,529,699	₩ 4,422,725

See Report of Independent Accountants

– 33 –

The income tax effect of temporary differences, including available net operating loss carry-forwards and tax credits, comprising the deferred income tax assets and liabilities as of March 31, 2005, are as follows:

(in millions of Korean won)	Current	Non-Current
Special reserves appropriated for tax purposes	₩ -	₩ (416,427)
Deferred foreign exchange losses	-	9,339
Earnings from equity-method investments	-	(275,933)
Depreciation	-	(119,524)
Capitalized interest expense	-	(43,709)
Loss on impairment of investments	-	25,005
Accrued income	(36,148)	-
Accrued expenses	312,021	-
Others	555	11,608
Deferred tax relating to items charged to equity	462	2,457
Tax credit carryforwards	474,226	-
	₩ 751,116	₩ (807,184)

The Company periodically assesses its ability to recover deferred income tax assets. In the event of a significant uncertainty regarding the Company's ultimate ability to recover such assets, a valuation allowance is recorded to reduce the assets to its estimated realizable value.

The Company did not recognize the income tax effect of a ₩411,737 million temporary difference resulting from the revaluation of land, as the Company does not expect cash inflows from the revalued land within five years.

The Company did not recognize the income tax effect of a temporary difference resulting from earnings arising from investments using the equity method, as the Company does not expect cash inflows, such as proceeds from the disposal of, or receipts of dividends from, the investments using the equity method within five years.

In accordance with the SKFAS No. 16, *Income Taxes*, the Company changed its accounting principle for the tax effects of temporary differences which were directly charged to shareholder's equity. As a result of this change, the amounts of capital adjustments were increased by ₩2,919 million and deferred tax assets and liabilities were increased and decreased, by ₩462 million and ₩2,457 million, respectively, from the ones reported under the previous accounting principle.

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

21. Earnings Per Share

Earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Ordinary income per share is computed by dividing ordinary income allocated to common stock, which is net income allocated to common stock as adjusted by extraordinary gains or losses, net of related income taxes, by the weighted-average number of common shares outstanding during the period.

Basic earnings per share for the three-month periods ended March 31, 2005 and 2004, are calculated as follows:

(in millions, except per share amounts)	2005	2004
Net income as reported on the statements of income	₩ 1,498,412	₩ 3,138,788
Adjustments:		
Dividends for preferred stock	(52,646)	(29,434)
Undeclared participating preferred stock dividend	(150,911)	(383,659)
Net income available for common stock	1,294,855	2,725,695
Weighted-average number of common shares outstanding	133,412,529	139,979,419
Earnings per share	₩ 9,706	₩ 19,472

Diluted earnings per share for the three-month periods ended March 31, 2005 and 2004 are calculated as follows:

(in millions, except per share amounts)	2005	2004
Net income available for common stock and common equivalent shares	₩ 1,294,855	₩ 2,725,695
Weighted-average number of shares of common stock and common equivalent shares outstanding	135,674,595	142,313,696
Diluted earnings per share	₩ 9,544	₩ 19,153

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

22. Related Party Transactions

Significant transactions which occurred in the normal course of business with related companies for the three-month periods ended March 31, 2005 and 2004, and the related account balances outstanding as of March 31, 2005 and December 31, 2004, are summarized as follows:

(in millions of Korean won)	Sales [1]	Purchases [1]	Receivables	Payables
Local Companies				
Samsung Corporation	₩ 15,935	₩ 495,899	₩ 30,640	₩ 596,487
Samsung Kwangju Electronics Co., Ltd.	17,686	500,657	1,885	332,052
S-LCD Corp.	150,722	-	478,013	-
Seoul Commtech Co., Ltd	1,045	37,957	791	28,646
Samsung Electronics Service Co., Ltd.	49,337	60,615	64,735	53,410
Living Plaza	179,350	1,532	6,543	12,106
i Market Korea Inc.	9,074	60,525	13,486	72,864
Bluetek Co., Ltd.	1,105	34,664	1,609	42,205
Samsung Electronics Logitech Co., Ltd.	609	174,373	115	42,687
Samsung SDI Co., Ltd.	67,982	378,522	31,705	175,540
Samsung Electro-Mechanics Co., Ltd.	3,769	247,226	5,973	94,452
Samsung Heavy Industries Co., Ltd.	1,461	28,561	6,928	34,554
Samsung Everland	300	47,948	212,281	24,901
Samsung SDS Co., Ltd.	10,305	128,522	11,009	109,259
Samsung Corning Precision Glass Co., Ltd.	386	130,545	162	31,357
Cheil Communications Inc.	289	59,819	101	107,757
Samsung Networks Inc.	1,351	21,036	713	12,964
Samsung Techwin Co., Ltd.	3,166	113,052	2,324	70,027
Other local companies	18,370	320,862	69,492	202,700
2005 Total	₩ 532,242	₩ 2,842,315	₩ 938,505	₩ 2,043,968
2004 Total	₩ 383,795	₩ 2,578,795	₩ 940,170	₩ 1,847,781

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

(in thousands of U.S. dollars)	Sales [1]	Purchases [1]	Receivables	Payables
Foreign Companies				
Samsung Semiconductor Inc.	$ 1,611,738	$ 1,987	$ 25,630	$ 292
Samsung Telecommunications America Inc.	540,127	42,545	3,118	41,843
Samsung Japan Co., Ltd.	809,400	699,116	6,796	237,809
Samsung Electronics Taiwan Co., Ltd.	758,004	85,643	12,490	15,759
Samsung Semiconductor Europe GmbH	836,169	333	9,076	421
Samsung Electronics Hong Kong Co., Ltd.	425,023	204,885	12,347	44,086
Samsung Asia Private Ltd.	433,007	143,396	5,325	31,575
Samsung Electronics Overseas B.V.	432,598	451	10,346	673
Samsung Electronics Iberia, S.A.	43,028	77	2,360	271
Samsung Electronics Europe Logistics B.V.	111,518	992	59	-
Tianjin Samsung Telecom Technology Co., Ltd.	488,493	1	44,038	2
Samsung Semiconductor Europe Limited	349,378	-	2,621	-
Samsung Electronics France S.A.S	216,745	1,156	-	939
Samsung Electronics (UK) Ltd.	329,274	18,806	499	4,179
Samsung Electronics America Inc.	72,962	284,826	2,050	80,002
Other foreign companies	2,599,852	317,538	224,754	185,078
2005 Total	$ 10,057,316	$ 1,801,752	$ 361,509	$ 642,929
2004 Total	$ 8,815,568	$ 2,445,954	$ 382,382	$ 607,950

[1] Includes sales and purchases of property, plant and equipment

In addition, as of March 31, 2005, the balance of the Money Market Fund from Samsung Securities Co., Ltd. amounted to ₩604,400 million (December 31, 2004: ₩1,312,462 million).

23. Research and Development Costs

Research and development costs incurred and expensed for the three-month periods ended March 31, 2005 and 2004, consist of the following:

(in millions of Korean won)		2005		2004
Research expenses	₩	505,778	₩	362,025
Ordinary development expenses		795,915		572,402
	₩	1,301,693	₩	934,427

Samsung Electronics Co., Ltd.
Notes to Non-Consolidated Financial Statements
March 31, 2005 and 2004 and December 31, 2004

24. Segment Information

A summary of financial data by business segment and geographic area as of March 31, 2005 and 2004, and for the three-month periods then ended, are as follows:

(in millions of Korean won)

	2005 Summary of Business by Segment					
	Digital media	Telecom-munication	Semi-conductor	LCD	Device Appliances	Others
Sales						
Net sales to external customers	₩ 1,658,488	₩ 4,839,389	₩ 4,475,600	₩ 1,898,292	₩ 785,772	₩ 154,644
Intersegment sales	16,370	1,584	410,765	322,568	878	12,018
	₩ 1,674,858	₩ 4,840,973	₩ 4,886,365	₩ 2,220,860	₩ 786,650	₩ 166,662
Operating profit (loss)	₩ (36,070)	₩ 840,459	₩ 1,385,097	₩ 23,051	₩ (13,756)	₩ (48,856)
Property, plant and equipment & intangible assets	₩ 260,490	₩ 1,224,363	₩ 13,380,396	₩ 4,221,725	₩ 151,372	₩2,925,379
Depreciation & amortization	₩ 13,994	₩ 49,188	₩ 836,504	₩ 245,265	₩ 5,416	₩ 32,010

	2004 Summary of Business by Segment					
	Digital media	Telecom-munication	Semi-conductor	LCD	Device Appliances	Others
Sales						
Net sales to external customers	₩ 2,167,516	₩ 4,854,186	₩ 4,123,503	₩ 2,367,325	₩ 803,265	₩ 97,837
Intersegment sales	16,006	742	412,859	332,315	1,972	82,265
	₩ 2,183,522	₩ 4,854,928	₩ 4,536,362	₩ 2,699,640	₩ 805,237	₩ 180,102
Operating profit (loss)	₩ 141,762	₩ 1,256,706	₩ 1,782,019	₩ 835,514	₩ 57,049	₩ (64,172)
Property, plant and equipment & intangible assets	₩ 251,606	₩ 1,169,504	₩ 10,277,013	₩ 4,302,561	₩ 196,403	₩2,907,719
Depreciation & amortization	₩ 13,408	₩ 45,130	₩ 747,489	₩ 219,975	₩ 7,064	₩ 31,133

	Summary of Sales by Geographic Area				
	South Korea	Asia (excluding South Korea)	Europe	America	Africa
2005	₩ 2,448,514	₩ 5,496,340	₩ 3,368,710	₩ 2,383,504	₩ 115,117
2004	₩ 2,863,328	₩ 5,711,709	₩ 3,290,535	₩ 2,453,791	₩ 94,269

See Report of Independent Accountants

25. Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the three-month periods ended March 31, 2005 and 2004, are as follows:

(in millions of Korean won)	2005	2004
Write-off of accounts receivable and others	₩ -	₩ 9
Gain on valuation of available-for-sale securities	82,360	19,066
Loss on valuation of available-for-sale securities	-	43,379
Decrease in gain on valuation of available-for-sale securities by disposal	8,750	12,860
Decrease in loss on valuation of available-for-sale securities by disposal	1,066	718
Transfer of construction-in-progress to other property, plant and equipment accounts	1,298,216	995,599
Transfer of machinery-in-transit to other property, plant and equipment accounts	8,533	12,134
Reclassification of current maturities of other long-term liabilities	15,989	11,321
Reclassification of current maturities of long-term debt and foreign currency notes and bonds	-	16,246
Issuance of common stock arising from the conversion of convertible bonds	-	49,296

Quarterly Report for the First Quarter of 2005

☐ **Quarterly report pursuant to article 186-3 of the Korea Securities Exchange Act. For the period between January 1 and March 31, 2005**

☐ **This report outlines corporate overview, business operation, financial information, audit report, corporate governance and affiliates, stock information, management and employees, and related-party transactions.**

☐ Table of Contents

Ⅲ. Financial Information

1. Financial Summary
2. Notes to Financial Statements
3. Accounting Information
4. Financial Statements
5. Consolidated Financial Statements.
6. Finances by Divisions
7. Financial Statements Before and After Merger & Acquisition

Ⅳ. Audit Report

1. Independent Auditor (Accountants)s' Report
2. Auditor Compensation for the Past Three Fiscal Years
3. Others

Ⅴ. Corporate Governance and Affiliates

1. Corporate Governance
2. Affiliates
3. Equity Investment

Ⅵ. Stock Information

1. Shareholder Composition
2. Stock-Related Administration
3. Stock Performance and Transactions for the Last Six Months

Ⅶ. Management and Employees

1. Management
2. Employees
3. Labor Union
4. Accounting Experts

Ⅷ. Related Party Transaction

Ⅸ. Appendix

Ⅹ. Others

※ **The material information in the quarterly report for Q1'05 is as follows:**

☐ Q1'05 Treasury Stock Disposal

• In Q1'05, Samsung Electronics provided 82,247 treasury shares (common shares) to option holders.

• Samsung Electronics holds 13,838,239 common shares and 1,879,693 preferred shares in treasury stock as of March 31, 2005 (13,920,486 common shares and 1,879,693 preferred shares as of December 31, 2004).

☐ Production Capability

(Unit: thousands of units)

Business Division	Product	Manufacturing site	Q1'05 (Jan. 1 to Mar. 31, 2005)	FY2004 (Jan. 1 to Dec. 31, 2004)	FY2003 (Jan. 1 to Dec. 31, 2003)
			Volume	Volume	Volume
Digital Media	CTV	Suwon	383	1,486	2,304
	Monitor	Suwon	176	1,040	1,865
	D/P	Suwon	-	575	1,026
	N/P	Suwon	-	271	795
	DVD Combo	Suwon	535	1,722	1,800
	Laser PRT	Gumi	84	375	887
Telecommunications	HHP	Gumi	18,100	63,910	50,500
Semi-conductor	Memory	Giheung	1,091,000	2,692,000	1,346,000
	LSI	Giheung	576,000	2,316,000	1,802,000
	HDD	Gumi	8,426	26,260	18,660
	CD-RW	Suwon	306	2,593	4,344
LCD	TFT-LCD	Giheung, Cheonan	25,000	93,600	38,000
Device Appliance	Air conditioner	Suwon	-	1,159	1,862
	Microwave	Suwon	-	276	1,718
	Washing machine	Suwon	-	877	1,696

• Due to transfer of production lines to SESC and Samsung Gwangju Electronics, production capabilities at Digital Media (D/P and N/P) and Device Appliance are shown as zero on a parent basis.

☐ Sales by Major Product

(Unit: 100 million KRW)

Category		Q1'05 (Jan. 1 to Mar. 31, 2005)	Q1'04 (Jan. 1 to Mar.31, 2004)	FY 2003 (Jan. 1 to Dec. 31, 2004)
CTV	Exports	2,953	3,608	11,781
	Domestic sales	1,700	1,531	5,927
	Total	4,653	5,139	17,708
Monitor	Exports	1,232	2,822	9,244
	Domestic sales	1,169	1,759	5,366
	Total	2,401	4,581	14,610
Computer	Exports	350	880	3,093
	Domestic sales	3,045	3,479	10,598
	Total	3,395	4,359	13,691
HHP	Exports	38,662	36,404	149,527
	Domestic sales	6,958	9,657	27,966
	Total	45,620	46,061	177,493
System	Exports	2,268	1,101	6,340
	Domestic sales	501	1,299	4,925
	Total	2,769	2,400	11,265
Memory	Exports	33,613	29,235	132,576
	Domestic sales	1,799	2,413	8,558
	Total	35,412	31,648	141,134
LCD	Exports	16,790	21,761	79,206
	Domestic sales	2,193	1,913	7,681
	Total	18,983	23,674	86,887
LSI	Exports	4,164	5,019	21,312
	Domestic sales	312	394	1,499
	Total	4,476	5,413	22,811
Refrigerator	Exports	1,466	1,279	5,731
	Domestic sales	1,221	1,188	7,161
	Total	2,687	2,467	12,892
Microwave	Exports	67	342	806
	Domestic sales	77	89	320
	Total	144	431	1,126
HDD	Exports	3,818	3,220	11,189
	Domestic sales	399	405	1,394
	Total	4,217	3,625	12,583

□ R&D Expense

(Unit: million KRW)

Category		Q1'05 (Jan. 1 to Mar. 31, 2005)	FY 2004	FY 2003
Material cost		134,458	382,613	228,919
Labor cost		220,562	901,937	614,703
Depreciation cost		39,106	147,543	127,886
Outsourcing cost		203,689	767,615	559,798
Others		703,878	2,590,181	1,998,126
Total R&D expense		1,301,693	4,789,889	3,529,433
Accounting breakdown	SG&A	725,059	2,687,418	2,017,298
	COGS	576,634	2,102,471	1,512,135
	R&D expense (intangible assets)	-	-	-
Total R&D expense/sales ratio (total R&D expense ÷ sales x 100)		9.4%	8.3%	8.1%


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회　사　명 : 삼성전자주식회사
대 표 이 사 : 윤　　종　　용　　　　　　　　　　(인)
본점소재지 : 경기도 수원시 영통구 매탄3동 416번지
　　　　　(전화번호) 031-200-1114
작성책임자 : （직책) 재경팀장 부사장　（성명) 최 외 홍　(인)
　　　　　(전화번호) 02-727-7438

목   차

IV. 감사인의 감사의견 등

V. 지배구조 및 관계회사 등의 현황

VIII. 이해관계자와의 거래내용

대표이사등의 확인·서명

확 인 서

　우리는 당사의 대표이사 및 신고업무담당이사로서 이 분기보고서의 기재내용에 대해 상당한 주의를 다하여 직접 확인·검토한 결과, 중요한 기재사항의 기재 또는 표시의 누락이나 허위의 기재 또는 표시가 없고, 이 분기보고서에 표시된 기재 또는 표시사항을 이용하는 자의 중대한 오해를 유발하는 내용이 기재 또는 표시되지 아니하였음을 확인합니다.

　또한, 당사는 「주식회사의외부감사에관한법률」제2조의2 및 제2조의3의 규정에 따라 내부회계관리제도를 마련하여 운영하고 있음을 확인합니다.(「주식회사의외부감사에관한법률」제2조에 의한 외감대상법인에 한함)

2005. 05. 13

삼성전자 주식회사

대표이사　　　윤 종 용　　　(서명)

신고업무담당이사　　　최 도 석　　　(서명)

대표이사등의 확인·서명

확 인 서

우리는 당사의 대표이사 및 신고업무담당이사로서 이 분기보고서의 기재내용에 대해 상당한 주의를 다하여 직접 확인·검토한 결과, 중요한 기재사항의 기재 또는 표시의 누락이나 허위의 기재 또는 표시가 없고, 이 분기보고서에 표시된 기재 또는 표시사항을 이용하는 자의 중대한 오해를 유발하는 내용이 기재 또는 표시되지 아니하였음을 확인합니다.

또한, 당사는 「주식회사의외부감사에관한법률」 제2조의2 및 제2조의3의 규정에 따라 내부회계관리제도를 마련하여 운영하고 있음을 확인합니다.(「주식회사의외부감사에관한법률」 제2조에 의한 외감대상법인에 한함)

2005. 5. 13

삼성전자 주식회사

대표이사   윤 종 용   (서명)

신고업무담당이사   최 도 석   (서명)

I. 회사의 개황

1. 회사의 목적

가. 회사가 영위하는 목적사업

목 적 사 업	비 고
1. 전자전기기계기구 및 관련기기와 그 부품의 제작, 판매, 수금대행 및 임대,서비스업	
2. 통신기계기구 및 관련기기와 그 부품의 제작, 판매, 수금대행 및 임대, 서비스업	
3. 의료기기의 제작 및 판매업	
4. 광디스크 및 광원응용기계기구와 그 부품의 제작, 판매, 서비스업	
5. 광섬유, 케이블 및 관련기기의 제조, 판매, 임대, 서비스업	
6. 전자계산조직 및 동 관련제품의 제조, 판매, 수금대행 및 임대, 서비스업	
7. 저작물, 컴퓨터프로그램 등의 제작, 판매, 임대업	
8. 노우하우 기술의 판매, 임대업	
9. 정보통신시스템에 관련된 구성 및 운영과 역무의 제공	
10. 자동제어기기 및 응용설비의 제작, 판매, 임대, 서비스업	
11. 공작기계 및 부품의 제작, 판매, 임대, 서비스업	
12. 계량기, 측정기 등의 교정검사업 및 제작, 판매업	
13. 반도체 및 관련제품의 제조, 판매업	
14. 반도체 제조장치의 제조, 판매업	
15. 반도체제조를 위한 원부자재의 제조, 판매업	
16. 전 각항의 기술용역, 정보통신공사업 및 전기공사업	
17. 기타 기계기구의 제작 및 판매업	
18. 합성수지의 제조, 가공 및 판매업	
19. 금을 제외한 금속의 제련가공 및 판매업	
20. 수출입업 및 동 대행업	
21. 경제성식물의 재배 및 판매업	
22. 부동산업	
23. 물품매도 확약서 발행업	
24. 주택사업 임대 및 분양	
25. 운동, 경기 및 기타 관련사업	
26. 전동기, 발전기 및 전기변환장치 제조업	
27. 전기공급 및 제어장치 제조업	
28. 교육 서비스업 및 사업관련 서비스업	
29. 각항에 관련된 부대사업 및 투자	

나. 자회사가 영위하는 목적사업

  - 해당사항 없음

다. 향후 추진하고자 하는 사업

  - 분기보고서 제출일 현재 이사회 및 주주총회 결의 등을 통하여
    향후 추진하기로 결정된 사업은 없음

2. 회사의 연혁

가. 당해 회사의 연혁

(1) 설립 이후의 변동상황

1969.01.13	삼성전자공업주식회사 설립
1975.06.11	기업공개
1978.07.28	SEA(미국현지판매법인) 설립
1982.09.13	포루투칼 현지법인 CTV 공장 생산 개시
1983.12.27	SII(미국현지생산법인) 설립
1984.12.04	SII(미국현지생산법인) 공장 준공
1985.12.19	국내 제 1호 해외전환사채 발행
1987.01.05	주권병합(액면가 5,000원)
1987.10.01	SEMUK(영국현지생산법인) 공장 준공
1988.05.18	미국 마이크로파이브사(MFC)인수
1988.10.01	프랑스 빠이오사와 합작회사(SEF) 설립
1988.10.17	태국 합작회사(THAI - SAMSUNG CO.) 설립
1988.10.21	SAMEX(멕시코현지생산법인) 공장 준공
1989.03.14	SMI(인도네시아생산법인) 설립
1989.03.24	SETAS(터어키합작생산법인) 설립
1989.05.30	헝가리에 국내 최초 현지공장 설립 계약
1989.06.20	컴퓨터사업부문 별도 부문으로 독립
1990.06.15	SEH(헝가리 현지생산법인)공장 준공
1990.06.19	SESA(스페인 현지생산법인) 공장 준공
1990.12.21	SEMA(말레이지아 현지생산법인) 공장 준공
1991.04.19	소련 전자교환기 합작공장설립 계약
1992.10.29	국내 민간업체 최초로 양키본드 발행
1992.12.05	전사 통합경영 체제로 조직개편
1993.05.03	반도체 분야의 세계적인 기업 미국의 HMS사 인수
1993.06.03	16M DRAM 반도체 양산공장 준공

1994.01.05	포루투칼에 반도체 합작공장 설립
1994.03.01	중국 첸진에 CTV 공장 설립
1994.08.02	광주 하남공단 착공
1995.01.05	미 IGT사(ATM 전문회사) 인수
1995.02.28	미 AST사(컴퓨터제조업체)지분 40.25% 인수
1995.09.22	1억 8천 9백만불 FRN 발행
1995.11.02	1억 5천만불 DR 발행
1996.05.03	광주 제 2공장 착공
1997.02.15	인텔사, 오스틴 반도체 공장에 지분 10% 참여
1998.06.10	반도체 장비 부품제조업체 IPC사(미Long's사와 합작) 설립
1999.01.21	인텔사, 삼성전자에 1억불 투자
1999.04.09	반도체 장비 합작사 설립(회사명 : B.M.A)
1999.07.30	애플사, 삼성전자에 1억불 투자
2000.02.08	전략시스템사업부문 삼성톰슨CSF에 양도
2000.05.03	세계최대 전자상거래 회사 ehitex.com설립 공동참여
2001.01.15	TFT-LCD 3년 연속 세계1위
2001.01.19	휴대폰생산 5천만대 돌파
2001.02.19	세계 첫 0.13 미크론 8M 저전력S램 개발
2001.03.22	삼성전자- DELL사 전략적 제휴체결
2001.04.04	플립칩 패키지 기술 국산화 성공
2001.06.26	최고권위 IDEA 디자인전에서 최다수상
2001.07.18	삼성전자-AOL 타임워너 전략적 제휴 체결
2001.08.14	전세계 해외법인 ERP시스템 구축 완료
2001.08.22	세계 최대 40인치 TFT-LCD 개발
2001.09.21	삼성 휴대폰, 전세계 GSM 규격 공인 취득
2001.11.12	중국 CDMA 시범망 공급업체 선정
2001.12.04	삼성전자 브랜드가치 국내 1위(8조 8천억)
2001.12.20	디지털 이노베이션 대상(국무총리상) 수상
2002.02.22	모니터用 19인치 TFT-LCD 양산
2002.02.26	업계 첫 12인치 256메가 양산 출하
2002.03.19	512M DDR D램, 업계최초 인텔社 인증 획득
2002.04.12	PDA용 고성능 CPU 개발

2002.06.05	70나노급 반도체 신공정 개발
2002.06.16	세계 IT 100대 기업 1위 선정
2002.08.01	MS社와 PDA用 CPU 운영체계 기술제휴
2002.09.17	세계 최초 나노 메모리 상용화
2002.10.17	모바일용 F램 업계 최초 개발
2002.11.01	세계 최소 두께 PDP-TV 출시
2002.11.08	1GHz 램버스 D램 업계 최초 양산
2002.11.21	Asia Award 2002, 주주가치 제고 아시아 최고기업 선정
2002.12.06	PC '미디어센터' 개발 발표
2002.12.27	디지털TV용 세계 최대 54인치 TFT-LCD 개발
2003.01.20	4기가 바이트 DDR 모듈 업계 최초 출시
2003.02.04	시스템 인 패키지 모바일 솔루션 개발
2003.02.05	전자업계 최초로 해외 전법인 거래 자동화 시스템 구축
2003.02.13	The Asset誌, 기업 지배구조 최우수 회사로 선정
2003.02.18	독일 인피니언과 스마트폰용 반도체 솔루션 공동개발
2003.02.25	Fortune誌 선정 전자업계 존경받는 기업 5위 선정
2003.03.05	NAND플래시, 휴대폰 시장에 본격 진출
2003.03.06	TDMA 컬러폰 업계 첫 출시
2003.03.10	CCD 방식 30만화소 카메라폰 출시
2003.03.11	2002년 세계 3위 휴대폰 업체로 부상
2003.04.10	디지털TV, 『自然映像』 DNIe 新技術 발표
2003.05.05	美 오스틴 반도체 공장 대규모 투자 발표
2003.05.28	LCD 7세대라인 규격 확정
2003.06.20	노트PC용 DDR400 모듈 업계 첫 양산
2003.06.26	DHWG (Digital Home Working Group) 이사회 참여
2003.07.03	3세대 휴대폰용 핵심칩 개발
2003.09.05	제 4세대 광기록기술 개발
2003.09.09	세계 최초 환경친화 HDD 개발
2003.09.23	무선인터넷用 SoC 개발
2003.09.24	세계최초 지상파 DMB 수신기 개발
2003.09.29	세계 최초 70나노 4기가 NAND 플래시 개발
2003.10.21	세계 최초 DAB 방송수신用 홈시어터 출시

(2) 상호의 변경

1984.02.28 삼성전자주식회사로 상호변경

변경사유 : 1984년 2월 28일자 정기주주총회 결의에 의거 상호를
삼성전자공업주식회사에서 삼성전자주식회사로 변경

(3) 합병, 분할(합병), 포괄적 주식교환·이전, 중요한 영업의 양수·도 등

결산일로부터 과거 10년 동안 합병, 분할(합병), 포괄적 주식교환·이전,
및 중요한 영업의 양수·도에 해당하는 사항 없음

(4) 생산설비의 변동

2005.01.10   메모리 라인 증설

2005.01.10   메모리 기존 라인 Capa 증설 및 Upgrade

2005.02.25   LCD 라인 증설

※ 상기 생산설비의 변동일자는 생산설비 투자에 대한 경영위원회 결의일임.

(5) 경영활동과 관련된 중요한 사실의 발생

2005.01.04   삼성전자, 세계최대 21인치 TV용 OLED 개발

2005.01.06   세계최초 '음성-문자변환'폰 개발

2005.01.10   세계최초 8칩 MCP 적층기술 개발

2005.01.11   투과형 5인치 플라스틱TFT-LCD 개발

2005.01.12   세계최초 '연속동작인식'폰 개발

2005.01.14   『純利益 100억불 클럽』가입

2005.01.25   업계최초 'XDR D램'(eXtreme Data Rate DRAM) 양산

2005.01.31   세계 최소 두께 디지털 슬림 TV 출시

2005.02.13   세계 최초 지상파DMB 노트북PC 출시

2005.02.16   블루블랙폰 '3GSM World Congress 2005'에서
'올해의 최고 제품상' 수상

2005.02.17   세계최초 DDR3 D램 개발

2005.02.17   지상파DMB폰 국내 최초 상용화

2005.02.22   최대용량 2.5Gb 다중칩 본격 양산

2005.03.06	세계 최초 상용화 수준 HSDPA 전용 단말기 및
	초고속 HSDPA 시스템 개발 성공
2005.03.07	세계 최대 82인치 TFT-LCD 개발
2005.03.09	세계 최초 7백만 화소폰 개발
2005.03.16	CDMA 「DVB-H폰」 세계 최초 개발
2005.03.24	FinanceAsia誌로부터 '아시아 최고 경영기업'으로 선정

나. 회사가 속해 있는 기업집단

(1) 기업집단의 명칭 : 삼성

- 연 혁
- 1938. 3 : 삼성상회(현 삼성물산) 설립
- 1953. 8 : 제일제당 설립
- 1954. 9 : 제일모직 설립
- 1958. 2 : 안국화재(현 삼성화재) 인수
- 1963. 7 : 동방생명(현 삼성생명) 인수
         동화백화점(현 신세계백화점) 인수
- 1969. 1 : 삼성전자 설립
- 1970. 1 : 삼성NEC(현 삼성SDI) 설립
- 1972. 7 : 제일합섬 설립
- 1973. 5 : 임피어리얼(현 호텔신라) 설립
- 1973. 8 : 삼성산요파츠(현 삼성전기) 설립
- 1974. 8 : 삼성중공업 설립
- 1977. 8 : 삼성정밀(현 삼성테크윈) 설립
- 1978. 7 : 신원개발(현 삼성물산 건설부문) 인수
- 1992. 9 : 국제증권(현 삼성증권) 인수
- 1994. 7 : 한국비료(현 삼성정밀화학) 인수
- 1995. 3 : 삼성자동차 설립
- 1997. 4 : 제일제당,신세계 계열분리
- 1999. 4 : 중앙일보,보광 계열분리
- 2001. 1 : 삼성자동차 계열제외

- 기업집단의 지배자 : 이 건 희

(2) 기업집단에 소속된 회사

구 분	회사수	회 사 명
상장사	14	삼성물산, 제일모직, 삼성전자, 삼성에스디아이,삼성테크윈, 삼성전기, 삼성중공업, 호텔신라, 삼성화재해상보험, 삼성증권, 삼성정밀화학, 삼성엔지니어링, 에스원, 제일기획
비상장사	48	삼성코닝, 삼성에버랜드, 삼성석유화학, 삼성라이온즈, 삼성경제연구소, 삼성에스디에스, 삼성네트웍스, 삼성종합화학, 삼성토탈, 삼성광주전자, 스테코, 삼성탈레스, 노비타, 세메스, 삼성코닝정밀유리, 세크론, 서울통신기술, 삼성전자서비스, 리빙프라자, 블루텍, 삼성전자로지텍, 삼성오엘이디, 한덕화학, 글로벌텍, 아이마켓코리아, 에치티에치, 씨브이네트, 케어캠프, 이삼성인터내셔널, 올앳, 시큐아이닷컴, 가치네트, 오픈타이드코리아, 크레듀, 삼육오홈케어, 엠포스, 삼성벤처투자, 삼성선물, 삼성화재손해사정서비스, 삼성투자신탁운용, 삼성생명보험, 삼성카드, 생보부동산신탁, 애니카랜드, 인터내셔널사이버마케팅, 에스엘시디, 에스디플렉스, 에스이에이치에프코리아
計	62	

※ 2005년 3월말 현재기준

- 관련법령상의 규제내용 등

· " 독점규제 및 공정거래에 관한 법률"上 상호출자제한기업집단 등

① 지정시기 : 2005年 4월 4일
② 규제내용 요약
   · 상호출자의 금지
   · 계열사 채무보증 금지
   · 금융· 보험사의 계열사 의결권 제한
   · 대규모 내부거래의 이사회 의결 및 공시 등
   · 비상장사 중요사항 공시
   ※ 출자총액의 제한은 2004.7.21 字로 제외

3. 자본금 변동상황

가. 자본금 변동상황

(1) 증자현황

(단위 : 원, 주)

주식발행일자	발행형태	발행한 주식의 내용				비고
		종류	수량	주당 액면가액	주당 발행가액	
2002년 01월 08일	전환권행사	보통주	78	5,000	113,351	
2002년 01월 18일	전환권행사	보통주	31,353	5,000	113,351	
2002년 01월 25일	전환권행사	보통주	29,982	5,000	113,351	
2002년 02월 04일	전환권행사	보통주	78	5,000	113,351	
2002년 02월 11일	전환권행사	보통주	51,773	5,000	113,351	
2002년 02월 14일	전환권행사	보통주	54,634	5,000	113,351	
2002년 02월 15일	전환권행사	보통주	49,539	5,000	113,351	
2002년 02월 20일	전환권행사	보통주	6,858	5,000	113,351	
2002년 02월 21일	전환권행사	보통주	3,919	5,000	113,351	
2002년 02월 22일	전환권행사	보통주	21,163	5,000	113,351	
2002년 02월 26일	전환권행사	보통주	3,135	5,000	113,351	
2002년 02월 27일	전환권행사	보통주	43,111	5,000	113,351	
2002년 02월 28일	전환권행사	보통주	5,878	5,000	113,351	
2002년 03월 01일	전환권행사	보통주	7,838	5,000	113,351	
2002년 03월 05일	전환권행사	보통주	9,209	5,000	113,351	
2002년 03월 07일	전환권행사	보통주	49,301	5,000	113,351	
2002년 03월 08일	전환권행사	보통주	83,323	5,000	113,351	
2002년 03월 11일	전환권행사	보통주	2,703	5,000	108,465	
2002년 03월 12일	전환권행사	보통주	2,782	5,000	113,351	
2002년 03월 13일	전환권행사	보통주	25,396	5,000	113,351	
2002년 03월 14일	전환권행사	보통주	39,070	5,000	113,351	
2002년 03월 15일	전환권행사	보통주	27,667	5,000	113,351	
2002년 03월 27일	전환권행사	보통주	54	5,000	108,465	
2002년 04월 12일	전환권행사	보통주	54,072	5,000	108,465	
2002년 04월 19일	전환권행사	보통주	54	5,000	108,465	
2002년 04월 23일	전환권행사	보통주	2,703	5,000	108,465	
2002년 04월 26일	전환권행사	보통주	46,032	5,000	219,050	
2002년 04월 29일	전환권행사	보통주	274	5,000	219,050	
2002년 05월 03일	전환권행사	보통주	54,072	5,000	108,465	
2002년 05월 03일	전환권행사	보통주	5,407	5,000	108,465	
2002년 05월 03일	전환권행사	보통주	24,332	5,000	108,465	
2002년 05월 07일	전환권행사	보통주	5,407	5,000	108,465	
2002년 05월 08일	전환권행사	보통주	540	5,000	108,465	
2002년 05월 17일	전환권행사	보통주	13,518	5,000	108,465	
2002년 05월 20일	전환권행사	보통주	274	5,000	219,050	
2002년 05월 22일	전환권행사	보통주	24,711	5,000	108,465	
2002년 05월 24일	전환권행사	보통주	54	5,000	108,465	
2002년 05월 28일	전환권행사	보통주	54,072	5,000	108,465	
2002년 06월 03일	전환권행사	보통주	16,221	5,000	108,465	
2002년 06월 14일	전환권행사	보통주	6,049	5,000	219,050	
2002년 06월 17일	전환권행사	보통주	10,814	5,000	108,465	

주식발행일자	발행형태	발행한 주식의 내용				비고
		종류	수량	주당 액면가액	주당 발행가액	
2002년 06월 26일	전환권행사	보통주	24,332	5,000	108,465	
2002년 07월 02일	전환권행사	보통주	54,996	5,000	219,050	
2002년 07월 02일	전환권행사	보통주	42,622	5,000	219,050	
2002년 07월 09일	전환권행사	보통주	26,398	5,000	219,050	
2002년 07월 10일	전환권행사	보통주	17,653	5,000	219,050	
2002년 07월 12일	전환권행사	보통주	1,759	5,000	219,050	
2002년 07월 15일	전환권행사	보통주	54,996	5,000	219,050	
2002년 07월 16일	전환권행사	보통주	27,498	5,000	219,050	
2002년 07월 16일	전환권행사	보통주	18,148	5,000	219,050	
2002년 07월 16일	전환권행사	보통주	10,999	5,000	219,050	
2002년 07월 16일	전환권행사	보통주	23,373	5,000	219,050	
2002년 07월 17일	전환권행사	보통주	96,244	5,000	219,050	
2002년 07월 17일	전환권행사	보통주	19,248	5,000	219,050	
2002년 07월 17일	전환권행사	보통주	27,498	5,000	219,050	
2002년 07월 17일	전환권행사	보통주	56,646	5,000	219,050	
2002년 07월 17일	전환권행사	보통주	5,499	5,000	219,050	
2002년 07월 17일	전환권행사	보통주	13,749	5,000	219,050	
2002년 12월 13일	전환권행사	보통주	16,659	5,000	260,000	
2002년 12월 24일	전환권행사	보통주	185	5,000	260,000	
2003년 01월 02일	전환권행사	보통주	4,627	5,000	260,000	
2003년 01월 06일	전환권행사	보통주	30,774	5,000	260,000	
2003년 01월 08일	전환권행사	보통주	32,443	5,000	108,465	
2003년 01월 08일	전환권행사	보통주	59,480	5,000	108,465	
2003년 01월 13일	전환권행사	보통주	46,276	5,000	260,000	
2003년 01월 14일	전환권행사	보통주	50,719	5,000	260,000	
2003년 01월 14일	전환권행사	보통주	55,532	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	62,473	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	3,470	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	8,098	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	32,393	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	49,747	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	231	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	44,425	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	26,377	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	30,080	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	185,107	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	39,335	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	79,017	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	6,941	5,000	260,000	
2003년 01월 15일	전환권행사	보통주	52,755	5,000	260,000	
2003년 01월 16일	전환권행사	보통주	62,473	5,000	260,000	
2003년 01월 16일	전환권행사	보통주	18,510	5,000	260,000	
2003년 01월 16일	전환권행사	보통주	3,008	5,000	260,000	
2003년 01월 22일	전환권행사	보통주	10,814	5,000	108,465	
2003년 01월 23일	전환권행사	보통주	21,629	5,000	108,465	
2003년 02월 13일	전환권행사	보통주	16,870	5,000	108,465	
2003년 04월 30일	전환권행사	보통주	109,226	5,000	108,465	
2003년 08월 26일	전환권행사	보통주	10,814	5,000	108,465	
2003년 09월 03일	전환권행사	보통주	4,325	5,000	108,465	
2003년 10월 02일	전환권행사	보통주	5,515	5,000	108,465	

주식발행일자	발행형태	발행한 주식의 내용					
		종류	수량	주당 액면가액	주당 발행가액	비고	
2003년 10월 15일	전환권행사	보통주	27,036	5,000	108,465	
2003년 10월 27일	전환권행사	보통주	10,814	5,000	108,465	
2003년 11월 13일	전환권행사	보통주	6,759	5,000	108,465	
2003년 12월 09일	전환권행사	보통주	10,814	5,000	108,465	
2004년 01월 02일	전환권행사	보통주	113,552	5,000	108,465	
2004년 01월 07일	전환권행사	보통주	82,460	5,000	108,465	
2004년 01월 07일	전환권행사	보통주	13,518	5,000	108,465	
2004년 01월 07일	전환권행사	보통주	28,009	5,000	108,465	
2004년 01월 08일	전환권행사	보통주	38,121	5,000	108,465	
2004년 01월 12일	전환권행사	보통주	6,434	5,000	108,465	
2004년 01월 12일	전환권행사	보통주	32,443	5,000	108,465	
2004년 01월 13일	전환권행사	보통주	16,221	5,000	108,465	
2004년 01월 13일	전환권행사	보통주	11,950	5,000	108,465	
2004년 01월 15일	전환권행사	보통주	25,576	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	4,542	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	21,629	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	15,897	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	35,147	5,000	108,465	
2004년 01월 20일	전환권행사	보통주	757	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	540	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	2,379	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	432	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	1,892	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	1,622	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	540	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	108	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	108	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	108	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	108	5,000	108,465	
2004년 01월 21일	전환권행사	보통주	378	5,000	108,465	

(2) 감자현황

- 해당사항 없음

(단위 : 원, 주)

감자일자	감자형태	감자목적	감자한 주식의 내용				
			종류	수량	주당 액면가액	주당 취득가액 (유상감자의 경우)	비고
-	-	-	-	-	-	-	-

나. 자본금 변동예정내용 등

- 해당사항 없음

다. 전환사채

- 해당사항 없음

(2005.03.31 현재)   (단위 : 원, 주)

구 분		제XX회 XX 전환사채	…	…	합 계
발 행 일 자					
만 기 일					
권 면 총 액					
사채배정방법					
전환청구가능기간					
전환조건	전환비율(%)				
	전환가액				
전환대상주식의 종류					
기전환사채	권면총액				
	기전환주식수				
미전환사채	권면총액				−
	전환가능주식수				−
비 고					

라. 신주인수권부사채

- 해당사항 없음

(2005.03.31 현재)   (단위 : 원, 주)

구 분		제XX회 XX 신주인수권부사채	…	…	합 계
발 행 일 자					
만 기 일					
권 면 총 액					
사채배정방법					
신주인수권 행사가능기간					
행사조건	행사비율(액면대비)				
	행사가액				
행사대상주식의 종류					
기행사신주 인수권부사채	권면총액				
	기행사주식수				

구 분		제XX회 XX 신주인수권부사채	...	...	합 계
미행사신주 인수권부사채	권면총액				-
	행사가능주식수				-
비　고					

마. 현물출자

- 해당사항 없음

4. 주식의 총수 등

가. 주식의 총수

(단위 : 주)

발행할 주식의 총수	발행한 주식의 총수	미발행주식의 총수	비 고
500,000,000	179,502,764	320,497,236	

※ 발행한 주식의 총수는 이익소각주식수 포함기준임.
※ 이익소각주식수 제외시 2005년 3월 31일 현재 발행한 주식의 총수는 170,132,764 주임.

나. 발행한 주식의 내용

(2005.3.31 현재)   (단위 : 백만원, 주)

구 분	종 류	발행한 주식의 총수	주당 액면가액	액면가액 총액	비 고
기 명	보통주식	147,299,337	5,000원	736,497	이익소각주식수 포함시 제37기 1분기 결산일 현재 발행한 보통주식의 수는 155,609,337주이며 자본금은 778,047백만원으로 액면가액 총액과 상이함
기 명	우선주식	22,833,427	5,000원	114,167	이익소각주식수 포함시 제37기 1분기 결산일 현재 발행한 우선주식의 수는 23,893,427주이며 자본금은 119,467백만원으로 액면가액 총액과 상이함
합 계		170,132,764	5,000	850,664	자본금 : 897,514백만원 이익소각주식수 포함시 발행주식수 : 179,502,764주

※ 발행한 주식의 총수는 이익소각주식수 제외.
※ 분기보고서 제출일 현재 변동내역 없음.

다. 자기주식의 취득 및 처분

(1) 자기주식 취득·처분 현황

취득방법	주식의 종류	기초	취득(+)	처분(-)	소각(-)	기말	비고
법 제189조의2제1항에 의한 직접취득	보통주 (주)	13,920,486	-	82,247	-	13,838,239	처분 82,247주는 스톡옵션 행사에 따른 자사주 교부임
	우선주 (주)	1,879,693	-	-	-	1,879,693	
법 제189조의2제1항 이외의 사유에 의한 직접취득	보통주 (주)	-	-	-	-	-	
	우선주 (주)	-	-	-	-	-	
소 계	보통주 (주)	13,920,486	-	82,247	-	13,838,239	
	우선주 (주)	1,879,693	-	-	-	1,879,693	
신탁계약등을 통한 간접취득	보통주 (주)	-	-	-	-	-	
	우선주 (주)	-	-	-	-	-	
총 계	보통주 (주)	13,920,486	-	82,247	-	13,838,239	
	우선주 (주)	1,879,693	-	-	-	1,879,693	

(2) 이익소각 현황

- 해당사항 없음

(단위 : 백만원, 주)

소각일	소각목적	소각주식의 종류	소각주식의 수량	소각금액	소각대상 주식의 취득기간	법적 근거
-	-	-	-	-	-	-
계		보통주	-	-	-	-
		우선주	-	-	-	-

(3) 자기주식 신탁계약등 체결 · 해지현황

- 해당사항 없음

라. 우리사주조합의 지분현황

- 해당사항 없음

5. 의결권 현황

[2005. 3. 31 현재]   (단위 : 주)

구 분		주식수	비고
발행주식총수(A)	보통주	147,299,337	
	우선주	22,833,427	
의결권없는 주식수(B)	보통주	13,838,239	상법 제369조 2항 자기주식
	우선주	22,833,427	상법 제370조 우선주식 (자기주식은 1,879,693주)

증권거래법 기타 법률에 의하여
의결권 행사가 제한된 주식수(C)
	-	12,511,765	독점규제 및 공정거래에
			관한 법률상의 제한
			[삼성생명 10,622,814주
			  삼성화재 1,856,370주,
			  삼성증권 3주]
			보험업법상의 제한
			[삼성생명 특별계정 32,578주]

의결권이 부활된 주식수(D)	-	-	
의결권을 행사할 수 있는 주식수 (E = A - B - C + D)	보통주	120,949,333	
	우선주	-	

※ "증권거래법 기타 법률에 의하여 의결권 행사가 제한"된 주식 中 독점규제 및 공정거래에 관한 법률상의
　제한 주식수 12,479,187주(삼성생명 고유계정 10,622,814주, 삼성화재 1,856,370주, 삼성증권 3주)는
　임원의 선임 또는 해임 및 정관변경 등과 관련하여 의결권 행사 가능

6. 배당에 관한 사항 등

가. 배당에 관한 사항

당사는 주주이익 극대화를 전제로 하여 회사이익의 일정부분을 주주에게
환원하는 주요수단으로 배당 및 자사주매입을 실시하고 있습니다.
현금배당 및 자사주의 매입규모는 당사 재무정책의 우선 순위, 즉 미래 전략
사업을 위한 투자와 무차입 경영, 적정수준의 현금 확보 원칙을 우선적으로
달성후, 실적과 Cashflow 상황 등을 감안하여 전략적으로 결정하고 있습니다.

나. 최근 3사업연도 배당에 관한 사항

구 분		제37기 1분기	제36기	제35기
주당액면가액 (원)		–	5,000	5,000
당기순이익 (백만원)		–	10,786,742	5,958,998
주당순이익 (원)		–	67,899	36,356
배당가능이익 (백만원)		–	1,563,880	886,715
현금배당금총액 (백만원)		–	1,563,850	886,684
주식배당금총액 (백만원)		–	–	–
현금배당성향 (%)		–	14.50	14.88
현금배당수익률 (%)	보통주	–	2.29	1.25
	우선주	–	3.47	2.25
주식배당수익률 (%)	보통주	–	–	–
	우선주	–	–	–
주당 현금배당금 (원)	보통주	–	10,000	5,500
	우선주	–	10,050	5,550
주당 주식배당금 (원)	보통주	–	–	–
	우선주	–	–	–

※ 제37기 1분기 결산일 현재 분기배당 없음.

□ 주당순이익 계산근거
- 주당순이익은 보통주 1주에 대한 순이익을 계산하였음.
- 보통주 당기순이익은 손익계산서상 당기순이익에서 배당 지급의무가 있는
  우선주의 배당금을 차감하여 계산하였음.

- 이와 같이 계산된 보통주 순이익을 회계기간동안 가중평균한 유통보통주식수로
  나누어 보통주 1주당 순이익 산정

다. 이익참가부사채에 관한 사항
 - 해당사항 없음

II. 사업의 내용(제조업)

1. 사업의 개요

가. 업계의 현황

'05년 1분기에는 원화가치 상승 및 고유가 등으로 대표되는 대외여건 악화가 지속되어 지난해 성장을 이끌었던 수출의 신장세가 약화되었습니다. 세계 경제의 둔화 지속으로 연간 수출증가율은 9%대에 머물 전망입니다. 국내 경기 또한 대외여건의 악화로 인하여 경기회복 지연이 우려되고 있습니다.

세계 IT시장규모는 주요 IT제품들의 공급과잉에 따른 가격하락 등으로 증가세가 전년 7.5% 보다 하락한 5.8%에 그칠 전망이며 특히 세계 반도체 시장 성장률은 큰 폭의 둔화가 예상됩니다.

반도체 DRAM 시장은 1/4분기에 계절적 수요 감소에 따른 공급과잉으로 가격하락세가 지속되었고, 2/4분기 역시 공급과잉은 지속될 것으로 보이나 가격하락세는 둔화될 것으로 예상됩니다.

반면 NAND Flash 시장의 경우 MP3용 고용량 수요의 증가로 1/4분기중 견조한 가격을 유지하면서 공급부족이 심화되었으며 2/4분기에는 가격은 유지되지만 경쟁사들의 공급확대로 공급부족은 완화될 것으로 전망됩니다.

세계 휴대폰 시장은 1/4분기에 전통적 비수기 영향 외에도 선진국 교체수요의 감소와 신흥시장 성장세 둔화로 전년도 4/4분기 대비 14~15% 가량 감소한 것으로 추정되며 연간으로는 전년도의 두 자릿수에 못 미치는 6% 수준이 될 것으로 예상됩니다.

반면 LCD산업은 지난해 하반기 이후 지속되던 가격하락이 둔화되어 안정세를 찾아가고 있으며 가격 하락에 따른 수요 확대의 영향으로 업계의 Monitor용 판매가 10% 정도 증가하였습니다. 특히 연간 대형 LCD TV용 수요도 성장할 것으로 전망됩니다.

가전분야의 대표적제품인 TV는 최근 Digital 방송의 본격화 및 신 Device의 등장으로 평판TV를 중심으로 연 60%대 고성장중입니다. 한편 PC는 장기간 대기한 교체수요, 신흥시장의 고성장 및 노트PC의 고성장 등으로 전년대비 약 10% 성장할 것으로 예상됩니다.

나. 회사의 현황

(1) 영업개황 및 사업부문의 구분
(가) 영업개황

디지털 미디어 분야는 평판TV의 판매가격 급락에 따른 수요증가로 판매량은 증가되었으나 매출신장이 상대적으로 부진하였습니다. 또한 기존 경쟁사외에 브랜드력이 취약한 군소업체의 국내외 시장 진출 강화로 PDP 등 프리미엄 제품군의 가격 하락폭이 심화되어 당사는 지속적인 원가절감 노력, 생산법인 현지화 및 SCM 고도화 등을 통한 경영효율성 제고를 추진 중에 있습니다. DVD 레코더는 본격적인 물량확대로 수익성 향상을 추진 중에 있으며 STB는 기존의 위성중심에서 케이블로의 사업확대를 위해 해외 판매법인 확대 및 사업자와의 협력관계 구축에 매진하고 있습니다. 프린터는 중고급기 레이저프린터 판매확대를 위한 제품 및 영업인프라 구축을 진행중에 있습니다.

휴대폰은 '04년 4분기 판매량 2천1백만대 대비 16% 성장한 2천4백만대를 판매하여 역대 최고의 판매량을 달성하였습니다. 이같은 판매량 증가는 혁신적인 신제품 지속 출시, 주요 사업자와의 전략적 파트너쉽 강화 등에 힘입은 것입니다. 네트웍 부문은 국내외 시장의 어려움 속에서도 국내사업자 주도로 세계 최초 상용화가 예상되는 WiBro 관련 각종 기술을 확보하여 향후 시장을 주도할 수 있는 여건을 마련하였고 일본 KDDI와 인도 PT-Telkom 등 기존 거래선에 이동통신 시스템을 지속적으로 공급하였습니다.

반도체는 계절적 수요 감소에도 불구하고 전분기 대비 매출이 5% 증가하는 등 지속적인 성장을 하고 있습니다. 메모리의 경우 고속 DRAM 제품과 NAND Flash 수요호조에 대응한 유연한 생산체제와 차세대 Shrink 공정 제품의 수율 향상 및 12인치 Wafer 생산성 극대화를 통해 경쟁력을 한층 강화하고 있으며 80나노 이하 차세대 공정 조기 개발에도 박차를 가하고 있습니다.
System LSI 사업도 시장 점유율 1위인 DDI제품은 LCD TV 및 Mobile TFT용 신제품 개발을 통한 제품 Portfolio 강화로 시장점유율을 지속 확대해 나가고 있으며 카메라폰용 Image Sensor등의 차기 제품군 사업확대에도 전력을 다하고 있습니다.

LCD는 시장의 공급 초과와 가격 하락 등 전반적인 경영환경 악화에도 불구하고 예상보다 높은 판매를 달성하였습니다. 4월에는 Sony와 합작 설립한 세계 최대의 7세대 라인의 본격가동으로 LCD TV 제품의 경쟁력을 더욱 강화시켜 나갈 계획입니다.

생활가전 총괄은 차별화된 디자인과 기술력으로 고객의 Needs에 맞는 제품을 출시하여 시장을 리드하고 있으며 그동안 추진해온 구조조정의 성과를 바탕으로 Global 사업경쟁력을 더욱 강화하고 있습니다.

(나) 공시대상 사업부문의 구분
 - 디지털미디어 총괄 : CTV, DVDP, 모니터, 컴퓨터, 프린터 등
 - 정보통신 총괄 : 휴대폰, 네트웍 시스템 등
 - 반도체총괄 : Memory, System LSI, HDD 등
 - LCD총괄 : TFT LCD
 - 생활가전총괄 : 에어컨, 냉장고, 세탁기, 전자렌지 등
 - 기타 : S/W 등

(2) 시장점유율

제 품	'05년 1분기	'04년	'03년	비 고
DRAM	32.7%	31.3%	31.2%	세계시장 점유율
TFT-LCD	21.1%	22.3%	20.5%	세계시장 점유율
컬러 TV	47.1%	47.0%	45.2%	국내시장 점유율
냉장고	45.3%	44.3%	39.0%	국내시장 점유율
세탁기	47.8%	43.1%	43.1%	국내시장 점유율
에어컨	41.3%	41.1%	40.2%	국내시장 점유율
PC	36.9%	38.7%	37.6%	국내시장 점유율
모니터	60.2%	66.2%	64.0%	국내시장 점유율
프린터	39.7%	43.2%	42.9%	국내시장 점유율
휴대폰	46.9%	45.9%	52.8%	국내시장 점유율

※ 시장점유율은 당사의 추정치이며, 주요 경쟁사의 시장점유율은 시장조사기관들마다 점유율이
  상이하여 객관적인 점유율 기재가 어려우므로 해당 회사들의 분기보고서를 활용해 주시기 바랍니다.

(3) 시장의 특성
가. 디지털 미디어
  지역간 관세 장벽 및 상이한 방송방식으로 Operation의 글로벌화가 중요합니다.

각 국가별 Local 업체가 있는 경우가 많아 다국적 기업의 브랜드력 확보가 매우 중요한 경쟁 요소가 되었습니다. DVD 레코더의 경우에는 포맷경쟁에서 가격 경쟁력으로 전환되면서 가격이 하락 중에 있으며 거실형 DVD는 축소되는 반면 Portable형이 확대될 전망입니다. STB는 HD방송의 확대와 함께 수요가 지속 확대될 전망이며 복합화 및 양방향 서비스의 진전으로 고부가가치 사업으로 전환되고 있습니다.

나. 정보통신

'05년 휴대폰 시장은 전반적으로 카메라폰, VOD폰, DMB폰등 멀티미디어 휴대폰에 대한 수요가 지속될 것으로 예상되며 '05년 하반기 이후에 W-CDMA 휴대폰에 대한 수요도 본격적으로 증가할 전망입니다. 또한 차세대 유무선 통합 기술에 대한 표준화 작업도 활발히 진행될 것으로 예상됩니다. 국내시장은 보급률 포화와 사업자들의 수익성 위주 경영으로 상반기 번호이동성제도 특수를 누렸던 '04년보다 시장규모가 다소 감소할 것으로 전망하고 있습니다.

다. 반도체

반도체 시장은 세계경제와 연동하여 움직이는 경향을 띠며 '05년 세계 경제성장률이 '04년 대비 둔화됨에 따라 PC 교체 수요 및 휴대폰, 기타 디지털 기기 등 전반적인 응용 시장도 성장세가 감소되어 반도체 시장성장률도 동반 하락할 것으로 전망됩니다.

라. LCD

LCD사업의 경우 Note PC용은 가격에 따른 시장수요의 변동이 타 제품에 비해 상대적으로 적으나 Desk Top PC용 Monitor와 TV용 LCD는 대체품의 영향으로 가격에 따른 수요 변동 요인이 상존하고 있습니다. 특히, Monitor 제품은 지속적인 가격 하락으로 시장이 더욱 확대되어 이제는 Monitor 시장에서도 LCD Monitor가 표준제품이 되었습니다. LCD TV도 30" 이상 대형 TV를 중심으로 시장 확대가 예상됩니다.

마. 생활가전

백색가전 시장은 BRICs등 성장시장을 중심으로 3.3% 수준의 완만한 성장세가

지속될 것으로 전망됩니다. 북미시장의 경우는 소비위축이 지속되고 있으나 '96년 소비 러시 이후 10년이 경과됨에 따라 교체수요 확대가 기대되고 있습니다. 업계 공통적으로는 철강 등 원자재가 상승으로 인한 재료비 상승을 흡수하기 위한 고부가제품 도입, 내부 효율성 제고 및 원가절감 등을 추진하고 있으며 동유럽 및 중국으로의 생산거점 재편을 가속화하고 있습니다.

(4) 신규사업 등의 내용 및 전망

가. 디지털 미디어
  디지털화 및 표준화 경쟁이 더욱 가속화되는 디지털미디어 사업분야에서는 차세대 광기기 기술개발 및 특허확보에 주력하고 표준화에 능동적으로 참여함으로써 미래 광기기 사업기반을 구축할 것이며 홈네트워크 시장 확대에 대비한 독자적인 신기술의 확보 및 사업화를 적극 추진할 것입니다.
  또한, 향후 무선 LAN 및 DMB 시장에 대응하기 위한 수종사업을 확대하고 제품 라인업을 확대, 강화할 것입니다.

나. 정보통신
  향후 통신시장은 방송통신 융합 서비스를 위한 휴대 이동방송 서비스, 유무선 통합 개념인 휴대 인터넷 서비스 등이 국내외에서 개시되며 차세대 멀티미디어 네트워크를 향한 융복합화가 가속화될 전망입니다. 당사는 WiBro등 휴대인터넷 관련 기술을 국내 최초로 개발하여 이를 바탕으로 세계 시장에 진출해 나갈 계획이며 앞선 디자인과 기술력을 활용하여 2/4분기 국내에서 상용화가 예상되는 지상파와 위성 DMB 시장을 주도해 나갈 계획입니다.

다. 반도체
  메모리는 80나노급 DRAM 및 60나노급 Flash 등 차세대 기술개발을 적극 추진하여 경쟁사 대비 제품/ 기술의 경쟁력 격차를 벌리기 위해 노력하고 있으며, System LSI는 차세대 성장 기반이 될 12인치 신규라인의 하반기 양산을 위해 전력을 다하고 있습니다. 또한 광기기는 차세대 광기록기기 사업 강화에 스토리지는 차세대 0.85인치 개발에 박차를 가하여 미래 성장기반 확보에 노력하고 있습니다.

라. LCD

LCD는 시장 선도업체로서의 우위를 바탕으로 핵심부품의 내재화 및 국산화
비율을 지속 확대하고 있으며 부품 수급 불안등의 외부요인에 의한 영향을
최소화하고 있습니다. 신규 TV시장에서는 타 Diplay와의 지속적인 경쟁을 통한
시장확대를 추진 중에 있으며 부품, 소재 등의 개발과 초대형 TV용 차세대
전용라인의 가동으로 제품 성능개선 및 가격 경쟁력을 지속적으로 확보해
나갈 계획입니다.

마. 생활가전

생활가전은 차별화된 디자인과 기술력으로 고객의 Needs에 맞는 제품을
출시하여 시장을 리드하고있으며 국내외 거점에 대한 지속적인 투자로 개발
및 제조경쟁력을 더욱 강화해 나가고 있습니다. 이후에도 혁신기술과 디자인이
접목된 고부가 가치제품의 지속적인 확대와 홈솔루션 사업의 강화를 통해 고부가
첨단가전부문으로 새롭게 도약하겠습니다.

(5) 조직도



전사조직도

※ '1. 사업의 개요' 에 기재된 '05년 및 향후 전망치는 사설 경제연구소 및
국가기관 발표자료 등을 기초로 당사에서 분석한 예측자료이므로 실제 결과와는
다를 수 있음.

2. 주요 제품 및 원재료 등

가. 주요 제품 등의 현황

(단위 : 억원)

사업부문	매출유형	품 목	구체적용도	주요상표등	매출액(비율)
디지털미디어 총괄	상 품 제 품 용 역 기타매출	CTV,모니터, 컴퓨터 등	가정용 기기 산업용 전자기기	SAMSUNG	16,585 (12.0%)
정보통신 총괄	상 품 제 품 용 역 기타매출	HHP,시스템 등	통신기기	SAMSUNG	48,394 (35.0%)
반도체 총괄	상 품 제 품 용 역 기타매출	Memory, SYSTEM-LSI, HDD 등	반도체 부품	SAMSUNG	44,756 (32.4%)
LCD 총괄	상 품 제 품 용 역 기타매출	TFT-LCD	산업용,가정용 기기 부품	SAMSUNG	18,983 (13.7%)
생활가전 총괄	상 품 제 품 용 역 기타매출	에어컨, 냉장고 세탁기 등	가정용 기기	SAMSUNG	7,858 (5.7%)
기 타	상 품 제 품 용 역 기타매출	S/W 등	산업용, 가정용기기	SAMSUNG	1,546 (1.2%)
계					138,122

나. 주요 제품 등의 가격변동추이

(단위 : 천원,$)

품 목		제37 기 1분기 (05.1.1~05.3.31)	제36 기 (04.1.1~04.12.31)	제 35 기 (03.1.1~03.12.31)
직시형 TV	내 수(천원)	280	276	277
	수 출 ($)	476	291	232
PJ TV	내 수(천원)	1,856	1,788	1,842
	수 출 ($)	1,094	1,304	1,556
LCD 모니터	내 수(천원)	407	561	448
	수 출 ($)	502	524	446
DVD-P(단품)	내 수(천원)	146	158	179
	수 출 ($)	118	209	143
	내 수(천원)	214	257	313

품 목		제37 기 1분기 (05.1.1~05.3.31)	제36 기 (04.1.1~04.12.31)	제 35 기 (03.1.1~03.12.31)
COMBO	수 출($)	154	170	113
Laser PRT	내 수(천원)	252	314	340
	수 출($)	311	276	176
컴퓨터	Desktop 내 수(천원)	754	815	847
	Desktop 수 출($)	–	–	–
	Note PC 내 수(천원)	1,500	1,699	1,702
	Note PC 수 출($)	1,255	1,413	1,087
HHP	내 수(천원)	356	366	365
	수 출($)	182	179	185
Memory	내 수(천원)	2.5	4.6	7.4
	수 출($)	3.3	4.8	4.2
LCD	내 수($)	239	246	217
	수 출($)	249	300	223
LSI	내 수(천원)	1.4	1.4	1.3
	수 출($)	1.0	1.1	1.1
에어컨	내 수(천원)	857	781	647
	수 출($)	413	366	314
냉장고	내 수(천원)	878	788	725
	수 출($)	460	445	423
전자렌지	내 수(천원)	99	86	97
	수 출($)	–	140	123
세탁기	내 수(천원)	423	431	426
	수 출($)	291	207	175
HDD	내 수(천원)	72	68	76
	수 출($)	53	56	74

(1) 산출기준

  - 매출액 / 매출수량 (평균가격) 또는 주력제품 판가

(2) 주요 가격변동원인 : 대형화, 고급화 및 시장상황 변동에 따른 판가변동 등

다. 주요 원재료 등의 현황

(단위 : 억원)

사업부문	매입유형	품 목	구체적용도	매입액	비율	비 고
디지털미디어 총 괄	상 품	LCD_M	화상신호기	574	4.7%	TSED
	상 품	N/P SET	N/P SET	1,033	8.5%	Asustek, SESC
	상 품	D/T SET	D/T SET	1,460	12.0%	엘피스, 연일전자, 컴원스
	상 품	기타		242	2.0%	
	원재료	CPU	원자재	536	4.4%	Intel 등
	원재료	IC	반도체	589	4.8%	삼성전기 등
	원재료	UNIT-DEVE	Laser PRTToner(현상기)	600	4.9%	아코디스, 에스인포텍 등
	원재료	PCB, Battery등	PCB, Battery 등	847	6.9%	삼성전기, DAP 등
	원재료	LCD Panel	화상신호기	871	7.1%	사내조달 등
	원재료	기 타		5,445	44.6%	
		부문계		12,197	100.0%	
정보통신 총 괄	원재료	PCB	인쇄회로기판	1,096	4.0%	대덕 등
	원재료	MSM	CPU	1,097	4.0%	QUALCOMM
	원재료	BATTERY	단말기전원공급	1,343	4.9%	영보,셀콤,이랜텍
	원재료	MEMORY	단말기 S/W 구동	2,521	9.1%	Sharp,Intel 등
	원재료	기 타		21,519	78.0%	
		부문계		27,576	100.00%	
반도체 총 괄	상 품	DRAM등		470	4.4%	SAS 등
	원재료	DISC	HDD DATA STORE	626	5.9%	SHDS(I),FUJI, MCC
	원재료	HSA	HDD DATA R/W	1,327	12.5%	SAE, H&T
	원재료	Chemical	원판가공용	1,184	11.1%	삼성물산/동우화인켐
	원재료	Wafer	반도체 원판	2,325	21.8%	실트론/엠이엠씨
	원재료	기 타		4,709	44.3%	
		부문계		10,641	100.0%	
LCD 총 괄	원재료	POL	Panel 제작재료	1,578	10.2%	NITTO 등
	원재료	DRV/IC	구동회로	2,142	13.8%	松下 등
	원재료	기 타		11,815	76.0%	
		부문계		15,535	100.0%	
생활가전 총 괄	상 품	세탁기	세탁 & 건조	1,050	15.7%	삼성광주전자(주)
	상 품	청소기	청 소	1,062	15.9%	삼성광주전자(주)
	상 품	에어컨	냉방 & 제습	1,675	25.1%	삼성광주전자(주)
	상 품	냉장고등	냉장 & 냉동	1,860	27.8%	삼성광주전자(주)
	상 품	기 타		478	7.2%	
	원재료	기 타		553	8.3%	
		부문계		6,678	100.0%	
기 타	상 품	기 타		1,104	73.0%	
	원재료	기 타		409	27.0%	
		부문계		1,513	100.0%	
		총 계		74,140		

라. 주요 원재료 등의 가격변동추이

(단위 : 천원, $)

사 업 구 분	구	분	제 37 기 1분기 (05.1.1~05.3.31)	제 36 기 (04.1.1~04.12.31)	제 35 기 (03.1.1~03.12.31)
		국내(천원)	128	156	221

사 업 구 분	구	분	제 37 기 1분기 (05.1.1~05.3.31)	제 36 기 (04.1.1~04.12.31)	제 35 기 (03.1.1~03.12.31)
디지털미디어 총 괄	LCD 15"	수입($)	127	140	191
	LCD 17"	국내(천원)	192	193	320
		수입($)	155	169	254
	PDP 42"	국내(천원)	831	969	1,268
		수입($)	710	880	–
	CPU	국내($)	174	159	159
	UNIT-DEVE	국내(천원)	19	19	21
정보통신 총 괄	MCP(Memory)	수입($)	6.2	10.0	14.0
	PCB	국내(천원)	4.5	5.1	4.5
반도체 총 괄	WAFER (8")	국내($)	51.7	49.4	47.0
	WAFER (6")	국내($)	20.0	19.0	19.0
	HSA	수입($)	15.6	16.0	18.7
	DISC	수입($)	5.6	5.6	5.5
LCD 총 괄	DRV/IC	국/수(천원)	1.6	2.2	2.2
	POL	국/수(천원)	2.8	3.1	4.0
생활가전 총 괄	Ro/COMP	수입($)	–	130	130
	철 판(ton)	국내(천원)	–	853	620

(1) 산출기준 : 원재료 및 제품수불부 실적 기준

(2) 주요 가격변동원인 : 생산성 향상 및 용량확대, 물량구조, 수요변화등에 따른
  가격변동

3. 생산 및 설비에 관한 사항

가. 생산능력 및 생산능력의 산출근거

(1) 생산능력

(단위 : 천대,천개)

사 업 부 문	품 목	사업소	제 37 기 1분기 (05.1.1~05.3.31) 수 량	제 36 기 (04.1.1~04.12.31) 수 량	제 35 기 (03.1.1~03.12.31) 수 량
디지털미디어 총 괄	CTV	수원	383	1,486	2,304
	모니터	수원	176	1,040	1,865
	D/P	수원	–	575	1,026
	N/P	수원	–	271	795
	DVD Combo	수원	535	1,722	1,800
	Laser PRT	구미	84	375	887

사 업 부 문	품 목	사업소	제 37 기 1분기 (05.1.1~05.3.31) 수 량	제 36 기 (04.1.1~04.12.31) 수 량	제 35 기 (03.1.1~03.12.31) 수 량
정보통신 총 괄	HHP	구미	18,100	63,910	50,500
반도체 총 괄	Memory	기흥	1,091,000	2,692,000	1,346,000
	LSI	기흥	576,000	2,316,000	1,802,000
	HDD	구미	8,426	26,260	18,660
	CD-RW	수원	306	2,593	4,344
LCD 총 괄	TFT-LCD	기흥,천안	25,000	93,600	38,000
생활가전 총 괄	에어컨	수원	–	1,159	1,862
	전자렌지	수원	–	276	1,718
	세탁기	수원	–	877	1,696

※ 생활가전 및 디지털 미디어(D/P, N/P) 총괄의 경우 생산설비 이전으로 생산無(광주전자, SESC 등)

(2) 생산능력의 산출근거

(가) 산출방법 등

① 산출기준 : ▷ 최대 생산 능력 기준
▷ 일 8시간, 월 25일 근무, 제조원가 기준 등
② 산출방법 : 평균LINE수 × 시간당 평균생산실적 × 일평균가동시간
× 분기 가동일수 등

(나) 평균가동시간 : 일 8시간 × 월25일 × 분기 등

나. 생산실적 및 가동률

(1) 생산실적

(단위 : 천대,천개)

사 업 부 문	품 목	사업소	제37기 1분기 (05.1.1~05.3.31) 수 량	제 36 기 (04.1.1~04.12.31) 수 량	제 35 기 (03.1.1~03.12.31) 수 량
디지털미디어 총 괄	CTV	수원	379	1,585	2,164
	모니터	수원	191	888	1,707
	D/P	수원	–	186	495
	N/P	수원	–	128	451
	DVD Combo	수원	160	618	1,655

사 업 부 문	품 목	사업소	제37기 1분기 (05.1.1~05.3.31) 수 량	제 36 기 (04.1.1~04.12.31) 수 량	제 35 기 (03.1.1~03.12.31) 수 량
정보통신 총 괄	Laser PRT	구미	77	339	840
	HHP	구미	20,120	71,580	47,240
반도체 총 괄	Memory	기흥	1,091,000	2,692,000	1,283,000
	LSI	기흥	576,000	2,316,000	1,802,000
	HDD	구미	8,047	25,039	15,810
	CD-RW	수원	263	1,963	4,211
LCD 총 괄	TFT-LCD	기흥,천안	22,000	77,000	36,000
생활가전 총 괄	에어컨	수원	-	978	1,473
	전자렌지	수원	-	193	1,722
	세탁기	수원	-	772	1,698

※ Memory 생산실적은 256M 환산량 기준임

※ 생활가전 및 디지털 미디어(D/P, N/P) 총괄의 경우 생산설비 이전으로 생산無(광주전자, SESC 등)

(2) 당해 분기의 가동률

(단위 : 시간,%)

사업소(사업부문)	분기가동가능시간	분기실제가동시간	평균가동률
디지털미디어 총괄	15,120	14,428	95.4%
정보통신 총괄	86,426	77,957	90.2%
반도체 총괄	32,400	31,698	97.8%
L C D 총괄	12,960	12,960	100%
생활가전 총괄	-	-	-
합 계	146,906	137,043	93.3%

※ 생활가전 총괄의 경우 '04년 중 생산설비 이전(광주전자)

다. 생산설비의 현황 등

(1) 생산설비의 현황

[자산항목 : 토지]　　　　　　　　　　　　　　　　　　　　　　　　　　　(단위 : 백만원)

사업소	소유 형태	소재지	구분	기 초 장부가액	분기증감 증가	분기증감 감소	분기상각	분기말 장부가액	비 고
수원(디지털 미디어등)	자가	수원	-	530,009	31,166	31,165		530,010	○토지공시
구미(정보통신등)	자가	구미	-	83,903				83,903	지가
기흥(반도체등)	자가	기흥	-	440,168	0	281		439,887	. 면 적
온양(반도체등)	자가	온양	-	53,437				53,437	5,266천㎡
천안(LCD등)	자가	천안	-	51,838				51,838	

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
탕정(LCD등)	자가	탕정	-	145,949	90,365	89,772		146,542	· 공시지가
기타(본관등)	자가	서울등	-	753,512	152,304	5,236		900,580	21,258억원
소 계				2,058,816	273,835	126,454		2,206,197	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 토지의 분기증가와 감소는 각각 147,771백만원 및 390백만원임.

[자산항목 : 건물]   (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	345,711	5,731	80	3,151	351,362	
구미(정보통신등)	자가	구미	-	755,420	61,633	61,158	6,370	755,895	
기흥(반도체등)	자가	기흥	-	1,573,384	267,434	242,996	24,088	1,597,822	
온양(반도체등)	자가	온양	-	139,025			1,162	139,025	
천안(LCD등)	자가	천안	-	463,801	2,797	197	8,177	466,401	
탕정(LCD등)	자가	탕정	-	712,610	67,443	9,257	10,781	770,796	
기타(본관등)	자가	서울	-	804,859	1,002	1,038	7,703	804,823	
소 계				4,794,811	406,040	314,726	61,432	4,886,126	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 건물의 분기증가와 감소는 각각 91,788백만원 및 473백만원임.

※ 분기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 구축물]   (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	53,456	52		480	53,508	
구미(정보통신등)	자가	구미	-	20,396	249	63	292	20,582	
기흥(반도체등)	자가	기흥	-	122,538	6,562	5,524	1,793	123,576	
온양(반도체등)	자가	온양	-	22,865	9		401	22,874	
천안(LCD등)	자가	천안	-	69,776	439	31	1,197	70,184	
탕정(LCD등)	자가	탕정	-	26,604	2,563		454	29,167	
기타(본관등)	자가	서울	-	28,639	6		494	28,645	
소 계				344,274	9,880	5,618	5,111	348,535	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 구축물의 분기증가는 4,261백만원임.

※ 분기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 기계장치]   (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	336,375	11,668	12,270	9,964	335,773	
구미(정보통신등)	자가	구미	-	1,171,919	71,993	50,872	39,276	1,193,040	
기흥(반도체등)	자가	기흥	-	20,539,484	1,105,949	320,248	720,128	21,325,185	
온양(반도체등)	자가	온양	-	1,959,747	83,669	66,229	65,055	1,977,187	
천안(LCD등)	자가	천안	-	4,629,214	136,687	80,993	195,978	4,684,908	
탕정(LCD등)	자가	탕정	-	69,251	8,707		3,543	77,958	
기타(본관등)	자가	서울	-	177,538	24,924	17,381	6,548	185,081	
소 계				28,883,528	1,443,597	547,993	1,040,492	29,779,133	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 기계장치의 분기증가와 감소는 각각
1,038,894백만원 및 143,289백만원임.

※ 분기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 차량운반구]   (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	8,214	1,761	2,013	303	7,962	
구미(정보통신등)	자가	구미	-	11,937	2,171	1,896	565	12,212	
기흥(반도체등)	자가	기흥	-	11,211	797	778	401	11,230	
온양(반도체등)	자가	온양	-	1,977			64	1,977	
천안(LCD등)	자가	천안	-	3,910		67	153	3,843	
탕정(LCD등)	자가	탕정	-	2,175	294	27	109	2,442	
기타(본관등)	자가	서울	-	122,285	3,366	954	3,114	124,697	
소 계				161,709	8,389	5,735	4,709	164,364	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 차량운반구의 분기증가와 감소는 각각
5,645백만원 및 2,990백만원임.

※ 분기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 공구기구비품]   (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	64,562	2,818	1,128	2,246	66,252	
구미(정보통신등)	자가	구미	-	216,004	9,033	5,002	8,147	220,035	
기흥(반도체등)	자가	기흥	-	657,060	17,944	142,690	14,903	532,314	
온양(반도체등)	자가	온양	-	144,572	9,814	3,684	6,112	150,702	
천안(LCD등)	자가	천안	-	124,024	12,318	290	6,070	136,052	
탕정(LCD등)	자가	탕정	-	42,980	10,727	1	1,966	53,706	
기타(본관등)	자가	서울	-	161,215	17,030	13,736	5,964	164,509	
소 계				1,410,418	79,684	166,531	45,408	1,323,571	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 공구기구비품의 분기증가와 감소는 각각
69,073백만원 및 155,920백만원임.

※ 분기말장부가액은 감가상각누계액 차감전 금액임.

[자산항목 : 건설중인자산]   (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	260,908	74,124	6,140		328,892	
구미(정보통신등)	자가	구미	-	9,988	11,740	3,715		18,013	
기흥(반도체등)	자가	기흥	-	801,389	2,484,274	935,540		2,350,123	
온양(반도체등)	자가	온양	-	14,397	170,477	96,509		88,365	
천안(LCD등)	자가	천안	-	121,784	86,255	145,063		62,976	
탕정(LCD등)	자가	탕정	-	57,883	219,865	147,403		130,345	
기타(본관등)	자가	서울	-	155,748	98,378	161,253		92,873	
소 계				1,422,097	3,145,113	1,495,623		3,071,588	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 건설중인자산의 분기증가와 감소는
각각 1,666,910백만원 및 17,419백만원임.

[자산항목 : 미착기계] (단위 : 백만원)

사업소	소유형태	소재지	구분	기 초 장부가액	분기증감		분기상각	분기말 장부가액	비 고
					증가	감소			
수원(디지털 미디어등)	자가	수원	-	383	938	175		1,146	
구미(정보통신등)	자가	구미	-	1,479	2,870	2,659		1,690	
기흥(반도체등)	자가	기흥	-	129,588	186,481	8,163		307,906	
온양(반도체등)	자가	온양	-	569	4,157	494		4,232	
천안(LCD등)	자가	천안	-	14	24	20		18	
탕정(LCD등)	자가	탕정	-	81	-81	0		0	
기타(본관등)	자가	서울	-	167	1,790	-2,980		4,937	
소 계				132,280	196,179	8,531		319,926	

※ 분기증감은 사업 부문간 고정자산 이동을 포함하며, 사업 부문간의 이동 제외시 당사보유 미착기계의 분기증가는 187,648백만원임.

(2) 설비의 신설·매입 계획 등

(가) 진행중인 투자

(단위 : 억원)

사업 부문	구 분	투자기간	대상 자산	투자 효과	총투자액	기투자액 (분기)	향후투자액	비 고
디지털미디어 총괄	신/증설	'03.1~'05.12	건물 /설비	CAPA 증설	568	224 (15)	344	
	보완 등				1,324	574 (33)	750	
	소 계				1,892	798	1,094	
정보통신 총괄	신/증설	'03.1~'05.12	건물 /설비	CAPA 증설	3,366	2,541 (97)	825	
	보완 등				6,305	3,438 (338)	2,867	
	소 계				9,671	5,979	3,692	
반도체 총괄	신/증설	'03.1~'05.12	건물 /설비	CAPA 증설	118,977	97,001 (22,553)	21,976	
	보완 등				22,807	18,091 (4,840)	4,716	
	소 계				141,784	115,092	26,692	
LCD 총괄	신/증설	'03.1~'05.12	건물 /설비	CAPA 증설	60,860	37,814 (1,775)	23,047	
	보완 등				11,180	6,755 (341)	4,424	
	소 계				72,040	44,569	27,471	
생활가전 총괄	신/증설	'03.1~'05.12	건물 /설비	CAPA 증설	192	192 (0)	-	
	보완 등				691	417 (78)	273	
	소 계				883	609	273	
기 타	기타	'03.1~'05.12	건물등		15,766	9,004 (1,873)	6,762	

사업 부문	구 분	투자기간	대 상 자 산	투자 효과	총투자액	기투자액 (분기)	향후투자액	비 고
합 계					242,036	176,051	65,985	

(나) 향후 투자계획

(단위 : 억원)

사업 부문	계획명칭	예상투자총액		연도별 예상투자액			투자효과	비고
		자산형태	금 액	2005	2006	2007		
디지털 미디어 총괄	○ 생산라인 보완	건물/설비	359	359			생산능력 증가	
	○ 신/증설 투자	건물/설비	233	233			Capa 증설	
	○ 기타	건물/설비	550	550				
	소 계		1,142	1,142				
정보 통신 총괄	○ 신/증설 투자	건물/설비	923	923			Capa 증설	
	○ 생산라인 보완	건물/설비	1,232	1,232			생산능력 증가	
	○ 기타	건물/설비	1,972	1,972				
	소 계		4,127	4,127				
반도체 총괄	○ 신/증설 투자	건물/설비	44,530	44,530			Capa 증설	
	○ 생산설비 보완	건물/설비	8,593	8,593			생산능력 증가	
	○ 기타	건물/설비	962	962				
	소 계		54,085	54,085				
LCD 총괄	○ 신/증설 투자	건물/설비	24,822	24,822			Capa 증설	
	○ 생산설비보완	건물/설비	3,678	3,678			생산능력 증가	
	○ 기타	건물/설비	1,087	1,087				
	소 계		29,587	29,587				
생활 가전 총괄	○ 생산설비보완	건물/설비	89	89			생산능력 증가	
	○ 기타	건물/설비	262	262				
	소 계		351	351				
기타	○ 기타	건물/설비	8,635	8,635				
합 계			97,927	97,927				

※ '05년도 투자예상금액은 향후 기업여건에 따라 조정될 수 있으며 '06, '07년도 예상투자액을 합리적으로 예측할 수 없음.

4. 매출에 관한 사항

가. 매출실적

(단위 : 억원)

사업부문	매출유형	품 목		제37기 1분기 ('05.1.1~3.31)	제36기 1분기 ('04.1.1~3.31)	제 36 기 ('04.1.1~12.31)
디지털 미디어 총괄	상 품· 제 품 용 역 기타매출	CTV,모니터, 컴퓨터 등	수 출	9,416	13,373	52,914
			내 수	7,169	8,303	27,362
			합 계	16,585	21,676	80,276
정보통신 총괄	상 품 제 품 용 역 기타매출	HHP, 시스템 등	수 출	40,933	37,531	156,099
			내 수	7,461	11,011	33,260
			합 계	48,394	48,542	189,359
반도체 총괄	상 품 제 품 용 역 기타매출	MEMORY, SYS-LSI HDD 등	수 출	42,228	37,816	170,389
			내 수	2,528	3,419	11,859
			합 계	44,756	41,235	182,248
LCD 총괄	상 품 제 품 용 역 기타매출	TFT-LCD	수 출	16,790	21,760	79,206
			내 수	2,193	1,913	7,681
			합 계	18,983	23,673	86,887
생활가전 총괄	상 품 제 품 용 역 기타매출	에어컨, 세탁기, 냉장고 등	수 출	4,267	4,873	17,024
			내 수	3,591	3,160	15,565
			합 계	7,858	8,033	32,589
기 타	상 품 제 품 용 역 기타매출	S/W 등	수 출	3	150	324
			내 수	1,543	827	4,641
			합 계	1,546	977	4,965
합 계			수 출	113,637	115,503	475,956
			내 수	24,485	28,633	100,368
			합 계	138,122	144,136	576,324

○ 주요제품별 매출실적

(단위 :억원)

구 분		제 37 기 1분기 ('05.1.1~3.31)	제36기 1분기 ('04.1.1~3.31)	제 36 기 ('04.1.1~12.31)
CTV	수 출	2,953	3,608	11,781
	내 수	1,700	1,531	5,927
	합 계	4,653	5,139	17,708
모니터	수 출	1,232	2,822	9,244
	내 수	1,169	1,759	5,366

구 분		제 37 기 1분기 ('05.1.1~3.31)	제36기 1분기 ('04.1.1~3.31)	제 36 기 ('04.1.1~12.31)
컴퓨터	합 계	2,401	4,581	14,610
	수 출	350	880	3,093
	내 수	3,045	3,479	10,598
HHP	합 계	3,395	4,359	13,691
	수 출	38,662	36,404	149,527
	내 수	6,958	9,657	27,966
시스템	합 계	45,620	46,061	177,493
	수 출	2,268	1,101	6,340
	내 수	501	1,299	4,925
MEMORY	합 계	2,769	2,400	11,265
	수 출	33,613	29,235	132,576
	내 수	1,799	2,413	8,558
LCD	합 계	35,412	31,648	141,134
	수 출	16,790	21,761	79,206
	내 수	2,193	1,913	7,681
LSI	합 계	18,983	23,674	86,887
	수 출	4,164	5,019	21,312
	내 수	312	394	1,499
냉장고	합 계	4,476	5,413	22,811
	수 출	1,466	1,279	5,731
	내 수	1,221	1,188	7,161
전자렌지	합 계	2,687	2,467	12,892
	수 출	67	342	806
	내 수	77	89	320
HDD	합 계	144	431	1,126
	수 출	3,818	3,220	11,189
	내 수	399	405	1,394
	합 계	4,217	3,625	12,583

나. 판매경로 및 판매방법 등

(1) 판매조직

○ 국　내 : 1사업부, 14지사(팀), 143지점
　　　　대리점 2,432점(종합점 293점/ 전문점841점/ 이동체907점/ 일반점391점)

○ 해　외 : 북미 4개, 구주 13개, 동남아 8개, 중국 9개, 일본 1개,
　　　　CIS 2개, 중아 2개, 중남미 6개 법인

(2) 판매경로

○ 국　내
　・ 생산자(공장) --> 대리점 -->소비자
　・ 생산자(공장) --> 유통업체(양판점,할인점,백화점,홈쇼핑,인터넷)--> 소비자
　・ 생산자(공장) --> 소비자

　1) 물류흐름
　　・ 생산(회사 물류센타) --> 대리점, 유통업체 -------- > 소비자
　　・ 생산(회사 물류센타) -------------------------> 소비자

　2) 유통구조
　　・ 제조자 --> 대리점 ------------------------------------>소비자
　　・ 제조자 --> 대리점 --> 농협, 구판장, 계열점 --------------->소비자
　　・ 제조자 --> 유통업체 (양판점,할인점,백화점,홈쇼핑,인터넷) ------>소비자
　　・ 제조자 -----------------------------------> 실수요자 (일반기업체 등)
　　・ 제조자 --->소비자

　3) 판매경로별 매출액 비중

경　로	대리점	양판점	혼매점 (백화점,할인점등)	무점포 (홈쇼핑,인터넷등)	특직판
비　중	40%	6%	6%	3%	45%

○ 해 외

　· 해외 BUYER 수주

　· 해외법인, 해외사무소의 수주

(3) 판매방법 및 조건

○ 국 내

구 분	판매경로	대금회수조건	부대비용 비용분담
전속	대리점	-약정여신수금(현금,30일여신) (담보 100%내 여신적용)	-사안별 상호 협의하에 일부 분담
유통업체	양판점,할인점, 백화점,홈쇼핑, 인터넷	개별계약조건	〃
특직판	일반기업체등	개별계약조건	없 음

○ 해 외

　· 해외법인을 통한 판매 및 DIRECT 수출

(4) 판매전략

　　○ 전속유통 일류화

　　○ 마켓 리더쉽 강화

　　○ 특직판 프로세스 혁신

　　○ Market Driven Company 역량 극대화

5. 수주상황

(단위 : 천대, 백만대, 억원)

품 목	수주일자	납 기	수주총액		기납품액		수주잔고	
			수 량	금 액	수 량	금 액	수 량	금 액
Memory	'05.1.1~'05.3.31	'05.1.1~'05.4.30	500	38,645	455	35,132	45	3,513
SYS.LSI	'05.1.1~'05.3.31	'05.1.1~'05.4.30	480	4,997	436	4,543	44	454
AM-LCD	'05.1.1~'05.3.31	'05.1.1~'05.4.30	22	26,102	16	18,983	6	7,119
OMS	'05.1.1~'05.3.31	'05.1.1~'05.4.30	983	262	902	225	81	37
CTV	'05.1.1~'05.3.31	'05.1.1~'05.4.30	135	3,856	106	2,962	29	894
Monitor	'05.1.1~'05.3.31	'05.1.1~'05.4.30	159	1,673	121	1,236	38	437
캠코더	'05.1.1~'05.3.31	'05.1.1~'05.4.30	284	766	204	546	80	220

품 목	수주일자	납 기	수주총액		기납품액		수주잔고	
			수 량	금 액	수 량	금 액	수 량	금 액
VCR	'05.1.1~'05.3.31	'05.1.1~'05.4.30	6	367	4	309	2	58
DVDP	'05.1.1~'05.3.31	'05.1.1~'05.4.30	190	513	114	360	76	153
CCTV	'05.1.1~'05.3.31	'05.1.1~'05.4.30	145	342	127	303	18	39
SET TOP BOX	'05.1.1~'05.3.31	'05.1.1~'05.4.30	249	552	216	450	33	102
컴퓨터	'05.1.1~'05.3.31	'05.1.1~'05.4.30	26,379	654	26,373	543	6	111
프린터	'05.1.1~'05.3.31	'05.1.1~'05.4.30	349	3,298	271	2,515	78	783
HHP	'05.1.1~'05.3.31	'05.1.1~'05.4.30	21,908	51,157	16,638	38,662	5,270	12,495
MWO	'05.1.1~'05.3.31	'05.1.1~'05.4.30	2,051	147	1,609	119	442	28
W/M	'05.1.1~'05.3.31	'05.1.1~'05.4.30	155	669	98	438	57	231
V/C	'05.1.1~'05.3.31	'05.1.1~'05.4.30	3,093	1,316	2,384	1,021	709	295
에어컨	'05.1.1~'05.3.31	'05.1.1~'05.4.30	1,213	1,859	878	1,225	335	634
냉장고	'05.1.1~'05.3.31	'05.1.1~'05.4.30	382	1,995	274	1,459	108	536

※Memory, SYS.LSI, AM-LCD는 백만대, 기타 품목은 천대 기준임.

6. 파생상품 등에 관한 사항

가. 파생상품계약 체결 현황
 - 해당사항 없음

나. 리스크 관리에 관한 사항
 - 해당사항 없음

7. 경영상의 주요계약 등

거래선	항 목	내 용
삼성증권	계약 유형	수익증권 계약
	체결시기 및 기간	1년
	목적 및 내용	자금운용
	대금수수 방법	-
	기타 주요내용	-
PAPST	계약 유형	특허사용
	체결시기 및 기간	2005.01.01 ~ 2008.12.31
	목적 및 내용	SPINDLE MOTOR 특허사용 계약
	대금수수 방법	총 6M$(1.5M$/년)
	기타 주요내용	-
SISA	계약 유형	SISA 연구개발용역
	체결시기 및 기간	2005.01.1 ~ 2007.12.31
	목적 및 내용	HDD 전반에 대한 선행 제품 개발
	대금수수 방법	32M$ / 05년도중 4차에 걸쳐 송금
	기타 주요내용	-
	계약 유형	외주 개발

거래선	항 목	내 용
씬멀티미디어	체결시기 및 기간	2005.3.5(체결일~최종지급이 완료시점까지)
	목적 및 내용	무선事 위성DMB Phone 과제에 대한 외주개발
	대금수수 방법	3회 분할 지급
	기타 주요내용	-
Freescale	계약 유형	특허사용
	체결시기 및 기간	2003년 ~ 2010년
	목적 및 내용	특허사용대가
	대금수수 방법	년간 분할정액지급
	기타 주요내용	구 Motorola와의 특허계약의 연장계약

8. 연구개발활동

가. 연구개발활동의 개요

(1) 연구개발 담당조직



연구개발 조직도

○ 해외

미국(SISA, DTL), 영국(SERI), 러시아(SRC), 이스라엘(STRI), 인도(SISO), 일본(SYRI), 중국(BST, SSCR, SCRC)등의 지역에 연구개발 조직을 운영하고 있으며 제품개발 및 기초기술연구등의 연구활동을 수행중임.

(2) 연구개발비용

(단위 :백만원)

과 목		제37기1분기	제36기	제35기	비 고
원 재 료 비		134,458	382,613	228,919	
인 건 비		220,562	901,937	614,703	
감 가 상 각 비		39,106	147,543	127,886	
위 탁 용 역 비		203,689	767,615	559,798	
기 타		703,878	2,590,181	1,998,126	
연구개발비용계		1,301,693	4,789,889	3,529,433	
회계처리	판매비와관리비	725,059	2,687,418	2,017,298	
	제 조 경 비	576,634	2,102,471	1,512,135	
	개발비(무형자산)	-	-	-	
연구개발비 / 매출액 비율 [연구개발비용계÷당기매출액×100]		9.4%	8.3%	8.1%	

나. 연구개발 실적

구 분	연구과제	연구결과 및 기대효과 등
디지털 미디어 총괄	102" PDP TV	- 세계 최초 102" PDP TV 개발 - CES에서 가장 주목받는 제품으로 소개
	세계 최고 명암비 PDP TV 美 출시	- 세계 최초 명암비 10,000:1, 밝기 1,500 칸델라 동시구현 - 美베스트 바이, 서킷시티등 대형 유통에 공급시작
	6Gb 미니 HDD형 MP3	- 1" HDD 채택 - 미니 HDD MP3 플레이어중 세계최대용량 - 다양한 기능과 매력적인 디자인을 갖춘 프리미엄 제품
	세계 최초 지상파 DMB 노트북	- 12.1" 와이드 LCD를 통한 고화질 M/M 방송 감상 - 유무선 인터넷과 이동형 디지털 방송 동시 지원
	초고속 채널탐색 DLP TV 출시	- 국내유일 두개의 HD 방송 동시 시청, 세계최초 5초내 전 채널 방송목록을 찾아주는 기능 구현
정보통신 총괄	국내 최초 '파일보기폰' 출시	- 국내최초 '파일뷰' 기능 탑재 - 워드, 엑셀, PDF, JPG등 파일을 휴대폰에서 실행 가능
	삼성전자 CDMA 'DVB-H폰' 세계최초 개발	- CTIA 전시회서 처음으로 시연, IPDC 기능 지원 (양방향통신구현) 시속 300Km 고속주행시 수신원활 - 메카픽셀 MP3 카메라폰 (SPH-V4200)
	세계최초 7백만 화소폰 개발	- 광학3배줌,디지털5배줌, 오토포커스등 고급기능 - 카메라폰 최초 망원/광각렌즈장착 및 수동촬영 가능
	세계 최초 상용화 수준 HSDPA 전용 단말기 및 초고속 HSDPA 시스템 개발 성공	- 3월 10~16일 CEBIT 2005에서 관람객들 대상으로 시연 - 3G 보다 7배 빠르게 영상 및 음성을 전송할수 있는 첨단기술
	GSM PTT 폰 첫 출시	- 최대 100명까지 동시통화 - 500만대 넘게 판매된 히트모델 E800에 PTT 기능적용
	'연속동작인식' 폰 개발	- 6축 기술 알고리즘의 최초 개발로 '연속동작인식' 기술

구 분	연구과제	연구결과 및 기대효과 등
		- 음성인식, 음성문자변환에 이은 차세대 휴대폰 기술
반도체 총괄	서버용 신규격 D램 모듈 출시	- 차세대 표준규격 DDR2 D램 모듈 공급개시 - 기존 서버용 모듈 단점 해결, 메모리용량 8배 확대
	초소형 메모리카드 'MMC마이크로' 양산	- 손톱만한 크기 32M, 64M, 128M, 256M 메모리 4종양산 - 삼성 500,700만 화소 카메라폰 외장 메모리로 채택 - 1.8V/3.3V 동시지원, 고성능.저전력
	세계최대용량 2.5Gb 다중칩 (MCP) 업체 첫 양산	- 1Gb 낸드 플래쉬와 256Mb 모바일 D램 각각 2개 채용 4칩 MCP
	256Mb(메가비트) 'XDR D램' 양산 (eXtreme Data Rate DRAM)	- DDR D램 대비 10배이상 빠른 현존 최고속 XDR D램 - 8GB 속도로 1초 신문 50만장 분량 데이터 처리
	세계 최초 DDR3 D램 개발	- 초당 1Gb 데이터 전송, DDR 대비 4배, DDR2 대비 2배 속도 구현 - 업체계최 1.5V 동작전압 실현, PC 전력 소모 최소화
	세계 최초 8칩 MCP 적층기술 개발	- 세계최초로 8개 칩을 1개의 초소형 반도체 PACKAGE로 구현 (3.2Gb 세계최대용량 복합 메모리 솔루션 제공)
생활가전 총괄	구김방지 스팀세탁기 개발	- 세계최초 은나노 살균기술과 스팀기능의 결합
	웰빙 필터 시스템 공기청정기 출시	- 집진,탈취는 물론 각종 오염원별 전문필터를 사용하여 질병예방 효과 강화 - 국내최초 알레르기 전문필터 채용

9. 기타 투자의사결정에 필요한 사항

가. 외부자금조달 요약표

[국내조달]   (단위 : 백만원)

조 달 원 천	기초잔액	신규조달	상환등감소	기말잔액	비고
은 행	–	–	–	–	
보 험 회 사	–	–	–	–	
종합금융회사	–	–	–	–	
여신전문금융회사	–	–	–	–	
상호저축은행	–	–	–	–	
기타금융기관	–	–	–	–	
금융기관 합계	–	–	–	–	
회 사 채 (공모)	–	–	–	–	
회 사 채 (사모)	–	–	–	–	
유 상 증 자 (공모)	3,477,232	–	–	3,477,232	
유 상 증 자 (사모)	–	–	–	–	
자산유동화 (공모)	–	–	–	–	
자산유동화 (사모)	–	–	–	–	
기 타	–	–	–	–	
자본시장 합계	3,477,232	–	–	3,477,232	
주주·임원·관계회사차입금	–	–	–	–	
기 타	–	–	–	–	
총 계	3,477,232	–	–	3,477,232	

[해외조달]   (단위 : 백만원)

조 달 원 천	기초잔액	신규조달	상환등감소	기말잔액	비고
금 융 기 관	-	-	-	-	
해외증권(회사채)	104,380	-	1,950	102,430	
해외증권(주식등)	1,977,912	-	36,951	1,940,961	
자 산 유 동 화	-	-	-	-	
기 타	-	-	-	-	
총 계	2,082,292	-	38,901	2,043,391	

나. 최근 3년간 신용등급

평가일	평가대상 유가증권 등	평가대상 유가증권의 신용등급	평가회사 (신용평가등급범위)	평가구분
'03. 4. 4	회사채	A3	Moody's (미국) (Aaa ~ C)	정기평가

※ '03.4월 이후 신용평가등급의 변동없음
※ Moody's A3는 '투자적격' 등급으로 총 20개 신용등급 중 상위 7등급에 해당
※ Moody's의 본점소재지는 미국임

다. 기타 중요한 사항

  - 해당사항 없음

III. 재무에 관한 사항

1. 요약재무정보

(단위 : 백만원)

구 분	제37기 1분기	제36기	제35기	제34기	제33기
[유동자산]	(12,535,232)	(13,958,491)	(13,482,409)	(12,068,583)	(6,755,602)
·당좌자산	9,644,113	10,804,173	11,002,451	9,795,860	4,790,697
·재고자산	2,891,119	3,154,318	2,479,958	2,272,723	1,964,905
[리스자산]	(313,817)	(312,034)	–	–	–
[고정자산]	(31,775,006)	(29,546,018)	(25,720,972)	(22,371,017)	(21,163,804)
·투자자산	9,611,281	9,418,835	8,198,635	7,852,006	7,693,907
·유형자산	21,743,780	19,727,807	17,189,204	14,225,713	13,232,499
·무형자산	419,945	399,376	333,133	293,298	237,398
자산총계	44,624,055	43,816,543	39,203,381	34,439,600	27,919,406
[유동부채]	(7,730,299)	(8,720,903)	(9,191,898)	(7,590,014)	(6,314,242)
[고정부채]	(1,697,564)	(655,231)	(597,008)	(1,710,645)	(2,131,415)
부채총계	9,427,863	9,376,134	9,788,906	9,300,659	8,445,657
[자본금]	(897,514)	(897,514)	(895,241)	(889,147)	(882,117)
[자본잉여금]	(6,337,647)	(6,331,666)	(6,218,818)	(5,924,907)	(5,692,250)
·자본준비금	5,125,006	5,119,025	5,006,177	4,712,266	4,479,609
·재평가적립금	1,212,641	1,212,641	1,212,641	1,212,641	1,212,641
[이익잉여금]	(31,300,743)	(30,575,041)	(24,409,709)	(20,320,719)	(13,352,987)
[자본조정]	(△3,339,712)	(△3,363,812)	(△2,109,293)	(△1,995,832)	(△453,605)
자본총계	35,196,192	34,440,409	29,414,475	25,138,941	19,473,749
매출액	13,812,185	57,632,359	43,582,016	39,813,109	32,380,375
영업이익	2,149,925	12,016,877	7,192,702	7,478,195	2,295,334
경상이익	1,956,794	13,124,526	6,904,490	8,870,466	3,082,607
당기순이익	1,498,412	10,786,742	5,958,998	7,051,761	2,946,935

[△ 는 부(-)의 수치임]

□ 최근 5사업연도중 발생한 주요 회계처리방법의 변경내역

회계연도	회계변경내용	변경사유
2001년	없음	
2002년	신규 취득자산에 대한 감가상각방법 변경 (반년법 → 월할법)	회계추정의 변경
2003년	외주가공을 위한 원자재 반출(매출→매출미인식) 재고자산평가손실 인식 (영업외비용→매출원가)	기업회계기준 변경 기업회계기준 변경
2004년	없음	
2005년	없음	

2. 재무제표 이용상의 유의점

가. 재무제표 작성기준

- 일반적인 회계처리방침

당사의 분기재무제표는 대한민국의 기업회계기준서 제1호 내지 제17호(제11호 및 제14호를 제외)를 포함한 대한민국의 기업회계기준에 따라 작성되었으며, 분기재무제표를 작성하기 위하여 채택한 중요한 회계정책은 2005회계연도부터 적용되는 대한민국의 기업회계기준서 제15호 '지분법', 제16호 '법인세회계' 및 제17호 '충당부채와 우발부채·우발자산'의 적용에 따른 사항을 제외하고는 2004년 12월 31일로 종료하는 회계기간에 대한 연차재무제표 작성시 채택한 회계정책과 동일합니다.

- 수익인식기준

당사는 제품 및 상품매출에 대하여 재화의 소유에 따른 위험과 효익의 대부분이 이전된 시점에 수익으로 인식하고 있습니다. 용역제공거래에 대하여는 진행기준에 의하여 수익을 인식하고 있으며, 진행률은 총예정원가에 대한 실제누적발생원가의 비율에 따라 산정하고 있습니다.

- 대손충당금

당사는 분기대차대조표일 현재의 매출채권과 기타채권 잔액에 대하여 과거의 대손경험률과 장래의 대손예상액을 기초로 대손충당금을 설정하고 있습니다.

- 재고자산의 평가

당사는 제품생산의 계속성을 유지하기 위하여 분기말을 기준으로 재고자산을 실사하지 않고, 계속기록법에 의해 파악된 수량 및 총평균법에 의하여 산정한 취득원가(시가가 취득원가보다 하락한 경우에는 시가)로 재고자산을 평가하고 있습니다. 다만, 미착품은 개별법에 의한 취득원가로 평가되고 있습니다.

- 유가증권의 평가

당사는 지분증권과 채무증권에 대한 투자에 대하여 취득목적과 보유의도에 따라 단기매매증권, 매도가능증권과 만기보유증권으로 분류하고 있습니다. 다만, 유가증권 중 중대한 영향력을 행사할 수 있는 지분증권은 지분법적용투자주식으로 분류하고 있습니다. 단기매매증권은 유동자산으로 분류하고, 매도가능증권 및 만기보유증권은 투자자산으로 분류하고 있으며 대차대조표일로부터 1년 이내에 만기가 도래하거나 또는 매도등에 의하여 처분할 것이 거의 확실한 경우 유동자산으로 분류하고 있습니다.유가증권의 취득원가는 총평균법을 이용하여 유가증권 취득을 위하여 제공한 대가의 시장가격에 취득부대비용을 포함한 가액으로 산정하고 있습니다.
매도가능증권은 공정가액으로 평가하되, 매도가능증권 중 시장성이 없는 지분증권의 공정가액을 신뢰성있게 측정할 수 없는 경우에는 취득원가로 평가하고 있습니다. 매도가능증권에 대한 미실현보유손익은 자본조정(매도가능증권평가손익)으로 처리하고 당해 유가증권에 대한 자본항목의 누적금액은 그 유가증권을 처분하거나 감액손실을 인식하는 시점에 일괄하여 당기손익에 반영하고 있습니다. 다만, 매도가능증권으로 분류된 채무증권의 경우 할인 또는 할증차금을 상각하여 이자수익을 먼저 인식한 후에, 상각후 취득원가와 공정가액의 차이금액인 미실현보유손익을 자본조정으로 처리하고 있습니다.
유가증권의 회수가능가액이 채무증권의 상각후 취득원가 또는 지분증권의 취득원가보다 작은 경우에는 감액손실을 인식하고 당기손익에 반영하고 있습니다.

- 지분법적용투자주식의 평가

피투자회사에 대하여 중대한 영향력을 행사할 수 있는 지분증권은 지분법을 적용하여 평가하고 있습니다. 지분법적용투자주식을 원가로 인식한 후, 지분법적용투자주식의 취득 시점 이후 발생한 지분 변동액은 지분법적용투자주식에 가감 처리하며, 그 변동이 피투자회사의 당기순손익으로 인하여 발생한 경우에는 지분법이익 또는 지분법손실의 과목으로 하여 당기순이익의 증가 또는 감소로, 이익잉여금의 증가 또는 감소로 인한 경우에는 이익잉여금의 증가 또는 감소로, 당기순손익과 전기이월이익잉여금을 제외한 자본의 증가 또는 감소로 인하여 발생한 경우에는 지분법자본변동 또는 부의지분법자본변동의 과목으로 하여 자본조정의 증가 또는 감소로 처리하고

있습니다.

1) 투자차액의 처리

피투자회사의 주식취득 당시 당사의 투자계정의 금액과 피투자회사의 순자산가액중 당사의 지분에 해당하는 금액이 일치하지 않는 경우, 그 차액에 관하여는 최초 발생 연도부터 5년동안 정액법으로 상각 또는 환입하여 투자주식에 반영하고 있습니다. 다만 피투자회사가 연결대상종속회사가 된 이후 피투자회사 주식을 추가로 취득하는 경우 및 연결대상종속회사가 아닌 지분법적용대상 회사의 경우 중요한 영향력 행사 가능일 이후 유상증자등으로 인하여 피투자회사에 대한 당사의 지분율이 감소하는 경우에 발생하는 투자차액은 자본조정(지분법자본변동 또는 부의지분법자본변동)계 상하고 있습니다.

2) 내부미실현손익의 제거

당사 및 지분법피투자회사간의 거래에서 발생한 손익에 당사의 지분율을 곱한 금액(피투자회사간의 거래의 경우 판매회사에 대한 당사의 지분율을 곱한 금액) 중 분기대 차대조표일 현재 보유자산의 장부가액에 반영되어 있는 부분은 미실현손익으로 보아 지분법적용투자주식에 가감하고 있습니다. 다만, 지분법피투자회사가 종속회사인 경우, 당사가 종속회사에 대하여 자산을 매각한 거래로 인하여 발생한 손익은 분기대 차대조표일 현재 보유자산의 장부가액에 반영되어 있는 미실현이익을 전액 제거하고 있습니다.

3) 해외피투자회사 재무제표의 환산

당사는 해외피투자회사의 외화표시 재무제표 환산시 대차대조표 항목은 분기대차대 조표일 현재의 환율로 (단, 자본계정은 취득 당시의 환율), 손익계산서 항목은 당분기 의 평균환율을 적용하여 환산하고 있으며, 원화로 환산 후 자본금액과 자산에서 부채 를 차감한 금액과의 차이 중 당사의 지분에 상당하는 금액은 지분법자본변동 또는 부 의지분법자본변동으로 처리하고 있습니다.

4) 외부감사인의 검토를 받지 아니한 재무제표의 이용

당사의 지분법적용대상 피투자회사 중 일부 회사는 검토보고서일 현재까지 외부감사인으로부터의 검토가 완료되지 아니하여 지분법 평가시 검토를 받지 아니한 재무제표를 이용하였습니다. 당사는 추후 검토를 받지 아니한 재무제표와 검토를 받은 재무제표 간에 차이가 발생하는 경우라도 당사의 재무제표에 미치는 영향은 크지 않을 것으로 예상하고 있습니다.

- 유형자산의 평가와 감가상각방법

당사는 유형자산에 대해 당해 자산의 구입원가 또는 제작원가와 자산을 사용할 수 있도록 준비하는데 직접 관련되는 지출을 취득원가로 산정하고 있습니다. 다만, 재평가된 자산은 재평가액으로 평가하고 있습니다. 유형자산의 취득 또는 완성후의 지출이 가장 최근에 평가된 성능수준을 초과하여 미래의 경제적효익을 증가시키는 경우에는 자본적지출로 처리하고, 그렇지 않은 경우에는 발생한 기간의 비용으로 인식하고 있습니다. 또한, 유형자산의 진부화 또는 시장가치의 급격한 하락 등으로 인하여 유형자산의 미래 경제적효익이 장부가액에 현저하게 미달할 가능성이 있는 경우에는 감액손실의 인식여부를 검토하여 장부가액을 회수가능가액으로 조정하고 그 차액을 감액손실로 처리하고 있습니다.
유형자산에 대한 감가상각비는 당사가 추정한 내용연수에 따라 정액법에 의하여 계상되고 있습니다. 각 유형자산별로 당사가 사용하고 있는 대표추정내용연수는 다음과 같습니다

	대표추정내용연수		대표추정내용연수
건 물	15, 30 년	공구기구비품	5 년
구 축 물	15 년	차량운반구	5 년
기 계 장 치	5 년		

- 무형자산의 평가와 상각방법

당사는 무형자산에 대해 당해 자산의 제작원가 또는 구입원가에 취득부대비용을 가산한 가액을 취득원가로 산정하고 있습니다. 자산의 진부화 및 시장가치의 급격한 하락 등으로 인하여 무형자산의 회수가능가액이 장부가액에 중요하게 미달하게 되는 경우에는 장부가액을 회수가능가액으로 조정하고 그 차액을 무형자산감액손실의 과

목으로 하여 당기손실로 처리하고 있습니다. 무형자산은 취득원가에서 당사가 추정한 내용연수에 따라 정액법에 의하여 계상된 상각액을 직접 차감한 잔액으로 평가되고 있습니다. 각 무형자산별로 당사가 사용하고 있는 대표추정내용연수는 다음과 같습니다.

	대표추정내용연수		대표추정내용연수
영 업 권	5 년	기타의 무형자산	5 년
산업재산권	10 년		

- 리스회계처리

당사는 리스료를 받고 리스자산을 대여하는 리스계약과 관련하여 리스자산의 소유에 따른 위험과 효익이 실질적으로 이전되는 경우에는 금융리스로 분류하고 그 외의 경우에는 운용리스로 분류하고 있습니다.
금융리스채권은 리스실행일 현재의 리스자산의 공정가액으로 계상되며, 리스기간에 걸쳐 회수되는 리스료 중 원금부분은 금융리스채권의 회수로 처리되고, 유효이자율법에 의하여 산정된 이자부분은 이자수익으로 인식됩니다.

- 신주발행비와 사채발행비

당사는 신주발행비를 주식발행가액에서 조정하여 주식발행초과금에서 차감하고, 사채발행비를 사채발행가액에서 조정하여 사채할인발행차금 또는 사채할증발행차금에 가감하는 방법으로 처리하고 있습니다.

- 사채할인(할증)발행차금

당사는 사채할인(할증)발행차금을 사채발행시부터 최종상환시까지의 기간에 걸쳐 유효이자율법을 적용하여 상각(환입)하고, 동 상각(환입)액을 이자비용에 가산(차감)하여 처리하고 있습니다.

- 채권·채무의 현재가치 평가 및 재조정

당사는 장기연불조건의 매매거래, 장기금전대차거래 또는 이와 유사한 거래에서 발

생하는 채권·채무로서 명목가액과 현재가치의 차이가 중요한 경우에는 당해 채권·채무로 인하여 미래에 수취하거나 지급할 총금액을 적정한 이자율로 할인한 현재가치로 평가하고 있으며, 채권·채무의 명목가액과 현재가치의 차액인 현재가치할인차금은 유효이자율법을 적용하여 상각 또는 환입하고 이를 이자비용 또는 이자수익으로 인식하고 있습니다.

- 이연법인세자산, 부채

당사는 자산, 부채의 장부가액과 세무가액의 차이에 따른 일시적 차이에 대하여 이연법인세자산과 이연법인세부채를 인식하고 있습니다. 이연법인세자산과 이연법인세부채는 미래에 일시적차이의 소멸 등으로 인하여 미래에 경감되거나 추가적으로 부담할 법인세부담액으로 측정하고 있습니다. 일시적차이의 법인세효과는 발생한 기간의 법인세비용에 반영하고 있으며, 자본항목에 직접 반영되는 항목과 관련된 일시적차이의 법인세효과는 관련 자본 항목에 직접 반영하고 있습니다. 이연법인세자산은 향후 과세소득의 발생이 거의 확실하여 이연법인세자산의 법인세 절감 효과가 실현될 수 있을 것으로 기대되는 경우에 자산으로 인식하고 있으며, 이월 세액공제와 세액감면에 대하여서는 이월공제가 활용될 수 있는 미래기간에 발생할 것이 거의 확실한 과세소득의 범위 안에서 이연법인세자산을 인식하고 있습니다.
이연법인세자산과 이연법인세부채는 대차대조표상에 유동과 비유동항목으로 분류하고 있으며, 동일한 유동 및 비유동 구분 내에서의 이연법인세자산과 이연법인세부채는 각각 상계하여 표시하고 있습니다.

- 외화자산·부채의 환산

당사는 분기대차대조표일 현재의 환율(미국 달러화의 경우 ₩1,024.3/US$1)에 의하여 화폐성 외화자산과 부채를 환산하고 있으며, 이로 인한 외화환산손익은 당기손익으로 처리하고 있습니다.

- 퇴직급여충당금

당사는 임직원 퇴직금 지급규정에 따라 당분기말 현재 1년이상 근속한 전임직원이 일시에 퇴직할 경우에 지급하여야 할 퇴직금 총 추계액을 퇴직급여충당금으로 설정

하고 있습니다.

당사는 수익자인 종업원의 퇴직금수급권을 보장하는 퇴직보험에 가입하고 있으며, 이에 따라 납입한 퇴직보험료는 퇴직보험예치금의 과목으로 퇴직급여충당금에서 차감하는 형식으로 표시하고 있습니다. 또한, 국민연금법의 규정에 의하여 퇴직금의 일부를 전환하여 국민연금관리공단에 납부한 퇴직금전환금을 국민연금전환금의 과목으로 하여 퇴직급여충당금에서 차감하는 형식으로 표시하고 있습니다.

- 제품보증

당사는 매출제품에 대한 품질보증, 하자보수 및 그에 따른 사후 서비스 등으로 인하여 향후 부담하게 될 비용을 관련제품이 매출되는 시점에 비용으로 계상합니다.

- 국고보조금

당사는 정부 또는 정부출연기관과 기술개발사업협약을 체결하고 있으며 정부 또는 정부출연기관으로부터 수령한 국고보조금을 선수수익으로 계상하여 관련 기술개발사업에 사용하는 시점에 관련 비용과 상계하여 처리하고 있습니다.

- 자산감액

당사는 대차대조표의 자산 중 진부화, 물리적손상 및 시장가치의 급격한 하락 등의 원인으로 인하여 당해 자산의 회수가능가액이 장부가액에 미달하고 그 미달액이 중요한 경우에는 이를 장부가액에서 직접 차감하여 회수가능가액으로 조정하고, 장부가액과 회수가능가액의 차액은 당기손실로 처리하고 있습니다.

- 당사는 회계처리 및 재무제표등의 작성에 있어서 기업회계기준을 따르고 있으며 "1.요약 재무정보" 및 "4.재무제표"에 기재된 내용은 모두 기업회계 기준에 합치되며, 제36기,제35기,제34기 및 제33기 재무제표는 주주총회 승인재무제표와 일치합니다

나. 기업회계기준 등의 위반사항

 - 해당사항 없음

다. 기타 유의하여야 할 사항

- 감사인의 감사보고서에 기재된 특기사항

사 업 연 도	특 기 사 항(또는 참고사항)
제 37 기 1분기	분기재무제표 검토보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사의 당분기중 삼성그룹내 관계회사 및 회사의 종속회사에 대한 매출등과 매입등은 각각 532,242백만원과 10,057,316천불 및 2,842,315백만원과 1,801,752천불이며, 2005년 3월 31일 현재 관련 채권과 채무 잔액은 각각 938,505백만원과 361,509천불 및 2,043,968백만원과 642,929천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 미 이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 검토보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 분기재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 36 기 1분기	분기재무제표 검토보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사의 당분기중 삼성그룹내 관계회사 및 회사의 종속회사에 대한 매출등과 매입등은 각각 383,795백만원과 8,815,568천불 및 2,578,795백만원과 2,445,954천불이며, 2004년 3월 31일 현재 관련 채권과 채무 잔액은 각각 419,899백만원과 181,982천불 및 1,939,005백만원과 627,081천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의를 체결하였는 바, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하거나, 초과하게 될 경우 그 초과액을 배분받을 것 등을 합의하였습니다. 검토보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 분기재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다 (3) 분기대차대조표일 이후 발생한 중요사항 회사는 2004년 4월 7일자 이사회에서 2004년 4월 12일에서 2004년 7월 10일을 예정기간으로 하여 기명식 보통주식 3,060,000주와 무의결권 우선주식 260,000주를 약 2조원에 취득하고, 매입 완료 즉시 당해 주식을 소각할 것을 결의하였습니다. 검토보고서일 현재 기명식 보통주식 494,201주와 무의결권우선주식 26,870주를 315,585백만원에 취득하였습니다 또한, 회사는 2004년 4월 16일에 지분법적용회사인 삼성카드(주)의 유상증자에 참여하여 75백만주를 6천억에 취득하였습니다.
제 36 기 연간	감사의견에는 영향이 없지만 감사보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다.

사 업 연 도	특 기 사 항(또는 참고사항)
	(1) 특수관계자와의 거래 회사의 당기중 삼성그룹내 관계회사 및 회사의 종속회사에 대한 매출등과 매입등은 각각 2,379,191백만원과 37,983,923천불 및 11,052,972백만원과 9,135,020천불이며, 2004년 12월 31일 현재 관련 채권과 채무 잔액은 각각 940,170백만원과 382,382천불 및 1,847,781백만원과 607,950천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사 정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부 족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순 위채권매입방법 등으로 그 부족액을 부담하되, 미 이행시 은행 연체이율에 의한 지연이 자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 감사보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 35 기 연간	감사의견에는 영향이 없지만 감사보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사는 당기중 삼성그룹내 국내외관계회사 및 회사의 종속회사와 거래를 하였는 바, 이와 관련된 매출등은 원화 1,423,958백만원과 외화 24,533,201천불이며, 매입등은 원화 8,373,540백만원과 외화 7,328,688천불입니다. 또한, 상기 거래로 인한 2003년 12월 31일 현재 관련 채권잔액은 원화 437,101백만원과 외화 211,136천불이며, 채무잔액은 원화 1,813,976백만원과 외화 530,508천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의를 체결하였는 바, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우, 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하거나, 초과하게 될 경우 그 초과액을 배분받을 것을 합의하였습니다. 감사보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다. (3) 대차대조표일 이후 발생한 중요사항 회사는 2003년 10월 17일자 이사회 결의에 의거 대차대조표일 이후에 기명식 보통주식 76,100주와 무의결권우선주식 53,880주를 49,555백만원에 취득하였습니다. 또한, 회사는 2004년 1월 15일에 취득원가 1,046,818백만원인 기명식 보통주식 2,150,000주와 무의결권우선주식 330,000주를 주주에게 배당할 이익으로 소각하였습니다. 또한 회사의 지분법적용 회사인 삼성카드(주)와 삼성캐피탈(주)는 2004년 2월 1일을 합 병기일로 하여 합병될 예정입니다.

3. 회계정보에 관한 사항

가. 대손충당금 설정현황

(1) 최근 3사업연도의 계정과목별 대손충당금 설정내역

(단위 : 백만원,%)

구 분	계정과목	채권 총액	대손충당금	대손충당금 설정률
제37기 1분기	매출채권	1,487,817	17,041	1.1
	단기대여금	62,497	625	1.0
	미수금	486,726	5,289	1.1
	선급금	404,548	1,677	0.4
	장기성매출채권	3,670	825	22.5
	장기대여금	76,714	480	0.6
	합 계	2,521,972	25,937	1.0
제36기	매출채권	1,345,860	14,273	1.1
	단기대여금	64,474	645	1.0
	미수금	943,125	5,467	0.6
	선급금	356,963	1,622	0.5
	장기성매출채권	2,699	815	30.2
	장기대여금	72,135	420	0.6
	합 계	2,785,256	23,242	0.8
제35기	매출채권	1,399,703	18,274	1.3
	단기대여금	56,523	562	1.0
	미수금	719,780	3,955	0.5
	선급금	243,600	1,364	0.6
	장기성매출채권	4,473	940	21.0
	장기대여금	45,395	166	0.4
	합 계	2,469,474	25,261	1.0

※ 채권총액은 현재가치할인차금 반영 후 금액임

(2) 최근 3사업연도의 대손충당금 변동현황

(단위 : 백만원)

구 분	제37기 1분기	제36기	제35기
1. 기초 대손충당금 잔액합계	23,242	25,261	27,142
2. 순대손처리액(①-②±③)	△2	4,523	6,235
① 대손처리액(상각채권액)	–	4,788	6,858
② 상각채권회수액	2	265	623
③ 기타증감액	–	–	–
3. 대손상각비 계상(환입)액	2,693	2,504	4,354
4. 기말 대손충당금 잔액합계	25,937	23,242	25,261

(3) 매출채권관련 대손충당금 설정방침

1) 대손충당금 설정방침
  대차대조표일 현재의 매출채권과 기타채권 잔액에 대하여 과거의 대손경험률
  과 장래의 대손예상액을 기초로 대손충당금을 설정

2) 대손경험률 및 대손예상액 산정근거
  - 대손경험률: 과거 3개년 평균채권잔액에 대한 실제 대손 발생액을 근거로
    대손 경험률을 산정하며, 1% 미만시 채권잔액의 1% 로 대손충당금 설정
  - 대손예상액: 채무자의 파산, 강제집행, 사망, 실종등으로 회수가 불투명한
    채권의 경우 회수가능성, 담보설정여부등을 고려하여 채권잔액의 1%초과~
    100% 범위에서 합리적인 대손 추산액 설정

    · 대손추산액 설정기준

상황	설정율
분 쟁	25 %
수금의뢰	50 %
소 송	75 %
부 도	100 %

3) 대손처리기준: 매출채권 등에 대해 아래와 같은 사유발생시 실대손처리
  - 파산, 부도, 강제집행, 사업의 폐지, 채무자의 사망, 실종등으로 인해
    채권의 회수불능이 객관적으로 입증된 경우
  - 소송에 패소하였거나 법적 청구권이 소멸한 경우

- 외부 채권회수 전문기관이 회수가 불가능하다고 통지한 경우
- 담보설정 부실채권, 보험Cover 채권은 담보물을 처분하거나 보험사로부터 보험금을 수령한 경우
- 회수에 따른 비용이 채권금액을 초과하는 경우
- 채권회수에 대한 분쟁이 3년 이상 지속된 경우

(4) 당해 사업연도말 현재 경과기간별 매출채권잔액 현황

(단위 : 백만원)

구 분	6월 이하	6월 초과 1년 이하	1년 초과 3년 이하	3년 초과	계
금 액	1,468,980	16,346	5,145	1,016	1,491,487
구성비율	98.5%	1.1%	0.3%	0.1%	100.00%

나. 재고자산의 보유 및 실사내역 등

(1) 최근 3사업연도의 재고자산의 사업부문별 보유현황

(단위 : 백만원)

사업부문	계정과목	제37기 1분기	제 36 기	제 35 기	비고
디지털미디어 총괄	상 품	23,379	23,921	22,185	
	제 품	43,724	53,098	93,428	
	재공품	83,485	85,606	82,365	
	원재료	137,771	169,742	189,734	
	기 타	47,763	40,266	33,911	
	소 계	336,122	372,633	421,623	
정보통신총괄	제 품	53,412	71,572	47,608	
	재공품	247,041	252,178	248,319	
	원재료	391,394	446,087	412,401	
	기 타	55,429	56,358	64,868	
	소 계	747,276	826,195	773,196	
반도체총괄	상 품	274	512	439	
	제 품	167,544	217,724	86,162	
	재공품	705,079	866,099	537,878	
	원재료	162,570	147,452	62,556	
	기 타	65,709	50,184	40,480	
	소 계	1,101,176	1,281,971	727,515	

사업부문	계정과목	제37기 1분기	제 36 기	제 35 기	비고
LCD총괄	제 품	68,331	80,174	31,181	
	재공품	127,267	142,713	125,578	
	원재료	160,938	128,366	115,113	
	기 타	22,424	22,107	17,476	
	소 계	378,960	373,360	289,348	
생활가전총괄	상 품	61,980	39,262	24,513	
	제 품	20,030	29,526	36,815	
	재공품	7,072	5,634	8,521	
	원재료	2,502	3,488	24,186	
	기 타	6,916	9,485	27,181	
	소 계	98,500	87,395	121,216	
기 타	상 품	32,419	30,763	15,638	
	재공품	121,923	109,041	65,232	
	원재료	307	308	37	
	기 타	74,436	72,652	66,153	
	소 계	229,085	212,764	147,060	
합 계	상 품	118,052	94,458	62,775	
	제 품	353,041	452,094	295,194	
	재공품	1,291,868	1,461,271	1,067,893	
	원재료	855,481	895,443	804,027	
	기 타	272,677	251,052	250,069	
총 계		2,891,119	3,154,318	2,479,958	
총자산대비 재고자산 구성비율(%) [재고자산합계÷기말자산총계×100]		6.5%	7.2%	6.3%	
재고자산회전율(회수) [연환산 매출원가÷{(기초재고＋기말 재고)÷2}]		12.8회	13.2회	12.4회	

(2) 재고자산의 실사내역 등

1) 실사일자
- 6월말 및 11월말 기준으로 매년 2회 재고자산 실사 실시
- 재고조사시점인 11월말과 기말시점의 재고자산 변동내역은 해당기간
  전체 재고의 입출고 내역의 확인을 통해 대차대조표일기준 재고자산의
  실재성을 확인함.

2) 실사방법

- 사내보관재고 : 폐창식 전수조사 실시

 ※ 반도체(LCD포함)라인재고 및 자동화창고보관 SVC자재는 표본조사

- 사외보관재고

 제3자 보관재고, 운송중인재고에 대해선 전수로 물품보유확인서 또는

 장치확인서 징구 및 표본조사 병행

- 외부감사인은 당사의 재고실사에 입회· 확인하고 일부 항목에 대해 표본

 추출하여 그 실재성 및 완전성 확인함.

3) 장기체화재고등 내역

  재고자산의 시가가 취득원가보다 하락한 경우에는 저가법을 사용하여

  재고자산의 대차대조표가액을 결정하고 있으며, 분기말 현재 재고자산에

  대한 평가내역은 다음과 같음.

(단위 : 백만원)

계정과목	취득원가	재고보유금액	평가금액	기말재고잔액	비 고
상 품	120,193	120,193	2,141	118,052	
제 품	364,399	364,399	11,358	353,041	
재공품	1,339,454	1,339,454	47,586	1,291,868	
원재료	875,102	875,102	19,621	855,481	
저장품	169,550	169,550	7,811	161,739	
미착품	110,938	110,938	–	110,938	
합 계	2,979,636	2,979,636	88,517	2,891,119	

다. 최근 5사업연도의 회계기준 변경내용 및 그 사유

회계연도	회계변경내용	변경사유
2001년	없음	
2002년	신규 취득자산에 대한 감가상각방법 변경 (반년법 → 월할법)	회계추정의 변경
2003년	외주가공을 위한 원자재 반출(매출→매출미인식) 재고자산평가손실 인식 (영업외비용→매출원가)	기업회계기준 변경 기업회계기준 변경
2004년	없음	
2005년	없음	

라. 최근 5사업연도 중 당기순손실이 발생한 사업연도와 그 주요원인

  - 해당사항 없음

마. 최근 5사업연도 중 직전사업연도대비 당기순이익 증감율이 30% 이상 이거나 흑자전환인 사업연도와 그 주요원인

회계연도	당기순이익 증감율	주요 증감원인
2001년	-51%	반도체 가격 하락 및 경기침체
2002년	139%	반도체 가격 상승, 휴대폰 매출 호조
2004년	81%	반도체, 통신, LCD 등 주력 사업부문 호조

바. 당해 사업연도의 시장성없는 지분성증권 평가 현황
(1) 공정가액으로 평가한 시장성없는 지분성증권 내역
  - 해당사항 없음

(2) 시장성없는 지분성증권의 평가방법 등

  □ 평가원칙
    - 기업회계기준에서 제시된 회복가능성의 판단기준(객관적인 증거)에
      해당하는 사실이 발생한 투자주식 ⇒ 순자산 가액으로 조정
    - 기타 투자주식 ⇒ 감액 TEST실시후 충족요건 미달시 순자산가액으로 조정
  □ 평가방법
    단계별평가 및 질적분석결과를 종합하여 감액여부 판단
    - 단계별 평가
    ① 순자산가액 하락의 일시성여부(취득시점대비 20%이상, 6개월이상 지속시)
    ② 권리행사(매각,양도) 가능여부 및 불리한 계약사항의 유무
    ③ 최근(1년내) 유상증자 실시여부
    - 질적분석
    ① 당초취득목적의 유효성 지속여부
    ② 재무지표 분석(3개년간 매출, 순이익, 현금흐름등)
    ③ 재무건전성 평가(Z-score를 이용한 분석)

4. 재무제표

가. 대차대조표

대 차 대 조 표

제 37 기 1분기 2005. 3. 31 현재
제 36 기　　　2004. 12. 31 현재
제 35 기　　　2003. 12. 31 현재

(단위 : 백만원)

과 목	제 37 기 1분기		제 36 기		제 35 기	
자　　　산						
Ⅰ. 유 동 자 산		(12,535,232)		(13,958,491)		(13,482,409)
(1) 당 좌 자 산		(9,644,113)		(10,804,173)		(11,002,451)
1. 현금및현금등가물		679,516		957,819		1,268,209
2. 단 기 금 융 상 품		3,577,930		4,186,706		4,246,836
3. 단기매도가능증권		1,583,813		2,289,365		2,470,600
4. 매 출 채 권	1,487,817		1,345,860		1,399,703	
대 손 충 당 금	17,041	1,470,776	14,273	1,331,587	18,274	1,381,429
5. 단 기 대 여 금	62,497		64,474		56,523	
대 손 충 당 금	625	61,872	645	63,829	562	55,961
6. 미 수 금	486,809		943,125		719,801	
대 손 충 당 금	5,289		5,467		3,955	
현재가치할인차금	83	481,437	-	937,658	21	715,825
7. 미 수 수 익		60,745		94,335		65,384
8. 선 급 금	404,548		356,963		243,600	
대 손 충 당 금	1,677	402,871	1,622	355,341	1,364	242,236
9. 선 급 비 용		421,054		327,171		384,222
10. 예 치 보 증 금		142,081		252,225		163,062
11. 전 도 금		10,902		8,137		8,687
12. 단기이연법인세자산		751,116		-		-
(2) 재 고 자 산		(2,891,119)		(3,154,318)		(2,479,958)
1. 상 품		118,052		94,458		62,775
2. 제 품		353,041		452,094		295,194
3. 반 제 품		-		-		14,206
4. 재 공 품		1,291,868		1,461,271		1,067,893
5. 원 재 료		855,481		895,443		804,027
6. 저 장 품		161,739		151,944		132,004
7. 미 착 품		110,938		99,108		103,859
Ⅱ. 리 스 자 산		(313,817)		(312,034)		-
1. 금 융 리 스 채 권		313,817		312,034		-
Ⅲ. 고 정 자 산		(31,775,006)		(29,546,018)		(25,720,972)
(1) 투 자 자 산		(9,611,281)		(9,418,835)		(8,198,635)
1. 장 기 금 융 상 품		56		57		59
2. 장기매도가능증권		581,903		463,197		571,340

과 목	제 37 기 1분기		제 36 기		제 35 기	
3. 지분법적용투자주식		8,216,298		8,353,211		6,610,632
4. 장기성매출채권	3,774		2,888		4,677	
대손충당금	825		815		940	
현재가치할인차금	104	2,845	189	1,884	204	3,533
5. 장기대여금	83,381		77,755		45,414	
대손충당금	480		420		166	
현재가치할인차금	6,667	76,234	5,620	71,715	19	45,229
6. 보 증 금		363,957		337,492		338,732
7. 장기선급비용		369,988		191,279		268,629
8. 이연법인세차		–		–		360,442
9. 기타투자자산		–		–		39
(2) 유 형 자 산		(21,743,780)		(19,727,807)		(17,189,204)
1. 토 지		2,206,197		2,058,816		1,942,063
2. 건 물	4,886,126		4,794,811		4,077,181	
감가상각누계액	975,778	3,910,348	914,564	3,880,247	728,528	3,348,653
3. 구 축 물	348,535		344,274		285,406	
감가상각누계액	101,397	247,138	96,286	247,988	79,272	206,134
4. 기 계 장 치	29,779,133		28,883,528		23,701,269	
감가상각누계액	18,445,061	11,334,072	17,529,379	11,354,149	14,023,731	9,677,538
5. 공구기구비품	1,323,571		1,410,418		1,236,922	
감가상각누계액	767,297	556,274	876,061	534,357	800,955	435,967
6. 차 량 운 반 구	164,364		161,708		150,752	
감가상각누계액	66,127	98,237	63,835	97,873	51,014	99,738
7. 건설중인 자산		3,071,588		1,422,097		1,335,104
8. 미 착 기 계		319,926		132,280		144,007
(3) 무 형 자 산		(419,945)		(399,376)		(333,133)
1. 영 업 권		3,034		3,673		4,300
2. 산 업 재 산 권		223,399		211,842		208,789
3. 기타의무형자산		193,512		183,861		120,044
자 산 총 계		44,624,055		43,816,543		39,203,381
부 채						
Ⅰ. 유 동 부 채		(7,730,299)		(8,720,903)		(9,191,898)
1. 매 입 채 무		1,978,462		1,823,316		1,861,180
2. 미 지 급 금	2,621,040		2,606,154		2,688,805	
현재가치할인차금	19,178	2,601,862	10,597	2,595,557	1,807	2,686,998
3. 선 수 금		149,389		171,130		171,166
4. 예 수 금		197,568		358,040		350,147
5. 미 지 급 비 용		1,612,947		2,359,751		2,161,407
6. 미지급법인세		1,177,458		1,378,429		884,012
7. 유동성장기부채	–		–		1,050,503	
사채할인발행차금	–	–	–	–	5,292	1,045,211
8. 선 수 수 익		12,613		34,680		31,777
Ⅱ. 고 정 부 채		(1,697,564)		(655,231)		(597,008)
1. 사 채	102,430		104,380		119,780	
사채할인발행차금	5,813	96,617	5,835	98,545	5,920	113,860
2. 장기미지급금	352,015		153,555		189,491	

과 목	제 37 기 1분기		제 36 기		제 35 기	
현재가치할인차금	38,997	313,018	13,936	139,619	32,282	157,209
3. 퇴직급여충당금	1,061,607		994,157		816,293	
국민연금전환금	13,858		14,465		16,587	
퇴직보험예치금	567,004	480,745	582,608	397,084	473,767	325,939
4. 장기이연법인세부채		807,184		19,983		−
부 채 총 계		9,427,863		9,376,134		9,788,906
자 본						
I. 자 본 금		(897,514)		(897,514)		(895,241)
1. 보통주자본금		778,047		778,047		775,774
2. 우선주자본금		119,467		119,467		119,467
II. 자 본 잉 여 금		(6,337,647)		(6,331,666)		(6,218,818)
1. 주식발행초과금		4,403,893		4,403,893		4,356,898
2. 기타자본잉여금		1,933,754		1,927,773		1,861,920
III. 이 익 잉 여 금		(31,300,743)		(30,575,041)		(24,409,709)
1. 이익준비금		450,789		447,789		444,789
2. 기업합리화적립금		6,512,101		5,512,101		4,512,101
3. 재무구조개선적립금		204,815		204,815		204,815
4. 해외시장개척준비금		510,750		510,750		510,750
5. 해외투자손실준비금		164,982		164,982		164,982
6. 연구및인력개발준비금		14,936,458		10,936,458		8,436,458
7. 수출손실준비금		167,749		167,749		167,749
8. 자사주처분손실준비금		1,350,000		800,000		800,000
9. 시설적립금		5,504,657		4,859,891		4,250,393
10. 처분전이익잉여금		1,498,442		6,970,506		4,917,672
(당기순이익 −						
37기1분기 : 1,498,412백만원						
36기 : 10,786,742백만원						
35기 : 5,958,998백만원)						
IV. 자 본 조 정		(△3,339,712)		(△3,363,812)		(△2,109,293)
1. 자 기 주 식		△4,136,209		△4,159,639		△3,457,834
2. 매도가능증권평가이익		103,744		30,134		35,208
3. 매도가능증권평가손실		△10,699		△26,514		△4,841
4. 지분법자본변동		576,971		99,915		613,858
5. 부의지분법자본변동		△571,886		−		−
6. 주식매수선택권		698,367		692,292		704,316
자 본 총 계		35,196,192		34,440,409		29,414,475
부채와 자본 총계		44,624,055		43,816,543		39,203,381

[△ 는 부(−)의 수치임]

※ 대차대조표의 주석은 제37기 1분기 검토보고서 및 제36기,제35기 감사보고서의 주석사항 참조

나. 손익계산서

손 익 계 산 서

제 37 기 1분기 (2005. 1. 1 부터 2005. 3. 31 까지)
제 36 기 1분기 (2004. 1. 1 부터 2004. 3. 31 까지)
제 36 기   (2004. 1. 1 부터 2004. 12. 31 까지)
제 35 기   (2003. 1. 1 부터 2003. 12. 31 까지)

(단위 : 백만원)

과 목	제 37 기 1분기		제 36 기 1분기		제 36 기	제 35 기
	3개월	누적	3개월	누적		
Ⅰ. 매 출 액	13,812,185	13,812,185	14,413,632	14,413,632	57,632,359	43,582,016
1. 국내매출액	2,448,514	2,448,514	2,863,328	2,863,328	10,036,763	9,348,628
2. 수 출 액	11,363,671	11,363,671	11,550,304	11,550,304	47,595,596	34,233,388
Ⅱ. 매 출 원 가	9,675,896	9,675,896	8,717,353	8,717,353	37,279,686	29,518,753
1. 기초재고액	546,552	546,552	357,969	357,969	357,969	470,543
2. 제조 및 매입원가	9,447,176	9,447,176	8,694,276	8,694,276	36,917,046	27,838,224
3. 타계정에서 대체	299,721	299,721	150,665	150,665	1,037,269	2,116,742
계	10,293,449	10,293,449	9,202,910	9,202,910	38,312,284	30,425,509
4. 타계정으로 대체	146,460	146,460	121,118	121,118	486,046	548,787
5. 기말재고액	471,093	471,093	364,439	364,439	546,552	357,969
Ⅲ. 매 출 총 이 익	4,136,289	4,136,289	5,696,279	5,696,279	20,352,673	14,063,263
Ⅳ. 판매비와관리비	1,986,364	1,986,364	1,687,401	1,687,401	8,335,796	6,870,561
Ⅴ. 영 업 이 익	2,149,925	2,149,925	4,008,878	4,008,878	12,016,877	7,192,702
Ⅵ. 영 업 외 수 익	805,320	805,320	380,134	380,134	2,136,741	1,115,155
1. 이 자 수 익	56,231	56,231	73,292	73,292	280,241	239,028
2. 배 당 금 수 익	20,074	20,074	8,665	8,665	15,187	11,177
3. 수 수 료 수 익	47,452	47,452	60,256	60,256	205,287	169,119
4. 임 대 료	14,262	14,262	12,896	12,896	54,364	44,623
5. 매도가능증권처분이익	12,243	12,243	16,027	16,027	65,398	53,247
6. 외 환 차 익	18,947	18,947	84,970	84,970	402,774	295,269
7. 외화환산이익	122,593	122,593	51,304	51,304	138,528	13,415
8. 지분법평가이익	420,186	420,186	–	–	576,923	–
9. 유형자산처분이익	15,744	15,744	13,381	13,381	64,024	28,242
10. 기타영업외수익	77,588	77,588	59,343	59,343	334,015	261,035
Ⅶ. 영 업 외 비 용	998,451	998,451	264,492	264,492	1,029,092	1,403,367
1. 이 자 비 용	9,311	9,311	20,538	20,538	65,970	95,656
2. 기타의대손상각비	–	–	–	–	1,071	2,042
3. 매출채권처분손실	36,928	36,928	19,327	19,327	105,609	62,933
4. 매도가능증권처분손실	3,010	3,010	78	78	15,245	31,732
5. 외 환 차 손	34,684	34,684	59,081	59,081	364,867	355,767
6. 외화환산손실	46,053	46,053	26,964	26,964	41,903	34,182
7. 지분법평가손실	839,272	839,272	93,608	93,608	–	228,916
8. 기 부 금	19,746	19,746	12,848	12,848	174,441	104,562
9. 매도가능증권감액손실	–	–	–	–	10,166	339,646

과 목	제 37 기 1분기		제 36 기 1분기		제 36 기	제 35 기
	3개월	누적	3개월	누적		
10. 유형자산처분손실	1,067	1,067	5,758	5,758	64,425	30,620
11. 기타영업외비용	8,380	8,380	26,290	26,290	185,395	117,311
Ⅷ. 경 상 이 익	1,956,794	1,956,794	4,124,520	4,124,520	13,124,526	6,904,490
Ⅸ. 특 별 이 익	-	-	-	-	-	-
Ⅹ. 특 별 손 실	-	-	-	-	-	-
Ⅺ. 법인세비용차감전순이익	1,956,794	1,956,794	4,124,520	4,124,520	13,124,526	6,904,490
Ⅻ. 법 인 세 비 용	458,382	458,382	985,732	985,732	2,337,784	945,492
ⅩⅢ. 당 기 순 이 익	1,498,412	1,498,412	3,138,788	3,138,788	10,786,742	5,958,998
(기본주당경상이익 및 순이익-						
37기1분기:9,706원, 36기1분기:19,472원						
36기:67,899원, 35기:36,356원)						
희석주당경상이익 및 순이익-						
37기1분기:9,544원, 36기1분기:19,153원						
36기:66,864원, 35기:35,930원)						

※ 기본주당경상이익 및 순이익, 희석주당경상이익 및 순이익의 산출근거는 제37기 1분기, 제36기 1분기 검토보고서 및 제36기,
   제 35기 감사보고서의 주석사항 참조

※ 손익계산서의 주석은 제37기 1분기, 제36기 1분기 검토보고서 및 제36기, 제 35기 감사보고서의 주석사항 참조

다. 이익잉여금처분계산서 또는 결손금처리계산서

이 익 잉 여 금 처 분 계 산 서

제 36 기 (2004. 01. 01 부터 2004. 12. 31 까지)

제 35 기 (2003. 01. 01 부터 2003. 12. 31 까지)

제 34 기 (2002. 01. 01 부터 2002. 12. 31 까지)

(단위 : 백만원)

과 목	제 36 기		제 35 기		제 34 기	
Ⅰ. 처분전이익잉여금		6,970,506		4,917,672		6,967,764
1. 전기이월이익잉여금	31		31		32	
2. 지분법적용회사의 잉여금변동	-		21,482		-	
3. 중간배당액	(791,139)		(81,541)		(84,029)	
36기 주당배당금(률) : 5,000원(100%)						
35기 주당배당금(률) : 500원 (10%)						
34기 주당배당금(률) : 500원 (10%)						
4. 자사주이익소각	(3,025,128)		(981,298)		-	
5. 당 기 순 이 익	10,786,742		5,958,998		7,051,761	
Ⅱ. 이익잉여금처분액		6,970,476		4,917,641		6,967,733
1. 이 익 준 비 금	3,000		3,000		3,500	
2. 기업합리화적립금	1,000,000		1,000,000		1,000,000	
3. 배 당 금	772,711		805,143		828,651	
가. 현 금 배 당	(772,711)		(805,143)		(828,651)	

과 목	제 36 기		제 35 기		제 34 기	
주당배당금(률):						
제36기 보통주 – 5,000원(100%)						
우선주 – 5,050원(101%)						
제35기 보통주 – 5,000원(100%)						
우선주 – 5,050원(101%)						
제34기 보통주 – 5,000원(100%)						
우선주 – 5,050원(101%)						
4. 연구및인력개발준비금	4,000,000		2,500,000		3,000,000	
5. 자사주처분손실준비금	550,000		–		600,000	
6. 시설적립금	644,765		609,498		1,535,582	
Ⅲ. 차기이월이익잉여금		30		31		31

※ 이익잉여금처분계산서의 주석은 제36기,제35기,제34기 감사보고서의 주석사항 참조

라. 현금흐름표

현 금 흐 름 표

제 37 기 1분기 (2005. 1. 1 부터 2005. 3. 31 까지)
제 36 기 1분기 (2004. 1. 1 부터 2004. 3. 31 까지)
제 36 기   (2004. 1. 1 부터 2004. 12. 31 까지)
제 35 기   (2003. 1. 1 부터 2003. 12. 31 까지)

(단위 : 백만원)

과 목	제 37 기 1분기		제 36 기 1분기		제 36 기	제 35 기
	3개월	누적	3개월	누적		
Ⅰ. 영업활동으로 인한 현금흐름	2,790,733	2,790,733	4,531,179	4,531,179	14,804,345	10,271,707
1. 당 기 순 이 익	1,498,412	1,498,412	3,138,788	3,138,788	10,786,742	5,958,998
2. 현금의 유출이 없는 비용등의 가산	2,330,138	2,330,138	1,626,663	1,626,663	5,780,437	5,051,073
가. 감가상각비	1,157,150	1,157,150	1,044,367	1,044,367	4,438,990	3,691,217
나. 무형자산상각비	25,227	25,227	19,831	19,831	87,125	69,902
다. 퇴직급여	119,721	119,721	98,711	98,711	365,041	257,011
라. 대손상각비	2,697	2,697	2,757	2,757	4,374	4,354
마. 매출채권처분손실	36,928	36,928	19,327	19,327	105,609	62,933
바. 외화환산손실	46,053	46,053	26,964	26,964	41,903	34,182
사. 지분법손실	839,272	839,272	93,608	93,608	–	228,916
아. 유형자산처분손실	1,067	1,067	5,758	5,758	64,425	30,620
자. 매도가능증권처분손실	3,010	3,010	78	78	15,245	31,732
차. 매도가능증권감액손실	–	–	–	–	10,166	339,646
카. 재고자산폐기손실 등	35,778	35,778	59,585	59,585	180,200	140,572
타. 사채할인발행차금의 상각	22	22	1,893	1,893	5,377	7,338
파. 현재가치할인차금의 상각	6,616	6,616	1,053	1,053	9,556	23,070
하. 주식보상비용	17,593	17,593	16,551	16,551	71,693	124,633
거. 이연법인세자산(부채)로인한 법인세비용의 증가	39,004	39,004	235,879	235,879	380,425	–
너. 기타 현금의 유출이 없는 비용등의 가산	–	–	301	301	308	4,947

과 목	제 37 기 1분기		제 36 기 1분기		제 36 기	제 35 기
	3개월	누적	3개월	누적		
3. 현금의 유입이 없는 수익등의 차감	575,539	575,539	88,905	88,905	849,575	514,926
가. 외화환산이익	122,593	122,593	51,304	51,304	138,528	13,415
나. 지분법이익	420,186	420,186	–	–	576,923	–
다. 유형자산처분이익	15,744	15,744	13,381	13,381	64,024	28,242
라. 매도가능증권처분이익	12,243	12,243	16,027	16,027	65,398	53,247
마. 이연법인세자산(부채)로 인한 법인세비용의 감소	–	–	–	–	–	414,092
바. 이자수익으로 인한 매도가능증권의 증가	4,396	4,396	7,458	7,458	2,593	4,549
사. 기타 현금의 유입이 없는 수익 등의 차감	377	377	735	735	2,109	1,381
4. 영업활동으로 인한 자산·부채의 변동	(462,278)	(462,278)	(145,367)	(145,367)	(913,259)	(223,438)
가. 매출채권의 증가	(202,554)	(202,554)	(256,278)	(256,278)	(83,295)	(347,302)
나. 미수금의 감소(증가)	454,844	454,844	345,012	345,012	(228,436)	(301,573)
다. 미수수익의 감소(증가)	33,693	33,693	(15,896)	(15,896)	(30,146)	109,906
라. 선급금의 증가	(47,585)	(47,585)	(54,321)	(54,321)	(113,363)	(117,448)
마. 선급비용의 감소(증가)	(70,689)	(70,689)	(73,713)	(73,713)	134,401	111,424
바. 예치보증금의 감소(증가)	110,063	110,063	(2,030)	(2,030)	(89,210)	(5,562)
사. 전도금의 감소(증가)	(3,992)	(3,992)	765	765	(421)	(4,549)
아. 재고자산의 감소(증가)	227,421	227,421	(211,971)	(211,971)	(854,560)	(366,962)
자. 장기성매출채권의 감소(증가)	(1,497)	(1,497)	(6,994)	(6,994)	1,681	(2,142)
차. 장기선급비용의 증가	(63,915)	(63,915)	(64,744)	(64,744)	–	–
카. 매입채무의 증가(감소)	148,054	148,054	291,510	291,510	(33,669)	199,654
타. 미지급금의 증가(감소)	11,025	11,025	8,874	8,874	(72,759)	701,331
파. 선수금의 증가(감소)	(16,783)	(16,783)	(74,854)	(74,854)	3,529	95,041
하. 예수금의 증가(감소)	(160,472)	(160,472)	85,000	85,000	7,899	(38,565)
거. 미지급비용의 증가(감소)	(672,245)	(672,245)	(444,811)	(444,811)	279,889	281,988
너. 미지급법인세의 증가(감소)	(203,239)	(203,239)	347,964	347,964	475,180	(344,043)
더. 선수수익의 증가(감소)	(22,067)	(22,067)	972	972	2,903	(22,831)
러. 장기미지급금의 증가(감소)	53,719	53,719	26,699	26,699	(18,986)	23,531
머. 퇴직금의 지급	(54,383)	(54,383)	(66,000)	(66,000)	(190,359)	(103,756)
버. 퇴직급여충당금의 승계	2,113	2,113	3,054	3,054	3,182	925
서. 국민연금전환금의 감소	607	607	785	785	2,122	2,607
어. 퇴직보험예치금의 감소(증가)	15,604	15,604	15,610	15,610	(108,841)	(95,112)
II. 투자활동으로 인한 현금흐름	(2,316,486)	(2,316,486)	(3,668,303)	(3,668,303)	(8,791,658)	(7,342,589)
1. 투자활동으로 인한 현금유입액	1,892,075	1,892,075	1,254,790	1,254,790	3,599,690	3,811,520
가. 단기금융상품의 순감소	608,776	608,776	–	–	60,130	26,166
나. 단기매도가능증권의 처분	1,064,804	1,064,804	1,032,022	1,032,022	2,518,498	3,209,090
다. 단기대여금의 감소	1,977	1,977	178	178	–	–
라. 장기매도가능증권의 처분	2,585	2,585	12,221	12,221	102,667	148,504
마. 지분법적용투자주식의 처분등	154,552	154,552	116,881	116,881	300,840	281,688
바. 장기대여금의 감소	12,691	12,691	3,664	3,664	–	–
사. 보증금의 감소	10,361	10,361	43,662	43,662	70,575	38,454
아. 유형자산의 처분	36,123	36,123	46,121	46,121	520,865	92,057
자. 기타투자활동으로 인한 현금유입액	206	206	41	41	26,115	15,561
2. 투자활동으로 인한 현금유출액	4,208,561	4,208,561	4,923,093	4,923,093	12,391,348	11,154,109
가. 단기금융상품의 순증가	–	–	1,143,742	1,143,742	–	–
나. 단기매도가능증권의 취득	338,195	338,195	900,000	900,000	2,292,871	3,896,389
다. 단기대여금의 증가	–	–	2,909	2,909	–	–
라. 장기매도가능증권의 취득	6,903	6,903	1,540	1,540	23,083	54,444
마. 지분법적용투자주식의 취득	566,865	566,865	165,867	165,867	1,980,439	244,911

과 목	제 37 기 1분기		제 36 기 1분기		제 36 기	제 35 기
	3개월	누적	3개월	누적		
바. 장기대여금의 증가	17,065	17,065	6,002	6,002	~	~
사. 보증금의 증가	37,180	37,180	31,282	31,282	69,777	66,640
아. 유형자산의 취득	3,211,989	3,211,989	2,659,919	2,659,919	7,869,985	6,789,358
자. 무형자산의 취득	30,364	30,364	11,832	11,832	94,666	37,414
차. 기타투자활동으로 인한 현금유출액	~	~	~	~	60,527	64,953
III. 재무활동으로 인한 현금흐름	(752,550)	(752,550)	(431,028)	(431,028)	(6,323,077)	(3,070,289)
1. 재무활동으로 인한 현금유입액	20,161	20,161	424,638	424,638	115,924	1,909
가. 단기차입금의 차입	~	~	391,835	391,835	~	~
나. 주식매수선택권의 행사로 인한 자기주식의 처분	20,161	20,161	32,803	32,803	115,924	1,909
2. 재무활동으로 인한 현금유출액	772,711	772,711	855,666	855,666	6,439,001	3,072,198
가. 유동성장기부채의 상환	~	~	954	954	1,001,207	183,340
나. 현금배당금의 지급	772,711	772,711	805,143	805,143	1,596,281	910,192
다. 자기주식의 취득	~	~	49,555	49,555	3,841,485	1,978,562
라. 기타재무활동으로 인한 현금유출액	~	~	14	14	28	104
IV. 현 금 의 증 가(감소)(I + II + III)	(278,303)	(278,303)	431,848	431,848	(310,390)	(141,171)
V. 기 초 의 현 금	957,819	957,819	1,268,209	1,268,209	1,268,209	1,409,380
VI. 기 말 의 현 금	679,516	679,516	1,700,057	1,700,057	957,819	1,268,209

※ 현금흐름표의 주석은 제37기 1분기, 제 36기 1분기 검토 보고서 및 제36기, 제35기 감사보고서의 주석사항 참조

마. 당해 사업연도의 재무제표에 대한 주석
 - 외부감사인의 검토보고서상의 재무제표에 대한 주석과 동일

바. 당해 사업연도의 수정 전·후의 재무제표
 - 해당사항 없음

5. 연결재무제표

가. 요약연결재무정보

(단위 : 백만원)

구 분	제 36 기	제 35 기	제 34 기	제 33 기	제 32 기
[유동자산]	31,991,225	35,555,135	36,164,205	26,870,721	25,796,284
·당좌자산	26,187,579	30,773,930	31,867,298	23,259,989	21,071,408
·재고자산	5,803,646	4,781,205	4,296,907	3,610,732	4,724,876
[고정자산]	37,013,400	32,486,606	28,790,781	25,244,157	20,625,220
·투자자산	12,506,482	12,550,946	12,164,350	9,551,003	6,072,335
·유형자산	23,962,396	19,470,332	16,277,269	15,401,352	14,299,532
·무형자산	544,522	465,328	349,162	291,802	253,353
자산총계	69,004,625	68,041,741	64,954,986	52,114,878	46,421,504
[유동부채]	26,107,583	28,020,512	28,351,235	23,561,619	24,862,214
[고정부채]	6,496,761	9,861,517	10,282,405	8,154,740	4,773,794
부채총계	32,604,344	37,882,029	38,633,640	31,716,359	29,636,008
외부주주지분	1,956,715	669,122	1,179,781	908,597	534,930
[자본금]	897,514	895,241	889,147	882,117	881,675
[연결자본잉여금]	6,239,586	6,242,269	5,931,788	5,723,591	5,819,652
[연결이익잉여금]	30,576,954	24,415,681	20,322,113	13,341,928	10,719,539
[자본조정]	△3,270,488	△2,062,601	△2,001,483	△457,714	△1,170,301
자본총계	36,400,281	30,159,712	26,321,346	20,398,519	16,785,495
매출액	81,963,009	64,817,456	58,504,801	46,443,768	43,527,806
영업이익	11,760,746	6,296,227	9,129,485	3,951,428	9,060,340
경상이익	12,376,158	6,429,560	9,569,039	3,834,429	8,573,099
총당기순이익	10,168,873	5,353,068	7,324,642	3,370,912	6,192,090
연결당기순이익	10,789,535	5,962,247	7,052,835	3,055,066	6,002,881
연결에 포함된 회사수	104개	101개	102개	101 개	100 개

[△ 는 부(-)의 수치임]

나. 연결재무제표 이용상의 유의점

1. 당사의 제36기 연결재무제표는 연결재무제표준칙을 준수하여 작성되었습니다.

2. 연결재무제표를 수정하여야 하는 위반사항 - 해당사항 없음.

3. 연결재무제표의 수정과 관련 없는 위반사항 – 해당사항 없음.

4. 기타 유의할 사항

(1) 연결대상회사의 변경
당사는 S-LCD(주)외 3개 법인을 당기부터 연결재무제표 작성대상 종속회사에 포함하였으며, Samsung Electronics Manufacturing (UK) Ltd.를 당기부터 연결재무제표 작성대상 종속회사에서 제외하였습니다. 한편, 삼성캐피탈(주)는 2004년 2월 1일을 합병기일로 하여 삼성카드(주)에 흡수합병되었습니다.

(2) 삼성자동차(주) 채권금융기관들과의 합의
당사와 국내종속회사인 삼성광주전자(주)외 4개 회사 및 지분법적용회사인 삼성SDI(주)외 9개 회사는 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 15개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 미이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 감사보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 연결재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

5. 최근 3개년 사업년도 연결재무제표의 연결에 포함된 회사.

사업년도	연결에 포함된 회사명	전기대비 연결에 추가된 회사명	전기대비 연결에 제외된 회사명
2004년 제36기	1. 연결대상회사 1) 삼성광주전자(주) 2) 노비타㈜ 3) 한국디엔에스(주) 4) 스테코(주) 5) 삼성전자서비스㈜ 6) 삼성카드(주) 7) 리빙프라자(주) 8) 블루텍(주) 9) 세크론(주) (舊)한국도와(주)	1) SAMSUNG ELECTRONICS RUSSIA, AO (SER) (자산규모증가) 2) SAMSUNG TELE-COMMUNICATION INDONESIA (STIN) (자산규모증가) 3) SAMSUNG	1) SAMSUNG ELECTRONICS MANUFACTURING (U.K.)LTD (SEMUK) (청산진행중) 2) 삼성캐피탈(주) (청산완료) 3) e-SAMSUNG ASIA (청산진행중)

10) 로지텍(주)(舊)토로스 물류(주) 11) 에스엘시디(주) 12) SAMSUNG ELECTRONICS AMERICA INC. 13) SAMSUNG ELECTRONICS ARGENTINA S.A. 14) SAMSUNG ELECTRONICS CANADA INC. 15) SAMSUNG MEXICANA S.A.DE C.V. 16) SAMSUNG ELECTORNICS LATINO AMERICA MIAMI, INC. 17) SAMSUNG ELECTRONICS LATINO AMERICA PANAMA (ZONA LIBRE) S. A 18) SAMSUNG ELECTRONICA LATINO AMERICA COLUMBIA 19) SAMSUNG SEMICONDUCTOR INC 20) SAMSUNG TELECOMS(U.K.) LIMITED 21) SAMSUNG TELECOMMUNI – CAITONS AMERICA L.P. 22) SAMSUNG INFORMATION SYSTEMS AMERICA INC. 23) SAMSUNG ELECTRONICS NORDIC AKTIEBOLAG 24) SAMSUNG ELECTRONICS MEXICO S.A. DE C.V. 25) SAMSUNG AUSTIN SEMICONDUCTOR L.P. 26) SAMSUNG ELECTRONICA DA AMAZONIA LTDA. 27) SAMSUNG INTERNATIONAL INC. 28) SAMSUNG ELECTRONICS FRANCE S.A 29) SAMSUNG ELECTRONICS GMBH 30) SAMSUNG ELECTRONICS ITALIA SPA 31) SAMSUNG ELECTRONICS BENELUX B.V. 32) SAMSUNG ELECTRONICA PORTUGUESA S.A. 33) SAMSUNG ELECTRONICS POLSKA.SP.ZO.O. 34) SAMSUNG ELECTRONICS EUROPE LOGISTICS B.V 35) SAMSUNG ELECTRONICS (UK) LTD. 36) SAMSUNG RECEIVABLES COPORATION 37) SAMSUNG SEMICONDUCTOR	ELECTRONICS HAINAN FIBEROPTICS CO., LTD (SEHF) (신규출자설립) 4) 에스엘시디(주) (신규출자설립) 5) TOSHIBA– SAMSUNG STORAGE TECHNOLOGY (TSST) (신규출자설립) 6) 보광1호 투자조합 (신규출자설립)	

	EUROPE GMBH 38)SAMSUNG SEMICONDUCTOR EUROPE LIMITED 39)SAMSUNG ELECTRONICS SOUTH AFRICA (PTY)LTD. 40)SAMSUNG ELECTRONICS HUNGARIAN RT.,LTD 41)SAMSUNG ELECTRONICS IBERIA S.A. 42)SAMSUNG EUROPE PLC. 43)SAMSUNG ELECTRONICS HOLDING GMBH 44)SAMSUNG ELECTRONICS OVERSEAS B.V. 45)SAMSUNG ELETRONICS AUSTRALIA PTY.LTD. 46)SAMSUNG GULF ELECTRONICS FZE. 47)SAMSUNG ASIA PRIVATE LTD 48)SAMSUNG ELECTRONICS PHILLIPPINES CORPORATION (舊SAMSUNG MABUHAY CORPORATION) 49)SAMSUNG ELECTRONICS MALAYSIA SDN.BHD. 50)PT.SAMSUNG ELECTRONICS INDONESIA 51)SAMSUNG ELECTORNICS DISPLAY (M) SDN.BHD 52)SAMSUNG ELECTORNICS PHILIPHINE MANUFACTURING 53)SAMSUNG VINA ELECTRONICS CO., LTD 54)SAMSUNG INDIA ELECTRONICS LTD 55)THAI SAMSUNG ELECTRONICS CO., LTD. 56)SAMSUNG (CHINA) INVESTMENT CO., LTD. 57)SAMSUNG ELECTRONICS HONG KONG CO., LTD. 58)SAMSUNG ELECTRONICS TAIWAN CO., LTD. 59)SAMSUNG ELECTRONICS SUZHOU SEMICONDUCTOR CO., LTD 60)SAMSUNG ELECTRONICS HUIZHOU CO., LTD. 61)SOUZHOU SAMSUNG ELECTRONICS CO.,LTD 62)TIANJIN SAMSUNG ELECTRONICS CO., LTD. 63)TIANJIN TONGGUANG SAMSUNG ELECTRONICS		

CO., LTD. 64)TIANJIN SAMSUNG ELECTRONICS DISPLAY CO. LTD 65)TIANJIN SAMSUNG TELECOM TECHNOLOGY, CO 66)SHANDONG-SAMSUNG TELECOMMUNICATIONS CO., LTD. 67)SAMSUNG YOKOHAMA RESEARCH INSTITUTE 68)SAMSUNG ELECTRONICS SLOVAKIA S.R.O 69)SAMSUNG ELECTRONICS SUZHOU COMPUTER CO. LTD. 70)SAMSUNG ELECTRONICS SUZHOU LCD CO. LTD. 71)SAMSUNG JAPAN CO. LTD 72)SHANGHAI SAMSUNG SEMICONDUCTOR CO., LTD 73)SHENZHEN SAMSUNG KEJIAN MOBILE TECHNOLOGY CO., LTD 74)SAMSUNG ELECTRONICS RUSSIA, AO 75)SAMSUNG TELE- COMMUNICATION INDONESIA 76)SAMSUNG ELECTRONICS HAINAN FIBEROPTICS CO., LTD 2. 지분법 대상회사 1) 서울통신기술(주) 2) 삼성경제연구소(주) 3) 삼성에스디에스(주) 4) 삼성 라이온즈(주) 5) 엠이엠씨코리아(구)포스코휼스 6) 삼성전기(주) 7) 삼성코닝(주) 8) 삼성테크원(주)(구)삼성항공 9)삼성 SDI(주) 10)삼성네트워크(주)구)유니텔(주) 11)삼성코닝정밀유리(주) 12)삼성탈레스(주)구)삼성톰슨(주) 13)에버랜드(주) 14)보광5호 투자조합 15)보광10호 투자조합 16)SVIC 1호 투자조합 17)SVIC 2호 투자조합 18)SVIC 3호 투자조합 19)SVIC 4호 투자조합 20)SVIC 5호 투자조합 21)올앳		

	22)STE구)S.K.T(시리아 통신법인) 23)SDIM.(구)SEDM 　(말레이시아 전관생산법인) 24)S.E.M.T.H.A.I. 　(태국 전기 생산법인) 25)S.K.Y.(필리핀 지주회사) 26)ShanghaiBell SAMSUNG 　Mobile Communicatio 27) TOSHIBA SAMSUNG 　STORAGE TECHNOLOGY 28) 보광1호 투자조합		
2003년 제35기	1. 연결대상회사 1) 삼성광주전자(주) 2) 노비타㈜ 3) 한국디엔에스(주) 4) 스테코(주) 5) 삼성전자서비스㈜ 6) 삼성캐피탈(주) 7) 삼성카드(주) 8) 리빙프라자(주) 9) 블루텍(주) 10) 세크론(주) (舊)한국도와(주) 11) 로지텍(주)(舊)토로스 물류(주) 12)SAMSUNG ELECTRONICS 　AMERICA INC. 13)SAMSUNG ELECTRONICS 　ARGENTINA S.A. 14)SAMSUNG ELECTRONICS 　CANADA INC. 15)SAMSUNG MEXICANA 　S.A.DE C.V. 16)SAMSUNG ELECTORNICS 　LATINO AMERICA MIAMI, INC. 17)SAMSUNG ELECTRONICS 　LATINO AMERICA PANAMA 　(ZONA LIBRE) S. A 18)SAMSUNG ELECTRONICA 　LATINO AMERICA COLUMBIA 19)SAMSUNG SEMICONDUCTOR 　INC 20)SAMSUNG TELECOMS(U.K.) 　LIMITED 21)SAMSUNG　TELECOMMUNI 　- CAITONS AMERICA L.P. 22)SAMSUNG INFORMATION 　SYSTEMS AMERICA INC. 23)SAMSUNG ELECTRONICS 　NORDIC AKTIEBOLAG 24)SAMSUNG ELECTRONICS 　MEXICO　S.A. DE C.V. 25)SAMSUNG AUSTIN 　SEMICONDUCTOR L.P. 26)SAMSUNG ELECTRONICA	1) SHANGHAI 　SAMSUNG 　SEMICONDUCTOR 　CO., LTD(SSS) 　(자산규모증가) 2) SHENZHEN 　SAMSUNG 　KEJIAN MOBILE 　TECHNOLOGY 　CO., LTD(SSKMT) 　(주식추가취득으로 　지분법대상에서 　연결대상으로 변경)	1) 삼성코닝마이크로- 　옵틱스(주) 　(청산완료) 2) SAMSUNG 　ELECTRONICS 　INDIA INFORMA- 　TION & TELE- 　COMMUNICATION, 　LTD.(SEIIT) 　(흡수합병)

	DA AMAZONIA LTDA. 27)SAMSUNG INTERNATIONAL INC. 28)SAMSUNG ELECTRONICS FRANCE S.A 29)SAMSUNG ELECTRONICS GMBH 30)SAMSUNG ELECTRONICS ITALIA SPA 31)SAMSUNG ELECTRONICS BENELUX B.V. 32)SAMSUNG ELECTRONICA PORTUGUESA S.A. 33)SAMSUNG ELECTRONICS POLSKA.SP.ZO.O. 34) SAMSUNG ELECTRONICS EUROPE LOGISTICS B.V 35)SAMSUNG ELECTRONICS (UK) LTD. 36)SAMSUNG RECEIVABLES COPORATION 37)SAMSUNG SEMICONDUCTOR EUROPE GMBH 38)SAMSUNG SEMICONDUCTOR EUROPE LIMITED 39)SAMSUNG ELECTRONICS SOUTH AFRICA (PTY)LTD. 40)SAMSUNG ELECTRONICS HUNGARIAN RT.,LTD 41)SAMSUNG ELECTRONICS MANUFACTURING(U.K.)LTD 42)SAMSUNG ELECTRONICS IBERIA S.A. 43)SAMSUNG EUROPE PLC. 44)SAMSUNG ELECTRONICS HOLDING GMBH 45)SAMSUNG ELECTRONICS OVERSEAS B.V. 46)SAMSUNG ELETRONICS AUSTRALIA PTY.LTD. 47)SAMSUNG GULF ELECTRONICS FZE. 48)SAMSUNG ASIA PRIVATE LTD 49)SAMSUNG ELECTRONICS PHILLIPPINES CORPORATION (舊SAMSUNG MABUHAY CORPORATION) 50)SAMSUNG ELECTRONICS MALAYSIA SDN.BHD. 51)PT.SAMSUNG ELECTRONICS INDONESIA 52)SAMSUNG ELECTORNICS DISPLAY (M) SDN.BHD 53)SAMSUNG ELECTORNICS		

PHILIPHINE MANUFACTURING 54) SAMSUNG VINA ELECTRONICS CO., LTD 55) SAMSUNG INDIA ELECTRONICS LTD 56) THAI SAMSUNG ELECTRONICS CO., LTD. 57) SAMSUNG (CHINA) INVESTMENT CO., LTD. 58) SAMSUNG ELECTRONICS HONG KONG CO., LTD. 59) SAMSUNG ELECTRONICS TAIWAN CO., LTD. 60) SAMSUNG ELECTRONICS SUZHOU SEMICONDUCTOR CO., LTD 61) SAMSUNG ELECTRONICS HUIZHOU CO., LTD. 62) SOUZHOU SAMSUNG ELECTRONICS CO.,LTD 63) TIANJIN SAMSUNG ELECTRONICS CO., LTD. 64) TIANJIN TONGGUANG SAMSUNG ELECTRONICS CO., LTD. 65) TIANJIN SAMSUNG ELECTRONICS DISPLAY CO. LTD 66) TIANJIN SAMSUNG TELECOM TECHNOLOGY, CO 67) SHANDONG-SAMSUNG TELECOMMUNICATIONS CO., LTD. 68) SAMSUNG YOKOHAMA RESEARCH INSTITUTE 69) SAMSUNG ELECTRONICS SLOVAKIA S.R.O 70) SAMSUNG ELECTRONICS SUZHOU COMPUTER CO. LTD. 71) SAMSUNG ELECTRONICS SUZHOU LCD CO. LTD. 72) SAMSUNG JAPAN CO. LTD 73) SHANGHAI SAMSUNG SEMICONDUCTOR CO., LTD 74) SHENZHEN SAMSUNG KEJIAN MOBILE TECHNOLOGY CO., LTD 2. 지분법 대상회사 1) 서울통신기술(주) 2) 삼성경제연구소(주) 3) 삼성에스디에스(주) 4) 삼성 라이온즈(주)		

	5) 엠이엠씨코리아(구)포스코휼스 6) 삼성전기(주) 7) 삼성코닝(주) 8) 삼성테크윈(주)(구)삼성항공 9) 삼성 SDI(주) 10)삼성네트워크(주)구)유니텔(주) 11)삼성코닝정밀유리(주) 12)삼성탈레스(주)구)삼성통슨(주) 13)에버랜드(주) 14)보광5호 투자조합 15)보광10호 투자조합 16)SVIC 1호 투자조합 17)SVIC 2호 투자조합 18)SVIC 3호 투자조합 19)SVIC 4호 투자조합 20)SVIC 5호 투자조합 21)올앳 22)STE구)S.K.T(시리아 통신법인) 23)SDIM.(구)SEDM (말레이시아 전관생산법인) 24)S.E.M.T.H.A.I. (태국 전기 생산법인) 25)S.K.Y.(필리핀 지주회사) 26))E-SAMSUNG ASIA 27)ShanghaiBell SAMSUNG Mobile Communicatio		
2002년 제34기	1. 연결대상회사 1) 삼성광주전자(주) 2) 노비타㈜ 3) 한국디엔에스(주) 4) 스테코(주) 5) 삼성전자서비스㈜ 6) 삼성캐피탈(주) 7) 삼성카드(주) 8) 삼성코닝마이크로옵틱스(주) 9) 리빙프라자(주) 10) 블루텍(주) 11) 세크론(주) (舊)한국도와(주) 12) 토로스 물류(주) 13)SAMSUNG ELECTRONICS AMERICA INC. 14)SAMSUNG ELECTRONICS ARGENTINA S.A. 15)SAMSUNG ELECTRONICS CANADA INC. 16)SAMSUNG MEXICANA S.A.DE C.V. 17)SAMSUNG ELECTORNICS LATINO AMERICA MIAMI, INC. 18)SAMSUNG ELECTRONICS LATINO AMERICA PANAMA (ZONA LIBRE) S. A 19)SAMSUNG ELECTRONICA	1) SAMSUNG JAPAN CO., LTD (주식추가취득) 2) SAMSUNG ELECTRONICS SUZHOU COMPUTER CO.., LTD. (신규출자설립) 3) SAMSUNG ELECTRONICS SUZHOU LCD CO., LTD. (신규출자설립) 4) SAMSUNG ELECTRONICS EUROPE LOGISTICS B.V (분할설립) 5)SAMSUNG ELECTRONICS SLOVAKIA S.R.O (신규출자설립)	1) CAGENT TECHNOLOGIES INC. (청산완료) 2) SAMSUNG TELECOMMUNI- CATIONS AUSTRALIA PTY LTD (지분매각) 3) S.P.E.M. (포르투갈 전기 법인) (청산) 2) UNION (일본 생산법인) (매각) 3) e-SAMSUNG USA. (청산)

LATINO AMERICA COLUMBIA 20)SAMSUNG SEMICONDUCTOR INC 21)SAMSUNG TELECOMS(U.K.) LIMITED 22)SAMSUNG TELECOMMUNI – CAITONS AMERICA L.P. 23)SAMSUNG INFORMATION SYSTEMS AMERICA INC. 24)SAMSUNG ELECTRONICS NORDIC AKTIEBOLAG 25)SAMSUNG ELECTRONICS MEXICO S.A. DE C.V. 26)SAMSUNG AUSTIN SEMICONDUCTOR L.P. 27)SAMSUNG ELECTRONICA DA AMAZONIA LTDA. 28)SAMSUNG INTERNATIONAL INC. 29)SAMSUNG ELECTRONICS FRANCE S.A 30)SAMSUNG ELECTRONICS GMBH 31)SAMSUNG ELECTRONICS ITALIA SPA 32)SAMSUNG ELECTRONICS BENELUX B.V. 33)SAMSUNG ELECTRONICA PORTUGUESA S.A. 34)SAMSUNG ELECTRONICS POLSKA.SP.ZO.O. 35) SAMSUNG ELECTRONICS EUROPE LOGISTICS B.V 36)SAMSUNG ELECTRONICS (UK) LTD. 37)SAMSUNG RECEIVABLES COPORATION 38)SAMSUNG SEMICONDUCTOR EUROPE GMBH 39)SAMSUNG SEMICONDUCTOR EUROPE LIMITED 40)SAMSUNG ELECTRONICS SOUTH AFRICA (PTY)LTD. 41)SAMSUNG ELECTRONICS HUNGARIAN RT.,LTD 42)SAMSUNG ELECTRONICS MANUFACTURING(U.K.)LTD 43)SAMSUNG ELECTRONICS IBERIA S.A. 44)SAMSUNG EUROPE PLC. 45)SAMSUNG ELECTRONICS HOLDING GMBH 46)SAMSUNG ELECTRONICS OVERSEAS B.V.		

	47)SAMSUNG ELETRONICS AUSTRALIA PTY.LTD. 48)SAMSUNG GULF ELECTRONICS FZE. · 49)SAMSUNG ASIA PRIVATE LTD 50)SAMSUNG ELECTRONICS PHILLIPPINES CORPORATION (舊SAMSUNG MABUHAY CORPORATION) 51)SAMSUNG ELECTRONICS MALAYSIA SDN.BHD. 52)PT.SAMSUNG ELECTRONICS INDONESIA 53)SAMSUNG ELECTORNICS DISPLAY (M) SDN.BHD 54)SAMSUNG ELECTORNICS PHILIPHINE MANUFACTURING 55)SAMSUNG VINA ELECTRONICS CO., LTD 56)SAMSUNG INDIA ELECTRONICS LTD 57)THAI SAMSUNG ELECTRONICS CO., LTD. 58)SAMSUNG (CHINA) INVESTMENT CO., LTD. 59)SAMSUNG ELECTRONICS HONG KONG CO., LTD. 60)SAMSUNG ELECTRONICS TAIWAN CO., LTD. 61)SAMSUNG ELECTRONICS SUZHOU SEMICONDUCTOR CO., LTD 62)SAMSUNG ELECTRONICS HUIZHOU CO., LTD. 63)SOUZHOU SAMSUNG ELECTRONICS CO.,LTD 64)TIANJIN SAMSUNG ELECTRONICS CO., LTD. 65)TIANJIN TONGGUANG SAMSUNG ELECTRONICS CO., LTD. 66)TIANJIN SAMSUNG ELECTRONICS DISPLAY CO. LTD 67)TIANJIN SAMSUNG TELECOM TECHNOLOGY, CO 68)SHANDONG-SAMSUNG TELECOMMUNICATIONS CO., LTD. 69)SAMSUNG YOKOHAMA RESEARCH INSTITUTE 70)SAMSUNG ELECTRONICS INDIA Information & Telecommunications, LTD		

71)SAMSUNG ELECTRONICS 　　SLOVAKIA S.R.O 72)SAMSUNG ELECTRONICS 　　SUZHOU COMPUTER CO. 　　LTD. 73)SAMSUNG ELECTRONICS 　　SUZHOU LCD CO. LTD. 74))SAMSUNG JAPAN CO. LTD 2. 지분법 대상회사 1) 서울통신기술(주) 2) 삼성경제연구소(주) 3) 삼성에스디에스(주) 4) 삼성 라이온즈(주) 5) 엠이엠씨코리아(구)포스코휼스 6) 삼성전기(주) 7) 삼성코닝(주) 8) 삼성테크윈(주)(구)삼성항공 9)삼성 SDI(주) 10)삼성네트워크(주)구)유니텔(주) 11)삼성코닝정밀유리(주) 12)삼성탈레스(주)구)삼성톰슨(주) 13)에버랜드(주) 14)보광5호 투자조합 15)보광10호 투자조합 16)SVIC 1호 투자조합 17)SVIC 2호 투자조합 18)SVIC 3호 투자조합 19)SVIC 4호 투자조합 20)SVIC 5호 투자조합 21)올앳 22)STE구)S.K.T(시리아 통신법인) 23)SDIM.(구)SEDM 　　(말레이시아 전관생산법인) 24)S.E.M.T.H.A.I. 　　(태국 전기 생산법인) 25)S.K.Y.(필리핀 지주회사) 26))E-SAMSUNG ASIA 27)ShanghaiBell SAMSUNG 　　Mobile Communicatio 28)Shenzhen Kejian SAMSUNG 　Mobile Telecom Technology 　Co., LTD		

다. 연결재무제표

(1) 연결대차대조표

연 결 대 차 대 조 표

제 36 기 2004.12.31 현재
제 35 기 2003.12.31 현재
제 34 기 2002.12.31 현재

(단위 : 백만원)

과 목	제 36 기		제 35 기		제 34 기	
자 산						
Ⅰ. 유 동 자 산		(31,991,225)		(35,555,135)		(36,164,205)
(1) 당 좌 자 산		(26,187,579)		(30,773,930)		(31,867,298)
1. 현금및현금등가물		3,129,614		4,125,700		2,358,631
2. 단기금융상품		4,978,491		4,969,380		4,513,219
3. 단기매도가능증권		2,784,977		2,717,275		1,759,226
4. 단기만기보유증권		83,039		78,204		42,667
5. 유가증권						
6. 매 출 채 권	6,812,457		6,389,933		5,512,375	
대 손 충 당 금	38,065		74,491		85,423	
현재가치할인차금	−	6,774,392		6,315,442	8	5,426,944
7. 단 기 대 여 금	440,263		572,860		317,472	
대 손 충 당 금	816	439,447	2,838	570,022	504	316,968
8. 미 수 금	1,171,451		942,556		829,650	
대 손 충 당 금	28,027		32,483		39,070	
현재가치할인차금	−	1,143,424	21	910,052	833	789,747
9. 미 수 수 익		417,539		500,916		622,718
10. 선 급 금	517,471		396,195		357,790	
대 손 충 당 금	5,669	511,802	3,070	393,125	2,458	355,332
11. 선 급 비 용		772,629		829,406		556,182
12. 예 치 보 증 금		263,007		179,374		170,683
13. 기타당좌자산		12,977		17,752		18,949
14. 단기대출채권		4,876,241		9,167,282		14,936,032
(2) 재 고 자 산		(5,803,646)		(4,781,205)		(4,296,907)
1. 상 품		161,176		128,877		361,401
2. 제 품		1,629,626		1,323,819		1,095,869
3. 반 제 품		40,381		51,561		69,018
4. 재 공 품		1,602,570		1,187,122		956,929
5. 원 재 료		1,323,743		1,183,435		991,534
6. 저 장 품		222,852		173,022		171,596
7. 미 착 품		823,298		733,369		650,560
Ⅱ. 고 정 자 산		(37,013,400)		(32,486,606)		(28,790,781)
(1) 투 자 자 산		(12,506,482)		(12,550,946)		(12,164,350)
1. 장기금융상품		5,759		10,689		6,465
2. 장기매도가능증권		2,040,353		2,346,215		3,488,990
3. 장기만기보유증권		967,319		2,032,648		1,949,878
4. 지분법적용투자주식		3,057,769		2,810,686		2,511,600
5. 장기성매출채권	796		313		2,446	
대 손 충 당 금	796		109		354	
현재가치할인차금	−		204		95	1,997
6. 장 기 대 여 금	145,577		365,278		442,898	
대 손 충 당 금	7,706		5,927		621	
현재가치할인차금	5,635	132,236	19	359,332	−	442,277
7. 장 기 미 수 금	7,744		10,205		13,429	
대 손 충 당 금	4,329		4,930		6,795	
현재가치할인차금	189	3,226	32	5,243	446	6,188
8. 보 증 금		694,213		866,417		670,902
9. 장기선급비용		166,020		242,110		376,335
10. 이연법인세차		676,813		633,676		211,032
11. 기타투자자산		59,905		50,785		128,434
12. 장기대출채권		4,702,869		3,193,145		2,370,252
(2) 유 형 자 산		(23,962,396)		(19,470,332)		(16,277,269)

과 목	제 36 기		제 35 기		제 34 기	
1. 토　　　지		2,273,296		2,169,558		2,107,887
2. 건　　　물	5,978,891		5,338,527		4,329,391	
감가상각누계액	1,414,641	4,564,250	1,288,121	4,050,406	712,370	3,617,021
3. 구　축　물	406,709		343,993		297,768	
감가상각누계액	119,482	287,227	102,102	241,891	91,160	206,608
4. 기 계 장 치	30,832,061		25,574,414		20,169,580	
감가상각누계액	18,643,213	12,188,848	15,004,443	10,569,971	12,074,762	8,094,818
5. 공구기구비품	2,440,821		2,284,078		1,978,755	
감가상각누계액	1,574,804	866,017	1,503,472	780,606	1,254,026	724,729
6. 차 량 운 반 구	165,747		166,926		172,954	
감가상각누계액	75,502	90,245	65,642	101,284	51,447	121,507
7. 건설중인자산		3,545,231		1,403,902		1,322,391
8. 미 착 기 계		147,282		152,714		82,308
(3) 무 형 자 산		(544,522)		(465,328)		(349,162)
1. 영 업 권		10,799		7,969		12,234
2. 부 의 영 업 권		(-)1,221		(-)1,842		(-)2,464
3. 산 업 재 산 권		220,086		213,920		222,195
4. 기타의무형자산		314,858		245,281		117,197
자 산 총 계		69,004,625		68,041,741		64,954,986
부　　　채						
Ⅰ. 유 동 부 채		(26,107,583)		(28,020,512)		(28,351,235)
1. 매 입 채 무		4,189,110		4,150,499		2,912,164
2. 단 기 차 입 금		7,101,220		7,250,955		10,010,589
3. 미 지 급 금	3,443,746		3,851,381		4,436,415	
현재가치할인차금	10,597	3,433,149	1,807	3,849,574	4,074	4,432,341
4. 선 　수 　금		263,146		268,754		239,089
5. 예 　수 　금		583,416		654,024		647,511
6. 미 지 급 비 용		3,940,213		3,676,140		3,036,475
7. 미지급법인세		1,550,192		967,539		1,398,908
8. 유동성장기부채	4,957,052		7,093,670		5,562,692	
사채할인발행차금	–		5,977		308	
사채할증발행차금	–	4,957,052		7,087,693	24,070	5,586,454
9. 기타유동부채		90,085		115,334		87,704
Ⅱ. 고 정 부 채		(6,496,761)		(9,861,517)		(10,282,405)
1. 사　　　채	4,863,517		8,320,150		8,601,163	
사채할인발행차금	19,377		24,944		23,474	
상 환 할 증 금	334,698		334,698		–	
전 환 권 조 정	249,897	4,928,941	307,888	8,322,016		8,577,689
2. 장 기 차 입 금		667,224		805,353		948,691
3. 장기미지급금	220,459		262,198		273,214	
현재가치할인차금	13,936	206,523	32,282	229,916	53,085	220,129
4. 퇴직급여충당금	1,155,698		970,832		788,067	
국민연금전환금	16,638		19,421		25,483	
퇴직보험예치금	683,079	455,981	551,981	399,430	444,494	318,090
5. 이연법인세대		36,067		21,881		127,014
6. 기타고정부채		202,025		82,921		90,792
부 채 총 계		32,604,344		37,882,029		38,633,640
자　　　본						
Ⅰ. 자 본 금		(897,514)		(895,241)		(889,147)
1. 보통주자본금		778,047		775,774		769,680
2. 우선주자본금		119,467		119,467		119,467
Ⅱ. 연결자본잉여금		(6,239,586)		(6,242,269)		(5,931,788)
Ⅲ. 연결이익잉여금		(30,576,954)		(24,415,681)		(20,322,113)
(연결당기순이익 –　당기 : 10,789,535　전기 : 5,962,247)						

과 목	제 36 기	제 35 기	제 34 기
IV. 연결자본조정	((-)3,270,488)	((-)2,062,601)	((-)2,001,483)
1. 자 기 주 식	(-)4,159,639	(-)3,457,834	(-)2,462,091
2. 매도가능증권평가이익	121,628	126,265	80,487
3. 매도가능증권평가손실	(-)30,375	(-)12,337	(-)489,053
4. 지분법적용투자주식평가이익	72,619	192,398	73,239
5. 주식매수선택권	692,292	704,316	588,497
6. 해외사업환산대	44,763	399,064	227,038
7. 파생상품평가손실	(-)12,135	(-)18,834	(-)19,580
8. 기타자본조정	359	4,361	(-)20
V. 외부주주지분	(1,956,715)	(669,122)	(1,179,781)
자 본 총 계	36,400,281	30,159,712	26,321,346
부채와 자본총계	69,004,625	68,041,741	64,954,986

(2) 연결손익계산서

연 결 손 익 계 산 서

제 36 기 (2004.01.01 부터 2004.12.31 까지)
제 35 기 (2003.01.01 부터 2003.12.31 까지)
제 34 기 (2002.01.01 부터 2002.12.31 까지)

(단위 : 백만원)

과 목	제 36 기		제 35 기		제 34 기	
I. 매 출 액		81,963,009		64,817,456		58,504,801
II. 매 출 원 가		52,952,682		42,252,493		36,287,450
III. 매 출 총 이 익		29,010,327		22,564,963		22,217,351
IV. 판매비와관리비		17,249,581		16,268,736		13,087,866
1. 급 여	1,711,236		1,347,609		1,378,602	
2. 퇴 직 급 여	120,687		114,493		120,015	
3. 감 가 상 각 비	280,756		295,647		259,323	
4. 운 반 비	1,415,927		1,076,597		819,138	
5. 지 급 수 수 료	2,629,064		2,899,656		1,868,854	
6. 광 고 선 전 비	1,295,515		1,191,231		1,121,401	
7. 판 매 촉 진 비	1,260,472		1,003,044		1,216,401	
8. 기 업 홍 보 비	424,390		313,892		305,449	
9. 애프터서비스비	992,739		656,064		517,443	
10. 대 손 상 각 비	2,630,564		3,697,505		2,044,376	
11. 경 상 개 발 비	851,007		662,885		609,923	
12. 연 구 비	1,838,251		1,357,546		1,166,283	
13. 주식보상비용	39,233		80,400		134,719	
14. 기타판매비와관리비	1,759,740		1,572,167		1,525,939	
V. 영 업 이 익		11,760,746		6,296,227		9,129,485
VI. 영 업 외 수 익		2,888,807		2,302,527		2,165,333
1. 이 자 수 익	361,811		291,339		296,063	
2. 배 당 금 수 익	20,238		19,364		11,430	
3. 수 수 료 수 익	66,544		115,640		134,226	
4. 임 대 료	54,070		52,571		43,874	
5. 매도가능증권처분이익	70,882		53,728		277	
6. 외 환 차 익	1,146,088		871,796		611,362	
7. 외화환산이익	202,172		246,168		235,601	
8. 지분법평가이익	495,620		246,764		338,561	
9. 투자자산처분이익	1,369		1,404		1,444	
10. 유형자산처분이익	81,061		51,625		26,053	
11. 기타영업외수익	388,952		352,128		466,442	

과 목	제 36 기		제 35 기		제 34 기	
Ⅶ. 영 업 외 비 용		2,273,395		2,169,194		1,725,779
1. 이 자 비 용	170,107		215,113		256,919	
2. 기타대손상각비	6,623		4,354		10,732	
3. 매출채권처분손실	119,343		65,468		85,965	
4. 매도가능증권처분손실	16,316		35,664		100	
5. 외 환 차 손	1,060,191		908,016		552,329	
6. 외화환산손실	80,723		147,417		173,764	
7. 투자자산감액손실	134,757		345,614		143,530	
8. 투자자산처분손실	659		5,964		9,091	
9. 유형자산처분손실	81,776		50,883		40,228	
10. 기 부 금	182,286		122,764		78,664	
11. 기타영업외비용	420,614		267,937		374,457	
Ⅷ. 경 상 이 익		12,376,158		6,429,560		9,569,039
Ⅸ. 특 별 이 익		–		–		–
Ⅹ. 특 별 손 실		–		–		–
ⅩⅠ. 법인세비용차감전순이익		12,376,158		6,429,560		9,569,039
ⅩⅡ. 법 인 세 비 용		2,207,285		1,076,492		2,244,397
ⅩⅢ. 총당기순이익		10,168,873		5,353,068		7,324,642
ⅩⅣ. 외부주지분순손실		704,815		631,745		31,380
외부주지분순이익		(-)84,153		(-)22,566		(-)303,187
ⅩⅤ. 연결당기순이익		10,789,535		5,962,247		7,052,835

(기본주당경상이익 및 순이익 –
  당기: 67,916원, 전기: 36,376원
  희석주당경상이익 및 순이익 –
  당기: 66,881원, 전기: 35,950원)						

6. 부문별 재무 현황

가. 사업부문별 재무정보

(1) 사업부문별 재무현황

(단위 : 백만원)

구 분	제 36 기	제 35 기	제 34 기
디지털 미디어			
1. 매출액			
외부매출액	8,027,556	7,718,704	8,757,722
부문간내부매출액	58,734	17,743	16,312
계	8,086,290	7,736,447	8,774,034
2. 영업손익	△25,757	145,063	631,930
3. 자산	3,960,228	3,820,409	3,171,772
(감가상각비 등)	(55,862)	(53,052)	(50,679)
정보통신			

구 분	제 36 기	제 35 기	제 34 기
1. 매출액			
외부매출액	18,935,875	14,201,733	12,404,564
부문간내부매출액	3,922	2,355	5
계	18,939,797	14,204,088	12,404,569
2. 영업손익	2,811,081	2,703,904	3,026,961
3. 자산	7,971,598	7,347,289	6,368,452
(감가상각비 등)	(199,125)	(172,419)	(166,888)
반도체			
1. 매출액			
외부매출액	18,224,753	12,711,701	11,559,646
부문간내부매출액	1,509,192	926,797	425,602
계	19,733,945	13,638,498	11,985,248
2. 영업손익	7,474,980	3,613,905	3,836,284
3. 자산	21,350,022	17,520,678	15,795,272
(감가상각비 등)	(3,164,323)	(2,705,722)	(2,355,895)
LCD			
1. 매출액			
외부매출액	8,688,676	5,192,372	3,037,884
부문간내부매출액	1,333,996	936,598	1,008,770
계	10,022,672	6,128,970	4,046,654
2. 영업손익	1,884,546	892,081	669,702
3. 자산	7,617,958	5,173,774	3,497,680
(감가상각비 등)	(951,937)	(684,908)	(441,584)
생활가전			
1. 매출액			
외부매출액	3,258,857	3,405,270	3,592,930
부문간내부매출액	6,412	15,079	15,971
계	3,265,269	3,420,349	3,608,901
2. 영업손익	△53,666	△110,820	137,902
3. 자산	1,525,794	1,881,527	1,824,083
(감가상각비 등)	(27,269)	(30,375)	(28,058)
기타			
1. 매출액			
외부매출액	496,642	352,236	460,363
부문간내부매출액	242,835	129,193	72,856
계	739,477	481,429	533,219
2. 영업손익	△74,307	△51,431	△824,584
3. 자산	1,390,943	3,459,704	3,782,340
(감가상각비 등)	(127,599)	(114,643)	(112,558)

※ [△ 는 부(−)의 수치임]

※ 부문별 내부 매출에 적용된 대체가격 : 시가기준
※ 당사는 제36기에 경영관리목적으로 일부 사업부문의 분류를 변경하였으며, 제35기 및 제34기의
　 재무현황을 제36기의 분류기준에 따라 재분류하였습니다.

(2) 공통 판매비와 관리비 및 자산

○ 합리적 배부기준 적용
　 1) 공통 판매비의 경우
　　 - 각 제품/모델별 귀속이 확실한 직접비용(위임성 경비)은 각 제조부문에
　　　 직접 귀속시키고
　　 - 귀속여부가 불분명한 공통경비는 각 COST DRIVE(매출액비,수량비,
　　　 인원수비, 작업공수비등)에 의거 적절한 배부가 이루어지도록 함.
　 2) 공통자산의 경우 부문별 순자산비율로 배부
　　 - 직접귀속이 가능한 자산(재고자산,고정자산,투자자산등)은 해당부서에
　　　 직접 귀속되나,
　　 - 전사 공통관리가 필요한 자산 및 자산귀속이 불분명한 자산은
　　　 본사 및 영업조직에 1차 귀속후 배부기준에 의거 각 부문에 배부함

(3) 영업손익의 조정
　- 부문별 사내매출 및 사내매출원가 소거에 따른 영향을 상호 조정하여 반영함

(4) 기타 사업부문 현황
　- 해당사항 없음

나. 지역별 재무 정보
(1) 지역의 구분
　- 지역의 구분은 해외영업에 관한 사항이 적절히 나타날수 있도록 지리적 근접도,
　　 경제활동의 유사성, 영업활동의 상호관련성 등을 고려하여 다음과 같이 구분함.

(2) 공시대상 지역부문
　- 해당지역의 외부매출액이 연결손익계산서상 매출액의 10%이상인 지역.

단, 아프리카 지역의 외부매출액은 위 10% 이상에 해당하지 않음.
- 국내 : 본사외 11개 법인
- 미주 : SEA외 14개 법인
- 구주 : SEUK외 18개 법인
- 아주 : SAPL외 29개 법인
- 아프리카 : SSA 1개 법인

(3) 지역부문별 현황
- 지역부문별 주요제품
  - 국내 : 디지털미디어 부문 – CTV, VTR, Monitor, PC 등
    - 정보통신 부문 – HHP, Network Equipment 등
    - 반도체 부문 – DRAM, SRAM 등
    - LCD 부문 – LCD Panel 등
    - 생활가전 부문 – REF, MWO, W/M, AIR-CON 등
  - 미주 : 반도체, LCD, HHP, PC, Monitor, CTV, VCR 등
  - 구주 : 반도체, LCD, HHP, CTV, VCR, Monitor 등
  - 아주 : 반도체, LCD, HHP, CTV, VCR, MWO, Monitor 등

(4) 지역별 재무현황

(단위 : 백만원)

구 분	제 36 기	제 35 기	제 34 기
본국(대한민국)			
1. 매출액			
외부매출액	18,279,072	19,772,988	23,132,062
지역간내부매출액	46,763,000	32,554,763	26,200,741
계	65,042,072	52,327,751	49,332,803
2. 영업손익	10,258,862	5,725,722	8,686,964
3. 자산	63,235,796	61,241,469	61,902,604
미주지역			
1. 매출액			
외부매출액	18,996,294	13,005,200	11,744,891
지역간내부매출액	8,362,645	6,207,030	3,762,842
계	27,358,939	19,212,230	15,507,733
2. 영업손익	426,195	163,166	(-)550
3. 자산	6,143,291	5,856,419	5,897,854

구 분	제 36 기	제 35 기	제 34 기
구주지역			
1. 매출액			
외부매출액	17,837,119	12,960,786	9,852,169
지역간내부매출액	4,366,743	4,072,654	3,551,327
계	22,203,862	17,033,440	13,403,496
2. 영업손익	168,392	97,241	85,428
3. 자산	4,887,783	4,221,296	3,295,691
아주지역			
1. 매출액			
외부매출액	26,480,688	18,869,774	13,613,493
지역간내부매출액	16,716,383	13,694,203	7,582,019
계	43,197,071	32,563,977	21,195,512
2. 영업손익	591,573	322,384	289,785
3. 자산	7,899,511	7,723,912	4,980,533
아프리카			
1. 매출액			
외부매출액	369,836	208,708	162,186
지역간내부매출액	477	700	703
계	370,313	209,408	162,889
2. 영업손익	8,433	9,922	(-)17,388
3. 자산	64,618	48,090	60,343
연결조정			
영업손익	307,291	(-)22,208	85,246
자산	(-)13,226,374	(-)11,049,445	(-)11,182,039
연결후 금액			
영업손익	11,760,746	6,296,227	9,129,485
자 산	69,004,625	68,041,741	64,954,986

(5) 공통 판매비와 관리비 및 자산

○ 합리적 배부기준 적용

  - 공통판매비의 경우

    · 각 제품/모델별 귀속이 확실한 직접비용(위임성경비)은 각 제조부문에
      직접 귀속시키고

    · 귀속여부가 불분명한 공통경비는 각 COST DRIVE(매출액비,수량비,
      인원수비,작업공수비등)에 의거 적절한 배부가 이루어지도록 함.

- 공통자산의 경우
  · 자산은 지역별로 직접귀속함

(6) 영업손익의 조정
- 지역간(내) 내부매출을 상계후 반영

7. 합병 전·후의 재무제표

가. 합병의 개요
- 해당사항 없음

나. 합병 전·후의 재무제표
- 해당사항 없음

다. 합병관련사항
- 해당사항 없음

IV. 감사인의 감사의견 등

1. 감사인(공인회계사)의 감사의견 등

가. 감사인

제 37 기 1분기	제 36 기 1분기	제 36 기 연간	제 35 기 연간
삼일회계법인	삼일회계법인	삼일회계법인	삼일회계법인

나. 당해 사업연도의 분기감사(또는 검토)절차 요약

1) 분기검토절차의 개요

본 감사인은 삼성전자주식회사의 2005년 3월 31일 현재의 대차대조표, 2005년과 2004년 3월 31일로 종료하는 3개월 회계기간의 손익계산서와 현금흐름표를 검토하였습니다. 이 재무제표를 작성할 책임은 회사 경영자에게 있으며 본인의 책임은 동 재무제표에 대하여 검토를 실시하고 이를 근거로 이 재무제표에 대하여 검토결과를 보고하는데 있습니다.

본 감사인은 대한민국의 반기재무제표검토준칙에 따라 검토를 실시하였습니다. 이 준칙은 본 감사인이 재무제표가 중대하게 왜곡표시되지 아니하였다는 것에 관해 보통수준의 확신을 얻도록 검토를 계획하고 실시할 것을 요구하고 있습니다. 검토는 주로 질문과 분석적 절차에 의거 수행되므로 감사보다는 낮은 수준의 확신을 제공합니다. 본 감사인은 감사를 실시하지 아니하였으므로 감사의견을 표명하지 아니합니다.

본 감사인의 검토결과 상기 재무제표가 중요성의 관점에서 대한민국의 기업회계기준에 위배되어 작성되었다는 점이 발견되지 아니하였습니다.

본 감사인은 2004년 12월 31일 현재의 대차대조표, 동일로 종료하는 회계연도의 손익계산서·이익잉여금처분계산서·현금흐름표(이 검토보고서에는 첨부되지 않음)를 대한민국의 회계감사기준에 따라 감사하였고, 2005년 1월 28일의 감사보고서에서 적정의견을 표명하였습니다. 비교표시목적으로 첨부한 2004년 12월 31일 현재의 대차대조표는 위의 감사받은 대차대조표와 중요성의 관점에서 차이가 없습니다.

2) 제 37기 분기 검토일정
   - 분기검토 : '05. 4. 7 ~ '05. 4. 18

다. 감사(또는 검토)의견

사 업 연 도	감사(또는 검토)의견	지적사항 등 요약
제 37 기 1분기	-	지적사항 없음 (검토결과 재무제표가 중요성의 관점에서 대한민국의 기업회계기준에 위배되어 작성되었다는 점이 발견되지 아니하였음)
제 36 기 1분기	-	지적사항 없음 (검토결과 재무제표가 중요성의 관점에서 대한민국의 기업회계기준에 위배되어 작성되었다는 점이 발견되지 아니하였음)
제 36 기 연간	적정	지적사항 없음
제 35 기 연간	적정	지적사항 없음

라. 특기사항 요약

사 업 연 도	특 기 사 항
제 37 기 1분기	분기재무제표 검토보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사의 당분기중 삼성그룹내 관계회사 및 회사의 종속회사에 대한 매출등과 매입등은 각각 532,242백만원과 10,057,316천불 및 2,842,315백만원과 1,801,752천불이며, 2005년 3월 31일 현재 관련 채권과 채무 잔액은 각각 938,505백만원과 361,509천불 및 2,043,968백만원과 642,929천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 미 이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 검토보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 분기재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 36 기 1분기	분기재무제표 검토보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사의 당분기중 삼성그룹내 관계회사 및 회사의 종속회사에 대한 매출등과 매입등은 각각 383,795백만원과 8,815,568천불 및 2,578,795백만원과 2,445,954천불이며, 2004년 3월 31일 현재 관련 채권과 채무 잔액은 각각 419,899백만원과 181,982천불 및 1,939,005백만원과 627,081천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의를 체결하였는 바, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하거나, 초과하게 될 경우 그 초과액을 배분받을 것 등을 합의하였습니다. 검토보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동

사 업 연 도	특 기 사 항
	합의사항이 회사의 분기재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다
	(3) 분기대차대조표일 이후 발생한 중요사항 회사는 2004년 4월 7일자 이사회에서 2004년 4월 12일에서 2004년 7월 10일을 예정기간으로 하여 기명식 보통주식 3,060,000주와 무의결권 우선주식 260,000주를 약 2조원에 취득하고, 매입 완료 즉시 당해 주식을 소각할 것을 결의하였습니다. 검토보고서일 현재 기명식 보통주식 494,201주와 무의결권우선주식 26,870주를 315,585백만원에 취득하였습니다
	또한, 회사는 2004년 4월 16일에 지분법적용회사인 삼성카드(주)의 유상증자에 참여하여 75백만주를 6천억에 취득하였습니다.
제 36 기 연간	감사의견에는 영향이 없지만 감사보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사의 당기중 삼성그룹내 관계회사 및 회사의 종속회사에 대한 매출등과 매입등은 각각 2,379,191백만원과 37,983,923천불 및 11,052,972백만원과 9,135,020천불이며, 2004년 12월 31일 현재 관련 채권과 채무 잔액은 각각 940,170백만원과 382,382천불 및 1,847,781백만원과 607,950천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되, 미 이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 감사보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.
제 35 기 연간	감사의견에는 영향이 없지만 감사보고서 이용자의 합리적인 의사결정에 참고가 되는 사항입니다. (1) 특수관계자와의 거래 회사는 당기중 삼성그룹내 국내외관계회사 및 회사의 종속회사와 거래를 하였는 바, 이와 관련된 매출등은 원화 1,423,958백만원과 외화 24,533,201천불이며, 매입등은 원화 8,373,540백만원과 외화 7,328,688천불입니다. 또한, 상기 거래로 인한 2003년 12월 31일 현재 관련 채권잔액은 원화 437,101백만원과 외화 211,136천불이며, 채무잔액은 원화 1,813,976백만원과 외화 530,508천불입니다. (2) 삼성자동차(주) 채권금융기관들과의 합의 회사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의를 체결하였는 바, 삼성자동차(주)의 회사정리 신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우, 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하거나, 초과하게 될 경우 그 초과액을 배분받을 것을 합의하였습니다. 감사보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 회사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다. (3) 대차대조표일 이후 발생한 중요사항 회사는 2003년 10월 17일자 이사회 결의에 의거 대차대조표일 이후에 기명식 보통주식 76,100주와 무의결권우선주식 53,880주를 49,555백만원에 취득하였습니다. 또한, 회사는 2004년 1월 15일에 취득원가 1,046,818백만원인 기명식 보통주식 2,150,000주와 무의결권우선주식 330,000주를 주주에게 배당할 이익으로 소각하였습니다.

사 업 연 도	특 기 사 항
	또한 회사의 지분법적용 회사인 삼성카드(주)와 삼성캐피탈(주)는 2004년 2월 1일을 합병기일로 하여 합병될 예정입니다.

2. 최근 3사업연도의 외부감사인에게 지급한 보수 등에 관한 사항

가. 감사용역계약 체결현황

(단위 : 백만원)

사업연도	감사인	내 용	보수	총소요시간
제37기 1분기	삼일회계법인	분기 개별 재무제표 검토	249	4,294
제36기	삼일회계법인	분·반기재무제표 검토, 개별 및 연결 재무제표에 대한 감사	1,430	26,800
제35기	삼일회계법인	분·반기재무제표 검토, 개별 및 연결 재무제표에 대한 감사	1,334	27,500

나. 외부감사인과의 비감사용역계약 체결현황

(단위 : 백만원)

사업연도	계약체결일	용역내용	용역수행기간	보수	비고
제37기 1분기	2004년 4월	투자 및 생산관리 프로세스 개선 지원업무	2004.04 – 2005.03	241	
		기타		97	
		소 계		338	
제36기	2004년 10월	해외법인 자산계정 정밀검토 지원업무	2004.10 – 2004.12	579	
	2004년 4월	투자 및 생산관리 프로세스 개선지원 업무	2004.04 – 2004.12	234	
	2004년 2월	내부통제구조평가 지원	2004.03 – 2004.07	1,355	
	2003년 12월	해외합작법인 설립 지원업무	2004.01 – 2004.12	685	
	2003년 10월	자산계정 정밀검토 지원	2004.02 – 2004.10	814	
		기 타		546	
		소 계		4,213	
제35기	2003년 1월	투자분석 개선 지원업무	2003.01 – 2003.12	587	
	2002년 10월	해외합작법인 설립 지원업무	2002.11 – 2003.08	656	
	2002년 3월	Global 계정통일화 작업 지원업무	2002.03 – 2003.12	1,294	
	2002년 10월	자산계정 정밀검토 지원업무	2002.11 – 2003.01	253	
	2002년 3월	해외법인 자금 Flow 개선 지원업무	2002.04 – 2003.12	364	
		기 타		973	
		소 계		4,127	

3. 기타

 - 해당사항 없음

V. 지배구조 및 관계회사 등의 현황

1. 지배구조의 개요

가. 이사회제도에 관한 사항

(1) 이사회의 구성에 관한 사항

(가) 이사회의 권한 내용

- 이사회는 법령 또는 정관에 정하여진 사항, 주주총회로부터 위임받은 사항, 회사 경영의 기본방침 및 업무집행에 관한 중요 사항을 의결한다.
- 이사회는 이사의 직무의 집행을 감독한다.

  ① 주주 총회의 소집과 이에 제출할 의안
  【법규· 정관상 의무사항】
  1) 주주총회의 소집
  2) 영업보고서 및 재무제표의 승인
  3) 정관의 변경
  4) 자본의 감소
  5) 회사의 해산, 합병, 회사의 계속
  6) 회사의 영업전부 또는 중요한 일부의 양도 및 양수
  7) 영업전부의 임대 또는 경영위임, 타인과 영업의 손익 전부를 같이하는
     계약 기타 이에 준할 계약의 체결이나 변경 또는 해약
  8) 사후설립
  9) 이사의 선임 및 해임
  10) 주식의 액면미달 발행
  11) 이사의 회사에 대한 책임의 면제
  12) 주식배당 결정
  13) 주식매수선택권의 부여
  14) 이사의 보수

15) 주주총회 의장 선임

16) 주주총회 소집권자의 선임

17) 기타 주주총회에 부의할 의안

② 경영 등에 관한 사항

【표준이사회 규정상 추가사항】

1) 회사경영의 기본 방침의 결정 및 변경

2) 경영계획 및 분기, 반기보고서 승인

③ 재무 등에 관한 사항

【법규· 정관상 의무사항】

1) 준비금의 자본전입

2) 주식발행에 관한 사항

· 신주발행의 결정

· 전환사채, 신주인수권부 사채의 발행

3) 자기주식의 취득, 처분, 소각

4) 내부거래 등의 승인

　다음 각호의 경우에 이사회의 승인을 받도록 한다.

　가. 독점규제 및 공정거래에 관한 법률상 특수관계인을 상대로

　　　하거나, 동 특수관계인을 위하여 동법 제11조의2의 규정에

　　　따른 대규모 내부거래를 하고자 하는 경우

　나. 회사의 최대주주(그의 증권거래법상 특수관계인을 포함한다)

　　　및 증권거래법상 특수관계인과 증권거래법 제191조의19 제1

　　　항 각호에서 규정하고 있는 거래를 하고자 하는 경우.

　　　다만, 동조 제2항 제2호에 따라 이사회에서 거래총액을 승인

　　　받은 경우는 그러하지 아니하다.

5) 주식매수선택권의 부여 (이사 제외)

【기타 주요 재무사항】

1) 자본금 10% 이상 상당 타법인출자, 처분

2) 자본금 10% 이상 상당 해외직접투자

3) 자산재평가 실시

4) 주권 등 액면분할, 병합

5) 중대한 회계처리기준 변경

6) 건별 자본금 10%이상 상당 담보제공 또는 채무보증

   - 담보 : 타인을 위하여 담보를 제공하는 경우에 한함.

   - 채무보증 : 입찰, 계약, 하자, 차액보증 등의 이행보증과 납세보증은 제외함.

7) 자기 자본 50%이상 상당 금액 차입계약 체결

8) 해외증권시장 주권 상장

9) 투신사 자사주펀드 가입, 중도해지중 중요한 사항

   참고) 투신사 자사주펀드 가입, 중도해지

10) 유상증자시 실권주식 처리

11) 자본금 10% 상당 금액 가지급 또는 대여

12) 자본금 10% 상당 금액이상의 증여

④ 이사 및 이사회, 위원회등에 관한 사항

   【법규·정관상 의무사항】

   1) 이사의 경업, 동종업종 타회사 임원의 겸임 및 이사와 회사간의

      거래의 승인

   2) 이사회 의장의 선임 (정관)

   3) 대표이사의 선정 및 공동 대표의 결정

   4) 이사의 직위, 직무의 위촉과 해촉 (정관)

   5) 위원회 설치 및 위원의 선임 및 해임

⑤ 기 타

   1) 이사회 운영 규칙 및 위원회 운영규칙의 개폐

   2) 기타 법령 또는 정관에 정하여진 사항, 주주총회에서 위임받은 사항 및

      대표이사가 필요하다고 인정하는 사항

(나) 이사후보의 인적사항에 관한 주총 전 공시여부 및 주주의 추천여부

   - 이사회에 의한 사내이사 후보 추천 (김인주)

   - 경영참고사항 비치,공시('05.2.2)시 이사후보에 대한 인적사항 공시

* 공시된 경영참고사항중 이사후보의 인적사항

구 분	이사후보 Profile	비고
사내이사	1. 김 인 주 (金 仁 宙) ○ 생년월일 : 1958. 12. 13 ○ 학력사항 - 1980. 2 : 서울대학교 공과대학 졸업 - 1982. 2 : 한국과학기술원 산업공학과 졸업 ○ 주요 경력사항 - 1980. 1 : 제일모직주식회사 입사 - 1996. 1 : 삼성그룹 회장비서실 재무담당, 이사 - 1998. 4 : 삼성전자 회장실 상무 - 1999. 1 : 삼성전자 회장실 전무 - 2001. 3 : 삼성전자 회장실 부사장 - 2004. 1 : 삼성전자 회장실 사장 ~ 현재 ○ 회사와의 거래내역 및 최대주주와의 관계 : 없음	이사회 추천

(다) 사외이사후보추천위원회 설치 및 구성 현황

성 명	사외이사 여부	비 고
윤종용	×	사외이사 1/2이상 (증권거래법 제191조의 16 제3항의 규정 충족)
최도석	×	
정귀호	○	
이와사키	○	

(라) 사외이사 현황

성 명	주 요 경 력	최대주주등과의 이해관계	비 고
Franz-Hermann Hirlinger	Swiss-Asia Consulting Partner & Director (2004 ~현재) State of Bavaria Korea Office 대표 (2001 ~ 2003) Bayerische Landesbank Tokyo(1995 ~ 2004) 및 Seoul(1997~2003) 수석 부사장 Credit Suisse 수석 투자매니저 및 국제마케팅 책임자 (1991~1995)	해당없음	
정귀호	법무법인 바른법률 변호사 (1999 ~ 현재) 대법원 대법관 (1993 ~ 1999) 춘천지방법원 법원장 (1992 ~ 1993)	해당없음	
임성락	한국 FPSB 전무 (2000 ~ 현재) 국은투신운용 대표이사 사장 (1998 ~ 2000) 한국장기신용은행 상무 (1998)	해당없음	
황재성	김&장 법률사무소 상임고문 (1999 ~ 현재) 서울지방국세청장 (1998 ~ 1999) 경인지방국세청장 (1996 ~ 1998)	해당없음	
Tetsuo Iwasaki	International Management Association 회장 (2005 ~ 현재) GPI Inc. 대표이사 회장 (2004 ~ 현재) Applied Materials, Inc. 수석 고문 (2002 ~ 현재)	해당없음	
이갑현	Boston Consulting Group 고문 (2001 ~ 현재) 한국외환은행 행장 (1999 ~ 2000) 한국외환은행 상무이사 (1997 ~1999)	해당없음	
Goran S.Malm	Boathouse Ltd 회장 & CEO (2000 ~ 현재) Dell Computer Asia Pacific 사장 겸 Dell Computer 수석부사장 (1999 ~ 2000)	해당없음	

성 명	주 요 경 력	최대주주등과의 이해관계	비 고
	GE Asia-Pacific사장 겸 GE 수석부사장 (1997 ~ 1999)		

(마) 이사의 손해배상책임보험 가입여부

성 명	보 험 료	보 험 금	회사 부담금	비 고
삼성전자	9,800백만원 (817백만원/월)	2,000억	9,800백만원 (817백만원/월)	- 기간 : '05.4.6~'06.4.6 - 대상 : 등기이사 및 전 임원(해외법인 포함) ※ 소급일은 '98.4.6이며, 가입사는 삼성화재임.

(2) 이사회의 운영에 관한 사항

(가) 이사회 운영규정의 주요내용

　1. 목적
　　이 규정은 이사회의 효율적인 운영을 위하여 필요한 사항을 규정함을
　　목적으로 한다.

　2. 권한
　① 이사회는 법령 또는 정관에 정하여진 사항, 주주총회로부터 위임받은 사항,
　　　회사경영의 기본방침 및 업무집행에 관한 중요 사항을 의결한다.
　② 이사회는 이사의 직무의 집행을 감독한다.

　3. 구성
　　이사회는 이사 전원으로 구성하며, 법령 또는 정관에 의하여 선임된
　　사외이사를 포함한다.

　4. 종류
　① 이사회는 정기이사회와 임시이사회로 한다.
　② 정기이사회는 매분기 1회 개최를 원칙으로 한다.
　③ 임시이사회는 필요에 따라 수시로 개최한다.

　5. 이사회의 소집
　① 이사회는 의장이 소집하며 의장은 회일을 정하여 늦어도 24시간전에

각 이사에게 문서, 전자문서 또는 구두로써 통지하여야 한다.

다만, 이사전원의 동의가 있을 때에는 소집절차를 생략할 수 있다.

② 각 이사는 업무수행상 필요하다고 인정되는 경우 의안과 그 사유를 밝히어

의장에게 이사회 소집을 요구할 수 있으며, 의장이 정당한 이유없이

이사회 소집을 거절하는 경우에는 이사회의 소집을 요구한 이사가

이사회를 소집할 수 있다. 이때에도 제1항의 규정을 준용한다.

6. 부의사항

① 이사회에 부의할 사항은 법령 또는 정관에 정하여진 사항, 주주총회로부

터 위임받은 사항, 기타회사업무 집행에 관한 중요사항으로 한다.

② 제1항의 규정에 따라 이사회에 부의할 사항은 다음과 같다.

  1. 주주 총회의 소집과 이에 제출할 의안

  2. 경영 등에 관한 사항

  3. 재무 등에 관한 사항

  4. 이사 및 이사회, 위원회등에 관한 사항

  5. 기 타

7. 위임

이사회는 이사회의 의결을 거쳐야 할 사항 중 법령 또는 정관에 정하여진

것을 제외하고는 이사회의 결의로써 위원회에 그 결정을 위임할 수 있다.

8. 의사록

① 이사회의 의사진행에 관하여는 의사록을 작성하여야 한다.

② 의사록에는 이사회의 안건 경과요령과 그 결과, 반대하는 자와 그 반

대하는 이유를 기재하고, 출석한 이사전원이 기명날인 또는 서명을 한다.

(나) 이사회의 주요활동내역

회 차	개최일자	의 안 내 용	가결여부	비 고
1	'05.01.14	① 제36기 재무제표 및 영업보고서 승인의 건 ② 2005년 경영계획 승인의 건 ※ 보고1 : 내부회계관리제도 운영실태 보고의 건 보고2 : 내부회계관리제도 운영실태 평가보고의 건	가결 가결	

2	'05.02.02	① 제36기 정기주주총회 소집결정의 건
		② 제36기 정기주주총회 회의 목적사항 결정의 건
		  - 제1호 : 제36기 대차대조표, 손익계산서
		     및 이익잉여금처분계산서(안) 승인의 건
		  - 제2호 : 사내이사 선임의 건
			가결
			가결	

회 차	개최일자	의 안 내 용	가결여부	비 고
		- 제3호 : 이사 보수한도 승인의 건 ③ 주식예탁증서(DR)의 의결권 수임자 결정의 건 ※ 공지 : 제36기 정기주주총회 준비현황	가결	
3	'05.03.11	① 이사 업무위촉의 건 ② 제36기('04년) 연결재무제표 공고(안) 승인의 건 ③ 주식매수선택권 행사에 따른 지급주식 결정의 건 ④ 삼성카드(주) 유상증자 참여의 건	가결 가결 가결 가결	
4	'05.04.15	① 제37기 1/4분기 재무제표 및 분기보고서 승인의 건 ② 이사회 규정 및 경영위원회 규정 개정의 건 ※ 보고1 : 주식매수선택권 실효내역 보고 　　보고2 : '05년 임원배상책임보험 갱신 결과보고	가결 가결	

(다) 이사회에서의 사외이사의 주요활동내역

회 차	개최일자	사외이사 참석인원	비 고
1	'05.01.14	7(7)	
2	'05.02.02	6(7)	
3	'05.03.11	5(7)	
4	'05.04.15	7(7)	

* ( )안은 총사외이사수

(라) 이사회내의 위원회 구성현황과 그 활동내역

□ 위원회
① 이사회는 그 결의로 이사회내에 다음 각 호의 위원회를 설치할 수 있다.
　가. 경영위원회
　나. 감사위원회
　다. 사외이사후보 추천위원회
　라. 기타 이사회가 필요하다고 인정하는 위원회
② 각 위원회의 권한, 운영등에 관하여는 관계법령에서 다른 정함이 있는
　경우를 제외하고는 이사회결의로 정한다.
③ 위원회는 결의된 사항을 각 이사에게 통지하여야 한다. 이 경우 이를
　통지받은 각 이사는 통지를 받은 날로부터 2일내에 이사회의 의장에게
　이사회의 소집을 요구할 수 있으며, 이사회는 위원회가 결의한 사항을
　다시 결의할 수 있다.

④ 이사가 위원회의 결의사항에 대한 통지를 받은 후 제3항에서 정한 기간 내에 이사회의 소집을 요구하지 아니한 경우에는 위원회의 결의는 이사회에서 다시 결의할 수 없다.

⑤ 위원회에 대해서 제8조(이사회 소집), 제9조(결의방법) 및 제15조(의사록)의 규정을 준용한다.

□ 경영위원회

① 이사회는 이사회의 결의로 경영위원회를 설치할 수 있다.

② 경영위원회는 이사회 규정 및 결의에 따라 그 업무를 수행하여야 하며, 그 외 수시로 이사회가 위임한 사항에 관하여 심의하고 결의한다. 경영위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.

③ 제②항에 의거 경영위원회에 위임한 사항은 다음과 같다.

  1. 경영일반에 관한 사항

  1) 회사의 년간 또는 중장기 경영방침 및 전략

  2) 주요 경영전략

  3) 사업계획·사업구조 조정 추진

  4) 해외 지법인등 거점의 신규진출, 이전 및 철수

  5) 해외업체와의 전략적 제휴 등 협력추진

  6) 국내외 자회사 매입 또는 매각

  7) 기타 주요 경영현황

  8) 지점, 공장, 사무소 사업장의 설치 및 이전, 폐지

  9) 지배인의 선임 또는 해임

  10) 최근사업년도 생산액의 10%이상 생산중단, 폐업

  11) 기술도입계약체결 및 기술이전, 제휴

  12) 신물질, 신기술관련 특허권 취득, 양수, 양도계약

  13) 최근사업년도 매출액의 10%이상 상당 제품수거, 파기

  14) 최근사업년도 매출액의 10%이상 상당 단일계약 체결

  15) 최근사업년도 매출액의 10%이상 상당 단일판매 대행 또는 공급계약 체결 또는 해지

  16) 조직의 운영에 관한 기본원칙

  17) 급여체계, 상여 및 후생제도의 기본원칙의 결정 및 변경

  18) 명의개서 대리인의 선임, 해임 및 변경

19) 주주명부폐쇄 및 기준일 설정에 관한 사항

20) 업무추진 및 경영상 필요한 세칙의 제정

2. 재무등에 관한 사항

1) 10억원 이상 자본금 10%미만 상당 타법인 출자, 처분

2) 10억원 이상 자본금 10%미만 상당 해외 직접투자

3) 10억원 이상 자본금 10%미만 상당 신규 담보제공 또는 신규 채무보증

   (기간 연장은 제외함)

   - 담보 : 타인을 위하여 담보를 제공하는 경우에 한함.

   - 채무보증 : 입찰, 계약, 하자, 차액보증 등의 이행보증과 납세보증은 제외함.

4) 10억원 이상 자기자본 50%미만 상당 신규 차입계약 체결

   (기간 연장은 제외함)

5) 내부거래의 승인

   내부거래라 함은 독점규제 및 공정거래에 관한 법률상의 특수관계인을
   상대방으로 하거나 특수관계인을 위하여 10억원 이상 100억원 미만 상당의
   자금(가지급금, 대여금 등), 유가증권(주식, 회사채 등) 또는 자산
   (부동산, 무채재산권 등)을 제공하거나 거래하는 행위

6) 사채발행

7) 신규시설투자

8) 중요한 고정자산 취득, 처분 결정

3. 기타 이사회에서 위임한 사항 또는 이사회의 권한에 속하는 사항 중
   이사회 규정에 따라 이사회에 부의할 사항으로 명시된 사항과 다른 위원
   회에 위임한 사항을 제외한 일체의 사항

- 경영위원회 구성현황

성 명	주 요 경 력	비 고
윤종용	삼성전자 대표이사 부회장 (2000 ~ 현재)	사내이사
이윤우	삼성전자 대표이사 부회장 (2004 ~ 현재)	사내이사
최도석	삼성전자 대표이사 사장 (2003 ~ 현재)	사내이사

- 경영위원회 활동내역

회 차	개최일자	의 안 내 용	가결여부	비 고
1	'05.01.10	① 메모리 라인증설 투자의 건 ② 메모리 증설	가결 가결	
2	'05.01.17	① TSTC 투자의 건 ② 특허계약 체결의 건	가결 가결	
3	'05.01.31	① 해외법인 지급보증의 건 ② 무역금융한도 연장의 건 ③ 메카트로닉스연구소 투자의 건	가결 가결 가결	
4	'05.02.21	① 담보 제공의 건 ② 중국 SESS법인 증설 투자의 건 ③ 기술원 크린룸 건설 투자의 건	가결 가결 가결	
5	'05.02.25	① LCD 라인 설비 투자의 건	가결	
6	'05.03.21	① CMLA(有) 추가 투자의 건 ② 특허계약의 건 ③ 특허계약의 건	가결 가결 가결	
7	'05.03.28	① 해외법인 지급보증의 건 ② 신용공여한도 연장 및 증액의 건 ③ 거점 통합 운영의 건 ④ 삼성생명공익재단 기부의 건 ⑤ 삼성복지재단 기부의 건	가결 가결 가결 가결 가결	
8	'05.04.04	① 한국경제신문 유상증자 참여의 건	가결	
9	'05.04.18	① 기존라인 증설 및 Upgrade 투자의 건 ② SYS.LSI 투자의 건 ③ '05년 임원배상책임보험 갱신의 건	가결 가결 가결	
10	'05.04.25	① SAS라인 증설 투자의 건 ② LCD 증설 투자의 건 ③ 중국 TSTC,SSKMT 자본금 증자의 건 ④ 삼성생명 공익재단 기부금 출연의 건	가결 가결 가결 가결	

□ 감사위원회

① 이사회는 이사회의 결의로 감사위원회를 설치할 수 있다.

② 감사위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.

 ※ 세부사항은 '나. 감사제도에 관한 사항 '참조

□ 사외이사후보 추천위원회

① 이사회는 이사회의 결의로 사외이사후보 추천위원회를 설치할 수 있다.

② 사외이사후보 추천위원회의 구성, 운영등에 관한 상세한 사항은 이사회
 에서 정한다.

- 사외이사후보 추천위원회 구성현황

성 명	주 요 경 력	비 고
윤종용	삼성전자 대표이사 부회장 (2000 ~ 현재)	사내이사
최도석	삼성전자 대표이사 사장 (2003 ~ 현재)	사내이사

성 명	주 요 경 력	비 고
정귀호	법무법인 바른법률 변호사 (1999 ~ 현재) 대법원 대법관 (1993 ~ 1999) 춘천지방법원 법원장 (1992 ~ 1993)	사외이사
Tetsuo Iwasaki	International Management Association 회장 (2005 ~ 현재) GPI Inc. 대표이사 회장 (2004 ~ 현재) Applied Materials, Inc. 수석고문 (2002 ~ 현재)	사외이사

- 설치목적 : 관계법령과 정관 및 이사회규정에 따라 회사의 사외이사 후보를
  추천하기 위함.
- 권한사항 : 사외이사를 선임하기 위한 주주총회에 사외이사 후보를 추천함

□ 내부거래위원회
① 이사회는 이사회의 결의로 내부거래위원회를 설치할 수 있다.
② 내부거래위원회의 구성, 운영등에 관한 상세한 사항은 이사회에서 정한다.
- 내부거래위원회 구성현황

성 명	주 요 경 력	최대주주등과의 이해관계	비 고
황재성	김&장 법률사무소 상임고문 (1999 ~ 현재) 서울지방국세청장 (1998 ~ 1999) 경인지방국세청장 (1996 ~ 1998)	해당없음	사외이사
임성락	한국 FPSB 전무 (2000 ~ 현재) 국은투신운용 대표이사 사장 (1998 ~ 2000) 한국장기신용은행 상무 (1998)	해당없음	사외이사
이갑현	Boston Consulting Group 고문 (2001 ~ 현재) 한국외환은행 행장 (1999 ~ 2000) 한국외환은행 상무이사 (1997 ~1999)	해당없음	사외이사

- 설치목적 : 공정거래 자율준수 체제 구축을 통해 회사 경영의 투명성을 일층
  제고하기 위함.
- 권한사항
  o 내부거래 보고 청취권
    계열사와의 내부거래 현황에 대해 보고받을 수 있음.
    ※ 100억원 이상 거래는 사전 심의하고, 100억원 미만 거래에 대해서는
       중요한 거래에 한하여 사전 심의 및 의결함.
  o 내부거래 직권조사 명령권
  o 내부거래 시정 조치 건의권

- 활동내역

회 차	개최일자	의안내용	가결여부	비고
1	'05.01.13	o 보고사항 : '04년 4분기 내부거래현황 및 점검결과 보고	−	
2	'05.03.10	o 심의사항 : 대규모내부거래에 대한 사전 심의 　　1) 삼성카드 유상증자 참여의 건	−	

나. 감사제도에 관한 사항

(1) 감사기구 관련 사항

(가) 감사위원회(감사) 설치여부, 구성방법 등

- 감사위원회 규정
  · 이 규정은 증권거래법 제191조의 17, 상법 제415조의 2에 의거
    감사위원회의 구성, 운영 및 권한· 책임등에 필요한 사항을 정함을
    목적으로 한다.
- 구성방법 등
  · 위원회는 3인의 이사로 구성한다.
    단, 위원 총수의 3분의 2 이상을 사외이사로 구성한다.
  · 위원장은 위원회의 결의로 선임하며, 위원장이 위원회의 의장이 된다.
  · 위원의 해임은 이사 총수의 3분의 2 이상의 이사회결의로서 가능하며,
    이사회는 해임, 이사의 임기만료 또는 일신상의 이유 등으로 위원회에
    결원이 생길 경우 지체없이 충원을 해야 한다.

(나) 감사위원회(감사)의 감사업무에 필요한 경영정보접근을 위한 내부장치 마련 여부

  ① 업무감사권
    위원회는 이사회 및 대표이사 등이 회사업무 전반에 걸쳐 행한 업무진행
    전반을 감사할 수 있다.
  ② 영업보고요구권 및 업무재산 조사권
    위원회는 언제든지 이사 및 직원에 대해 영업에 관한 보고를 요구하거나

회사의 업무와 재산상태를 조사할 수 있다.

③ 이사보고의 수령권

이사는 회사에 현저한 손해를 미칠 염려가 있는 사실을 발견한 때에는
즉시 위원회에 이를 보고해야 한다.

④ 자회사에 대한 조사권

모회사의 위원회는 그 직무를 수행하기 위하여 필요한 때에는 자회사에
대하여 영업의 보고를 요구할 수 있다. 또한 자회사가 지체없이 보고하지
않을시 또는 그 보고의 내용을 확인할 필요가 있을 때는 자회사의 업무와
재산상태를 조사할 수 있다.

⑤ 이사의 위법행위 유지청구권

이사가 법령 또는 정관에 위반한 행위를 하여 이로 인하여 회사에 회복할
수 없는 손해가 생길 염려가 있는 경우에는 회사를 위하여 이사에 대하여
그 행위를 留止할 것을 청구할 수 있다.

⑥ 각종의 소권

위원회는 총회결의 취소, 신주발행 무효, 감자 무효 등의 訴를 제기할 수
있으며, 이 때에는 담보제공 의무가 면제된다.

⑦ 주주총회 소집청구권

위원회는 회의의 목적사항과 소집의 이유를 기재한 서면을 이사회에
제출하여 임시총회의 소집을 청구할 수 있다.

⑧ 위원회는 회사의 비용으로 전문가의 조력을 구할 수 있다.

⑨ 외부감사인 후보자 추천에 관한 권한

⑩ 기타 법령,정관 및 이사회결의에 의하여 감사위원회에 부여된 사항에
관한 권한

(다) 감사위원회(감사)의 인적사항

성 명	주 요 경 력	결격 요건 여부	비고
임성락	한국 FPSB 전무 (2000 ~ 현재) 국은투신운용 대표이사 사장 (1998 ~ 2000) 한국장기신용은행 상무 (1998)	해당사항없음	사외이사
황재성	김&장 법률사무소 상임고문 (1999 ~ 현재) 서울지방국세청장 (1998 ~ 1999) 경인지방국세청장 (1996 ~ 1998)	해당사항없음	사외이사
이갑현	Boston Consulting Group 고문 (2001 ~ 현재) 한국외환은행 행장 (1999 ~ 2000) 한국외환은행 상무이사 (1997 ~1999)	해당사항없음	사외이사

(2) 감사위원회(감사)의 주요활동내역

회 차	개최일자	의안내용	가결여부	비고
1	'05.01.07	- 외부감사인 선임 진행경과 보고	-	3(3) 참석
2	'05.01.13	- 제36기 재무제표 및 영업보고서 보고 - '04년 내부 회계관리제도 운영실태 보고 - 외부감사인 선임 심의, 승인	- - 가결	3(3) 참석
3	'05.03.10	- '04년 연결재무제표 공고안	-	3(3) 참석
4	'05.04.14	- 제37기 1분기 재무제표 및 분기보고서 공고(안) 보고 - 제37기('05년) 회계감사 보수계약 검토결과 보고 - 제37기('05년) 1분기 비감사업무계약 현황보고	- - -	3(3) 참석

다. 주주의 의결권행사에 관한 사항

(1) 집중투표제의 채택여부
 - 해당사항 없음

(2) 서면투표제 또는 전자투표제의 채택여부
 - 해당사항 없음

(3) 소수주주권의 행사여부

행사자	소수주주권	행사사유	진행 경과	비고
장윤선외 21 명	대표소송 제기권	이건희외10인에 대하여, 「삼성전자(주)의 대표이사 또는 자금담당이사로 재직한 자로서 "노태우 전대통령에 대한 뇌물공여행위 외4"의 행위를 하여 주주의 이익을 배신하고 회사에 손해를 입혔으니 이를 배상할 것」 을 청구.	2001.12.27. 1심판결 (원고 일부 승소) 2003.11.20 2심 판결 (원고일부 승소) 현재 대법원 상고심 계류中	※행사근거 법령 및 행사요건 -상법제403조'주주의 대표소송' 및 증권거래법 제191조의 13의 1항 - 6월 전부터 계속하여 발행주식총수의 10,000분의 1이상 소유

라. 임원의 보수 등

(1) 이사(사외이사 포함) 및 감사위원회 위원(감사)의 보수현황

(단위 : 억원)

구 분	지급총액	주총승인금액	1인당평균 지급액	비고
사내이사(6인)	312.5	600억원	52.1	
사외이사(7인)	1.1		0.2	감사위원회위원(3인) 포함

(2) 주식매수선택권 부여 · 행사현황

[2005년 03월 31일   현재]   (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
윤종용	등기임원	2000년 03월 16일	자기주식 교부	보통주	100,000	–	5,226	94,774	'03.3.17~'10.3.16	272,700	502,000
이학수	등기임원	2000년 03월 16일	자기주식 교부	보통주	100,000	–	5,226	94,774	'03.3.17~'10.3.16	272,700	502,000
이윤우	등기임원	2000년 03월 16일	자기주식 교부	보통주	70,000	40,000	3,659	26,341	'03.3.17~'10.3.16	272,700	502,000
최도석	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	15,000	2,117	32,883	'03.3.17~'10.3.16	272,700	502,000
김인주	등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	–	2,612	47,388	'03.3.17~'10.3.16	272,700	502,000
합 계	–	–	–	–	370,000	55,000	18,840	296,160	–	–	–

※ 변동수량 중 '취소' 주식수는 '03,'04년 이익소각으로 인한 부여주식수 감소임.
※ '종가'는 '05.3.31일 종가임

[2005년 3월 31일 현재]   (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
윤종용	등기임원	2001년 03월 09일	자기주식 교부	보통주	100,000	2,000	5,226	92,774	'04.3.10~'11.3.9	197,100	502,000
이학수	등기임원	2001년 03월 09일	자기주식 교부	보통주	100,000	–	5,226	94,774	'04.3.10~'11.3.9	197,100	502,000
이윤우	등기임원	2001년 03월 09일	자기주식 교부	보통주	70,000	–	3,659	66,341	'04.3.10~'11.3.9	197,100	502,000
최도석	등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	1,500	2,612	45,888	'04.3.10~'11.3.9	197,100	502,000
김인주	등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	–	2,612	47,388	'04.3.10~'11.3.9	197,100	502,000
합 계					370,000	3,500	19,335	347,165			

※ 변동수량 중 '취소' 주식수는 '03,'04년 이익소각으로 인한 부여주식수 감소임.
※ '종가'는 '05.3.31일 종가임

○ 미등기 임원 및 직원

[2005년 3월 31일 현재]   (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강병직	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	502,000
강호문	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	20,000	1,566	8,434	'03.3.17~'10.3.16	272,700	502,000
권오현	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	–	783	14,217	'03.3.17~'10.3.16	272,700	502,000
김성권	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	–	15,000	–	'03.3.17~'10.3.16	272,700	502,000
김영기	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	502,000
김인수	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	502,000
김재욱	미등기임원	2000년 03월 16일	자기주식 교부	보통주	20,000	–	1,044	18,956	'03.3.17~'10.3.16	272,700	502,000
김 준	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	502,000
김철교	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	–	260	4,740	'03.3.17~'10.3.16	272,700	502,000
김치우	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	5,000	356	4,644	'03.3.17~'10.3.16	272,700	502,000
나영배	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	14,471	529	–	'03.3.17~'10.3.16	272,700	502,000
노인식	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	–	783	14,217	'03.3.17~'10.3.16	272,700	502,000
노형래	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	502,000
류병일	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	502,000
맹윤재	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	502,000
박노병	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	502,000
박상호	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	502,000
박재중	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	502,000
박종우	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	502,000
박형건	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	502,000
방인배	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	–	260	4,740	'03.3.17~'10.3.16	272,700	502,000
서광벽	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	–	521	9,479	'03.3.17~'10.3.16	272,700	502,000

부여 받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
서양석	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	'03.3.17~'10.3.16	272,700	502,000
성인희	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	'03.3.17~'10.3.16	272,700	502,000
송동일	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	8,000	368	1,632	'03.3.17~'10.3.16	272,700	502,000
송지오	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	'03.3.17~'10.3.16	272,700	502,000
신만용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
신윤승	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
안주환	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
유인경	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
윤석열	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	'03.3.17~'10.3.16	272,700	502,000
윤석호	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
윤주화	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
이기원	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
이기태	미등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	-	2,612	47,388	'03.3.17~'10.3.16	272,700	502,000
이기흥	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
이문용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	20,000	10,000	853	9,147	'03.3.17~'10.3.16	272,700	502,000
이상완	미등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	-	2,612	47,388	'03.3.17~'10.3.16	272,700	502,000
이상현	미등기임원	2000년 03월 16일	자기주식 교부	보통주	40,000	-	2,090	37,910	'03.3.17~'10.3.16	272,700	502,000
이석한	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	2,000	193	2,807	'03.3.17~'10.3.16	272,700	502,000
이성규	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	10,000	-	'03.3.17~'10.3.16	272,700	502,000
이성주	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	-	1,566	28,434	'03.3.17~'10.3.16	272,700	502,000
이순동	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	-	1,566	28,434	'03.3.17~'10.3.16	272,700	502,000
이우희	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	-	30,000	-	'03.3.17~'10.3.16	272,700	502,000
이원성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
이중용	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
이지섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
이창렬	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	-	1,566	28,434	'03.3.17~'10.3.16	272,700	502,000
이충전	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	2,500	783	11,717	'03.3.17~'10.3.16	272,700	502,000
이현봉	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
임형규	미등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	200	2,612	47,188	'03.3.17~'10.3.16	272,700	502,000
장원기	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
장창덕	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
정유성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	'03.3.17~'10.3.16	272,700	502,000
정현량	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
조병덕	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
조수인	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
조원국	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	'03.3.17~'10.3.16	272,700	502,000
지대섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	1,000	521	8,479	'03.3.17~'10.3.16	272,700	502,000
진대제	-	2000년 03월 16일	자기주식 교부	보통주	70,000	-	3,659	66,341	'03.3.17~'10.3.16	272,700	502,000
천경준	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	28,988	1,012	-	'03.3.17~'10.3.16	272,700	502,000
최광해	미등기임원	2000년 03월 16일	자기주식 교부	보통주	15,000	-	783	14,217	'03.3.17~'10.3.16	272,700	502,000
최외흥	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
최주현	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
최자성	미등기임원	2000년 03월 16일	자기주식 교부	보통주	30,000	-	1,566	28,434	'03.3.17~'10.3.16	272,700	502,000
최진균	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
한용외	미등기임원	2000년 03월 16일	자기주식 교부	보통주	40,000	-	2,090	37,910	'03.3.17~'10.3.16	272,700	502,000
허기열	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
현광석	미등기임원	2000년 03월 16일	자기주식 교부	보통주	5,000	-	260	4,740	'03.3.17~'10.3.16	272,700	502,000
황인섭	미등기임원	2000년 03월 16일	자기주식 교부	보통주	10,000	-	521	9,479	'03.3.17~'10.3.16	272,700	502,000
황창규	미등기임원	2000년 03월 16일	자기주식 교부	보통주	50,000	-	2,612	47,388	'03.3.17~'10.3.16	272,700	502,000
합 계					1,130,000	92,159	109,700	928,141			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함.
※ '종가'는 '05.3.31일 종가임

[2005년 3월 31일 현재] (단위 : 원, 주)

부여 받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강병수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	502,000

부여받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강병우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
강병직	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	−	521	9,479	'04.3.10~'11.3.9	197,100	502,000
강병창	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,000	241	3,759	'04.3.10~'11.3.9	197,100	502,000
강승각	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	502,000
강영기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
강태용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	−	76	1,424	'04.3.10~'11.3.9	197,100	502,000
강효규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	−	'04.3.10~'11.3.9	197,100	502,000
강효문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	−	30,000	−	'04.3.10~'11.3.9	197,100	502,000
강효민	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	−	'04.3.10~'11.3.9	197,100	502,000
고병천	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	1,200	521	8,279	'04.3.10~'11.3.9	197,100	502,000
고성수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	−	76	1,424	'04.3.10~'11.3.9	197,100	502,000
고영범	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	502,000
공정택	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	502,000
곽병원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	700	260	4,040	'04.3.10~'11.3.9	197,100	502,000
구자현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
권기섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	502,000
권도헌	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	−	'04.3.10~'11.3.9	197,100	502,000
권오현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	−	783	14,217	'04.3.10~'11.3.9	197,100	502,000
권중열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,424	76	−	'04.3.10~'11.3.9	197,100	502,000
권태종	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.10~'11.3.9	197,100	502,000
권혁국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
권희민	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	−	521	9,479	'04.3.10~'11.3.9	197,100	502,000
길영준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	−	260	4,740	'04.3.10~'11.3.9	197,100	502,000
김 준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	−	783	14,217	'04.3.10~'11.3.9	197,100	502,000
김경대	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	−	76	1,424	'04.3.10~'11.3.9	197,100	502,000
김경태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,000	292	4,708	'04.3.10~'11.3.9	197,100	502,000
김경호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	−	76	1,424	'04.3.10~'11.3.9	197,100	502,000
김관순	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	−	76	1,424	'04.3.10~'11.3.9	197,100	502,000
김광진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	−	'04.3.10~'11.3.9	197,100	502,000
김광태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	502,000
김광현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	700	260	4,040	'04.3.10~'11.3.9	197,100	502,000
김광호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	502,000
김구섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	−	1,500	−	'04.3.10~'11.3.9	197,100	502,000
김기남	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	−	783	14,217	'04.3.10~'11.3.9	197,100	502,000
김기호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,822	178	−	'04.3.10~'11.3.9	197,100	502,000
김남윤	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	−	5,000	−	'04.3.10~'11.3.9	197,100	502,000
김동균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	−	'04.3.10~'11.3.9	197,100	502,000
김동기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
김동일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.10~'11.3.9	197,100	502,000
김동환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	−	76	1,424	'04.3.10~'11.3.9	197,100	502,000
김동훈	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	−	76	1,424	'04.3.10~'11.3.9	197,100	502,000
김명국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,740	260	−	'04.3.10~'11.3.9	197,100	502,000
김문걸	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	−	260	4,740	'04.3.10~'11.3.9	197,100	502,000
김봉균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	−	76	1,424	'04.3.10~'11.3.9	197,100	502,000
김봉영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	502,000
김상룡	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,000	222	2,778	'04.3.10~'11.3.9	197,100	502,000
김상수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	502,000
김상현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	−	76	1,424	'04.3.10~'11.3.9	197,100	502,000
김성권	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	−	15,000	−	'04.3.10~'11.3.9	197,100	502,000
김성식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,000	311	4,689	'04.3.10~'11.3.9	197,100	502,000
김세철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	−	'04.3.10~'11.3.9	197,100	502,000
김영기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	−	521	9,479	'04.3.10~'11.3.9	197,100	502,000
김영수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	−	76	1,424	'04.3.10~'11.3.9	197,100	502,000
김영식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
김영안	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	−	1,500	−	'04.3.10~'11.3.9	197,100	502,000
김영주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	−	260	4,740	'04.3.10~'11.3.9	197,100	502,000
김영철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	−	311	5,689	'04.3.10~'11.3.9	197,100	502,000
김영태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
김영호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	−	311	5,689	'04.3.10~'11.3.9	197,100	502,000
김영환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	−	76	1,424	'04.3.10~'11.3.9	197,100	502,000

부여 받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
김용민	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,567	433	–	'04.3.10~'11.3.9	197,100	502,000
김용철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	–	783	14,217	'04.3.10~'11.3.9	197,100	502,000
김용쾌	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,800	311	3,889	'04.3.10~'11.3.9	197,100	502,000
김용호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	–	6,000	–	'04.3.10~'11.3.9	197,100	502,000
김운섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	502,000
김원철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	1,500	–	'04.3.10~'11.3.9	197,100	502,000
김윤수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	5,000	–	'04.3.10~'11.3.9	197,100	502,000
김은미	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	3,000	254	2,746	'04.3.10~'11.3.9	197,100	502,000
김인수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	502,000
김일수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	502,000
김일웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	1,500	493	8,007	'04.3.10~'11.3.9	197,100	502,000
김재권	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	76	1,424	'04.3.10~'11.3.9	197,100	502,000
김재범	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	700	298	5,002	'04.3.10~'11.3.9	197,100	502,000
김재우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	76	1,424	'04.3.10~'11.3.9	197,100	502,000
김재욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	20,000	–	1,044	18,956	'04.3.10~'11.3.9	197,100	502,000
김재현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
김재휘	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	76	1,424	'04.3.10~'11.3.9	197,100	502,000
김정인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	–	'04.3.10~'11.3.9	197,100	502,000
김정환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	–	'04.3.10~'11.3.9	197,100	502,000
김종산	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
김종호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	76	1,424	'04.3.10~'11.3.9	197,100	502,000
김지승	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	–	'04.3.10~'11.3.9	197,100	502,000
김진자	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	76	1,424	'04.3.10~'11.3.9	197,100	502,000
김진태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,424	76	–	'04.3.10~'11.3.9	197,100	502,000
김진한	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	76	1,424	'04.3.10~'11.3.9	197,100	502,000
김창근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	–	'04.3.10~'11.3.9	197,100	502,000
김창현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	502,000
김천수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	5,000	–	'04.3.10~'11.3.9	197,100	502,000
김철교	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	502,000
김철진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	502,000
김철호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	–	'04.3.10~'11.3.9	197,100	502,000
김치우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	1,000	364	5,636	'04.3.10~'11.3.9	197,100	502,000
김태완	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	1,500	–	'04.3.10~'11.3.9	197,100	502,000
김태용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	1,500	–	'04.3.10~'11.3.9	197,100	502,000
김태일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,726	274	–	'04.3.10~'11.3.9	197,100	502,000
김태학	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	600	364	6,036	'04.3.10~'11.3.9	197,100	502,000
김태호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
김필영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	–	311	5,689	'04.3.10~'11.3.9	197,100	502,000
김행우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,100	260	1,640	'04.3.10~'11.3.9	197,100	502,000
김헌배	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	700	76	724	'04.3.10~'11.3.9	197,100	502,000
김헌성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
김현수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	–	521	9,479	'04.3.10~'11.3.9	197,100	502,000
김현덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	200	364	6,436	'04.3.10~'11.3.9	197,100	502,000
김현석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
김형걸	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	502,000
김형문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,000	311	4,689	'04.3.10~'11.3.9	197,100	502,000
김홍조	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	1,500	–	'04.3.10~'11.3.9	197,100	502,000
나영배	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	–	783	14,217	'04.3.10~'11.3.9	197,100	502,000
남궁기운	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	–	6,000	–	'04.3.10~'11.3.9	197,100	502,000
남성우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	502,000
노광춘	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	74	1,326	'04.3.10~'11.3.9	197,100	502,000
노기학	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
노원기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
노인식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	1,000	783	13,217	'04.3.10~'11.3.9	197,100	502,000
노태기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	502,000
노형래	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	14,494	506	–	'04.3.10~'11.3.9	197,100	502,000
도인록	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	76	1,424	'04.3.10~'11.3.9	197,100	502,000
류병일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	–	783	14,217	'04.3.10~'11.3.9	197,100	502,000
류승열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	1,500	–	'04.3.10~'11.3.9	197,100	502,000
류영무	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	300	76	1,124	'04.3.10~'11.3.9	197,100	502,000

부여받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
맹윤재	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	–	521	9,479	'04.3.10~'11.3.9	197,100	502,000
문주태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	900	260	3,840	'04.3.10~'11.3.9	197,100	502,000
문태원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,000	260	3,740	'04.3.10~'11.3.9	197,100	502,000
민동욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	502,000
민영성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	76	1,424	'04.3.10~'11.3.9	197,100	502,000
박경정	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
박광연	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,500	260	3,240	'04.3.10~'11.3.9	197,100	502,000
박규찬	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
박근환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	502,000
박노경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	502,000
박동수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	76	1,424	'04.3.10~'11.3.9	197,100	502,000
박영경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	76	1,424	'04.3.10~'11.3.9	197,100	502,000
박병하	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
박상근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	100	521	9,379	'04.3.10~'11.3.9	197,100	502,000
박상일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	400	364	6,236	'04.3.10~'11.3.9	197,100	502,000
박상진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	–	521	9,479	'04.3.10~'11.3.9	197,100	502,000
박상호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	200	783	14,017	'04.3.10~'11.3.9	197,100	502,000
박성수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,424	76	–	'04.3.10~'11.3.9	197,100	502,000
박신흥	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	–	'04.3.10~'11.3.9	197,100	502,000
박영규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	1,500	–	'04.3.10~'11.3.9	197,100	502,000
박영순	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
박영준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	–	'04.3.10~'11.3.9	197,100	502,000
박용조	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	800	63	637	'04.3.10~'11.3.9	197,100	502,000
박용직	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	76	1,424	'04.3.10~'11.3.9	197,100	502,000
박용진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	500	260	4,240	'04.3.10~'11.3.9	197,100	502,000
박유근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	–	'04.3.10~'11.3.9	197,100	502,000
박인식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	76	1,424	'04.3.10~'11.3.9	197,100	502,000
박재순	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	76	1,424	'04.3.10~'11.3.9	197,100	502,000
박재충	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	–	783	14,217	'04.3.10~'11.3.9	197,100	502,000
박전만	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	76	1,424	'04.3.10~'11.3.9	197,100	502,000
박종서	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
박종암	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	502,000
박종우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	–	783	14,217	'04.3.10~'11.3.9	197,100	502,000
박종욱	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	502,000
박종한	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	502,000
박주경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
박현기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	502,000
박형건	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	502,000
박효정	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	100	364	6,536	'04.3.10~'11.3.9	197,100	502,000
박희덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	–	76	1,424	'04.3.10~'11.3.9	197,100	502,000
방인배	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	502,000
방정호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	502,000
배경태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
배병률	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	502,000
배창섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
백남육	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	–	'04.3.10~'11.3.9	197,100	502,000
백봉주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	200	364	6,436	'04.3.10~'11.3.9	197,100	502,000
백승웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	–	311	5,689	'04.3.10~'11.3.9	197,100	502,000
변정우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	502,000
변현근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	–	'04.3.10~'11.3.9	197,100	502,000
서강덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	502,000
서광벽	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	–	521	9,479	'04.3.10~'11.3.9	197,100	502,000
서동일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
서병문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	–	10,000	–	'04.3.10~'11.3.9	197,100	502,000
서양석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.10~'11.3.9	197,100	502,000
서형원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	500	311	5,189	'04.3.10~'11.3.9	197,100	502,000
석준형	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	200	364	6,436	'04.3.10~'11.3.9	197,100	502,000
성인회	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	502,000
손대일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
손정민	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
송동일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,500	521	3,979	'04.3.10~'11.3.9	197,100	502,000
송백규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
송세안	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
송지오	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	502,000
송창룡	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
신균섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
신동호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	502,000
신만용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,000	521	4,479	'04.3.10~'11.3.9	197,100	502,000
신윤승	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	502,000
신종균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	502,000
심수철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
심창섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	502,000
안병연	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	200	364	6,436	'04.3.10~'11.3.9	197,100	502,000
안승준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	502,000
안일수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	502,000
안재근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
안정상	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
안주환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	502,000
양재호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	502,000
예광해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	2,500	212	2,288	'04.3.10~'11.3.9	197,100	502,000
오경석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
오상경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
오세영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	502,000
오세용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100	502,000
오영철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	502,000
오영환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	2,500	1,186	129	1,185	'04.3.10~'11.3.9	197,100	502,000
오장환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100	502,000
옥경석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
옥치국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
우문군	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
유두영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
유병률	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	502,000
유수경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
유영목	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	502,000
유인경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,000	426	4,574	'04.3.10~'11.3.9	197,100	502,000
유인경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
유제일	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
윤 백	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,000	57	443	'04.3.10~'11.3.9	197,100	502,000
윤부근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	502,000
윤석열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
윤석호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	502,000
윤승철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
윤정구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	502,000
윤주화	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	200	783	14,017	'04.3.10~'11.3.9	197,100	502,000
윤지홍	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	-	'04.3.10~'11.3.9	197,100	502,000
이강석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.10~'11.3.9	197,100	502,000
이강석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,424	76	-	'04.3.10~'11.3.9	197,100	502,000
이강훈	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
이건종	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,424	76	-	'04.3.10~'11.3.9	197,100	502,000
이경표	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	-	'04.3.10~'11.3.9	197,100	502,000
이경호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	-	'04.3.10~'11.3.9	197,100	502,000
이경훈	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	502,000
이관수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	502,000
이광성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	273	3,727	'04.3.10~'11.3.9	197,100	502,000
이규동	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
이근면	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100	502,000
이기순	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100	502,000
이기원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,663	337	-	'04.3.10~'11.3.9	197,100	502,000
이기태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	-	2,612	47,388	'04.3.10~'11.3.9	197,100	502,000
이기흥	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	5,000	426	4,574	'04.3.10~'11.3.9	197,100	502,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
이동헌	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	502,000
이문용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	20,000	-	1,044	18,956	'04.3.10~'11.3.9	197,100	502,000
이배원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
이병우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
이병철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	502,000
이봉우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	502,000
이상렬	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
이상업	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
이상열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
이상완	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	-	2,612	47,388	'04.3.10~'11.3.9	197,100	502,000
이상인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	6,000	-	'04.3.10~'11.3.9	197,100	502,000
이상현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	40,000	-	2,090	37,910	'04.3.10~'11.3.9	197,100	502,000
이상호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	1,500	-	'04.3.10~'11.3.9	197,100	502,000
이석한	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
이선용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
이선우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
이선종	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	1,000	521	8,479	'04.3.10~'11.3.9	197,100	502,000
이성규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000		'04.3.10~'11.3.9	197,100	502,000
이성주	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	28,434	1,566	-	'04.3.10~'11.3.9	197,100	502,000
이순동	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	-	1,566	28,434	'04.3.10~'11.3.9	197,100	502,000
이승구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
이승규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
이승원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
이영하	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
이용희	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
이원성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.10~'11.3.9	197,100	502,000
이원식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,800	311	3,889	'04.3.10~'11.3.9	197,100	502,000
이윤태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
이장재	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	502,000
이재경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
이재국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	2,000	311	3,689	'04.3.10~'11.3.9	197,100	502,000
이재민	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
이재원	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	502,000
이재율	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	1,000	250	3,750	'04.3.10~'11.3.9	197,100	502,000
이정복	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
이정순	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
이종식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	-	'04.3.10~'11.3.9	197,100	502,000
이종찬	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
이종해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
이종혁	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	4,000	311	1,689	'04.3.10~'11.3.9	197,100	502,000
이중용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	502,000
이지섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	4,000	521	5,479	'04.3.10~'11.3.9	197,100	502,000
이진석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	300	76	1,124	'04.3.10~'11.3.9	197,100	502,000
이창건	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,500	311	4,189	'04.3.10~'11.3.9	197,100	502,000
이창렬	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	-	30,000	-	'04.3.10~'11.3.9	197,100	502,000
이창우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	502,000
이철우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
이철환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	502,000
이충전	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100	502,000
이택근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
이학수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.10~'11.3.9	197,100	502,000
이한구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	502,000
이현봉	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	502,000
이효종	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
임순권	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.10~'11.3.9	197,100	502,000
임종현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	10,000	-	'04.3.10~'11.3.9	197,100	502,000
임창수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	800	63	637	'04.3.10~'11.3.9	197,100	502,000
임현문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	502,000
임형규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	-	2,612	47,388	'04.3.10~'11.3.9	197,100	502,000
장기철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000

부여받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
장병조	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	100	521	9,379	'04.3.10~'11.3.9	197,100	502,000
장원기	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	502,000
장일형	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	600	520	8,880	'04.3.10~'11.3.9	197,100	502,000
장정식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	500	311	5,189	'04.3.10~'11.3.9	197,100	502,000
장창덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.10~'11.3.9	197,100	502,000
장 혁	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	-	'04.3.10~'11.3.9	197,100	502,000
장형옥	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	502,000
장호승	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	502,000
전경식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	1,500	-	'04.3.10~'11.3.9	197,100	502,000
전광호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
전동수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	502,000
전병복	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
전상문	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
전성호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
전영현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100	502,000
전우헌	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
정경섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,732	268	-	'04.3.10~'11.3.9	197,100	502,000
정광영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
정국현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	2,400	476	7,124	'04.3.10~'11.3.9	197,100	502,000
정무관	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	-	'04.3.10~'11.3.9	197,100	502,000
정민형	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	500	76	924	'04.3.10~'11.3.9	197,100	502,000
정봉영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	100	783	14,117	'04.3.10~'11.3.9	197,100	502,000
정상근	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	502,000
정세웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
정용우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
정유성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	502,000
정의용	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	502,000
정인철	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	502,000
정재륜	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
정중동	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	1,500	-	'04.3.10~'11.3.9	197,100	502,000
정철희	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.10~'11.3.9	197,100	502,000
정태성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,797	203	-	'04.3.10~'11.3.9	197,100	502,000
정태영	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	-	'04.3.10~'11.3.9	197,100	502,000
정해수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
정해진	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
정현량	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	502,000
정현호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
정형웅	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,500	283	4,217	'04.3.10~'11.3.9	197,100	502,000
정활	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	100	364	6,536	'04.3.10~'11.3.9	197,100	502,000
조계옥	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	72	1,228	'04.3.10~'11.3.9	197,100	502,000
조남성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
조동식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,000	292	4,708	'04.3.10~'11.3.9	197,100	502,000
조병덕	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	502,000
조병수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	2,000	326	4,674	'04.3.10~'11.3.9	197,100	502,000
조상석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	-	7,000	-	'04.3.10~'11.3.9	197,100	502,000
조성림	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	9,663	337	-	'04.3.10~'11.3.9	197,100	502,000
조성현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	100	521	9,379	'04.3.10~'11.3.9	197,100	502,000
조세제	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
조수인	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	100	783	14,117	'04.3.10~'11.3.9	197,100	502,000
조원국	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	100	521	9,379	'04.3.10~'11.3.9	197,100	502,000
조원상	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
조정환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
조창현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
조현탁	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,451	49	-	'04.3.10~'11.3.9	197,100	502,000
조흥식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	3,100	203	1,697	'04.3.10~'11.3.9	197,100	502,000
주우식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.10~'11.3.9	197,100	502,000
지대섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	502,000
진대제	-	2001년 03월 09일	자기주식 교부	보통주	70,000	-	70,000	-	'04.3.10~'11.3.9	197,100	502,000
지영만	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	502,000
지완구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
차영수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
채종태	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	1,500	-	'04.3.10~'11.3.9	197,100	502,000
채희선	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,300	51	149	'04.3.10~'11.3.9	197,100	502,000
천경준	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	-	1,566	28,434	'04.3.10~'11.3.9	197,100	502,000
천방훈	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
최광해	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.10~'11.3.9	197,100	502,000
최도환	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	100	783	14,117	'04.3.10~'11.3.9	197,100	502,000
최문경	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	6,765	235	-	'04.3.10~'11.3.9	197,100	502,000
최민호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
최병석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	5,799	201	-	'04.3.10~'11.3.9	197,100	502,000
최생림	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.10~'11.3.9	197,100	502,000
최승하	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
최시돈	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
최신형	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
최외홍	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	1,100	783	13,117	'04.3.10~'11.3.9	197,100	502,000
최윤호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	502,000
최재관	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	200	76	1,224	'04.3.10~'11.3.9	197,100	502,000
최재구	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	1,000	76	424	'04.3.10~'11.3.9	197,100	502,000
최주현	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	200	783	14,017	'04.3.10~'11.3.9	197,100	502,000
최지성	미등기임원	2001년 03월 09일	자기주식 교부	보통주	30,000	-	1,566	28,434	'04.3.10~'11.3.9	197,100	502,000
최진균	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	502,000
최진석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	5,000	-	'04.3.10~'11.3.9	197,100	502,000
최창묵	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,000	-	1,000	-	'04.3.10~'11.3.9	197,100	502,000
최창수	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.10~'11.3.9	197,100	502,000
최창식	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.10~'11.3.9	197,100	502,000
한성규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	1,500	-	'04.3.10~'11.3.9	197,100	502,000
한용외	미등기임원	2001년 03월 09일	자기주식 교부	보통주	40,000	-	2,090	37,910	'04.3.10~'11.3.9	197,100	502,000
허기열	미등기임원	2001년 03월 09일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.10~'11.3.9	197,100	502,000
허상훈	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
허영호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.10~'11.3.9	197,100	502,000
허 흔	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	-	76	1,424	'04.3.10~'11.3.9	197,100	502,000
현광석	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	100	311	5,589	'04.3.10~'11.3.9	197,100	502,000
홍석우	미등기임원	2001년 03월 09일	자기주식 교부	보통주	6,000	1,000	311	4,689	'04.3.10~'11.3.9	197,100	502,000
홍성표	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.10~'11.3.9	197,100	502,000
홍순호	미등기임원	2001년 03월 09일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.10~'11.3.9	197,100	502,000
홍완훈	미등기임원	2001년 03월 09일	자기주식 교부	보통주	1,500	100	76	1,324	'04.3.10~'11.3.9	197,100	502,000
홍창완	미등기임원	2001년 03월 09일	자기주식 교부	보통주	5,000	100	260	4,640	'04.3.10~'11.3.9	197,100	502,000
황인섭	미등기임원	2001년 03월 09일	자기주식 교부	보통주	15,000	1,100	783	13,117	'04.3.10~'11.3.9	197,100	502,000
황창규	미등기임원	2001년 03월 09일	자기주식 교부	보통주	50,000	100	2,612	47,288	'04.3.10~'11.3.9	197,100	502,000
강기상외 154명	직원	2001년 03월 09일	자기주식 교부	보통주	214,500	72,883	9,989	131,628	'04.3.10~'11.3.9	197,100	502,000
합 계					2,729,500	387,478	374,433	1,967,589			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '05.3.31일 종가임

[2005년 3월 31일 현재]   (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강병우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
강영기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
감태응	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
고대윤	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.1~'12.2.29	329,200	502,000
고동진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	502,000
고성수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
고양진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	502,000
고태일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200	502,000
구자현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	502,000
권중열	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	502,000

부여받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
권혁국	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,600	153	1,747	'04.3.1~'12.2.29	329,200	502,000
김관순	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
김광수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.1~'12.2.29	329,200	502,000
김동기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
김동환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
김동환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	502,000
김봉균	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
김상항	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	300	521	9,179	'04.3.1~'12.2.29	329,200	502,000
김상현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	502,000
김성열	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.1~'12.2.29	329,200	502,000
김수봉	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	2,200	269	3,531	'04.3.1~'12.2.29	329,200	502,000
김양규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	502,000
김영수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	502,000
김영식	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
김영윤	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	300	521	9,179	'04.3.1~'12.2.29	329,200	502,000
김영조	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	-	783	14,217	'04.3.1~'12.2.29	329,200	502,000
김영태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	502,000
김영환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	502,000
김윤근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.1~'12.2.29	329,200	502,000
김재권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
김재명	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	502,000
김재우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
김재현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
김재휘	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
김정한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.1~'12.2.29	329,200	502,000
김종산	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
김종중	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.1~'12.2.29	329,200	502,000
김종호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	502,000
김준경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	502,000
김지승	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,383	117	-	'04.3.1~'12.2.29	329,200	502,000
김진태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	502,000
김진한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
김창근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,383	117	-	'04.3.1~'12.2.29	329,200	502,000
김철호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
김태호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	502,000
김택회	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.1~'12.2.29	329,200	502,000
김한주	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	300	783	13,917	'04.3.1~'12.2.29	329,200	502,000
김현성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	100	234	4,166	'04.3.1~'12.2.29	329,200	502,000
남병규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	502,000
남상권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000		521	9,479	'04.3.1~'12.2.29	329,200	502,000
노광춘	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
노기학	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500		234	4,266	'04.3.1~'12.2.29	329,200	502,000
노원기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500		181	3,319	'04.3.1~'12.2.29	329,200	502,000
도인록	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500		234	4,266	'04.3.1~'12.2.29	329,200	502,000
류선호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	3,319	181	-	'04.3.1~'12.2.29	329,200	502,000
박경정	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
박내성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.1~'12.2.29	329,200	502,000
박동건	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.1~'12.2.29	329,200	502,000
박두의	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	502,000
박명경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	502,000
박상범	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	502,000
박상탁	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.1~'12.2.29	329,200	502,000
박성수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
박영순	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
박용환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.1~'12.2.29	329,200	502,000
박유근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	1,300	156	2,044	'04.3.1~'12.2.29	329,200	502,000
박재욱	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	200	360	6,440	'04.3.1~'12.2.29	329,200	502,000
박전만	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
박제승	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	502,000
박종원	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	300	364	6,336	'04.3.1~'12.2.29	329,200	502,000

부여 받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
박종환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.1~'12.2.29	329,200	502,000
박주경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	502,000
박희군	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.1~'12.2.29	329,200	502,000
박희덕	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
배경태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
배승한	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.1~'12.2.29	329,200	502,000
배창섭	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
백남육	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	2,000	143	1,357	'04.3.1~'12.2.29	329,200	502,000
변동권	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	1,000	292	4,708	'04.3.1~'12.2.29	329,200	502,000
변재봉	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.1~'12.2.29	329,200	502,000
서동일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	–	234	4,266	'04.3.1~'12.2.29	329,200	502,000
서병상	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.1~'12.2.29	329,200	502,000
손대일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
손일현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	200	364	6,436	'04.3.1~'12.2.29	329,200	502,000
손정민	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	100	234	4,166	'04.3.1~'12.2.29	329,200	502,000
손호인	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	300	258	4,442	'04.3.1~'12.2.29	329,200	502,000
송백규	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
신명훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	–	311	5,689	'04.3.1~'12.2.29	329,200	502,000
신상흥	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	–	521	9,479	'04.3.1~'12.2.29	329,200	502,000
신정수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.1~'12.2.29	329,200	502,000
심성우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	–	364	6,636	'04.3.1~'12.2.29	329,200	502,000
안재근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
양해경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	200	783	14,017	'04.3.1~'12.2.29	329,200	502,000
어길수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.1~'12.2.29	329,200	502,000
엄대현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	–	521	9,479	'04.3.1~'12.2.29	329,200	502,000
오경석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
오동진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	30,000	–	1,566	28,434	'04.3.1~'12.2.29	329,200	502,000
오상경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
오석하	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	–	521	9,479	'04.3.1~'12.2.29	329,200	502,000
오용섭	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.1~'12.2.29	329,200	502,000
옥경석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
옥치국	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	–	234	4,266	'04.3.1~'12.2.29	329,200	502,000
원기찬	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.1~'12.2.29	329,200	502,000
유수경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
유인경	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
유제일	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
윤승철	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
윤용암	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	–	783	14,217	'04.3.1~'12.2.29	329,200	502,000
윤지홍	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	–	311	5,689	'04.3.1~'12.2.29	329,200	502,000
윤창현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	–	521	9,479	'04.3.1~'12.2.29	329,200	502,000
이강훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
이경표	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
이규등	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	–	234	4,266	'04.3.1~'12.2.29	329,200	502,000
이돈주	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	200	311	5,489	'04.3.1~'12.2.29	329,200	502,000
이박준	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	300	260	4,440	'04.3.1~'12.2.29	329,200	502,000
이배원	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
이상배	미등기임원	2002년 02월 28일	자기주식 교부	보통주	30,000	–	1,566	28,434	'04.3.1~'12.2.29	329,200	502,000
이상석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	300	521	9,179	'04.3.1~'12.2.29	329,200	502,000
이상훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	–	521	9,479	'04.3.1~'12.2.29	329,200	502,000
이석명	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.1~'12.2.29	329,200	502,000
이선용	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	–	234	4,266	'04.3.1~'12.2.29	329,200	502,000
이송구	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	–	234	4,266	'04.3.1~'12.2.29	329,200	502,000
이송환	미등기임원	2002년 02월 28일	자기주식 교부	보통주	15,000	300	783	13,917	'04.3.1~'12.2.29	329,200	502,000
이용희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
이우석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.1~'12.2.29	329,200	502,000
이윤태	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	–	234	4,266	'04.3.1~'12.2.29	329,200	502,000
이진석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	–	181	3,319	'04.3.1~'12.2.29	329,200	502,000
이철희	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.1~'12.2.29	329,200	502,000
이태직	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	–	260	4,740	'04.3.1~'12.2.29	329,200	502,000
이택근	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	100	181	3,219	'04.3.1~'12.2.29	329,200	502,000

부여받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
이현동	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200	502,000
이호영	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	502,000
이호종	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
임창빈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	502,000
임창수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
장규석	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200	502,000
장기철	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
장중진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.1~'12.2.29	329,200	502,000
전광호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
정봉진	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200	502,000
정석민	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	600	521	8,879	'04.3.1~'12.2.29	329,200	502,000
정세웅	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
정원조	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.1~'12.2.29	329,200	502,000
정중문	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	5,799	201	0	'04.3.1~'12.2.29	329,200	502,000
정충기	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	300	311	5,389	'04.3.1~'12.2.29	329,200	502,000
정태영	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
정해수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	3,500	-	'04.3.1~'12.2.29	329,200	502,000
정현화	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	600	364	6,036	'04.3.1~'12.2.29	329,200	502,000
정현호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	6,000	-	311	5,689	'04.3.1~'12.2.29	329,200	502,000
조규당	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200	502,000
조남성	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	502,000
조남용	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	1,200	521	8,279	'04.3.1~'12.2.29	329,200	502,000
조병학	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	2,000	222	2,778	'04.3.1~'12.2.29	329,200	502,000
조서현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	4,832	168	-	'04.3.1~'12.2.29	329,200	502,000
조세제	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
조원상	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
조중헌	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	502,000
조현탁	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	502,000
차영수	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
차용래	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	502,000
천방훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
최민호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
최승우	미등기임원	2002년 02월 28일	자기주식 교부	보통주	7,000	300	364	6,336	'04.3.1~'12.2.29	329,200	502,000
최시돈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
최신형	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	300	234	3,966	'04.3.1~'12.2.29	329,200	502,000
최재관	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
최재구	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
하윤호	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	300	521	9,179	'04.3.1~'12.2.29	329,200	502,000
한국현	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	-	521	9,479	'04.3.1~'12.2.29	329,200	502,000
한양회	미등기임원	2002년 02월 28일	자기주식 교부	보통주	10,000	9,663	337	-	'04.3.1~'12.2.29	329,200	502,000
허상훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
허훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	4,500	-	234	4,266	'04.3.1~'12.2.29	329,200	502,000
홍완훈	미등기임원	2002년 02월 28일	자기주식 교부	보통주	3,500	-	181	3,319	'04.3.1~'12.2.29	329,200	502,000
David Steel	미등기임원	2002년 02월 28일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.1~'12.2.29	329,200	502,000
합 계					988,000	61,849	53,859	872,292			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '05.3.31일 종가임

[2005년 3월 31일 현재]   (단위 : 원, 주)

부여받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강재영	미등기임원	2002년 03월 25일	자기주식 교부	보통주	20,000	-	1,044	18,956	'04.3.26~'12.3.25	342,800	502,000
김승환	미등기임원	2002년 03월 25일	자기주식 교부	보통주	10,000	200	521	9,279	'04.3.26~'12.3.25	342,800	502,000
나용구	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	-	364	6,636	'04.3.26~'12.3.25	342,800	502,000
박명동	미등기임원	2002년 03월 25일	자기주식 교부	보통주	5,000	200	260	4,540	'04.3.26~'12.3.25	342,800	502,000
박영현	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	-	7,000	-	'04.3.26~'12.3.25	342,800	502,000
방상원	미등기임원	2002년 03월 25일	자기주식 교부	보통주	5,000	-	260	4,740	'04.3.26~'12.3.25	342,800	502,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
안상우	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	300	364	6,336	'04.3.26~'12.3.25	342,800	502,000
윤진혁	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	–	364	6,636	'04.3.26~'12.3.25	342,800	502,000
이수영	미등기임원	2002년 03월 25일	자기주식 교부	보통주	7,000	–	364	6,636	'04.3.26~'12.3.25	342,800	502,000
정준명	미등기임원	2002년 03월 25일	자기주식 교부	보통주	40,000	–	2,090	37,910	'04.3.26~'12.3.25	342,800	502,000
황춘택	미등기임원	2002년 03월 25일	자기주식 교부	보통주	6,000	–	311	5,689	'04.3.26~'12.3.25	342,800	502,000
합 계					121,000	700	12,942	107,358			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '05.3.31일 종가임

[2005년 3월 31일 현재]   (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강호규	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
강호민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
고창범	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
구기설	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
권도현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	200	181	3,119	'05.3.8~'13.3.7	288,800	502,000
권재중	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
김경호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
김기준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
김서경	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
김동현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
김세철	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	3,500	–	'05.3.8~'13.3.7	288,800	502,000
김영균	미등기임원	2003년 03월 07일	자기주식 교부	보통주	10,000	–	521	9,479	'05.3.8~'13.3.7	288,800	502,000
김영근	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
김인종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
김정환	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	200	181	3,119	'05.3.8~'13.3.7	288,800	502,000
김종인	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
김준식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
김진안	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
김진자	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
김창용	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
김학설	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
김헌배	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
김현석	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
김흥식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
류두현	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
류성일	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
류영무	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
민영성	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
박규찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
박동수	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
박병하	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
박영준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
박용종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
박용직	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
박인식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
박재순	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
박재찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
박종갑	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
박종서	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
박학명	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
서치원	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
성규식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
송창룡	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
엄규호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
연제찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
오영복	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
우형래	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
원선희	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	100	260	4,640	'05.3.8~'13.3.7	288,800	502,000
육현표	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	200	260	4,540	'05.3.8~'13.3.7	288,800	502,000
윤 백	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
윤병배	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
윤원주	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
이강의	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
이건종	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
이경호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
이상업	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
이석선	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
이선우	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
이영우	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
이재경	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
이재민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
이정복	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
이정순	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
이정식	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
이종찬	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
이태협	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
이홍준	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
임수택	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
전성호	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
전우헌	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
정광영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
정민형	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
정재륜	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
조성래	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
조용덕	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
조윤영	미등기임원	2003년 03월 07일	자기주식 교부	보통주	10,000	–	521	9,479	'05.3.8~'13.3.7	288,800	502,000
조정환	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
지완구	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
채희선	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
최동욱	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
최승하	미등기임원	2003년 03월 07일	자기주식 교부	보통주	3,500	–	181	3,319	'05.3.8~'13.3.7	288,800	502,000
최우수	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
하윤희	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
황재민	미등기임원	2003년 03월 07일	자기주식 교부	보통주	5,000	–	260	4,740	'05.3.8~'13.3.7	288,800	502,000
P.Skar zynski	미등기임원	2003년 03월 07일	자기주식 교부	보통주	4,100	–	212	3,888	'05.3.8~'13.3.7	288,800	502,000
					368,100	700	22,417	344,983			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '05.3.31일 종가임

[2005년 3월 31일 현재]   (단위 : 원, 주)

부여 받은자	관 계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
강경훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	–	76	3,924	'06.4.17~'14.4.16	580,300	502,000
권강현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	–	95	4,905	'06.4.17~'14.4.16	580,300	502,000
김경도	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	–	66	3,434	'06.4.17~'14.4.16	580,300	502,000
김경조	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	–	66	3,434	'06.4.17~'14.4.16	580,300	502,000
김경현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	–	66	3,434	'06.4.17~'14.4.16	580,300	502,000
김명수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	–	95	4,905	'06.4.17~'14.4.16	580,300	502,000
김병구	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	–	95	4,905	'06.4.17~'14.4.16	580,300	502,000
김봉남	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	–	66	3,434	'06.4.17~'14.4.16	580,300	502,000
김석기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	–	95	4,905	'06.4.17~'14.4.16	580,300	502,000
김석필	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	–	95	4,905	'06.4.17~'14.4.16	580,300	502,000

부여 받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
김세현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
김승환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
김연환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
김영수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
김영하	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
김완배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
김용석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
김학웅	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
김행일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
김혁철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
김형도	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	502,000
김형준	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
김희석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
노시영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
노종호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
민용호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
박기언	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
박병대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
박봉식	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
박상규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
박성배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
박성철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	10,000	-	191	9,809	'06.4.17~'14.4.16	580,300	502,000
박승건	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
박중대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
박희선	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
반상조	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
방문수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
배승균	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
변상권	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
서덕건	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
서영복	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
성재현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
성학경	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
소병세	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
송성원	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
신현대	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
심상필	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	502,000
심순선	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
엄영진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
엄영훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
여남구	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
오해동	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
왕뭉	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
우문균	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
위성욱	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
유문현	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
유제환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
윤기천	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
이경주	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
이기옥	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
이기웅	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
이범일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
이상엽	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
이상철	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
이승갑	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
이영우	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
이용일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
이웅상	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
이인호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
이재형	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000

부여 받은자	관계	부여일	부여방법	주식의 종류	변동수량			미행사 수량	행사기간	행사 가격	종가
					부여	행사	취소				
이정렬	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
이종식	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
이종인	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
이창협	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
이항우	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
임규호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
장충기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	30,000	-	574	29,426	'06.4.17~'14.4.16	580,300	502,000
전영목	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
전영훈	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
전옥표	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
전용배	미등기임원	2004년 04월 16일	자기주식 교부	보통주	20,000	-	382	19,618	'06.4.17~'14.4.16	580,300	502,000
전춘영	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
정규일	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
정규하	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
정금용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	502,000
정기환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
정병기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
정사진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
정우인	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
정은승	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
정이호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
정일진	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
정태흥	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
정현석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
조승환	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
조인수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
조재문	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
조진호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
조한술	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	3,500	-	'06.4.17~'14.4.16	580,300	502,000
채승기	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
채종규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
채종원	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
천인석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
최광수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
최성호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
최송월	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
최영준	미등기임원	2004년 04월 16일	자기주식 교부	보통주	4,000	-	76	3,924	'06.4.17~'14.4.16	580,300	502,000
최인권	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
최재룡	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
최정혁	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
최태봉	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
한기열	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
한명섭	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
한민석	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
한민호	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
한우성	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
한종수	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
황득규	미등기임원	2004년 04월 16일	자기주식 교부	보통주	3,500	-	66	3,434	'06.4.17~'14.4.16	580,300	502,000
황주용	미등기임원	2004년 04월 16일	자기주식 교부	보통주	5,000	-	95	4,905	'06.4.17~'14.4.16	580,300	502,000
이종석	미등기임원	2004년 10월 15일	자기주식 교부	보통주	10,000	-	-	10,000	'06.10.16~'08.10.15	460,500	502,000
합계					600,000	-	14,636	585,364			

※ 변동수량 중 '취소' 주식수는 취소발생사유에 의한 부여 취소 및 '03,'04년 이익소각으로 인한 부여주식수 감소를 포함함
※ '종가'는 '05.3.31일 종가임

2. 관계회사등의 현황

1) 기업집단 및 소속 회사의 명칭
- 기업집단의 명칭 : 삼성

- 소속회사의 명칭

구 분	회사수	회 사 명
상장사	14	삼성물산, 제일모직, 삼성전자, 삼성에스디아이,삼성테크윈, 삼성전기, 삼성중공업,호텔신라, 삼성화재해상보험, 삼성증권, 삼성정밀화학, 삼성엔지니어링, 에스원, 제일기획
비상장사	48	삼성코닝, 삼성에버랜드, 삼성석유화학, 삼성라이온즈, 삼성경제연구소, 삼성에스디에스, 삼성네트웍스, 삼성종합화학, 삼성토탈, 삼성광주전자, 스테코, 삼성탈레스, 노비타, 세메스, 삼성코닝정밀유리, 세크론, 서울통신기술, 삼성전자서비스, 리빙프라자, 블루텍, 삼성전자로지텍, 삼성오엘아이디, 한덕화학, 글로벌텍, 아이마켓코리아, 에치티에치, 씨브이네트, 케어캠프, 이삼성인터내셔널, 올앳, 시큐아이닷컴, 가치네트, 오픈타이드코리아, 크레듀, 삼육오홈케어, 엠포스, 삼성벤처투자, 삼성선물, 삼성화재손해사정서비스, 삼성투자신탁운용, 삼성생명보험, 삼성카드, 생보부동산신탁, 애니카랜드, 인터내셔널사이버마케팅, 에스엘시디, 에스디플렉스, 에스이에이치에프코리아
計	62	

※ 2005년 3월말 현재기준

2) 관계회사 및 자회사의 지분현황

피출자회사 출자회사	삼성 물산	제일 모직	삼성 전자	삼성 SDI	삼성 전기	삼성 중공업	삼성 테크원	호텔 신라	삼성 엔지니 어링	제일 기획	삼성 정밀 화학	에스원	삼성 SDS
삼성물산			4.0				4.3			12.6	5.6		18.0
제일모직						0.4	0.1		13.1		3.2		
삼성전자				20.4	23.7	17.6	25.5	5.1		2.6	8.4		21.3
삼성SDI	7.4								0.1	5.1	11.5	11.0	
삼성코닝													
삼성전기						2.4					0.3		8.3
삼성에버랜드						0.1	0.3		1.1				
삼성중공업													
삼성테크윈						0.1							
삼성엔지니어링						0.1					0.9		
제일기획						0.1							
삼성정밀화학													
삼성종합화학													
호텔신라											2.2		
에스원													
삼성경제연구소													
삼성광주전자													
삼성SDS													
삼성네트웍스													

피출자회사 / 출자회사	삼성물산	제일모직	삼성전자	삼성SDI	삼성전기	삼성중공업	삼성테크윈	호텔신라	삼성엔지니어링	제일기획	삼성정밀화학	에스원	삼성SDS
노비타													
삼성생명보험	4.8	0.0	7.2	0.0		3.9	1.4	7.3				5.3	
삼성화재해상보험			1.3									1.0	
삼성증권							2.0	3.1				1.3	
삼성카드		4.9						1.3	1.8	3.0	3.1	1.9	
서울통신													
가치네트													
삼성(해남)광통신기술유한공사													
계	12.2	4.9	12.5	20.4	23.7	24.8	33.5	16.9	21.0	18.3	35.1	20.6	47.5

피출자회사 / 출자회사	삼성네트웍스	삼성에버랜드	삼성종합화학	삼성토탈	삼성코닝	삼성석유화학	한덕화학	삼성라이온즈	삼성경제연구소	삼성광주전자	스테코	세메스	서울통신기술
삼성물산	19.5	1.5	38.7			13.1		7.5	1.0				
제일모직		4.0	0.9			21.4		15.0	1.0	0.8			
삼성전자	23.1		3.9		48.4	13.0		27.5	29.8	94.3	51.0	62.4	30.3
삼성SDI		4.0	10.7						28.6				
삼성코닝													
삼성전기	9.0	4.0	10.5					12.5	23.8				
삼성에버랜드								2.0					
삼성중공업									1.0				
삼성테크윈			26.5										
삼성엔지니어링													
제일기획			0.3					3.0					
삼성정밀화학			3.6			50.0							
삼성종합화학				50.0									
호텔신라													
에스원													
삼성경제연구소													
삼성광주전자													
삼성SDS													
삼성네트웍스													
노비타													5.5
삼성생명보험					1.0				14.8				
삼성화재해상보험													
삼성증권													
삼성카드		25.6											
서울통신													
가치네트													
삼성(해남)광통신기술유한공사													
계	51.5	39.1	95.0	50.0	49.4	47.4	50.0	67.5	100.0	95.0	51.0	62.4	35.8

피출자회사 / 출자회사	노비타	삼성전자서비스	삼성탈레스	인터내셔널사이버마케팅	블루텍	세크론	글로벌텍	리빙프라자	삼성전자로지텍	에스엘시디	에스이에이치에프코리아	삼성OLED	삼성코닝정밀유리
삼성물산													
제일모직													
삼성전자	100.0	83.3	50.0	45.0	100.0	50.6		100.0	100.0	50.0			42.6
삼성SDI												100.0	
삼성코닝							51.0						

피출자회사 / 출자회사	노비타	삼성전자서비스	삼성탈레스	인터내셔널.사이버마케팅	블루텍	세크론	글로벌텍	리빙프라자	삼성전자로지텍	에스엘시디	에스아에이치에프코리아	삼성OLED	삼성코닝정밀유리
삼성전기													
삼성에버랜드													
삼성중공업													
삼성테크윈													
삼성엔지니어링													
제일기획													
삼성정밀화학													
삼성종합화학													
호텔신라													
에스원													
삼성경제연구소													
삼성광주전자													
삼성SDS													
삼성네트웍스													
노비타													
삼성생명보험													
삼성화재해상보험													
삼성증권													
삼성카드													
서울통신													
가치네트													
삼성(해남)광통신기술유한공사											100.0		
계	100.0	83.3	50.0	45.0	100.0	50.6	51.0	100.0	100.0	50.0	100.0	100.0	42.6

피출자회사 / 출자회사	에치티에치	씨브이네트	케어캠프닷컴	삼육오홈케어	엠포스	에스디플렉스	아이마켓코리아	올앳	시큐아이닷컴	이삼성인터내셔널	가치네트	오픈타이드코리아
삼성물산	78.3	40.1	54.3		15.0		14.1					
제일모직						50.0	3.7					
삼성전자							14.1					
삼성SDI							7.4			11.3		
삼성코닝							5.2					
삼성전기							13.4			11.3		
삼성에버랜드					15.0		3.7	30.0	8.9	25.0	18.7	
삼성중공업							9.7					
삼성테크윈												
삼성엔지니어링							7.1					
제일기획					15.0							10.0
삼성정밀화학												
삼성종합화학												
호텔신라												
에스원				19.2					53.6			
삼성경제연구소											4.7	
삼성광주전자												
삼성SDS				14.4	15.0				4.5	52.5	9.4	70.0
삼성네트웍스				14.4	15.0							
노비타												
삼성생명보험												
삼성화재해상보험												
삼성증권											1.4	

피출자회사 / 출자회사	에치티에치	씨브이네트	케어캠프닷컴	삼육오홈케어	엠포스	에스디플렉스	아이마켓코리아	올앳	시큐아이닷컴	이삼성인터내셔널	가치네트	오픈타이드코리아
삼성카드					4.9			30.0			3.3	
서울통신		9.4										
가치네트				14.4								
삼성(해남)광통신기술유한공사												
계	78.3	49.5	54.3	62.5	79.9	50.0	78.3	60.0	67.0	100.0	37.5	80.0

피출자회사 / 출자회사	크레듀	삼성생명보험	생보부동산신탁	삼성선물	삼성투자신탁운용	삼성화재해상보험	삼성화재손해사정서비스	애니카랜드	삼성증권	삼성카드	삼성벤처투자
삼성물산									0.3	3.2	
제일모직											
삼성전자										46.9	16.3
삼성SDI											16.3
삼성코닝											
삼성전기		0.6								4.8	17.0
삼성에버랜드	12.1	13.3									
삼성중공업					3.9					0.0	17.0
삼성테크윈											16.7
삼성엔지니어링											
제일기획	36.2	0.2									
삼성정밀화학		0.5									
삼성종합화학											
호텔신라											
에스원											
삼성경제연구소	14.5										
삼성광주전자		0.7									
삼성SDS	9.7	0.4									
삼성네트웍스	9.7										
노비타											
삼성생명보험			50.0	41.0	5.5	10.0			11.4	35.1	
삼성화재해상보험				4.0	1.2		80.0	100.0	7.7		
삼성증권				51.0	65.4						16.7
삼성카드						4.7			4.7		
서울통신											
가치네트											
삼성(해남)광통신기술유한공사											
계	82.2	15.6	50.0	96.0	76.0	14.7	80.0	100.0	24.1	89.9	100.0

※ 단위는 %, 기준일은 2005년 3월말이며 보통주 기준임.
※ 삼성에버랜드의 삼성생명 보유지분 중 신탁분은 제외.

[해외]

피출자회사 / 출자회사	SECA	SEA	SSI	SAS	SISA	STA	SII	SAMEX	SRC	SELAPA	SELAMI	SELACOL	SEDA
SEC	100.0	100.0								100.0			
SEA			100.0	1.1	100.0	100.0	100.0		26.9				
SSI				98.9					55.1				
SII								100.0					

피출자회사 출자회사	SECA	SEA	SSI	SAS	SISA	STA	SII	SAMEX	SRC	SELAPA	SELAMI	SELACOL	SEDA
STA									18.0				
SELAPA											100.0	100.0	100.0
SEH													
SEPLC													
SEUK													
SEHG													
SEIN													
SEBN													
SAPL													
Bluetek													
SCIC													
SDMA													
SEHK													
計	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

피출자회사 출자회사	SEM	SEASA	SER	SESA	SENA	SEH	SESK	SEP	SEF	SEPLC	SSEL	SEUK	STUK
SEC	100.0	100.0		100.0	100.0	100.0	39.2	100.0	100.0	100.0		5.2	
SEA													
SSI													
SII													
STA													
SELAPA													
SEH							60.8						
SEPLC											100.0	94.8	
SEUK													100.0
SEHG													
SEIN													
SEBN			100.0										
SAPL													
Bluetek													
SCIC													
SDMA													
SEHK										·			
計	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

피출자회사 출자회사	SEHG	SEG	SSEG	SEI	SSA	SEBN	SELS	SEPOL	SEO	SEAU	SEIN	STIN	SAPL
SEC	100.0		·	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0		70.0
SEA													
SSI													
SII													
STA													
SELAPA													
SEH													
SEPLC													
SEUK													
SEHG		100.0	100.0										
SEIN												99.0	
SEBN													
SAPL													

피출자회사 / 출자회사	SEHG	SEG	SSEG	SEI	SSA	SEBN	SELS	SEPOL	SEO	SEAU	SEIN	STIN	SAPL
Bluetek													
SCIC													
SDMA													
SEHK													
計	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	99.0	70.0

피출자회사 / 출자회사	SEPCO	SDMA	SEMA	SAVINA	SGE	SIEL	TSE	SEPHIL	STE	SDIM	SEMTHAI	SKY	SEHK
SEC		75.0	100.0	80.0	100.0	100.0	91.8	100.0	49.0				100.0
SEA													
SSI													
SII													
STA													
SELAPA													
SEH													
SEPLC													
SEUK													
SEHG													
SEIN													
SEBN													
SAPL	100.0	25.0								25.0	25.0	25.0	
Bluetek													
SCIC													
SDMA													
SEHK													
計	100.0	100.0	100.0	80.0	100.0	100.0	91.8	100.0	49.0	25.0	25.0	25.0	100.0

피출자회사 / 출자회사	SET	SEHZ	SST	SESS	SSEC	SCIC	TTSEC	TSED	TSEC	TSTC	SSS	SESL	SESC
SEC	100.0	42.4	90.0	100.0	78.2	100.0		54.7	81.1	90.0	100.0	100.0	66.0
SEA													
SSI													
SII													
STA													
SELAPA													
SEH													
SEPLC													
SEUK													
SEHG													
SEIN													
SEBN													
SAPL													
Bluetek		47.2											
SCIC		10.0	10.0		10.1		96.0	10.1	10.0				34.0
SDMA								15.1					
SEHK													
計	100.0	99.6	100.0	100.0	88.3	100.0	96.0	79.9	91.1	90.0	100.0	100.0	100.0

출자회사＼피출자회사	SSKMT	SSM	SEHF	SYRI	SJC	TSST
SEC	79.9	49.0	100.0	100.0	51.0	49.0
SEA						
SSI						
SII						
STA						
SELAPA						
SEH						
SEPLC						
SEUK						
SEHG						
SEIN						
SEBN						
SAPL						
Bluetek						
SCIC						
SDMA						
SEHK						
計	79.9	49.0	100.0	100.0	51.0	49.0

3) 관련법령상의 규제내용 등

· "독점규제 및 공정거래에 관한 법률" 上 상호출자제한기업집단 등

① 지정시기 : 2005년 4월 4일

② 규제내용 요약

· 상호출자의 금지

· 계열사 채무보증 금지

· 금융· 보험사의 계열사 의결권 제한

· 대규모 내부거래의 이사회 의결 및 공시 등

※ 출자총액의 제한은 2004.7.21 字로 제외

3. 타법인출자 현황

[2005. 3. 31 현재] (단위 : 천주, 백만원, %)

구분	계정과목		법인명 또는 종목영	출자목적	기초잔액			증가(감소)내역		분기말잔액			피출자법인의 최근사업연도 당기순이익('04年)	비고
					수량	지분율	장부가액	수량	취득(처분)가액	수량	지분율	장부가액		
국내	매도가능증권	상장	삼성SDI㈜	경영참가 등	9,283	19.7	824,324		8,990	9,283	19.7	833,314	741,749	
		"	삼성전기㈜	경영참가 등	17,693	22.8	368,342		5,818	17,693	22.8	374,160	95,419	
		비상장	노비타㈜	사업관련	4,988	100	40,022		1,270	4,988	100	41,292	-124	
		"	삼성광주전자㈜	사업관련	38,516	94.3	491,897		7,332	38,516	94.3	499,229	15,491	
		"	삼성카드㈜	경영참가 등	121,071	46.0	750,327	111,530	-171,104	232,601	46.9	579,223	-1,103,655	
		상장	삼성테크윈㈜	경영참가 등	19,604	25.5	163,546		-238	19,604	25.5	163,308	25,826	
		비상장	스테코㈜	사업관련	2,448	51.0	26,943		-375	2,448	51.0	26,568	6,280	
		"	세메스㈜	사업관련	1,247	62.4	-407		-1,091	1,247	62.4	-1,498	6,816	
		"	서울통신기술㈜	사업관련	3,333	30.3	29,420		308	3,333	30.3	29,728	11,887	
		"	삼성경제연구소㈜	경영참가 등	3,576	29.8	18,230		-1,166	3,576	29.8	17,064	57	
		"	삼성에스디에스㈜	경영참가 등	11,978	21.3	50,260		4,616	11,978	21.3	54,876	80,041	
		"	삼성네트웍스㈜	경영참가 등	23,956	23.1	27,325		1,515	23,956	23.1	28,840	24,238	
		"	삼성코닝㈜	경영참가 등	3,666	45.3	360,281		-16,684	3,666	45.3	343,597	107,323	
		"	삼성라이온즈㈜	경영참가 등	55	27.5	0		0	55	27.5	0	-1,002	
		"	세크론㈜	사업관련	405	50.6	1,828		-116	405	50.6	1,712	3,130	
		"	삼성전자서비스㈜	사업관련	6,000	83.3	44,669		-337	6,000	83.3	44,332	-3,858	
		"	엠이엠씨코리아㈜)	사업관련	3,440	20.0	40,130		2,090	3,440	20.0	42,220	28,462	
		"	삼성코닝정밀유리	경영참가 등	1,022	41.9	450,584		-37,870	1,022	41.9	412,714	599,021	
		"	삼성탈레스㈜	경영참가 등	13,500	50.0	88,578		-1,341	13,500	50.0	87,236	-5,164	
		"	리빙프라자	사업관련	300	100.0	46,877		-1,376	300	100.0	45,501	-3,432	
		"	블루텍	사업관련	5,999	100.0	98,907		742	5,999	100.0	99,649	28,358	
		"	삼성전자로지텍	사업관련	1,011	100.0	17,745		1,831	1,011	100.0	19,576	5,424	
		"	보광부품 1호	사업관련	1	50.0	7,614		-73	1	50.0	7,541	28	
		"	보광 5호 신기술투자조합	사업관련	1	83.3	5,182		-393	1	83.3	4,789	-278	
		"	보광10호 신기술투자조합	사업관련	1	81.8	6,662		-966	1	81.8	5,696	-555	
		"	영상 1호 투자조합	사업관련		99.4	4,004		-4,004			0	270	
		"	SVIC 2호 투자조합	사업관련		99.0	28,849		3,733		99.0	32,582	2,039	
		"	SVIC 3호 투자조합	사업관련		99.0	23,465		75		99.0	23,540	-1,709	
		"	SVIC 4호 투자조합	사업관련		65.7	78,291		3,427		65.7	81,718	-14,099	
		"	SVIC 5호 투자조합	사업관련		99.0	14,759		-2,749		99.0	12,010	-4,917	
		"	S-LCD	사업관련	210,000	50.0	1,020,781		-17,625	210,000	50.0	1,003,156	-25,503	
		상장	삼성중공업㈜	경영참가 등	40,676	17.6	262,765		111,451	40,676	17.6	374,216	53,067	
		"	삼성정밀화학㈜	경영참가 등	2,165	8.4	38,536		6,279	2,165	8.4	44,815	46,973	
		"	호텔신라㈜	경영참가 등	2,005	5.0	12,570		781	2,005	5.0	13,352	14,050	
		"	제일기획㈜	경영참가 등	120	2.6	18,052		2,579	120	2.6	20,631	42,716	
		"	데이콤㈜	사업관련	365	0.7	1,816	-365	-1,816	0	0.0	0	38,805	
		협회등록	하나로텔레콤㈜	사업관련	4,444	1.0	14,289	-250	-2,272	4,194	0.9	12,017	10,492	
		비상장	삼성석유화학㈜	경영참가 등	514	13.0	8,040		0	514	13.0	8,040	73,484	
		"	삼성종합화학㈜	경영참가 등	1,914	3.9	19,143		0	1,914	3.9	19,143	181,932	
		"	㈜기협기술금융	사업관련	1,000	17.2	5,000		0	1,000	17.2	5,000	216	
		"	부산신항만㈜	사업관련	1,135	1.9	5,676		0	1,135	1.9	5,676	-6,170	
		"	한국경제신문㈜	경영참가 등	26	0.2	69		0	26	0.2	69	1,540	
		"	제일경영컨설팅㈜	사업관련	4	10.0	19		0	4	10.0	19	153	
		"	지이삼성조명㈜	사업관련	80	10.0	273		0	80	10.0	273	1,994	
		"	부룩스 PRI 오토메이션아시아	사업관련	219	19.0	368		0	219	19.0	368	1,060	
		"	삼성벤처투자㈜	사업관련	980	16.3	4,900		0	980	16.3	4,900	537	
		"	블루버드소프트㈜	사업관련	140	17.0	2,441		0	140	17.0	2,441	1,575	
		"	㈜알티캐스트	사업관련	1,650	11.9	482		0	1,650	11.9	482	1,538	
		"	아이마켓코리아	사업관련	380	14.1	1,900		0	380	14.1	1,900	7,196	
		"	싸이버뱅크	사업관련	1,083	7.5	777		0	1,083	7.5	777	-5,657	
		"	한국디지털위성방송	사업관련	600	0.7	3,344		0	600	0.7	3,344	-137,981	

구분	계정과목	법인명 또는 종목명	출자 목적	기초잔액			증가(감소) 내역		분기말잔액			피출자법인의 최근사업연도 당기순이익 ('04年)	비고
				수량	지분율	장부가액	수량	취득(처분) 가액	수량	지분율	장부가액		
	"	화인칩스	사업관련	2	4.8	10		0	2	4.8	10	523	
	"	애트랩(주)	사업관련	9	5.0	260		0	9	5.0	260	827	
	"	(주)인터내셔널 사이버마케팅(ICM)	사업관련	450	45.0	1,166		0	450	45.0	1,166	59	
	"	TU미디어(주)	사업관련	1,820	7.0	9,100		0	1,820	7.0	9,100	-14,288	
	"	한국통신공업 협동조합	사업관련			13		0			13	-94	
	"	소프트웨어 공제조합	사업관련			150		0			150	244	
	"	신구미개발(주)	사업관련	2	2.00	200		0	2	2.00	200	-157	
해외	매도가능증권	비상장 SECA	해외거점확보	0	100.0	44,055		918	0	100.0	44,973	3,622	
	"	SEA	해외거점확보	270	100.0	407,747		63,935	270	100.0	471,682	58,732	
	"	SELA	해외거점확보	40	100.0	68,842		1,110	40	100.0	69,952	745	
	"	SEM	해외거점확보	396	100.0	37,380		-2,462	396	100.0	34,918	1,999	
	"	SEASA	해외거점확보	22,300	100.0	5,571		-1,619	22,300	100.0	3,952	21	
	"	SESA	해외거점확보	8,021	100.0	89,213		-8,611	8,021	100.0	80,602	-6,877	
	"	SENA	해외거점확보	1,000	100.0	22,017		-3,504	1,000	100.0	18,513	1,539	
	"	SEH	해외거점확보	753	100.0	183,281		-8,529	753	100.0	174,752	26,368	
	"	SEP	해외거점확보	1,751	100.0	20,531		-2,289	1,751	100.0	18,242	1,696	
	"	SEF	해외거점확보	2,700	100.0	71,945		-11,202	2,700	100.0	60,743	16,157	
	"	SEPLC	해외거점확보	109,546	100.0	215,968		-12,506	109,546	100.0	203,462	9	
	"	SEHG	해외거점확보		100.0	128,665		-7,085		100.0	121,580	22,100	
	"	SEI	해외거점확보	677	100.0	58,961		-8,357	677	100.0	50,604	4,323	
	"	SEBN	해외거점확보	310	100.0	34,749		-6,672	310	100.0	28,077	4,277	
	"	ELS	해외거점확보	288	100.0	38,825		141	288	100.0	38,966	2,508	
	"	SEPOL	해외거점확보		100.0	28,371		-2,399		100.0	25,972	4,453	
	"	SSA	해외거점확보	1,272	100.0	-767		-2,376	1,272	100.0	-3,143	2,139	
	"	SEUK	해외거점확보	4,393	5.2	8,973		-644	4,393	5.2	8,329	23,801	
	"	SESK	해외거점확보	14,607	39.2	19,455		3,137	14,607	39.2	22,592	24,479	
	"	SEO	해외거점확보		100.0	-5,883		7,541		100.0	1,658	4,387	
	"	SEAU	해외거점확보	53,200	100.0	59,033		-4,988	53,200	100.0	54,045	8,214	
	"	SEMA	해외거점확보	16,247	100.0	61,747		7,656	16,247	100.0	69,403	28,324	
	"	SGE	해외거점확보	0	100.0	12,910		-2,298	0	100.0	10,612	7,346	
	"	SEIN	해외거점확보	45	100.0	102,330		1,952	45	100.0	104,282	29,921	
	"	SDMA	해외거점확보	71,400	75.0	81,105		7,344	71,400	75.0	88,449	44,012	
	"	SIEL	해외거점확보	200,782	100.0	64,197		-5,306	200,782	100.0	58,891	-4,276	
	"	SAPL	해외거점확보	42,911	70.0	184,863		3,259	42,911	70.0	188,122	78,206	
	"	SAVINA	해외거점확보		80.0	25,000		-2,783		80.0	22,217	13,042	
	"	TSE	해외거점확보	11,020	91.8	107,592		5,072	11,020	91.8	112,664	63,495	
	"	SKT	해외거점확보		49.00	3,101		1,179		49.00	4,280	324	
	"	SEPHIL	해외거점확보		100.0	26,104		1,474		100.0	27,578	9,482	
	"	SEHK	해외거점확보	274,250	100.0	41,609		14,473	274,250	100.0	56,082	3,051	
	"	SET	해외거점확보	27,420	100.0	27,375		13,293	27,420	100.0	40,668	15,522	
	"	SESS	해외거점확보		100.0	117,411		-811		100.0	116,600	10,553	
	"	SCIC	해외거점확보		100.0	159,968		5,881		100.0	165,849	15,838	
	"	SEHZ	해외거점확보		42.4	26,492		-166		42.4	26,326	34,477	
	"	TSED	해외거점확보		54.7	23,883		7,412		54.7	31,295	56,954	
	"	SSEC	해외거점확보		78.2	64,485		-10,498		78.2	53,987	10,716	
	"	TSEC	해외거점확보		81.1	70,664		4,720		81.1	75,384	52,899	
	"	SST	해외거점확보		90.0	29,627		2,161		90.0	31,788	8,353	
	"	TSTC	해외거점확보		90.0	51,828		8,495		90.0	60,323	67,445	
	"	SSM	해외거점확보		49.0	9,112		4,527		49.0	13,639	5,109	
	"	SSKMT	해외거점확보		60.0	25,128		17,545		79.9	42,673	17,815	
	"	SESL	해외거점확보		100.0	128,004		607		100.0	128,611	9,382	
	"	SESC	해외거점확보		66.0	18,175		5,730		66.0	23,905	11,169	
	"	SSS	해외거점확보		100.0	-5,237		4,647		100.0	-590	1,007	
	"	SEHF	해외거점확보		100.0	16,104		1,255		100.0	17,359	-601	
	"	SJC	해외거점확보	795	51.0	42,780		6,771	795	51.0	49,551	32,504	
	"	SYRI	해외거점확보	122	100.0	62,591		-3,611	122	100.0	58,980	253	

구분	계정과목	법인명 또는 종목명	출자목적	기초잔액			증가(감소)내역		분기말잔액			피출자법인의 최근사업연도 당기순이익 ('04年)	비고
				수량	지분율	장부가액	수량	취득(처분)가액	수량	지분율	장부가액		
	"	TSST Japan	해외거점확보	294	49.0	107,896		-19,657	294	49.0	88,239	-62,201	
	"	SCT	사업관련		71.00	257		0		71.00	257	-73	
	"	SRSC	사업관련		100.0	707		0		100.0	707	-2,851	
	"	SDDB	사업관련		0.1	97		0		0.1	97	23,637	
	"	Semiconductor Portal	사업관련		4.00	38		0		4.00	38	12	
	"	SEAG	사업관련		100.0	40		0		100.0	40	554	
	"	Symbian	사업관련	10,360	4.5	31,839		0	10,360	4.5	31,839	-53	
	"	SECH	사업관련		100.0	597		0		100.0	597	81	
	"	T3G	사업관련		19.2	6,327		1,405		19.2	7,732	-14,290	
	"	SSCR	사업관련		100.0	1,794		0		100.0	1,794	-874	
	"	SME	사업관련		100.0	4,797		190		100.0	4,987	213	
	"	HSEN	사업관련		70.0	2,027		0		70.0	2,027	-811	
	"	CMLA LLC	사업관련			347		307			654		'05년 사업개시
합 계						8,813,435		-22,994			8,790,441	1,702,587	

※ 취득(처분)가액은 지분법 및 감액 등 금전의 수수를 수반하지 않는 증가/감소를 포함함

※ 피투자법인의 당기순이익 중 일부 소규모 법인의 경우 감사 前 재무제표를 근거로 기재하였음

VI. 주식에 관한 사항

1. 주식의 분포

가. 최대주주 및 그 특수관계인의 주식소유 현황

[2005년 03월 31일   현재]   (단위 : 주, %)

성 명	관 계	주식의 종류	소유주식수(지분율)						변동 원인
			기 초		증 가	감 소	분 기 말		
			주식수	지분율	주식수	주식수	주식수	지분율	
이건희	본인	보통주	2,819,659	1.91	0	0	2,819,659	1.91	
삼성물산	특수관계인	보통주	5,917,362	4.02	0	0	5,917,362	4.02	
삼성장학재단	특수관계인	보통주	170,000	0.12	0	0	170,000	0.12	
삼성복지재단	특수관계인	보통주	89,683	0.06	0	0	89,683	0.06	
삼성문화재단	특수관계인	보통주	37,615	0.03	0	0	37,615	0.03	
홍라희	특수관계인	보통주	1,083,072	0.74	0	0	1,083,072	0.74	
이재용	특수관계인	보통주	961,573	0.65	0	0	961,573	0.65	
삼성생명	특수관계인	보통주	10,656,663	7.23	24,243	110	10,680,796	7.25	장내매매
삼성생명	특수관계인	우선주	879	0	0	0	879	0.00	
삼성화재	특수관계인	보통주	1,856,370	1.26	0	0	1,856,370	1.26	
삼성증권	특수관계인	보통주	5	0	19,777	19,779	3	0.00	장내매매
삼성증권	특수관계인	우선주	1	0	12	13	0	0.00	장내매매
윤종용	특수관계인	보통주	11,593	0.01	2,000	0	13,593	0.01	주식매수선택권 행사
이학수	특수관계인	보통주	19,384	0.01	0	0	19,384	0.01	
이윤우	특수관계인	보통주	2,100	0	40,000	30,000	12,100	0.01	주식매수선택권 행사, 장내매도
최도석	특수관계인	보통주	10,151	0.01	0	0	10,151	0.01	
김인주	특수관계인	보통주	1,040	0	0	0	1,040	0.00	
Hirlinger	특수관계인	보통주	100	0	0	0	100	0.00	
임성락	특수관계인	보통주	500	0	0	0	500	0.00	
Goran S. Malm	특수관계인	보통주	381	0	19	0	400	0.00	장내 매수
계		보통주	23,637,251	16.05	86,039	49,889	23,673,401	16.07	
		우선주	880	0	12	13	879	0.00	
		합 계	23,638,131	13.89	86,051	49,902	23,674,280	13.92	

최대주주명 :   이건희   특수관계인의 수 :   17 명

나. 5%이상 주주의 주식소유 현황

[2004년 12월 31일   현재]   (단위 : 주, %)

순위	성명(명칭)	보통주		우선주		소계	
		주식수	지분율	주식수	지분율	주식수	지분율
1	Citibank N.A	15,153,939	10.29	4,990,306	21.86	20,144,245	11.84
2	삼성생명	10,656,663	7.23	879	0.00	10,657,542	6.26
합 계		25,810,602	17.52	4,991,185	21.86	30,801,787	18.1

※ 최근 주주명부폐쇄일인 '04.12.31 기준임

다. 주주 분포

[2004년 12월 31일 현재]

구 분	주주수(명)	비 율(%)	주식수(주)	비 율(%)	비 고
소액주주 합계	115,867	99.98	117,195,962	68.89	
소액주주(법인)	3,683	3.18	97,582,111	57.36	
소액주주(개인)	112,184	96.8	19,613,851	11.53	
최 대 주 주	22	0.02	23,638,131	13.89	주주수 22인: 삼성생명 특별계정은 각기 별도 주주로 계산
주 요 주 주	0	0	0	0	
기타주주 합계	4	0	29,298,671	17.22	
기타주주(법인)	4	0	29,298,671	17.22	
기타주주(개인)	0	0	0	0	
합 계	115,893	100	170,132,764	100	

※ 최근 주주명부폐쇄일인 '04.12.31 기준임

2. 주식사무

정관상 신주인수권의 내용	1. 본 회사가 발행할 신주의 주주인수에 관하여는 제 8조 제6항에서 정하는 바에 따라 그 소유주식수에 비례하여 신주를 배정하며, 주주가 신주인수권을 포기 또는 상실하거나 신주 배정시 단수주가 발생 하였을 경우에는 이사회 결의에 따라 이를 처리한다. 2. 전항의 규정에도 불구하고 다음 각 호의 경우에는 주주외의 자에게 신주를 배정할 수 있다. 가. 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 신주를 모집하거나 인수인에게 인수하게 하는 경우 나. 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 우리사주조합원에게 신주를 우선배정하는 경우 다. 증권거래법등 관계법규의 규정에 의하여 이사회의 결의로 주식예탁증서(DR) 발행에 따라 신주를 발행하는 경우 라. 제11조의 3에 의하여 일반공모증자 방식으로 신주를 발행하는 경우 마. 제11조의 4에 의하여 주식매수선택권의 행사로 인하여 신주를 발행하는 경우 바. 긴급한 자금의 조달을 위하여 국내외 금융기관 또는 기술도입 등을 필요로 그 제휴회사에게 이사회 결의로 회사의 보통주식 또는 우선주식을 발행주식 총수의 100분의 30을 초과하지 않는 범위내에서 신주를 발행하는 경우. 다만, 이 경우 신주의 발행가격은 증권거래법시행령 제 84조 의5의 규정에서 정하는 가격 이상으로 한다. ☞(주) 제 8조 6항 본 회사가 유상증자, 무상증자, 주식배당을 실시하는 경우, 보통주식에 대하여는 보통주식을, 우선주식에 대하여는 동일한 조건의 우선주식을 각 그 소유주식 비율에 따라 발행하는 것을 원칙으로 한다. 다만, 회사는 필요에 따라서 유상증자나 주식배당시 한가지 종류의 주식만을 발행할 수도 있으며 이 경우 모든 주주는

그 발행되는 주식에 대하여 배정 또는 배당을 받을 권리를 갖는다.

☞ (주) 제11조의3 (일반공모증자)

1. 본 회사는 발행주식총수의 100분의 30을 초과하지 않는
   범위내에서 증권거래법 제189조의 3의 규정에서 정하는
   방법에 따라 이사회의 결의로 일반공모증자방식에 의하여
   신주를 발행할 수 있다.

2. 일반공모증자방식에 의하여 신주를 발행하는 경우에는
   발행할 주식의 종류와 수 및 발행가격 등은 이사회의 결의
   로써 정한다.
   다만, 이 경우 신주의 발행가격은 증권거래법시행령 제84조의
   5의 규정에서 정하는 가격 이상으로 한다.

☞ (주) 제11조의4 (주식매수선택권)

1. 본 회사는 임· 직원(증권거래법 제189조의4 제1항에서
   규정하는 관계회사의 임· 직원을 포함한다. 이하 이 조에서
   같다)에게 증권거래법이 허용하는 한도내에서 증권거래법
   제189조의4의 규정에 의한 주식매수선택권을 주주총회의
   특별결의로 부여할 수 있다. 다만, 관계법령이 정하는 한도까지
   임· 직원(본 회사의 이사를 제외한다)에게 이사회 결의로써
   주식매수선택권을 부여할 수 있다.

2. 주식매수선택권을 부여받을 자는 회사의 설립· 경영· 해외영업
   또는 기술혁신 등에 기여하거나 기여할 수 있는
   임· 직원으로하되 관계법령에서 주식매수선택권을 부여받을
   수 없는 자로 규정한 임· 직원은 제외한다.

3. 주식매수선택권의 행사로 교부할 주식(주식매수선택권의
   행사가격과 시가와의 차액을 현금 또는 자기주식으로 교부
   하는 경우에는 그 차액의 산정기준이 되는 주식을 말한다) 은
   기명식 보통주식 또는 기명식 우선주식으로 한다.

4. 주식매수선택권의 행사로 교부할 수 있는 주식의 총수는
   관계법령에서 허용하는 한도까지로 한다.

5. 주식매수선택권은 이를 부여하는 주주총회 또는 이사회의
   결의일로부터 2년이 경과한 날로부터 8년이내에서 각 해당
   주주총회 또는 해당 이사회의 결의로 정하는 행사만료일까지
   행사할 수 있다. 단, 이 경우 주식매수선택권을 부여받은 자는
   관계법령이 정하는 경우를 제외하고는 본문의 규정에 의한
   결의일로부터 2년 이상 재임 또는 재직하여야 이를 행사할 수
   있다.

6. 주식매수선택권의 내용, 행사가격 등 주식매수선택권의 조건은
   관계법령 및 정관이 정하는 바에 따라 주주총회의 특별결의
   또는 이사회 결의로 정하되, 관계법령 및 정관에서 주주총회
   또는 이사회의 결의사항으로 규정하지 않은 사항은 이사회
   또는 이사회로부터 위임받은 위원회에서 결정할 수 있다.

7. 다음 각호의 1에 해당하는 경우에는 이사회의 결의로
   주식매수선택권의 부여를 취소할 수 있다.
   1. 임· 직원이 주식매수선택권을 부여받은 후 임의로

	퇴임하거나 퇴직한 경우
	2. 임· 직원이 고의 또는 과실로 회사에 중대한 손해를
	  초래하게 한 경우
	3. 기타 주식매수선택권 부여계약에서 정한 취소 사유가
	  발생한 경우		

결 산 일	12월 31일	정기주주총회	2~3월중
주주명부폐쇄시기		1월 1일부터 1개월 間	
주권의 종류	1,5,10,50,100,500,1,000,10,000(8종)		
명의개서대리인	증권예탁원(T:3774-3000): 서울시 영등포구 여의도동 34-6번지		
주주의 특전	없음	공고게재신문	중앙일보

3. 최근 6개월 간의 주가 및 주식 거래실적

가. 국내증권시장

(단위 : 원, 천주)

종 류		'04년10월	11월	12월	'05년1월	2월	3월
보통주	최 고	494,500	463,500	450,500	495,000	528,000	519,000
	최 저	428,000	426,000	402,000	435,000	490,500	492,000
월간거래량		13,666	10,880	10,257	9,836	7,545	9,309
우선주	최 고	317,500	313,500	298,500	326,500	350,000	349,500
	최 저	290,500	288,000	266,000	288,000	320,500	325,000
월간거래량		826	1,210	1,144	1,070	615	880

나. 해외증권시장

[증권거래소명 : 런던 증권거래소(상장기준)]   (단위 : $, 천DR)

종 류		'04년10월	11월	12월	'05년1월	2월	3월
보통주	최 고	216.25	214.50	219.00	240.00	259.75	258.75
	최 저	187.50	194.50	187.25	207.75	236.00	242.00
월간거래량		2,739	2,572	2,011	2,019	1,965	2,275
우선주	최 고	138.75	142.75	145.00	155.50	170.75	172.00
	최 저	126.50	131.75	123.25	135.50	154.00	160.50
월간거래량		374	720	399	613	403	381

VII. 임원 및 직원 등에 관한 사항

1. 임원의 현황

(단위 : 주)

직 명 (상근여부)	등기임원 여부	성 명	생년월일	약 력	담당업무	소유주식수		비 고
						보통주	우선주	
대표이사 회장 (상근)	등기임원	이건희	1942.01.09	삼성회장	전사 중장기 전략	2,819,659	0	중임
대표이사 부회장 (상근)	등기임원	윤종용	1944.01.21	삼성일본본사 사장	전사 경영전반 총괄	13,593	0	중임
대표이사 부회장 (상근)	등기임원	이학수	1946.06.25	삼성그룹 비서실장	회장실업무 총괄 겸)삼성 기업구조조정관련 업무 총괄	19,384	0	중임
대표이사 부회장 (상근)	등기임원	이윤우	1946.06.26	반도체총괄 사장	기술총괄 겸) 대외협력담당	12,100	0	중임
대표이사 사장 (상근)	등기임원	최도석	1949.05.03	경영지원실장	전사 경영지원업무 총괄	10,151	0	중임
사 장 (상근)	등기임원	김인주	1958.12.13	삼성전자 회장실 부사장	삼성 기업구조조정본부 관련 업무	1,040	0	중임
사외이사 (비상근)	등기임원	Hirlinger	1950.02.11	Bayerische Landesbank 동경/서울사무소장	전사 경영전반에 대한 업무	100	0	중임
사외이사 (비상근)	등기임원	임성락	1945.05.28	국은투신운용 대표이사	전사 경영전반에 대한 업무	500	0	중임
사외이사 (비상근)	등기임원	황재성	1944.02.01	서울지방 국세청장	전사 경영전반에 대한 업무	-	0	중임
사외이사 (비상근)	등기임원	Tetsuo Iwasaki	1946.07.24	Applied Materials Japan	전사 경영전반에 대한 업무	-	0	중임
사외이사 (비상근)	등기임원	이갑현	1943.08.18	한국외환은행장	전사 경영전반에 대한 업무	-	0	중임
사외이사 (비상근)	등기임원	Goran S. Malm	1947.03.14	GE Asia-Pacific 사장 /GE Senior VP	전사 경영전반에 대한 업무	400	0	중임
사외이사 (비상근)	등기임원	정귀호	1939.08.04	법무법인 바른법률 고문변호사	전사 경영전반에 대한 업무	-	0	신임

○ 타회사 임원겸직 현황

겸직현황		겸 직 회 사			비 고
성 명	직 위	회사명	직 위	담당업무	
이건희	대표이사 회 장	SJC (일본 현지 판매 법인)	이 사	비상근	
이윤우	대표이사 부회장	에스엘시디 주식회사	이 사	비상근	

○ 미등기임원현황

직 위	성 명	생년월일	담당업무	약 력	학 력
회장	임 관	19341107	종합기술원內	종합기술원장	Northwestern Univ.(博士)
사장	임형규	19530204	종합기술원장	기술총괄	Univ. of Florida(博士)
사장	이상완	19500322	LCD총괄	LCD총괄	연세대(碩士)
사장	황창규	19530123	반도체총괄	반도체총괄	Univ. of Massachusetts, Boston(博士)
사장	이기태	19481007	정보통신총괄	정보통신총괄	인하대
사장	신필열	19461111	삼성스포츠단內	삼성스포츠단內	서울대
사장	이현봉	19490719	생활가전총괄	국내영업사업부장	서울대
사장	권오현	19521015	System LSI사업부장	System LSI사업부장	Stanford大(博士)
사장	최지성	19510202	디지털미디어총괄	디지털미디어총괄	서울대
사장	이창렬	19491009	일본본사 사장	일본본사 사장	한양대
사장	박근희	19531101	중국본사장	중국본사장	청주대
사장대우	이종왕	19490501	법무실장	법무실장	서울대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
사장	양해경	19480316	구주전략본부장	구주전략본부장	고려대
사장	오동진	19481022	북미총괄	북미총괄	성균관대
사장	김재욱	19540130	메모리제조담당	메모리FAB센터장	한양대
부사장	송지오	19470219	메카트로닉스연구소장	메카트로닉스센터장	Univ. of Iowa(博士)
부사장	이상배	19500120	세렴방복합단지장	세렴방복합단지장	동국대
부사장	이문용	19520528	시스템가전사업부장	시스템가전사업부장	The Ohio State Univ.(博士)
부사장	이순동	19470329	홍보팀장	홍보팀장	연세대(碩士)
부사장	고인수	19490925	성균관대 재단 파견	인력개발원 부원장	성균관대
부사장	박종우	19520710	디지털프린팅사업부장	디지털프린팅사업부장	Purdue Univ.(博士)
부사장	강재영	19520919	디지털미디어 경영지원실장	디지털미디어 경영지원실장	연세대
부사장	노인식	19510119	인력팀장	인력팀장	성균관대
부사장	박노병	19550902	디지털미디어연구소장	디지털미디어연구소장	Univ. of Southern California(博士)
부사장	박상진	19530316	동남아총괄	동남아총괄	서울대
부사장	이기원	19490102	시스템연구소장	시스템연구소장	Univ. of Michigan, Ann Arbor(博士)
부사장	이 실	19490703	삼성스포츠단內	삼성스포츠단內	연세대
부사장	장충기	19540113	기획팀內	기획팀內	서울대
부사장	지대섭	19531106	반도체 경영지원실장	반도체 경영지원실장	홍익대(碩士)
부사장	최광해	19560109	재무팀內	재무팀內	서울대
부사장	김인수	19490908	구주총괄	인사팀장	성균관대
부사장	김헌수	19500601	컴퓨터시스템사업부장	컴퓨터시스템사업부장	Illinois Inst. of Tech.(碩士)
부사장	박형건	19550201	System LSI FAB센터장	System LSI FAB센터장	서강대
부사장	우남성	19530107	Mobile Solution개발실장	Mobile Solution개발실장	Univ. of Maryland, Coll. Park(博士)
부사장	윤주화	19530226	경영지원팀장	경영지원팀장	성균관대
부사장	이중용	19500719	멕시코복합단지장	멕시코복합단지장	연세대
부사장	이지섭	19480209	IT Display센터장	IT Display센터장	한양대
부사장	장원기	19550202	HD Display센터장	HD Display센터장	연세대(碩士)
부사장	장창덕	19501004	국내영업사업부장	CIS총괄	성균관대
부사장	최외홍	19521220	재경팀장	경리팀장	홍익대(碩士)
부사장	최주현	19540127	경영진단팀장	경영진단팀장	서울대
부사장	최진균	19490328	스토리지사업부장	스토리지사업부장	중앙대
부사장	홍순호	19520831	네트워크사업부장	네트워크사업부장	서강대
부사장	권희민	19520311	Digital Solution센터장	Digital Solution센터장	California Inst. of Tech.(博士)
부사장대우	김상균	19580708	법무실內	법무실內	서울대
부사장	강운섭	19521001	통신 경영지원실장	통신 경영지원실장	경북대(碩士)
부사장	김현덕	19510115	경영기획팀장	경영기획팀장	한양대
부사장	박희균	19510401	SAS법인장	SAS법인장	North Carolina Central Univ.(博士)
부사장대우	서우정	19560408	법무실內	법무실內	서울대
부사장	안주환	19501211	LCD 경영지원실장	LCD 경영지원실장	연세대
부사장	허기열	19521206	중국 판매법인관장	중국 마케팅팀장	연세대
전무대우	김영균	19481209	통신연구소 표준연구팀장	통신연구소 표준연구팀장	Duke Univ.(博士)
전무	박성철	19550212	경영혁신팀內	경영혁신팀內	Univ. of Oregon(博士)
전무	유병률	19511109	디지털비데오사업부장	디지털비데오사업부장	인하대
전무	윤진혁	19531006	Mobile Display 사업팀장	Mobile Display 사업팀장	부산대
전무	전동수	19580801	SYS.LSI 전략마케팅팀장	SYS.LSI 전략마케팅팀장	경북대(碩士)
전무	고영범	19580815	메모리제조담당 FAB1팀장	메모리 FAB센터內	Osaka Univ.(博士)
전무	김광호	19540330	법무팀장	법무팀장	George Washington Univ.(碩士)
전무	남상권	19520517	반도체 구매팀장	반도체 구매팀장	인하대
전무	방인배	19540116	인사팀內	인력팀內	고려대
전무	오석하	19500621	서남아총괄	SEIN법인장	건국대
전무	이동현	19520315	LCD 전략마케팅팀장	LCD 전략마케팅팀장	경희대
전무	이상렬	19510926	경영혁신팀內	경영혁신팀內	한양대
전무	이상석	19520512	국내영업 유통관장	국내영업 전속유통담당	부산대
전무	이종석	19630426	글로벌마케팅실장	보좌역	Cornell Univ.(碩士)
전무	장병조	19540206	구미지원센터장	구미지원센터장	영남대
전무	정 활	19540322	국내영업 애니콜관장	국내영업 특판영업담당	중앙대
전무대우	정국현	19520115	디자인전략팀장	디자인전략팀장	Chiba Univ.(碩士)
전무	정현랑	19531002	일본본사內	일본본사內	성균관대
전무	조남용	19510620	메모리 전략마케팅팀장	메모리 전략마케팅팀장	고려대
전무	조원국	19501009	국내영업 경영지원팀장	국내영업 경영지원팀장	홍익대(碩士)
전무	주우식	19590617	IR팀장	IR팀장	Cornell Univ.(博士)
전무	최창수	19501020	무선 전략마케팅팀장	무선 전략마케팅팀장	인하대

직 위	성 명	생년월일	담당업무	약 력	학 력
전무	현광석	19520315	무선 구매팀장	무선 구매팀장	고려대
전무대우	권기섭	19600620	법무팀內	법무팀內	Quinnipiac Coll.(博士)
전무	김 준	19580222	회장실1팀장	회장실1팀장	고려대
전무	김상항	19550112	재무팀內	재무팀內	한양대
전무	김재범	19550514	반도체 기획팀장	반도체 기획팀장	Univ. of California, Berkeley(碩士)
전무	김정한	19501230	STA법인장	STA법인장	서울대
전무	민동욱	19500826	일본본사內	일본본사內	서강대(碩士)
전무	박재중	19591219	회장실2팀內	회장실2팀內	고려대
전무	박하철	19620904	LCD 마케팅팀장	LCD 마케팅팀장	Stanford大(碩士)
전무	백봉주	19500417	CIS총괄	SEM법인장	서울대
전무	변재봉	19541001	종합기술원內	종합기술원內	영남대
전무대우	성열우	19590207	법무실內	법무실內	서울대
전무	오세영	19530324	네트워크 전략마케팅팀장	네트워크 기획팀장	연세대
전무대우	윤지홍	19541107	무선 디자인팀장	무선 디자인팀장	한양대(碩士)
전무	윤창현	19530410	SSEC법인장	SIEL법인內	부산대
전무	이근면	19520415	통신 인사팀장	통신 경영지원팀內	아주대(碩士)
전무	이병일	19590127	기획팀內	경영기획팀內	KAIST(博士)
전무	이병철	19530810	시스템가전 지원팀장	시스템가전 지원팀장	대구상고고교
전무	이상훈	19550615	재무팀內	재무팀內	경북대
전무	이재원	19531113	DP센터장	DP센터장	인하대
전무	장형욱	19530720	국내영업 경영지원팀內	SESS법인장	연세대
전무	정유성	19561225	인사팀장	인사팀內	한양대
전무	정인철	19530707	무선 해외영업1팀장	무선 해외영업팀內	한국외국어대
전무	조규담	19521226	영상디스플레이 Global운영팀장	SEH법인장	경북대
전무	조윤영	19581128	재무팀內	재무팀內	KAIST(博士)
전무	한양희	19500228	무선 해외영업2팀장	무선 해외영업팀內	성균관대
전무	허영호	19520730	수원지원센터장	수원지원센터장	동아대
상무대우	김수목	19640518	법무실內	법무실內	서울대
상무대우	이현동	19651003	법무실內	법무실內	서울대
상무	정병기	19530714	재경팀內	구매전략팀內	Univ. of Sussex(碩士)
상무	고태일	19510107	TTSEC/TSED법인장	TTSEC/TSED법인장	한국외국어대
상무	김광태	19550514	홍보팀內	홍보팀內	연세대(碩士)
상무	김승환	19501119	시스템가전 구매팀장	일본본사內	한양대(碩士)
상무	김철진	19541219	CTO 기술기획팀장	SISA법인장	성균관대
상무	김형문	19541216	SSEG법인장	SSEG법인장	한양대
상무	박승룡	19560914	종합기술원內	종합기술원內	한양대
상무	박종원	19530420	중남미총괄	중남미총괄	서울대
상무	신상흥	19521110	영상전략마케팅팀장	SESA법인장	경북대
상무	안승준	19551018	인사팀內	인사팀內	Univ. of Bridgeport(碩士)
상무대우	엄대현	19660315	법무실內	법무실內	한양대
상무대우	여남구	19630105	법무실內	법무실內	서울대(碩士)
상무	오장환	19511007	비데오 전략마케팅팀장	비데오 전략마케팅팀장	성균관대
상무	윤정구	19550528	메모리 품질팀장	메모리 품질팀장	동국대
상무	이기순	19521215	네트워크 Internet Infra사업팀장	네트워크 Internet Infra사업팀장	한양대
상무	이병우	19530812	중아총괄	중아총괄	부산대
상무대우	이학철	19670101	법무실內	법무실內	Harvard Univ.(博士)
상무	임현문	19510319	CS경영센터장	Global품질보증팀장	단국대
상무	장규석	19530927	TSE법인장	TSE법인장	성균관대
상무	정봉진	19520614	SEHK법인장	SSS법인장	성균관대
상무	하윤호	19541016	디스플레이전략마케팅팀장	GMO 지역전략팀장	한국외국어대
상무	홍석우	19560212	북미 마케팅팀장	북미 마케팅팀장	KAIST(碩士)
상무	강병수	19510907	구매전략팀장	구매전략팀장	제주대
상무	강승각	19550313	SEG법인장	SEG법인장	서울대
상무	권태종	19520310	LCD Module1팀장	LCD Module1팀장	한양대(博士)
상무	길영준	19561208	SISA법인장	종합기술원內	KAIST(博士)
상무	김봉영	19570120	경영진단팀內	감사팀장	한양대
상무	김성배	19580820	재경팀內	재무팀內	서울대
상무대우	김영호	19640801	법무실內	법무실內	고려대
상무대우	김윤근	19640718	법무실內	법무실內	서울대
상무	김일웅	19590415	메모리 전략마케팅팀장	메모리 전략마케팅팀內	Illinois Inst. of Tech.(博士)
상무	김종중	19560707	재무팀內	재무팀內	고려대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무	김철교	19580825	인사팀内	경영진단팀内	연세대(碩士)
상무	남성우	19570224	경영혁신팀内	경영혁신팀内	서강대
상무	박용환	19560201	SSI법인장	SSI법인장	홍익대(碩士)
상무	배병률	19551205	미래전략그룹장	미래전략그룹장	숭실대
상무	변정우	19561228	메모리제조담당 FAB3팀장	메모리 FAB센터内	경북대
상무	성인희	19570103	인력팀内	인력팀内	경희대
상무대우	신영훈	19650119	법무실内	법무실内	경희대(碩士)
상무	유두영	19540510	SE법인장	SE부법인장	한국외국어대
상무대우	안덕호	19680728	법무실内	법무실内	서울대
상무	이돈주	19561013	시스템가전 전략마케팅1팀장	시스템가전 전략마케팅팀장	Columbia Univ.(碩士)
상무	이박준	19530112	SEIN법인장	비데오 Global운영팀장	연세대
상무	이선종	19580524	재경팀내	경리팀内	고려대(碩士)
상무	이장재	19550114	프린팅 전략마케팅팀장	프린팅 전략마케팅팀장	연세대
상무	이재국	19580805	북미 경영지원팀장	북미 경영지원팀장	성균관대
상무	이재용	19680623	경영기획팀 경영전략담당	경영기획팀 경영전략담당	Harvard Univ.(博士)
상무	이철희	19551003	중국본사内	중국본사内	중국문화대학원(碩士)
상무	정원조	19560804	홍보팀内	홍보팀内	한양대
상무	조흥식	19570322	메모리 Command Center장	메모리 Command센터장	숭실대
상무	최병석	19580128	디지털미디어 지원팀장	디지털미디어 지원팀장	경북대
상무	황춘택	19550820	비데오 구매팀장	일본본사内	영남대
상무	강영기	19570425	경영기획팀内	경영기획팀内	연세대(博士)
상무	강태웅	19550823	중국 마케팅팀内	국내영업 시스템가전영업팀장	서강대(碩士)
상무	고양진	19560111	경협북경사무소장	경협북경사무소장	경희대
상무	곽영수	19561123	국내영업 경영지원팀内	국내영업 경영지원팀内	서울시립대
상무	구자현	19580422	감사팀장	해외지원팀内	부산대
상무	김동기	19560612	네트워크 기획팀장	네트워크 상품기획팀장	한양대(碩士)
상무	김동환	19580130	컴퓨터 개발팀内	컴퓨터 Global CS팀장	아주대(碩士)
상무	김명국	19531001	LCD 자재구매팀장	LCD 자재구매팀장	숭실대
상무	김상현	19610302	메모리 기획팀장	메모리 기획팀장	한양대
상무	김수봉	19550401	SEGZ법인장	디스플레이전략마케팅팀장	성균관대
상무	김양규	19550513	SEF법인장	SEF법인장	Insa De Lyon(碩士)
상무	김영식	19581003	동남아 경영지원팀장	동남아 경영지원팀장	고려대
상무	김영태	19571229	LCD 설비기술팀장	LCD 자동화팀장	Georgia Inst. of Tech.(博士)
상무	김영환	19581214	무선 개발3팀장	무선 제품기술팀장	경북대
상무	김재권	19550826	영상디스플레이 구매팀장	영상디스플레이 구매팀장	한국외국어대
상무	김종호	19570620	무선 제조팀장	무선 제조팀장	숭실대
상무	김태호	19561126	홍보팀内	홍보팀内	성균관대
상무	김형우	19590103	무선 마케팅지원팀장	무선 신규사업팀장	KAIST(碩士)
상무	김헌성	19550802	LCD 영업1팀장	LCD 전략마케팅팀内	서울대
상무	노기학	19570225	TSTC법인장	무선 해외영업팀内	영남대
상무	박광면	19551109	SYS.LSI FAB1팀장	SYS.LSI FAB1팀장	고려대(碩士)
상무	박두의	19560128	디지털미디어 기획팀장	디지털미디어 기획팀장	연세대
상무	박상범	19570627	CS경영 Global서비스팀장	북미 서비스담당	성균관대
상무	박상탁	19560505	종합기술원内	종합기술원内	한양대
상무	박용진	19561023	SEA DIT Div.장	SELA법인장	고려대
상무	박희선	19551009	경영혁신팀内	경영혁신팀内	건국대
상무	손정민	19600727	LCD FAB1팀장	LCD FAB1팀장	한양대(碩士)
상무	신정수	19540724	SEA DCE Div.장	북미 DCE 부Div.장	한국외국어대
상무	안재근	19570815	반도체 인사팀장	반도체 인사팀장	동국대
상무	이경표	19580627	LCD 마케팅팀内	LCD 전략마케팅팀内	KAIST(碩士)
상무	이규동	19550301	SSEC内	SSEC법인장	영남대
상무	이선용	19580205	System LSI FAB센터内	System LSI FAB센터内	광운대
상무	이승구	19560316	프린팅 지원팀장	프린팅 지원팀장	숭실대
상무	이태직	19570119	스토리지 전략마케팅팀장	스토리지 전략마케팅팀장	한국외국어대(碩士)
상무	이택근	19550728	LCD FAB2팀장	LCD FAB2팀장	홍익대
상무	이호영	19560326	LCD Module2팀장	LCD Module2팀장	성균관대
상무	이효종	19560802	네트워크 전략마케팅팀内	네트워크 전략마케팅팀内	한양대(碩士)
상무	장중진	19570224	영상디스플레이 지원팀장	영상디스플레이 지원팀장	국민대
상무	정충기	19570123	메카 지원팀장	메카 지원팀장	한양대
상무	정현호	19600306	재무팀内	재무팀内	Harvard大(碩士)
상무	조현탁	19590107	네트워크영업팀장	네트워크영업팀장	경북대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무	최시돈	19590123	DP센터 제조1팀장	DP센터 제조팀장	경북대(碩士)
상무	최재관	19570311	시스템가전 전략마케팅2팀장	시스템가전 전략마케팅팀內	Rutgers Univ.(碩士)
상무	허 흔	19531119	프린팅 Global CS팀장	프린팅 Global CS팀장	영남대
상무	고동진	19610326	유럽연구소內	유럽연구소內	Univ. of Sussex(碩士)
상무	김동일	19590613	메카 자동화시스템개발팀장	Robot System 개발팀장	서울대(博士)
상무	김영수	19560519	경영기획팀內	경영기획팀內	Hartford대(碩士)
상무	김재우	19581112	SYS.LSI 영업1팀장	SYS.LSI 전략마케팅팀內	동국대
상무대우	김재현	19550605	법무팀內	법무팀內	New York大(碩士)
상무	김종산	19551209	반도체 Infra기획팀장	반도체 Infra기획팀장	전남대
상무	김준경	19531124	국내영업 전략유통영업팀장	국내영업 신유통영업팀장	인하대
상무	김지승	19610227	통신 지원팀장	통신 경영지원팀內	고려대
상무	김형호	19590912	CS경영 원류품질혁신팀장	CS경영 원류품질혁신팀장	인하대
상무	남병규	19590320	수원지원 지원팀장	수원지원 지원팀장	영남대
상무	데이빗스틸	19660924	디지털미디어 마케팅팀장	디지털미디어 마케팅팀장	MIT(博士)
상무	류선호	19560929	메모리제조담당 FAB2팀장	메모리 FAB센터內	인하대
상무	박경정	19580601	무선 지원팀장	무선 지원팀장	영남대
상무	박영경	19610709	회장실1팀內	회장실1팀內	경희호텔전문대
상무	박영동	19590617	무선 해외영업5팀장	무선 해외영업팀內	인하대
상무	박성수	19560615	DSC 기획팀장	Solution마케팅팀장	성균관대
상무	박제승	19551002	SEAU법인장	SEAU법인장	연세대
상무	박종환	19611217	시스템가전 지원팀內	시스템가전 지원팀內	연세대(碩士)
상무	방상원	19580618	일본본사內	일본본사內	한양대
상무	배경태	19580310	디지털미디어 인사팀장	디지털미디어 인사팀장	동국대
상무	배창섭	19580807	LCD IT Display센터 지원팀장	LCD IT Display센터 지원팀장	Univ. of Illinois, Urbana-Champaign(碩士)
상무	백낙욱	19571010	국내영업 마케팅팀장	국내영업 서울지사장	충남대
상무	서병삼	19570603	전자렌지사업팀장	SEMA법인장	아주대
상무	손대일	19561221	통신 경영지원실內	통신 경영지원팀內	MIT(碩士)
상무	송백규	19580423	LCD 지원팀장	LCD 경영지원팀內	고려대
상무	심상배	19550318	국내영업 경영지원팀內	국내영업 경영지원팀內	단국대
상무대우	안병철	19570625	스포츠과학지원실장	스포츠과학지원실장	Chiba大(博士)
상무	옥경석	19580409	반도체 지원팀장	반도체 지원팀장	건국대
상무	원기찬	19600227	인사팀內	북미 인사담당	성균관대
상무대우	유제일	19590101	재경팀內	경리팀內	동국대
상무대우	이기옥	19670210	법무실內	법무실內	성균관대
상무	이석명	19570424	중국본사內	중국본사內	마산상고고교
상무	이우석	19580604	메모리 인사팀장	메모리 인사팀장	광운대
상무	장기철	19570327	반도체 경영혁신팀장	반도체 경영혁신팀장	부산대
상무	전광호	19540630	재경팀內	업무팀內	성균관대
상무	조남성	19590714	일본본사內	일본본사內	KAIST(碩士)
상무	조병학	19600814	SYS.LSI 기획팀장	SYS.LSI 기획팀장	서강대
상무	조중헌	19550716	해외지원팀內	중남미 경영지원팀장	서울대
상무	차영수	19610614	재무팀內	경영지원팀內	Indiana Univ., Bloomington(碩士)
상무	최신형	19601115	재무팀內	재무팀內	부산대
상무	허상훈	19590819	무선 CS팀장	무선 CS팀장	부산대
상무	홍완훈	19591114	SET법인장	SET법인장	인하대
상무보	김영수	19570202	Home Solution사업팀장	Solution기획팀장	동아대
상무보	김진한	19570601	통신 광소재팀장	광소재사업팀內	경북대(碩士)
상무보	박주경	19560705	네트워크 CS팀장	네트워크 CS팀장	경북대
상무보	배송한	19561015	네트워크 전략마케팅팀內	네트워크 전략마케팅팀內	한양대
상무보	유수경	19560103	LCD 품질1팀장	LCD 품질1팀장	서강대(碩士)
상무보	윤승철	19580305	통신 경영지원실內	TSTC법인장	경북대
상무보	강호민	19571216	Mobile Display 제조팀장	Mobile Display 제조팀장	광운대
상무보	고창범	19540523	SEA ADC장	북미 ADC장	성균관대
상무보	권재충	19560326	CTO 기술협력팀장	기술협력팀장	KAIST(碩士)
상무보	김영근	19570801	메모리 품질팀內	메모리 품질팀內	한양대
상무보	김정환	19580127	SESA법인장	GMO 마케팅전략팀장	한국외국어대
상무보	김종인	19581010	무선 상품기획팀內	무선 해외상품기획팀內	경북대
상무보	김준식	19580228	홍보팀內	홍보팀內	고려대
상무보	김진안	19560519	국내영업 IT영업팀內	국내영업 IT영업팀內	Universite Laval(碩士)
상무보	김흥식	19550410	중국 경영지원팀장	컴퓨터 지원팀장	청주대
상무보	류두현	19571129	메모리 지원팀장	메모리 지원팀장	고려대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무보	류성일	19580624	CS경영 Global품질보증팀장	감사팀內	한양대
상무보	민영성	19570313	비데오 지원팀장	비데오 지원팀장	성균관대
상무보	박재순	19600806	SECA법인장	SECA법인장	성균관대
상무보	박종갑	19601225	국내영업 시스템가전영업팀장	국내영업 서부지사장	전북대
상무보	박종서	19570505	일본본사內	시스템가전 구매팀장	건국대
상무보	백학명	19531115	SEBJ법인장	SEBJ법인장	미국기타대(碩士)
상무보	서치원	19570405	GMO 지역전략팀장	디스플레이전략마케팅팀內	연세대
상무보	성규식	19530807	수원지원 환경안전팀장	수원지원 환경안전팀장	영남대
상무보	엄규호	19570112	컴퓨터 전략마케팅팀장	컴퓨터 전략마케팅팀장	성균관대
상무보	연제찬	19541204	SEU법인장	SEU법인장	경희대
상무보	우형래	19560308	네트워크 전략마케팅팀內	네트워크 전략마케팅팀內	연세대
상무보	원선회	19600108	안식년	SSS법인장	동국대
상무보대우	유승엽	19671224	법무실內	법무실內	고려대
상무보	육현표	19590113	기획팀內	기획팀內	고려대(碩士)
상무보	윤병배	19550420	프린팅 전략마케팅팀內	프린팅 전략마케팅팀內	Michigan(博士)
상무보	이강의	19590315	DP센터 지원팀장	DP센터 지원팀장	중앙대
상무보	이건중	19570118	HD Display센터內	HD Display센터內	건국대(博士)
상무보	이선우	19590602	메모리 영업2팀장	메모리 전략마케팅팀內	Univ. of Warwick(碩士)
상무보	이영우	19590118	메모리 영업1팀장	SSEL법인장	중앙대
상무보	이재경	19580215	메모리제조담당 EDS팀장	메모리 FAB센터內	경북대
상무보	이정복	19581225	SEPOL법인장	SEPOL법인장	서울대(碩士)
상무보	이정식	19570525	국내영업 서울지사장	국내영업 마케팅팀장	서강대(碩士)
상무보	이종찬	19581115	SESK법인장	비데오 Global운영팀장	아주대(碩士)
상무보	이태협	19600511	인력팀內	인력팀內	SUNY, Stony Brook(碩士)
상무보	이홍준	19560901	SEM법인장	시스템가전 전략마케팅팀內	Univ. of Brighton(碩士)
상무보	임수택	19560520	SELS법인장	SELS법인장	서강대
상무보	전성호	19590717	영상전략마케팅팀內	영상전략마케팅팀內	홍익대
상무보	전우현	19581124	구미지원센터內	구미지원센터內	영남대
상무보	정민형	19610119	종합기술원內	기술기획팀장	서울대
상무보	정재룡	19590306	SYS.LSI 영업2팀장	SYS.LSI 전략마케팅팀內	경북대
상무보	조성래	19570426	구매전략팀內	구매전략팀內	경희대
상무보	조용덕	19590306	LCD 기획팀장	LCD 경영지원팀內	Columbia Univ.(博士)
상무보	조정환	19540521	SEMA법인內	SEMA법인內	한양대
상무보	지완구	19580208	경영혁신팀內	경영혁신팀內	국민대
상무보	채희선	19610225	메모리제조담당 FAB4팀장	메모리 FAB센터內	관동대
상무보	최동욱	19570827	LCD FAB3팀장	LCD FAB3팀장	아주대(碩士)
상무보	최승하	19590312	경영진단팀內	경영진단팀內	연세대(碩士)
상무보	최우수	19570914	인사팀內	인사팀內	동국대
상무보	피터 스카르진스키	19550807	STA법인內	STA법인內	미국기타대
상무보	하윤회	19561119	SYS.LSI 지원팀장	SYS.LSI 지원팀장	성균관대
상무보	황재민	19560620	스토리지 지원팀장	중국 경영지원팀장	국민대
상무보	강경훈	19640809	인력팀內	인력팀內	경찰대
상무보	권강현	19570110	DSC 기획팀內	Solution컨텐츠팀장	Univ. of Illinois, Urbana-Champaign(碩士)
상무보	김경도	19571123	SYS.LSI 제조혁신팀장	SYS.LSI 제조혁신팀장	한양대
상무보	김경조	19600320	일본본사內	일본본사內	고려대(碩士)
상무보	김영수	19611123	경영지원팀內	경영지원팀內	부산대
상무보	김병구	19560905	북미IRO	북미IRO	광운대
상무보	김석필	19600911	SEUK Set Div.장	GMO 지역전략팀內	HEC(碩士)
상무보	김연환	19621022	경영혁신팀內	경영혁신팀內	한양대
상무보	김영하	19540403	SESH법인장	중국 SET Div.장	서울대
상무보	김학응	19590821	시스템가전 지원팀內	시스템가전 지원팀內	성균관대
상무보	김형일	19570720	SESC법인장	SESC법인장	광운대
상무보	김혁철	19570101	무선 제품기술팀內	무선 제품기술팀內	경남대
상무보	김형도	19621117	경영진단팀內	경영진단팀內	한양대
상무보	김형준	19580208	국내영업 경영지원팀內	국내영업 경영지원팀內	경희대
상무보	김희석	19601025	Package기술팀장	Package기술팀장	조선대
상무보대우	노시영	19560418	인사팀內	인사팀內	동아대
상무보	노종호	19591102	무선 기획팀장	무선 기획팀장	고려대
상무보	민용호	19520305	SSA법인장	SSA법인장	고려대
상무보	박기언	19591102	SAPL 반도체 Div.장	SAPL 반도체 Div.장	성균관대

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무보	박병대	19590214	무선 해외영업4팀內	무선 해외영업팀內	한국외국어대
상무보	박봉식	19541130	서남아 경영지원팀장	서남아 경영지원팀장	부산대(碩士)
상무보대우	박승건	19570720	통신연구소 지적자산팀장	통신연구소 지적자산팀장	서울대
상무보	반상조	19580730	일본본사內	일본본사內	경남상고
상무보	방문수	19570410	비데오 전략마케팅팀內	비데오 전략마케팅팀內	電氣通信大學(碩士)
상무보	변상권	19570909	OMS운영팀장	OMS Global운영팀장	영남대(碩士)
상무보	서덕건	19580717	전자렌지사업팀內	전자렌지사업팀內	인하대
상무보	서영복	19590821	네트워크 제조팀장	네트워크 제조팀장	경희대
상무보	성재현	19590518	경영혁신팀內	경영혁신팀內	성균관대
상무보	송성원	19621212	구주 마케팅팀장	구주 마케팅팀장	건국대
상무보	신현대	19571018	프린팅 전략마케팅팀內	프린팅 전략마케팅팀內	경북대
상무보	심상필	19581228	통신 경영지원실內	통신 경영지원팀內	경희대
상무보	심순선	19611029	감사팀內	감사팀內	인하대
상무보	엄영진	19590115	무선 지원팀內	무선 지원팀內	항공대
상무보	엄영훈	19600320	GMO 상품전략팀장	GMO 상품전략팀장	KAIST(碩士)
상무보	오해동	19560131	LCD 영업2팀장	LCD 전략마케팅팀內	Loyola Univ., Chicago(碩士)
상무보	왕통	19620624	북경통신연구소장	북경통신연구소장	북경 과기대
상무보대우	위성욱	19580711	해외지원팀內	경영INFRA T/F장	한양대
상무보	윤기천	19610115	LCD 자동화팀장	LCD 자동화팀內	경북대(碩士)
상무보	이경주	19590413	통신 기획팀장	통신 경영지원팀內	성균관대
상무보	이기용	19600224	LCD 인사팀장	LCD 경영지원팀內	한양대
상무보	이상영	19590721	SEAG법인장	SEAG법인장	한국외국어대
상무보	이상철	19600620	SEBN법인장	시스템가전 지원팀內	인하대
상무보	이영우	19611014	DALLAS연구소內	통신 경영지원팀內	부산대
상무보	이용일	19600325	컴퓨터 Global운영팀장	컴퓨터 Global운영팀장	MIT(碩士)
상무보	이재형	19570818	SDMA법인장	SDMA법인장	경북대
상무보	이정열	19610327	재무팀內	재무팀內	KAIST(碩士)
상무보	이종인	19590616	컴퓨터 구매팀장	구매전략팀內	한양대
상무보	이창협	19600329	종합기술원內	종합기술원內	한양대(碩士)
상무보대우	이항우	19570319	SEA CS Div.장	북미 CS Div.장	경북대
상무보	임규호	19560617	북미 전략기획팀內	북미 전략기획팀內	홍익대
상무보	전옥표	19570330	국내영업 남부지사장	국내영업 경북지사장	연세대(碩士)
상무보	전용배	19620815	회장실2팀內	회장실2팀內	서울대(碩士)
상무보	정규일	19570305	중국본사內	수원지원 지원팀內	고려대
상무보	정금용	19620609	북미 인사팀장	인사팀內	충남대
상무보	정기환	19581008	국내영업 경영지원팀內	국내영업 경영지원팀內	한양대
상무보	정사진	19570415	SST법인장	SST법인장	경북대(碩士)
상무보	정이호	19580118	시스템가전 지원팀內	시스템가전 Global운영팀內	아주대(碩士)
상무보	정일진	19560517	스토리지 구매팀장	스토리지 구매팀장	성균관대
상무보	정현석	19611118	무선 마케팅팀장	무선 마케팅팀內	서울대(碩士)
상무보	조인수	19600227	SYS.LSI FAB2팀장	SYS.LSI FAB2팀장	경북대
상무보	조진호	19590428	국내영업 애니콜영업1팀장	국내영업 애니콜영업팀內	동아대
상무보대우	채승기	19590601	메모리제조담당 생산기술2팀장	메모리 FAB센터內	Univ. of Minnesota, Twin Cities(博士)
상무보	채종규	19581221	스토리지 제조팀장	스토리지 제조팀장	경북대(碩士)
상무보	최성호	19601202	구주 경영지원팀장	구주 경영지원팀장	성균관대
상무보	최영준	19620211	재무팀內	재무팀內	부산대
상무보대우	최재용	19570907	메모리제조담당 Facility팀장	메모리 FAB센터內	성균관대
상무보	최태봉	19600626	TSE 영업Div.장	TSE법인內	KAIST(碩士)
상무보	한기열	19600615	메모리제조담당內	메모리 FAB센터內	인하대
상무보	한명섭	19580225	영상디스플레이 Global CS팀장	영상디스플레이 Global CS팀장	아주대
상무보	한민석	19600416	SAS內	메모리 FAB센터內	경북대
상무보	한민호	19600226	수원지원 인사팀장	수원지원 인사팀장	중앙대
상무보대우	한종수	19570213	경영혁신팀內	경영혁신팀內	아주대(碩士)
상무보	황득규	19590606	반도체 구매팀內	반도체 구매팀內	Boston Univ.(碩士)
상무보	황주용	19580824	CIS 경영지원팀장	CIS 경영지원팀장	부산대
상무보	강영호	19610127	메모리 마케팅팀內	SSI內	Univ. of South Carolina(碩士)
상무보	고열진	19580414	충남아 경영지원팀장	구미지원센터內	국민대
상무보	고유찬	19590122	SECD법인장	SET內	American Graduate Sch. of International Management(碩士)
상무보	권오주	19580220	영상디스플레이 개발팀內	일본본사內	울산대
상무보	김강규	19591028	시스템가전 전략마케팅1팀內	시스템가전 공조시스템사업팀內	한양대

직 위	성 명	생년월일	담당업무	약 력	학 력
상무보	김경섭	19640103	LCD 생산기술2팀장	HD Display센터內	한양대(碩士)
상무보	김경현	19601221	경협사무국內	영상디스플레이 지원팀內	Univ. of Chicago(碩士)
상무보	김규출	19600323	인도연구소장	중앙연구소內	성균관대
상무보	김기태	19591129	메모리 영업3팀장	일본본사內	전북대
상무보	김명균	19630709	재경팀內	재무팀內	연세대
상무보	김병철	19620401	CTO 기술기획팀內	기술기획팀內	한국과학기술원(碩士)
상무보대우	김영준	19590812	디자인연구소장	영상전략마케팅팀內	영남대
상무보	김의탁	19580604	SENA법인장	충남마총괄內	한국외국어대
상무보	김인회	19640625	일본본사內	일본본사內	한국과학기술원(碩士)
상무보	김전득	19591121	SEPHIL법인장	ODD사업부內	국민대
상무보	김정기	19570918	전자렌지사업팀內	리빙 전략마케팅팀內	한양대
상무보	김주완	19600307	LCD Mobile Display 마케팅팀장	LCD Mobile Display 마케팅팀內	동국대
상무보	김진식	19601023	해외지원팀內	SESA內	연세대
상무보	김창수	19581018	SYS.LSI 마케팅2팀장	SYS.LSI 마케팅2팀장	인하대
상무보	김태룡	19590722	메모리제조담당 FAB5팀장	메모리FAB센터內	경북대
상무보	김태성	19590809	메모리제조담당 생산기술1팀장	메모리 DRAM PA팀內	홍익대
상무보대우	김하수	19571103	무선 제품기술팀內	메카트로닉스센터內	창원전문대
상무보	김홍기	19610717	재경팀內	경영지원실內	고려대
상무보	로준섭	19581212	LCD 영업1팀內	LCD 영업3팀內	숭실대
상무보	류 인	19601021	컴퓨터 지원팀장	Digital Solution센터內	서울대
상무보대우	류 혁	19681028	법무팀內	법무팀內	Wake Forest Univ.(碩士)
상무보	문동식	19611010	디지털미디어 마케팅팀內	기획팀內	Univ. of Illinois, Urbana-Champaign(碩士)
상무보	박광기	19630525	인사팀內	동남아 경영지원팀內	Chulalongkon University(碩士)
상무보	박석순	19601009	메모리 Command Center內	메모리 생산기획팀內	충남대
상무보	박영규	19590920	메모리제조담당 설비개발팀장	메모리 설비개발팀內	고려대(博士)
상무보	박우순	19571227	무선 상품기획팀內	무선 상품기획팀內	성균관대
상무보	박재형	19591210	재경팀內	구주전략본부內	연세대
상무보	박종엽	19600911	LCD 영업3팀장	LCD 영업2팀內	고려대
상무보	박주하	19580916	무선 해외영업2팀內	ETO內	서울대
상무보	박찬형	19591027	해외지원팀內	경리팀內	성균관대
상무보	박학규	19631007	재무팀內	SAMEX內	한국과학기술원(碩士)
상무보	박현종	19630203	국내영업 마케팅內	국내영업 M/D사업팀장	성균관대
상무보	배영창	19591130	SSEL법인장	메모리 마케팅팀內	명지대
상무보	서병훈	19630712	SYS.LSI 기술개발실內	북미 마케팅팀內	Carnegie Mellon Univ.(博士)
상무보	석창린	19591005	네트워크 전략마케팅팀內	미주IPC內	경북대
상무보	손상석	19590522	종합기술원內	CTO전략內	인하대(碩士)
상무보대우	송현명	19601014	무선 개발3팀內	무선 개발팀內	서울대(碩士)
상무보	신용식	19570713	시스템가전 Global운영팀장	SSA內	한양대
상무보대우	안기현	19580622	축구단장	축구단內	인천체육전문대
상무보	안동기	19600102	SESL법인장	SESL법인장	아주대
상무보	안영욱	19581115	STA內	SELA內	경북대
상무보	안중구	19570717	SELA법인장	SAMCOL법인장	한양대
상무보	안중현	19630310	경영기획팀內	경영기획팀內	한국과학기술원(碩士)
상무보	안찬영	19600403	구주 인사팀장	인사팀內	계명대
상무보	엄상률	19591219	SAVINA법인장	SEPCO법인장	부산대
상무보	유석운	19591122	LCD 설비구매팀장	LCD 설비구매팀장	성균관대
상무보	유영복	19540609	SIEL內	영상 해외기술팀內	인천전문대
상무보	유재영	19581215	영상디스플레이 디스플레이전략 마케팅팀內	영상디스플레이 ADO內	성균관대
상무보	은주상	19580712	SER內	GMO 지역전략팀內	한국외국어대
상무보	이 용	19600525	시스템가전 지원팀內	비디오 인사그룹內	중앙대
상무보	이경구	19590401	네트워크 지원팀장	네트워크 지원팀內	연세대
상무보	이동철	19620501	메모리 기술기획팀장	일본본사內	연세대
상무보	이명진	19580816	IR팀內	경리팀內	Columbia Univ.(MBA)
상무보	이병식	19580219	SSKMT법인장	SSKMT內	경북대
상무보	이영진	19610314	경영혁신팀內	경영혁신팀內	한국과학기술원(博士)
상무보	이웅우	19621102	메모리 전략마케팅팀內	메모리 전략마케팅팀內	인하대
상무보대우	이인정	19611023	법무팀內	법무팀內	서울대
상무보	이정영	19640205	LCD 생산기술1팀장	LCD 공정개발팀內	한국과학기술원(博士)
상무보	이준영	19590727	영상디스플레이 구매팀內	SAMEX內	숭실대
상무보	이충로	19580525	TEHRAN지점장	GMO 상품전략팀內	한국과학기술원(碩士)

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
상무보	이하동	19590529	프린팅 Global제조팀장	프린팅 Global제조팀內	경북대
상무보	이학동	19590607	무선 제품기술팀內	무선 제조기술팀內	경북대
상무보	임금옥	19600624	국내영업 경원지사장	국내영업 신유통영업팀內	조선대
상무보	임석우	19611110	경영지원팀內	기획팀內	서울대(碩士)
상무보	임선홍	19590405	GMO 브랜드전략팀장	북미 마케팅팀內	Univ. of Illinois, Urbana-Champaign(碩士)
상무보	임종권	19571123	무선 구매팀內	무선 구매팀內	숭실대
상무보	장성기	19590114	IT Display센터 인사팀장	메카 지원팀內	고려대(碩士)
상무보대우	장성수	19611213	재경팀內	통신 경영지원팀內	국민대
상무보	장유춘	19600224	중국IPC장	홍콩IPC장	한양대
상무보	장재수	19620720	통신 경영지원실內	통신 경영지원팀內	Syracuse Univ.(碩士)
상무보	전현구	19581221	SYS.LSI 품질팀장	SYS.LSI 품질팀內	성균관대(碩士)
상무보	조기형	19600311	STA內	SEA內	한국외국어대
상무보	조용철	19620117	회장실1팀內	런던지사內	서강대
상무보	조창규	19580619	국내영업 전략유통영업팀內	국내영업 신유통영업팀內	중앙대
상무보	주은기	19610128	감사팀內	외자관리팀內	한국과학기술원(碩士)
상무보	지정환	19580306	일본본사內	MEDIA 제품기술內	한양대
상무보	최규상	19581119	메모리제조담당 TW팀장	메모리 설비기술팀內	광운대
상무보	최근철	19581219	먹시코복합단지內	비데오 지원팀內	서강대
상무보	최영규	19610329	디지털미디어 Mobile Convergence팀장	컴퓨터 기획그룹內	서울대(碩士)
상무보	토마스퀀	19620515	SSI內	SSI內	Univ.of Illinois, Urbana-Champaign(碩士)
상무보	표현철	19600513	무선 해외영업2팀內	SEI內	중앙대
상무보대우	한동훈	19570209	반도체 환경안전팀장	반도체 환경안전팀內	성균관대
상무보	한승환	19640709	인력팀內	인사팀內	서울대
상무보	허 담	19571213	SSI內	SSI內	고려대
상무보	홍준기	19580909	SEH법인장	SEH內	한국과학기술원(碩士)
상무보	황성수	19620225	홍보팀內	VIENNA지점內	State Univ. of New York, Albany(碩士)
상무보	류병일	19520910	반도체연구소장	반도체연구소장	서강대(碩士)
연구위원	신윤승	19551030	메모리 SRAM/Flash개발실장	메모리 SRAM/Flash개발실장	KAIST(博士)
연구위원	조병덕	19550530	무선 개발실장	무선 개발실장	연세대
연구위원	조수인	19570113	메모리 DRAM개발실장	DRAM개발실장	아주대(碩士)
연구위원	서광벽	19540812	SYS.LSI 기술개발실장	SYS.LSI 기술개발실장	North Carolina State Univ.(博士)
연구위원	서양석	19511203	종합기술원內	종합기술원內	Univ. of Pennsylvania(博士)
연구위원	석준형	19490201	LCD연구소장	LCD연구소장	Drexel Univ.(碩士)
연구위원	이관수	19490626	통신연구소장	통신연구소장	Univ. of Southern California(碩士)
연구위원	박상근	19520424	차세대기술팀장	차세대기술팀장	Polytechnic Univ. of NY(博士)
연구위원	박상일	19541117	A/V Solution팀장	A/V Solution팀장	Univ. of New Mexico(博士)
연구위원	김상수	19560709	LCD개발실장	LCD개발실장	North Carolina State Univ.(博士)
연구위원	김영기	19620107	네트워크 시스템개발팀장	네트워크 시스템개발팀장	Univ. of Southern California(博士)
연구위원	최도환	19540219	무선 상품기획팀장	무선 개발실內	경북대
연구위원	김기남	19580414	메모리 차세대연구2팀장	메모리 차세대연구팀장	Univ. of California, LA(博士)
연구위원	김영형	19520908	프린팅 개발팀장	프린팅 개발팀장	성균관대(博士)
연구위원	서강덕	19561002	메모리 Flash개발팀장	메모리 Flash개발팀장	KAIST(博士)
연구위원	신종균	19560116	무선 개발2팀장	무선 개발실內	광운대
연구위원	오세용	19541215	메모리 IPT실장	메모리 IPT팀장	MIT(博士)
연구위원	이원성	19590125	메모리 SRAM/Flash PA팀장	메모리 SRAM/Flash PA팀장	Stanford大(博士)
연구위원	이원식	19560727	메모리 차세대연구1팀장	메모리 기술센터장	Univ. of Maryland, Baltimore(博士)
연구위원	이철환	19541113	무선 개발4팀장	무선 개발실內	경북대
연구위원	정병영	19550209	SYS.LSI SOC연구소內	SYS.LSI Media개발팀장	Univ. of California, LA(博士)
연구위원	조성현	19531114	컴퓨터 개발팀장	컴퓨터 개발팀장	서울대
연구위원	최창식	19540106	DDI개발실장	DDI개발실장	North Carolina State Univ.(博士)
연구위원	김경태	19570422	메모리 차세대연구2팀內	메모리 차세대연구팀內	KAIST(博士)
연구위원	김상룡	19570824	종합기술원內	종합기술원內	KAIST(博士)
연구위원	김필영	19580521	네트워크 Internet Infra사업팀內	네트워크 시스템개발팀內	경북대
연구위원	김형걸	19530329	Mobile Display개발팀장	Mobile Display개발팀장	Univ. of Detroit Mercy(碩士)
연구위원	윤부근	19530206	영상디스플레이 개발팀장	영상디스플레이 개발팀장	한양대
연구위원	정철희	19570120	SYS.LSI C&M개발팀장	SYS.LSI C&M개발팀장	Michigan State Univ.(博士)
연구위원	강병창	19560310	종합기술원內	N/W연구팀內	Univ. of Minnesota, Twin Cities(博士)
연구위원	손일헌	19541203	SYS.LSI Core개발팀장	SYS.LSI Core개발팀장	Univ. of Massachusetts, Amherst(博士)
연구위원	심창섭	19520506	N/W연구팀장	N/W연구팀장	KAIST(博士)
연구위원	정규하	19520123	Display Device팀장	차세대Display팀장	MIT(博士)

직 위	성 명	생년월일	담당업무	약 력	학 력
연구위원	김광현	19550822	SYS.LSI ASIC개발팀장	SYS.LSI ASIC개발팀장	Virginia Tech(博士)
연구위원	김기호	19580807	종합기술원內	종합기술원內	Univ. of Texas, Austin(博士)
연구위원	김성식	19550722	TSEC법인장	비데오 개발팀장	인하대
연구위원	김영주	19560822	소프트웨어센터장	소프트웨어센터장	KAIST(博士)
연구위원	방정호	19550124	SESS법인장	메모리 TEST기술팀장	인하대
연구위원	변현근	19571017	메모리 SRAM개발팀장	메모리 SRAM개발팀장	경북대
연구위원	신동호	19580425	비데오 개발팀장	비데오 개발팀內	연세대(博士)
연구위원	전영현	19601220	메모리 DRAM2팀장	메모리 DRAM2팀장	KAIST(博士)
연구위원	정용우	19520304	DALLAS연구소장	DALLAS연구소장	서강대
연구위원	최윤호	19600329	메모리 Flash Solution개발팀장	메모리 Flash Solution개발팀장	서울대
연구위원	공정택	19590303	메모리 CAE팀장	메모리 CAE팀장	Duke Univ.(博士)
연구위원	김창현	19610101	메모리 ATD팀장	DRAM3팀장	Univ. of Michigan, Ann Arbor(博士)
연구위원	박현기	19550911	프린팅 개발팀內	프린팅 개발팀內	경희대(碩士)
연구위원	손호인	19560416	스토리지 개발팀장	스토리지 개발팀장	서울대(碩士)
연구위원	예광해	19570828	종합기술원內	종합기술원內	SUNY, Buffalo(博士)
연구위원	이승원	19531230	네트워크 시스템개발팀內	네트워크 시스템개발팀內	한양대
연구위원	장정식	19580815	네트워크 시스템개발팀內	네트워크 시스템개발팀內	경북대
연구위원	정태성	19601118	메모리 상품기획팀장	메모리 상품기획팀장	Univ. of Wisconsin, Madison(博士)
연구위원	천방훈	19570619	소프트웨어센터內	소프트웨어센터內	서울대
연구위원	홍창완	19581130	영상디스플레이 개발팀內	영상디스플레이 개발팀內	서울대
연구위원	김봉균	19590611	무선 개발3팀內	차세대단말팀內	성균관대(碩士)
연구위원	김진태	19551030	DDI개발팀장	LDI개발팀장	Univ. of Michigan, Ann Arbor(博士)
연구위원	노광춘	19520517	종합기술원內	종합기술원內	연세대(博士)
연구위원	도인록	19570618	비데오 개발팀內	비데오 개발팀內	아주대(碩士)
연구위원	문주태	19620620	메모리 공정개발팀장	메모리 공정개발팀장	KAIST(博士)
연구위원	박규찬	19600716	메모리 SRAM/Flash PA팀內	메모리 SRAM/Flash PA팀內	KAIST(博士)
연구위원	박전만	19571107	통신 차세대단말팀內	무선 개발실內	SUNY, Buffalo(博士)
연구위원	서동일	19611117	메모리 DRAM1팀장	메모리 DRAM1팀장	연세대
연구위원	오경석	19601001	메모리 DRAM PA팀장	메모리 DRAM PA팀장	서울대(碩士)
연구위원	유인경	19530116	종합기술원內	종합기술원內	미국기타대(博士)
연구위원	이강훈	19590517	차세대단말팀장	차세대단말팀장	경북대(碩士)
연구위원	이배원	19600301	LCD 고객기술지원팀장	LCD 고객기술지원팀장	KAIST(碩士)
연구위원	이용회	19620207	SYS.LSI Image개발팀內	Mobile Solution개발실內	North Carolina State Univ.(博士)
연구위원	이윤태	19600719	SYS.LSI 상품기획팀內	SYS.LSI 상품기획팀內	KAIST(博士)
연구위원	이진석	19580828	메모리 DRAM PE1팀장	메모리 DRAM PE팀장	경북대
연구위원	이철우	19570723	스토리지 개발팀內	스토리지 개발팀內	Osaka Univ.(博士)
연구위원	임순권	19550921	LCD 공정개발팀장	LCD 공정개발팀장	경북대
연구위원	임창빈	19520805	종합기술원內	종합기술원內	Keio大(博士)
연구위원	정세웅	19621010	SYS.LSI Media개발팀장	SYS.LSI Media개발팀內	Univ. of Colorado, Boulder(博士)
연구위원	조세제	19540723	차세대시스템팀장	차세대시스템팀장	경북대(碩士)
연구위원	조현상	19560321	Internet Infra사업팀內	Internet Infra사업팀內	동국대(碩士)
연구위원	최민호	19561225	프린팅 개발팀內	프린팅 개발팀內	인하대
연구위원	고성수	19500918	무선 기구개발팀장	무선 개발실內	한양공고고교
연구위원	권도현	19621122	무선 개발실內	무선 개발실內	호주 아들레이드대(博士)
연구위원	김진자	19570103	무선 개발실內	무선 개발실內	Loyola Marymount Univ.(碩士)
연구위원	김창용	19591218	종합기술원內	종합기술원內	KAIST(博士)
연구위원	김현배	19601212	무선 개발1팀장	무선 개발실內	숭실대
연구위원	박동건	19590218	메모리 소자연구팀장	메모리 소자연구팀장	Univ. of California, Berkeley(博士)
연구위원	박영순	19591116	비데오 개발팀內	비데오 개발팀內	광운대
연구위원	박희덕	19570316	컴퓨터 Global CS팀장	컴퓨터 개발팀內	충남대
연구위원	어길수	19590216	S/W Solution팀장	IT Solution팀內	KAIST(博士)
연구위원	이상업	19620315	무선 개발실內	무선 개발실內	동국대
연구위원	임창수	19571121	네트워크 시스템개발팀內	네트워크 시스템개발팀內	경북대
연구위원	정태영	19590324	메모리 차세대연구1팀內	메모리 DRAM PA팀內	KAIST(博士)
연구위원	최재구	19590515	무선 개발실內	무선 개발실內	경북대(碩士)
연구위원	강재휘	19550410	SYS.LSI Core개발팀內	SYS.LSI Core개발팀內	광운대
연구위원	박유근	19581216	CTO전략실內	종합기술원內	Stanford大(博士)
연구위원	강호규	19610929	SYS.LSI 차세대개발팀장	SYS.LSI 기술개발실內	Stanford大(博士)
연구위원	김경호	19610203	무선부품연구팀內	무선부품연구팀內	KAIST(博士)
연구위원	김기준	19590312	메모리 SRAM/Flash PA팀內	메모리 SRAM/Flash PA팀內	東北大學(Tohoku Univ.)(博士)
연구위원	김현석	19610123	영상디스플레이 개발팀內	영상디스플레이 개발팀內	Portland State Univ.(碩士)

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
연구위원	류영무	19631204	무선 개발실內	무선 개발실內	경북대
연구위원	박동수	19620604	네트워크 시스템개발팀內	네트워크 시스템개발팀內	KAIST(博士)
연구위원	박병하	19600405	SYS.LSI RF개발팀장	Mobile Solution개발실內	Georgia Inst. of Tech.(博士)
연구위원	박영준	19620227	영상디스플레이 개발팀內	영상디스플레이 개발팀內	서울대
연구위원	박용종	19580901	냉기개발팀장	냉기개발팀장	Universitat Karlsruhe(博士)
연구위원	박용직	19570621	메모리 차세대연구1팀內	메모리 DRAM PA팀內	KAIST(博士)
연구위원	박인식	19570925	Media Solution팀장	Media Solution팀장	서울대(碩士)
연구위원	박재찬	19560919	종합기술원內	종합기술원內	Princeton大(博士)
연구위원	송창룡	19600905	메모리 공정기술팀장	메모리 공정기술팀장	고려대
연구위원	윤 백	19600518	공조개발팀장	공조개발팀장	Univ. of California, LA(博士)
연구위원	윤원주	19620214	네트워크 시스템개발팀內	네트워크 시스템개발팀內	경북대
연구위원	이석선	19590327	영상디스플레이 개발팀內	영상디스플레이 개발팀內	서강대
연구위원	이재민	19590924	무선 개발4팀內	무선 개발실內	KAIST(博士)
연구위원	이정순	19610105	차세대단말팀內	차세대단말팀內	경북대
연구위원	정광영	19590820	프린팅 개발팀內	프린팅 개발팀內	경북대(碩士)
연구위원	김경현	19610828	액정기술팀장	LCD 공정개발팀內	Tokyo Tech.(博士)
연구위원	김봉남	19610620	DDI개발실內	DDI개발실內	한양대
연구위원	김석기	19621115	영상디스플레이 개발팀內	영상디스플레이 개발팀內	한양대
연구위원	김세현	19600224	개발혁신센터장	개발혁신센터內	부산대(碩士)
연구위원	김완배	19570824	LCD 개발1팀장	LCD 개발1팀장	동국대(碩士)
연구위원	김용석	19590820	무선부품연구팀內	무선부품연구팀內	성균관대
연구위원	박상규	19600421	무선 개발실內	무선 개발실內	한양대
연구위원	박성배	19580812	SOC연구소內	SOC연구소內	고려대(碩士)
연구위원	박종대	19580916	LCD 자재구매팀內	LCD 광기구개발팀장	서울대
연구위원	배승균	19590119	무선 개발실內	무선 개발실內	경북대
연구위원	성학경	19601121	Micro Nano기술연구팀장	지능시스템연구소장	Tokyo Institute of Tech(博士)
연구위원	소영세	19620917	Module개발팀장	Module개발팀장	Univ. of Wisconsin, Madison(博士)
연구위원	우문균	19590213	DSC 개발팀內	종합기술원內	성균관대
연구위원	유문현	19590411	메모리 CAE팀內	메모리 CAE팀內	인하대
연구위원	유제환	19630127	DRAM4팀장	DRAM4팀장	연세대(碩士)
연구위원	이승갑	19560215	시스템가전 R/C사업팀장	시스템가전 R/C사업팀장	Tokyo Tech.(博士)
연구위원	이응상	19640205	LCD 개발2팀장	LCD 개발2팀장	東北大學(Tohoku Univ.)(博士)
연구위원	이인호	19600718	컴퓨터 서버팀장	컴퓨터 서버팀장	경북대(碩士)
연구위원	이종식	19611001	메모리 Flash개발팀內	메모리 Flash개발팀內	인하대
연구위원	전영목	19591109	무선 개발실內	무선 개발실內	고려대(碩士)
연구위원	전준영	19620516	메모리 상품기획팀內	메모리 상품기획팀內	성균관대
연구위원	정우인	19610315	메모리 공정개발팀內	메모리 공정개발팀內	KAIST(博士)
연구위원	정은승	19600822	SYS.LSI SOC PA팀장	SYS.LSI 기술개발실內	Univ. of Texas, Arlington(博士)
연구위원	정태흥	19610908	A/V Solution팀內	A/V Solution팀內	한양대
연구위원	조승환	19621003	무선 개발실內	무선 개발실內	한양대(碩士)
연구위원	조재문	19610817	IT Solution팀內	IT Solution팀內	KAIST(博士)
연구위원	채종원	19581231	가전연구소內	가전연구소內	항공대(碩士)
연구위원	천인석	19581016	통신 경영지원실內	통신 경영지원內	영남대(碩士)
연구위원	최광수	19600118	LCD 제품기술팀장	LCD 제품기술팀장	Tokyo Tech.(博士)
연구위원	최승철	19631202	무선 개발실內	무선 개발실內	경희대
연구위원	최인권	19600101	네트워크 시스템개발팀內	네트워크 시스템개발팀內	서울시립대
연구위원	최정혁	19620308	메모리 차세대연구2팀內	메모리 SRAM/Flash PA팀內	인하대
연구위원	한우성	19580602	Photomask팀장	Photomask팀장	스위스연방공과대(博士)
연구위원	감도영	19600521	메카 장비개발팀장	지능시스템연구소內	경북대(碩士)
연구위원	강기상	19580208	메모리 TEST기술팀장	메모리 TEST기술팀內	광운대
연구위원	곽병헌	19630428	메모리 DRAM PE2팀장	메모리 DRAM PE팀內	경북대
연구위원	곽충근	19580619	메모리 SRAM개발팀內	메모리 SRAM개발팀內	단국대(碩士)
연구위원	구형모	19601224	시스템가전 공조개발팀內	시스템가전 개발팀內	한국과학기술원(博士)
연구위원	김용근	19591215	프린팅 개발팀內	프린팅 C-PINTER팀內	서울대(碩士)
연구위원	김용제	19620415	Platform Solution팀內	Platform 개발팀內	아주대(碩士)
연구위원	김치우	19601127	LCD LTPS팀장	LCD 차세대Display팀內	Univ. of Texas, Austin(博士)
연구위원	김태수	19590513	컴퓨터 개발팀內	컴퓨터 개발팀內	한국과학기술원(碩士)
연구위원	김희덕	19630113	무선 개발1팀內	무선 개발팀內	광운대(碩士)
연구위원	박범철	19611005	비데오 개발팀內	비데오 PDM사업팀內	성균관대
연구위원	박영욱	19630412	메모리 공정기술팀內	공정개발팀內	한국과학기술원(博士)
연구위원	박용조	19620306	종합기술원內	종합기술원內	Carnegie Mellon Univ.(博士)

직 위	성 명	생년월일	담 당 업 무	약 력	학 력
연구위원	박현덕	19581225	SYS.LSI 제품기술팀장	SYS.LSI 제품기술팀內	인하대
연구위원	서중언	19590426	비데오 개발팀內	Media Solution팀內	한국과학기술원(碩士)
연구위원	신동호	19590118	메모리 DRAM PA팀內	메모리 DRAM PA팀內	한국과학기술원(博士)
연구위원	윤성흠	19600705	무선 개발1팀內	무선 개발팀內	광운대
연구위원	이강석	19610327	스토리지 개발팀內	스토리지 개발팀內	서울대(碩士)
연구위원	이상대	19570609	네트워크 Internet Infra사업팀內	네트워크 Internet Infra사업팀內	Univ. of Minnesota, Twin Cities(碩士)
연구위원	이수철	19620802	SYS.LSI DDI개발실內	SYS.LSI 기술개발실內	서강대
연구위원	이효건	19620119	영상디스플레이 개발팀內	디지털미디어 IT Solution팀內	한국과학기술원(博士)
연구위원	장계언	19580409	SYS.LSI DDI개발팀內	SYS.LSI DDI개발팀內	부천공고
연구위원	장기수	19610309	종합기술원內	중앙연구소內	한국과학기술원(碩士)
연구위원	장인식	19590328	LCD 개발3팀장	LCD 개발3팀內	한양대
연구위원	정순효	19561102	무선 개발4팀內	무선 개발4팀內	연세대
연구위원	정재익	19601208	무선 개발3팀內	무선개발팀內	경북대
연구위원	정중호	19590322	차세대시스템팀內	네트워크 이동통신사업팀內	경북대(碩士)
연구위원	진교영	19620826	메모리 차세대연구1팀內	메모리 DRAM PA팀內	서울대(博士)
연구위원	최규명	19590911	SYS.LSI CAE센터內	반도체연구소 CAE팀內	Univ. of Pittsburgh(博士)
연구위원	최환영	19610911	종합기술원內	중앙연구소內	연세대(碩士)
연구위원	한백희	19581118	영상디스플레이 개발팀內	DTV개발팀內	경희대
연구위원	김원	19481030	시스템연구소內		Univ.of Illinois, Urbana-Champaign(博士)
고문	강일수	19470301	경영지원총괄內		서울대
고문	감준기	19450226	기술원內		Columbia Coll.,Chicago
고문	김학현	19420108	네트워크사업부內		Columbia Univ.(碩士)
고문	노태기	19470406	경영지원총괄內		고려대
고문	문병대	19410829	수원자원센터內		고려대
고문	박성인	19381212	삼성스포츠단內		영남대
고문	박영화	19460503	사회협력위원회內		서울대
고문	스즈키	19431019	스토리지 개발팀內		동경농공대
고문	야마무로	19460101	컴퓨터시스템사업부內		Waseda Univ.(碩士)
고문	어수관	19521001	SOC연구소內		Univ.of Arizona(碩士)
고문	오오타	19490331	영상디스플레이 영상전략마케팅팀內		熊本工業高等學校
고문	유영수	19500419	통신 경영지원실內		Santa Clara Univ.(MBA)
고문	천경준	19470408	기술총괄內		경북대(碩士)
고문	타케키다	19440621	디지털프린팅사업부內		일본대(碩士)
고문	하마무라	19470211	개발혁신센터內		Tokyo Univ.(博士)
고문	하마사키	19471123	메모리 차세대연구2팀內		Tokyo Univ.(碩士)
고문	홍성표	19501009	중국전자 CMO팀內		서울대
고문	김현곤	19441121	상담역		서울대
상담역	이상현	19490318	상담역		홍익대(碩士)
상담역	최우석	19400203	상담역		부산대
상담역	곽경호	19561119	자문역		한국외국어대
자문역	구기설	19571008	자문역		한양대(碩士)
자문역	김광수	19500827	자문역		서울대(碩士)
자문역	김승환	19501127	자문역		고려대
자문역	김영조	19461202	자문역		서울대
자문역	김태학	19481126	자문역		영남대
자문역	노형래	19520903	자문역		고려대(博士)
자문역	박내성	19540402	자문역		성균관대
자문역	이종해	19510807	자문역		부산대
자문역	이학수	19520610	자문역		Rensselaer Polytechnic Inst.(博士)
자문역	정경섭	19531212	자문역		서강대
자문역	정석민	19500325	자문역		고려대
자문역	최승우	19490605	자문역		Univ.of Tennessee, Ch.Tanooga(博士)

※ 미등기 임원 보유 주식수 : 보통주 2,158,665주 / 우선주 9,806 주
 (이재용 상무 보통주 961,573주, 임형규 사장 외 661명 보통주 1,197,092주/우선주 9,806주)
※ 최근 주주명부 폐쇄일인 '04년 12월 31일 기준임.

2. 직원의 현황

(2005년 3월 31일 현재)   (단위 : 명,년,백만원)

구 분	직 원 수				평균 근속년수	분기 급여총액	1인평균 급여액	비 고
	관리 사무직	생산직	기 타	합 계				
남	7,966	2,370	35,428	45,764	7.5	632,578	14.4	
여	2,076	14,417	4,329	20,822	4.1	185,835	9.0	
합 계	10,042	16,787	39,757	66,586	6.5	818,413	12.6	

※ 1인 평균급여액은 평균인원(64,707명) 기준임.

3. 노동조합의 현황

- 해당사항 없음

4. 회계 및 공시 전문인력 보유현황

구 분	보유인원	담당업무	비 고
한국공인회계사	3명	재무분석, 회계처리의 적정성 검토, 결산진행, 공시관련 자료작성 등	
변호사	51명	당사관련 소송진행, 공시자료의 적정성 검토 등	

VIII. 이해관계자와의 거래내용

1. 최대주주등과의 거래내용

가. 가지급금 및 대여금(유가증권 대여 포함)내역
 - 해당사항 없음

나. 담보제공 내역
 - 해당사항 없음

다. 채무보증 내역

○ 국내채무보증

(단위 : 천$)

성명 (법인명)	관계	거 래 내 역				비 고
		기초	증가	감소	기말	
삼성종합화학(주)	계열회사	8,200	-	-	8,200	

※ 삼성종합화학의 외자유치를 위한 합작법인 설립과 관련, 합작법인의 지분 50%를 인수하는
   Total Holdings U.K Limited 사에 대하여 삼성종합화학의 주요주주인 삼성물산(주) 및 삼성테크윈(주)가
   주식매매계약상의 담보책임에 대하여 계약 당사자로 참여하여 연대책임을 부담하였는 바, 삼성물산(주)
   및 삼성테크윈(주)가 연대보증책임을 이행한 경우에 당사등 나머지 주주들이 각자의 상대적지분비율에
   따라 그 이행에 따른 손실액을 분담하기로 약정함에 따라 발생한 것임.

○ 해외채무보증

(단위 : 천$)

성명 (법인명)	관계	거 래 내 역				비 고
		기초	증가	감소	기말	
SEA (미주총괄법인)	계열회사	100,000			100,000	
S.A.S (미국생산법인)	계열회사	50,000			50,000	
S.E.M. (멕시코생판법인)	계열회사	65,938	48,930		114,868	
S.E.D.A. (브라질생판법인)	계열회사	0	27,979		27,979	
S.E.P.L.C (영국총괄법인)	계열회사	9,543	2,086		11,629	
SSEL (영국판매법인)	계열회사	22,777	27,099		49,876	
S.E.H.G (독일지주회사)	계열회사	59,903		26,061	33,842	

성명 (법인명)	관계	거 래 내 역				비 고
		기초	증가	감소	기말	
SELS (네덜란드물류법인)	계열회사	0	45,841		45,841	
S.E.P (포르투갈판매법인)	계열회사	1,481	5,804		7,285	
SEPOL (폴란드판매법인)	계열회사	8,583		4,068	4,515	
SESK (슬로바키아생산법인)	계열회사	48,854	11,888		60,742	
S.S.A (남아공판매법인)	계열회사	6,825		1,156	5,669	
S.J.C (일본판매법인)	계열회사	47,251		3,184	44,067	
S.Y.R.I (일본연구법인)	계열회사	60,839		2,462	58,377	
S.A.P.L (동남아지역본사)	계열회사	3,755		3,755	0	
S.E.A.U (호주판매법인)	계열회사	11,683		1,661	10,022	
S.E.P.C.O (필리핀판매법인)	계열회사	1,069		1,069	0	
S.S.E.C. (중국생산법인)	계열회사	50,745			50,745	
S.E.H.Z. (중국혜주생산법인)	계열회사	10,000	185		10,185	
합 계		559,246	169,812	43,416	685,642	

라. 출자 및 출자지분 처분내역

(단위 : 백만원)

성명(법인명)	관 계	출자 및 출자지분 처분내역					비 고
		출자지분의 종류	거 래 내 역				
			기 초	증 가	감 소	기말	
삼성카드㈜	관계회사	주식(보통주)	1,091,764	557,650	-	1,649,414	유상증자
영상 1호 투자조합	-	주식(보통주)	17,900	-	17,900	-	만기회수
SSKMT	관계회사	주식(보통주)	6,214	9,215	-	15,429	유상증자
합 계			1,115,878	566,865	17,900	1,664,843	

마. 유가증권 매수 또는 매도 내역

(단위 : 백만원)

성명 (법인명)	관 계	거 래 내 역					비 고
		유가증권의 종류	매수	매도	누계	매매손익	
삼성투신운용	계열회사	수익증권	300,000	1,012,751	1,312,751	12,243	운용사
합 계			300,000	1,012,751	1,312,751	12,243	

바. 부동산 매매 내역

- 해당사항 없음

사. 영업 양수·도 내역

- 해당사항 없음

아. 자산양수·도 내역

(단위 : 백만원)

성명 (법인명)	관계	양수·도 내역					비고
		목적물	양수·도 목적	양수·도 일자	금액		
					양수가액	양도가액	
삼성물산(주)	계열회사	건물공사대	강남사옥 신축	'05.1.27	10,386		총 거래금액은 11,540백만원이 며 선금 1,154백만원은 '04.12.30일 지급완료
제일모직(주)	계열회사	건물공사대	강남사옥 신축	'05.1.27	1,044		총 거래금액은 1,160백만원 이며 선금 116백만원은 '04.12.30일 지급완료
삼성코닝(주)	계열회사	건물공사대	강남사옥 신축	'05.1.27	1,044		총 거래금액은 1,160백만원 이며 선금 116백만원은 '04.12.30일 지급완료
에쓰이에이치 에프코리아	-	전자제품, 광통신제품 재고 등	사업이전 및 축소에 따른 재고자산 등 양도	'05.1.17		6,655	에쓰이에이치에프 코리아는 당사 의 해외법인인 삼성(해남)광통신 유한공사가 100%출자하여 설립한 한국내 생산법인임.
SESS	관계회사	반도체 조립/ 검사 설비	생산물량 증가에 대응한 효율적 Capa 활용 및 원가경쟁력 강화	'05.2.21		17,504	총 거래금액은 96,900백만원 이며 1분기 17,504백만원 거래완료.
합 계					12,474	24,159	

※ 상기 양수·도 일자는 세금계산서 발행일 혹은 계약일 기준임.

자. 장기공급계약 등의 내역

- 해당사항 없음

2. 주주(최대주주 등 제외)·임원·직원 및 기타 이해관계자와의 거래내용

(단위 : 백만원)

성 명 (법인명)	관계	가지급금, 대여금 내역					비 고
		계정과목	거래내역				
			기초잔액	당기증가	당기감소	기말잔액	
(주)태양기전	협력업체	단기대여금	64,474	–	1,977	62,497	
김영기 외	종업원	장기대여금	34,242	1,333	2,793	32,782	
(주)아토 외	협력업체	장기대여금	43,513	9,944	2,858	50,599	
합 계			142,229	11,277	7,628	145,878	

IX. 부속명세서

기업어음(CP) 발행 현황
 - 해당사항 없음

(단위 : 백만원)

할인(중개)금융기관	기초잔액	증 가	감 소	기말잔액	비고
은 행	-	-	-	-	
증 권	-	-	-	-	
보 험	-	-	-	-	
종합금융	-	-	-	-	
자산운용회사	-	-	-	-	
기타금융기관	-	-	-	-	
합 계	-	-	-	-	

X. 기타 필요한 사항

1. 주요경영사항신고내용의 진행상황 등

기 신고한 주요경영사항의 진행상황

신고일자	제목	신고내용	신고사항의 진행상황
2002년 5월 23일	상장유가증권(협회등록주권)과 관련이외의 소 제기	마쓰시다 전기(주)는 삼성전자(주)(해외법인 SSI, SEA, SAS포함)에 대하여 미국 New Jersey 연방 지방법원에 DRAM관련 특허침해소송을 제기함 (소송물가액 3억불)	진행중
2004년 5월 25일	기타주요경영사항에 대한 공시	'03년 5월 26일 결의한 데이콤, 하나로통신 주식 처분 결의에 있어서, 미매각분에 대하여 매각 기간을 1년간 추가 연장 (2004년 5월 25일부터 1년내)함	2005년 1월 7일 데이콤(주) 주식의 장내매각 완료 및 공시
2004년 8월 4일	기타주요경영사항에 대한 공시	주주총회 결의 불발효 확인 등의 소에 대한 상고	진행중
2004년 12월 23일	조회공시요구(풍문 또는 보도)에 대한 답변 (미확정) - 관세청의 1,500 억원 관세추징 보도 관련 (재공시)	관세청은 관세율표상 MCP 분류항목을 변경하고, 삼성전자의 최근 2년간 MCP 수입분에 대해 관세 등 총액 1,564억원 소급 추징을 확정하였음. 이에 대하여 불복청구 절차에 따라 관세 추징 처분 세관인 구미 세관과 서울 세관에 이의 신청을 제기하는 한편 국세심판원에 심판청구를 진행중에 있으며, 추후 최종 결정사항 발생시 공시할 것임.	진행중
2004년 12월 30일	기타 주요경영사항(자진공시)	삼성전자의 미국 현지 법인인 Samsung Semiconductor Inc.(SSI)는 미국정부의 독점금지법 위반 여부 조사와 관련해, 향후 영향을 정확히 예측하기 어렵지만, 손실발생에 대비하여 1억$ 규모의 충당금을 설정하기로 결정함.	미국 정부 조사 진행중
2005년 2월 15일	소송 등의 제기·신청	당사 제35기 주주총회 ('04.2.27)결의 취소의 소의 1심판결에 대한 항소 제기 (항소인 : 박근용, 김기식)	진행중

2. 주주총회의사록 요약

주총일자	안건	결의내용	비고
제36기 주주총회 ('05.2.28)	1. 제36기 대차대조표,손익계산서 및 이익잉여금 처분계산서(안) 승인의 건	○ 원안대로 통과	
	2. 사내이사 선임의 건 - 사내이사 1명 선임(김인주 이사)	○ 원안대로 통과	
	3. 이사 보수한도 승인의 건 - 제36기와 동일(600억)	○ 원안대로 통과	

3. 우발채무 등

가. 중요한 소송사건 등

○ 국내소송사건

(단위 : 백만원)

소송당사자	소송명	계류법원	소송기간	소송금액	소송내용	진행상황
맨체스터 시큐리티즈	주주총회결의 불발효확인등	대법원	2004.8 ~	-	당사의 정관조항 삭제의 무효여부를 다투는 소송(2심 당사 패소 후 대법원 상고)	04/10/2 원고 답변서 제출 04/12/3 피고 상고이유보충서 제출
조관현	손해배상	서울중앙지방법원	2002.11 ~	90,000	당사 휴대폰 문자입력방식인 천지인에 대한 권리 주장	04/12/16 변론준비기일(속행) 05/1/20 차회 변론준비기일

소송당사자	소송명	계류법원	소송기간	소송금액	소송내용	진행상황
부신산업	손해배상	인천지방법원	2002.9 ~	2,000	대리점 화재에 대한 손해배상 청구	04/12/17 변론기일(속행) 05/1/14 차회 변론기일
공정거래 위원회	시정조치등 취소	대법원	2004.1 ~	2,017	공정거래위원회로부터 받은 시정명령 및 과징금납부명령에 대한 취소소송	04/9/24 원고 답변서 제출
기 타 23건				9,557		진행중
합 계				103,574		

※ 2005년 3월 31일 현재 당사가 국내에서 원고로 계류중인 소송사건은 3건으로서 소송가액은
   약 6,504백만원이며, 피고로 계류중인 소송사건은 24건으로서 소송가액은 약 97,070백만원임.

○ 해외 소송사건

2005년 3월 31일 현재 회사는 해외에 소재하고 있는 Matsushita Electric Industrial
Co., Ltd, International Rectifier Corporation, Commissariat A L'Energie Atomiqu
e, Magnequench Inc., ITT Manufacturing Inc., 02 Micro International Limited, St.
Clair Intellectual Property Consultants, Inc., Extended Systems of Idaho, Inc (이
상:피고), Quanta Computer, Compal Electronics Inc., Inventec Corporation, Twin
head Corporation (이상:원고)와 특허침해 관련 소송에 계류 중이고, SONICBLUE I
nc.의 채권단, Getronics Wang., LLC. (이상:피고)와는 대금지급등과 관련된 소송에
계류 중에 있습니다.

나. 견질 또는 담보용 어음·수표 현황
 - 해당사항 없음

다. 기타의 우발채무 등

 - 국내 지급보증
   2005년 3월 31일 현재 국내 채무보증금액은 8,399백만원임.

 - 해외 지급보증
   2005년 3월 31일 현재 해외 현지법인의 채무에 대하여 지급보증
   (실차입기준)한 금액은 약 702,303백만원(US 685,642천$)임.

 - 당사의 미국현지법인인 SSI(Samsung Semiconductor Inc.)는 DRAM의 생산 및
   판매과정중 독점금지법의 위반혐의로 미국의 Department of Justice로부터

조사를 받고 있으며, 이와 관련하여 회사와 SSI는 구매업체로부터 소송을 제기당한 상태에 있음. SSI는 발생가능한 손실에 대하여 전기에 1억달러를 비용 및 부채로 계상하고 있음. 당사의 경영진은 상기 사항의 최종결과가 현재 시점에서의 평가와는 다를 수 있으나, 당사의 재무상태에 중요한 영향을 미치지 아니할 것으로 판단하고 있음.

- 2005년 3월 31일 현재 삼성종합화학(주)의 저가 매각 등과 관련하여 회사의 전·현직 임원을 상대로 한 주주대표소송이 계류되어 있음.

- 당사와 삼성계열사들은 1999년 9월 삼성자동차(주)의 채권금융기관들과 삼성자동차(주) 처리와 관련하여 합의서를 작성하였습니다. 동 합의서에 의하면, 삼성자동차(주)의 회사정리신청과 관련하여 삼성자동차(주)의 채권금융기관들에게 출연된 삼성생명보험(주) 주식 350만주를 2000년 12월 31일까지 처분하고 그 처분가액이 2,450,000백만원에 부족하게 될 경우 삼성그룹 30개 계열사들과 함께 채권금융기관들에게 자본출자 또는 후순위채권매입방법 등으로 그 부족액을 부담하되 미 이행시 은행 연체이율에 의한 지연이자 상당액을 지급하기로 되어 있습니다. 단, 처분가액이 2,450,000백만원을 초과하게 될 경우 그 초과액을 배분받는 것으로 되어 있습니다. 검토보고서일 현재 삼성생명보험(주) 주식의 처분이 이행되지 않았으며, 현재로서는 동 합의사항이 당사의 재무제표에 미칠 영향을 합리적으로 예측할 수 없습니다.

- 기타 상세내역은 제 37기 분기재무제표에 대한 검토보고서 주석 13 '우발채무와 약정사항' 참고

4. 제재현황
- 해당사항 없음

5. 결산일 이후에 발생한 중요사항
- 해당사항 없음

6. 중소기업기준 검토표 등

- 해당사항 없음

7. 공모자금 사용내역
- 해당사항 없음

(단위 : 백만원)

구 분	납입일	납입금액	신고서상 자금사용 계획	실제 자금사용 현황
-	-	-	-	-
-	-	-	-	-